Form 10-K, Exhibit 13
period 1994-12-31
CROSS A T CO
filed 1995-03-28
CIK 25793

A.T. CROSS 1994 ANNUAL REPORT

COMPANY PROFILE
        The A.T. Cross Company is a major international manufacturer of fine writing instruments. The company also markets quality leather and gift products. Manufacturing plants are located in Lincoln, Rhode Island and Ballinasloe, Republic of Ireland. Cross writing instruments are sold to the consumer market through fine stores worldwide, and to the business gift market via a network of companies specializing in recognition and awards programs. Cross products include ball-point pens, mechanical pencils, rolling ball/porous-point pens, and fountain pens. The Townsend series of wider girth writing instruments is available in 18 and 10 karat gold filled, sienna lacquer, marbled green lacquer, black lacquer, titanium finish, and chrome and gold Medalist, all with 22 karat gold electroplated appointments.
        The new Solo series of wider diameter, composite resin-based writing instruments is available in five vibrant colors with matte black appointments. The new Solo Classic, in four traditional colors, has 22 karat gold electroplated appointments. The Signature series by Cross is crafted in 22 karat heavy gold electroplate and black lacquer, diamond cut
22 karat heavy gold electroplate finish, black lacquer, and burgundy lacquer
        Writing instruments in the traditional Century line are available in 18 and 14 karat gold, 18, 14 and 10 karat gold filled, the engraved 23 karat gold electroplate Jewelers Collection, Classic Black, gray, blue, burgundy, chrome and gold Medalist, lustrous chrome and stainless steel. New finishes in the traditional line include gloss epoxy in black, green and red. Cross also produces desk sets which feature bases crafted from walnut, onyx, cherry and marble. The leather and gift group business is conducted by Manetti-Farrow, Incorporated, a wholly-owned subsidiary of the A.T. Cross Company. Based in New York City, Manetti-Farrow distributes the Fendi brand of leather products and fashion accessories in the United States under an exclusive agreement.

Depicted on the cover is a platinum palladium, hand tinted photograph of a Cross Townsend Medalist fountain pen.


TABLE OF CONTENTS
Five Year Summary &
   Market and Dividend Information.......................         1
Shareholders' Letter.....................................       2-3
Cross Highlights........................................        4-7
Financial Highlights....................................          8
Financial Statements....................................       9-19
Management's Discussion and Analysis....................      20-23
Corporate Information...................................         24

FIVE-YEAR SUMMARY
A.T. Cross Company and Subsidiaries
___________________________________________________________________________________________________
(THOUSANDS OF DOLLARS)                    1994        1993        1992        1991        1990
___________________________________________________________________________________________________
OPERATIONS:
Net Sales From Continuing Operations   $177,136    $164,606    $187,130    $205,248    $209,633
Income From Continuing Operations
    Before Income Taxes                  19,016       1,618      19,012      31,964      40,117
Income Taxes                              8,482       1,099       6,239       9,200      11,735
Income From Continuing Operations        10,534         519      12,773      22,764      28,382
Loss From Discontinued Operations          -         (4,000)     (1,955)     (1,577)     (1,159)
Net Income (Loss)                        10,534      (3,481)     10,818      21,187      27,223
Cash Dividends Declared                  10,738      13,544      21,648      21,589      21,206
Capital Expenditures                      7,662       8,494       4,603       7,094       5,593
Depreciation                              5,899       5,495       5,000       5,032       4,781
___________________________________________________________________________________________________
(THOUSANDS OF DOLLARS)
___________________________________________________________________________________________________
FINANCIAL POSITION:
Current Assets                          130,727     130,126     143,632     156,906     158,183
Current Liabilities                      46,758      40,226      39,831      42,700      41,497
Total Assets                            180,369     178,994     194,455     207,635     205,929
Working Capital                          83,969      89,900     103,801     114,206     116,686
Net Property, Plant and Equipment        33,950      32,130      40,162      40,594      37,594
Shareholders' Equity (Net Worth)        128,702     134,160     150,616     161,174     160,821
___________________________________________________________________________________________________
(DOLLARS)
___________________________________________________________________________________________________
PER SHARE DATA:
Net Income (Loss):
From Continuing Operations                 0.62        0.03        0.76        1.35        1.69
From Discontinued Operations                -         (0.24)      (0.12)      (0.09)      (0.07)
Total                                      0.62       (0.21)       0.64        1.26        1.62
Cash Dividends Declared                    0.64        0.80        1.28        1.28        1.26
Shareholders' Equity (Book Value)          7.79        7.92        8.90        9.55        9.55
___________________________________________________________________________________________________
___________________________________________________________________________________________________

See notes J and K to consolidated financial statements.

MARKET AND DIVIDEND INFORMATION
The Company's Class A common stock is traded on the American Stock Exchange. At December 31, 1994, there were approximately 2,200 shareholders of record of the Company's Class A common stock and 2 shareholders of record of Class B common stock. The weighted average numbers of shares outstanding were 16,872,505 and 16,927,411 during 1994 and 1993, respectively.
High and low stock prices and dividends for the last two years were:

                                              Cash                                                   Cash
                                            Dividends                                              Dividends
     Quarter       High          Low        Declared         Quarter       High         Low        Declared
____________________________________________________________________________________________________________
1994                                                     1993
     First         15 7/8        13 3/8      $.00             First        20 1/4       16 1/4       $.00
     Second        17 5/8        15 1/8       .16             Second       18 3/4       14 7/8        .32
     Third         16 7/8        15 1/2       .16             Third        17 3/8       12 1/2        .16
     Fourth        17 1/8        12 3/4       .32*            Fourth       15 1/8       13            .32*
____________________________________________________________________________________________________________

*One half paid in the fourth quarter and balance paid in the subsequent year first quarter.

TO THE SHAREHOLDERS OF A.T.CROSS

        It is our pleasure to report that 1994 operations brought a return to increased sales and earnings for the A.T. Cross Company. This is especially gratifying considering the tremendous amount of change our company has undergone over the last several years.
        Sales for 1994 were $177.1 million and net income was $10.5 million, or 62 cents per share, compared with sales of $164.6 million and a net loss of $3.5 million, or 21 cents per share, for 1993. The results for 1993 included an after-tax restructuring charge and loss from a discontinued operation of $11.6 million, or 68 cents per share. Total writing instrument sales in 1994 rose by 9.2% to $161.8 million with domestic sales up 3.3% to $92.9 million while foreign sales increased 18.4% to $68.9 million. Manetti-Farrow, our distributor for Fendi products, continues to be profitable and will be adding another line of products for 1995.
        While improving economies here and abroad contributed to our 1994 operating results, the main impetus came from the introduction of new products, specifically our new wide-girth Townsend collection, together with emphasis on the point-of-sale and the use of impulse packaging in domestic markets.
        Initially introduced on a limited basis internationally in 1993, the Townsend ball pen, pencil, rolling ball and fountain pen were fully launched worldwide by mid-1994. This line has enjoyed continuing success and, for 1994, dollar sales of Townsend accounted for over 10% of our total writing instrument sales. Townsend is currently offered in six case qualities, including two marbleized lacquer finishes which are new to Cross. To help extend the appeal of Townsend, we intend to introduce new and attractive finishes for the line on a continuous basis.
        Over the last several years, we have significantly expanded our business with mass merchandisers and large office supply stores in the U.S.
To meet the challenge of these distribution channels, in 1994 we introduced impulse packaging for several of our Century line products in the United States. Such packaging allows retailers to display Century in high-traffic point-of-sale areas, making it easily available to consumers. This has increased sales velocity beyond that of the traditional gift box, which is typically shown in a locked display case and requires the assistance of a sales clerk. We will continue to develop packaging and promotional ideas to meet the constantly shifting needs of our multifaceted distribution channels.
        Until recently, our business gift segment, which we refer to as Special Markets, routinely offered those products we had developed for the retail marketplace. To help grow this segment of our business, we are now finding new ways to bring innovation and excitement to Special Markets. As a first step, in 1994 we partnered with VictorinoxRegistration Mark and introduced a gift package which included a ball pen and Swiss Army Knife. This promotion was a success and we plan to continue such specialized product offerings in the future.
        In the fall of 1994 we had a limited introduction of our new "Solo" writing instrument line. Solo is our first offering of a resin-based product and includes ball pens, pencils, rolling balls and fountain pens. Solo is offered at two levels - the first, less expensive version, retails at $12.50 to $23.75, while a second version retails at $22.50 to $32.50. The full launch of Solo is scheduled in the United States and International markets for the spring of this year. We believe that these products, dramatized through special packaging and eye-catching displays, will meet the needs of consumers who desire writing instruments at lower prices, but who still seek the quality and the assurance of Cross' lifetime mechanical warranty.
        After two disappointing years, our international markets enjoyed a tremendous sales resurgence in 1994. This was primarily due to the emergence of the Townsend line, an increase in advertising through print and broadcast media, and a variety of effective promotions. We believe that the success of the Townsend fountain pen, a writing instrument more prevalent internationally than in the U.S., will have a significantly positive impact on our international results, especially in Europe. We plan to build on the success of the Townsend fountain pen with the introduction of the Solo fountain pen, which will be offered at price points where Cross has not typically had a presence.
        We also made numerous changes in our international sales and marketing personnel and have added new and aggressive distributors in some major foreign markets. The hard work of our distributors and subsidiaries in developing in-store presence and in promoting Cross through public relations and advertising programs has contributed greatly to our progress abroad.
We utilized television advertising last year in certain countries such as Japan and Spain, and in 1995, we will extend the use of television to other markets. We have also adopted global colors and global merchandising to achieve a stronger and more consistent international image. Displays developed for our international markets recently won two gold awards from the Point of Purchase Advertising Institute, one at its international show in Paris and another at the show in New York City. Judges commented on the elegant design and the flexibility of our winning displays.
        To pursue our goal of bringing excitement to the industry through new product introduction and innovations, we will continue to spend heavily for research and development. Over the last two years, we have spent approximately $4.2 million in R&D. It is our intention to spend approximately 2% of our sales in this area on an ongoing basis.
        Any successful company needs a constant flow of timely and appropriate information. To meet these needs, we have embarked upon a program of continuous updating of our information technology. We are also moving ahead rapidly in the electronic data interchange area with our major customers in order to obtain timely and detailed information. This information will make us more competitive and more sharply focused in our various distribution channels.
        These are exciting and challenging times for the A.T. Cross Company. New people, new manufacturing and information systems and, most importantly, continuous introduction of new and varied products are positioning us to enhance shareholder value. We are in the midst of a major stock repurchase program and, to date, have repurchased 475,000 shares. It has been your understanding and support through our recent difficult times, and the extraordinary efforts of our employees in managing change, that have helped us achieve a successful 1994. Many thanks for your continued interest in our company as we look forward to an even more successful future.

Cordially yours,

Bradford R. Boss
Chairman

Russell A. Boss
President

February 10, 1995

SOPHISTICATED.
New. That may seem like an odd way to describe a company that's nearing its one hundred and fiftieth anniversary, but in 1994 it's the word our customers used again and again when they described our products, our service, our attitude.
        Townsend is the vanguard of this change. Retailers love it. Customers ask for it by name. Specialty shops feature it in eye-catching window displays. Department stores highlight it in their accessories departments. Fashion magazines focus on its beauty. Newspapers describe it as the most elegant of gifts. In less than a year, Townsend's refined yet bold style has made it the hot name in writing instruments - and the Townsend line is still in its infancy.
        In 1995, we will continue to expand our offerings with stunning new finishes that may well rival the enormous popularity of our titanium and marbled lacquers. We will also capitalize upon our successes in the corporate and special promotions markets, where Townsend has become a preferred choice for awards, gifts and incentives that are truly distinctive. From the day it was introduced, Townsend generated a lot of excitement, and our plans for the future will only increase its appeal.
[The following appears in a side bar on the left-hand side of this section.] Townsend's Signature Replication Program gives our customers an opportunity to make a handsome writing instrument truly unique - just by sending us their John Hancock. Once we receive a signature, accompanied by the pen cap, we reproduce it in black or gold and quickly return it. We've made this Signature Replication service an important feature of our Corporate Gift Certificate Programs, where it gives added value to an exceedingly popular product.
[The following quote appears to the right of the third paragraph in this section.]
"The new Townsend line has given Cross a boost. It's a very easy sell. Great to look at, wonderful to hold - you can just feel the quality." Bob Battani, Manager, Pad & Pen - Boston, MA

SMART.
Packaging was a major story in 1994 because it allowed us to expand our business with mass-market retailers and large office supply stores, where the demand is for products that are easy to display, simple to sell, and reasonably priced. Blister packaging, never before used by Cross, was the perfect solution.
      For the traditional Century line, this packaging was invigorating. Because of its distinctive silhouette, people can see at a glance that it is a Cross. Combined with our new Cross-branded displays, both free-standing and countertop, customers can select for themselves without the assistance of a salesperson - an especially important feature during busy buying periods.
        For the new Solo products, we used a dual-packaging strategy. Solo Level One - with its lower price point, bright colors and matte black accents
- - was perfect for blister packaging. Solo Level Two, in rich tones with gold electroplated appointments, was well suited to a traditional gift box presentation. Developed, designed and manufactured in just nine months, Solo proves that we can respond to the market-place without sacrificing quality.
[The following quote appears to the left of the first paragraph in this section.]
"The new Solo addresses where the market is moving. It's stylish and reasonably priced. Cross reacted quickly and is ahead of the market...and the marketing's right on target too." Houston Hale, Vice President, Kay-Cee Enterprises - Leneya, KS
[The following appears in a side bar on the right-hand side of this section.] Solo's point-of-purchase display needed to be fresh and fun, able to stand out in the busy mass-market environment. It also needed to complement a variety of product colors and package graphics while keeping the Cross name out in front. The solution came "out of the blue." What could be friendlier and have more universal appeal than a bright sky filled with fluffy clouds? Add the name Solo in a skywriting script, and it's a display that's sure to get noticed.

CREATIVE.
What do a Swiss Army Knife, 1930's jazz and Mickey Mouse have in common?
Each one played a role in 1994's aggressive and diversified marketing program.
        For a special gift promotion, we custom-matched Century pens to the official colors of the Swiss Army Knife from VictorinoxRegistration Mark - the pairing proved to be very popular. To give the Townsend line added cachet from Tokyo to Madrid, we capitalized upon the popularity of American jazz, using music and visuals from the 30's in television commercials. Mickey Mouse found his way onto a Century pen created especially for Disney stores worldwide, bringing together two of America's better-known names.
        Successful marketing programs like these have been the result of a new, more open relationship with Cross retailers. By encouraging them to tell us what we're doing right, and what we're doing wrong, we have become more responsive and more flexible. By understanding what their customers want, we have been able to anticipate the appeal of products and programs before their introduction. Through these dialogues we have learned that although it is important for us to tell our retailers what we have planned, it is equally important that we listen to them.
[The following appears in a side bar on the left-hand side of this section.] The London Times Crossword Puzzle page - a great place to advertise the Townsend line. Our UK salesforce found an innovative way to reach its readers every week by sponsoring a contest that awards the first correct solution an 18-karat rolled gold Townsend fountain pen. The next three win a 10 karat rolled gold Century ball-point pen - each with a lifetime guarantee. Across the board, this promotion wins first prize for being a downright smart solution.
[The following quote appears to the left of the third paragraph in this section.]
"Shops like ours can identify trends - we can also set them. Cross is helping us to do just that, and they want to know what we're seeing for the future." Jon Sullivan, President, Fahrney's - Washington, D.C.

WORLDLY.
The luster of lacquered marble finishes. The smooth flow of a fountain pen.
The sleek design of a display case. When a product bears the Cross name, it has to be the best. As we expand our product through new designs and finishes, we must find the technologies and materials that allow us to maintain quality while remaining competitive. Internally, our engineering has become more sophisticated, our design capabilities more advanced. Externally, we have forged new working relationships with a variety of vendors who can offer us technical assistance in manufacturing and distribution. Our steady introduction of new products has been a result of this global effort, one we will continue to encourage in the future.
        Classic has always been a term associated with Cross writing instruments. This year we've added the words elegant and spirited to that description. So whether our products are on display in Hong Kong, advertised on TV in Barcelona, or clipped on a knapsack in Manhattan, they will continue to be known for their quality. Regardless of product or place, that will remain the Cross distinction.
[The following quote appears to the right of the second paragraph in this section.]
"Cross has made an evolutionary change by focusing on the customer - what we need, how they can help us. Cross is now a company of the 21st century."
Howard Wolff, President, Total Promotions - Chicago, IL
[The following appears in a side bar on the right-hand side of this section.] Our 150th anniversary, in 1996, will mark a milestone for A. T. Cross. With new products and packaging, as well as special promotions and media events, the year 1995 promises to provide many exciting marketing opportunities. Throughout the year we will have many surprises as we build to our 150th anniversary, including one that will generate considerable excitement among pen enthusiasts. Worldwide, the A. T. Cross Company continues to be recognized as the American name in fine writing instruments.

FINANCIAL HIGHLIGHTS
A.T. Cross Company and Subsidiaries

       Net Sales     Net Income (Loss)   Net Income (Loss)  Cash, Cash        Working      Shareholders'
       (Millions       (Millions of          Per Share      Equivalents       Capital         Equity
      of Dollars)        Dollars)            (Dollars)      & Short-Term    (Millions      Book Value
                                                            Investments     of Dollars)    Per Share
                                                            (Millions of                    (Dollars)
                                                              Dollars)
1990      209.6         27.2                 1.62              70,370          116.7          9.55
1991      205.2         21.2                 1.26              65,930          114.2          9.55
1992      187.1         10.8                  .64              65,210          103.8          8.90
1993      164.6         (3.5)                (.21)             71,134           89.9          7.92
1994      177.1         10.5                  .62              72,021           84.0          7.79


CONSOLIDATED BALANCE SHEETS
A.T. Cross Company and Subsidiaries

                                                                             December 31
                                                               _____________________________________
ASSETS                                                              1994                     1993
____________________________________________________________________________________________________
CURRENT ASSETS
    Cash and cash equivalents                                  $ 15,689,564             $ 52,822,365
    Short-term investments                                       56,331,324               18,311,963
    Accounts receivable, less allowances for doubtful accounts
    of $1,828,000 in 1994 and $1,632,000 in 1993                 37,435,562               36,960,352
    Inventories - NOTE B:
    Finished goods                                                9,612,598               11,736,582
    Work in process                                               2,831,720                3,004,261
    Raw materials                                                 4,280,690                4,222,975
____________________________________________________________________________________________________
                                                                 16,725,008               18,963,818
    Other current assets                                          4,545,636                3,067,532
____________________________________________________________________________________________________
    TOTAL CURRENT ASSETS                                        130,727,094              130,126,030
PROPERTY, PLANT AND EQUIPMENT
    Land and land improvements                                    1,269,185                1,273,227
    Buildings                                                    15,162,030               14,381,009
    Machinery and equipment                                      68,547,378               61,839,155
____________________________________________________________________________________________________
                                                                 84,978,593               77,493,391
    Less allowances for depreciation                             51,028,995               45,363,359
____________________________________________________________________________________________________
    NET PROPERTY, PLANT AND EQUIPMENT                            33,949,598               32,130,032
INTANGIBLES AND OTHER ASSETS                                     15,692,413               16,738,196
____________________________________________________________________________________________________
                                                               $180,369,105             $178,994,258
____________________________________________________________________________________________________
____________________________________________________________________________________________________

LIABILITIES AND SHAREHOLDERS' EQUITY
____________________________________________________________________________________________________
CURRENT LIABILITIES
    Accounts payable                                           $  8,872,850             $  4,055,324
    Accrued compensation and related taxes                        5,158,039                6,647,429
    Accrued expenses and other liabilities                       17,726,537               17,187,201
    Cash dividends payable                                        2,643,855                2,708,925
    Contributions payable to employee benefit plans               8,055,367                8,631,461
    Income taxes payable                                          4,301,670                  995,389
____________________________________________________________________________________________________
    TOTAL CURRENT LIABILITIES                                    46,758,318               40,225,729
ACCRUED WARRANTY COSTS                                            4,909,000                4,609,000
SHAREHOLDERS' EQUITY - NOTES C AND D:
    Common stock, par value $1 per share:
    Class A-authorized 40,000,000 shares, 15,194,293
    shares issued and 14,719,293 shares outstanding in 1994,
    and issued and outstanding 15,125,982 shares in 1993         15,194,293               15,125,982
    Class B-authorized 4,000,000 shares,
    issued and outstanding 1,804,800 shares                       1,804,800                1,804,800
    Additional paid-in capital                                   10,721,412                9,389,762
    Retained earnings                                           107,958,596                 108,1260
    Accumulated foreign currency translation adjustment             328,423                 (323,275)
                                                                136,007,524              134,159,529
    Treasury stock, at cost, 475,000 shares                      (7,305,737)                       -
____________________________________________________________________________________________________
    TOTAL SHAREHOLDERS' EQUITY                                  128,701,787              134,159,529
____________________________________________________________________________________________________
                                                               $180,369,105             $178,994,258
____________________________________________________________________________________________________
____________________________________________________________________________________________________

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
A.T. Cross Company and Subsidiaries

                                                                             Year Ended December 31
                                                             __________________________________________________
                                                                  1994               1993               1992
_______________________________________________________________________________________________________________
REVENUES
    Net sales                                                $177,135,770       $164,606,391       $187,129,510
    Interest and other income                                   3,943,234          2,516,161          3,197,899
_______________________________________________________________________________________________________________
                                                              181,079,004        167,122,552        190,327,409

COSTS AND EXPENSES
    Cost of goods sold                                         88,691,081         84,392,881         99,087,116
    Selling, general and administrative expenses               66,794,430         62,846,578         63,707,825
    Service and distribution costs                              4,542,003          5,042,168          5,184,115
    Research and development expenses                           2,035,568          2,212,851          1,236,428
    Restructuring charges - NOTE I                                      -         11,010,000          2,100,000
_______________________________________________________________________________________________________________
                                                              162,063,082        165,504,478        171,315,484
    INCOME FROM CONTINUING OPERATIONS
    BEFORE INCOME TAXES                                        19,015,922          1,618,074         19,011,925
Provision for income taxes - NOTE F                             8,482,000          1,099,000          6,239,000
_______________________________________________________________________________________________________________
    INCOME FROM CONTINUING OPERATIONS                          10,533,922            519,074         12,772,925

DISCONTINUED OPERATIONS,
LESS INCOME TAX BENEFIT - NOTE J
    Loss from operations                                                -         (1,500,000)        (1,955,233)
    Loss on disposal                                                    -         (2,500,000)                 -
_______________________________________________________________________________________________________________
    LOSS FROM DISCONTINUED OPERATIONS                                   -         (4,000,000)        (1,955,233)
_______________________________________________________________________________________________________________
    NET INCOME (LOSS)                                          10,533,922         (3,480,926)        10,817,692
Retained earnings at beginning of year                        108,162,260        125,186,939        136,017,154
_______________________________________________________________________________________________________________
                                                              118,696,182        121,706,013        146,834,846
Cash dividends declared (per share: $0.64 in 1994,
    $0.80 in 1993, and $1.28 in 1992) - NOTE C                 10,737,586         13,543,753         21,647,907
_______________________________________________________________________________________________________________
    RETAINED EARNINGS AT END OF YEAR                         $107,958,596       $108,162,260       $125,186,939
_______________________________________________________________________________________________________________
_______________________________________________________________________________________________________________

INCOME (LOSS) PER SHARE:
    From Continuing Operations                                      $0.62              $0.03              $0.76
    From Discontinued Operations                                        -              (0.24)             (0.12)
_______________________________________________________________________________________________________________
    NET INCOME (LOSS) PER SHARE                                     $0.62             ($0.21)             $0.64
_______________________________________________________________________________________________________________
_______________________________________________________________________________________________________________

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
A.T. Cross Company and Subsidiaries

                                                                             Year Ended December 31
                                                             __________________________________________________
CASH PROVIDED BY (USED IN):                                       1994               1993               1992
_______________________________________________________________________________________________________________
OPERATING ACTIVITIES:
    Income from continuing operations                        $ 10,533,922       $     519,074      $ 12,772,925
    Adjustments to reconcile income from
    continuing operations to net cash provided
    by operating activities:
    Depreciation and amortization                               6,346,690           6,184,774         5,244,427
    Provision for losses on accounts receivable                   405,592             422,719           292,651
    Deferred income taxes                                         458,000          (2,365,000)         (569,000)
    Provision for warranty costs                                1,195,595           1,454,029         1,166,364
    Provision for write-down of fixed assets                            -           3,500,000                 -
    Changes in operating assets and liabilities:
    Accounts receivable                                            (6,806)          1,236,622        (9,294,867)
    Inventories                                                 2,643,810           9,695,628        18,849,037
    Other assets - net                                         (1,143,887)         (1,542,327)          157,732
    Accounts payable                                            4,733,123          (1,220,084)       (2,553,617)
    Other liabilities - net                                     2,663,867           7,087,033         3,571,390
    Warranty costs paid                                          (895,595)           (854,029)         (918,364)
    Foreign currency transaction (gain) loss                      (82,495)            165,544           129,550
_______________________________________________________________________________________________________________
    NET CASH PROVIDED BY CONTINUING OPERATIONS                 26,851,816          24,283,983        28,848,228
    Discontinued operations:
    Loss from discontinued operations                                   -          (4,000,000)       (1,955,233)
    Changes in operating assets and liabilities                         -           4,656,906          (496,745)
_______________________________________________________________________________________________________________
NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS                  -             656,906        (2,451,978)
_______________________________________________________________________________________________________________
    NET CASH PROVIDED BY OPERATING ACTIVITIES                  26,851,816          24,940,889        26,396,250
INVESTING ACTIVITIES:
    Proceeds from sales of assets of Mark Cross                         -           7,023,000                 -
    Additions to property, plant and equipment                 (7,662,300)         (8,493,669)       (4,602,822)
    Additional acquisition payment                               (687,086)           (520,485)       (1,562,450)
    Acquisition of minority interest in subsidiary                      -            (985,211)                -
    Purchase of short-term investments                        (86,088,263)        (32,749,856)      (56,859,846)
    Sale or maturity of short-term investments                 48,068,902          57,241,963        54,731,388
_______________________________________________________________________________________________________________
    NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES       (46,368,747)         21,515,742        (8,293,730)
FINANCING ACTIVITIES:
    Cash dividends paid                                       (10,802,656)        (16,248,949)      (21,635,416)
    Proceeds from sale of Class A common stock                    262,033             189,631           863,455
    Purchase of treasury stock                                 (7,305,737)                  -                 -
_______________________________________________________________________________________________________________
    NET CASH USED IN FINANCING ACTIVITIES                     (17,846,360)        (16,059,318)      (20,771,961)
Effect of exchange rate changes on cash
    and cash equivalents                                          230,490              18,675          (178,278)
Increase (decrease) in cash and cash equivalents              (37,132,801)         30,415,988        (2,847,719)
_______________________________________________________________________________________________________________
Cash and cash equivalents at beginning of year                 52,822,365          22,406,377        25,254,096
_______________________________________________________________________________________________________________
    CASH AND CASH EQUIVALENTS AT END OF YEAR                 $ 15,689,564        $ 52,822,365     $  22,406,377
_______________________________________________________________________________________________________________
_______________________________________________________________________________________________________________

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.T. CROSS COMPANY AND SUBSIDIARIES
DECEMBER 31, 1994

NOTE A - SIGNIFICANT ACCOUNTING POLICIES
      PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Upon consolidation, all material intercompany accounts and transactions are eliminated.
      CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Short-term investments are stated at cost, which approximates market, and consist of interest bearing investments with a maturity of greater than three months when purchased. Cash equivalents and short-term investments are placed only with high-credit quality financial institutions. At December 31, 1994, approximately 66% of the Company's cash, cash equivalents and short-term investments were placed with one financial institution.
      Short-term investments at December 31, 1994 and 1993 include certificates of deposit and municipal bonds ("Held-to-Maturity" securities) which have maturities greater than three months. The Company has the positive intent and ability to hold these securities until maturity and has stated these investments at cost which approximates market.
      INVENTORIES: Substantially all domestic inventories are priced at the lower of last-in, first-out cost or market. The remaining inventories are priced at the lower of first-in, first-out cost or market.
      PROPERTIES, EQUIPMENT AND RELATED DEPRECIATION: Property, plant and equipment are stated on the basis of cost. Provisions for depreciation are computed using a combination of accelerated and straight-line methods which are intended to amortize the cost of such assets over their estimated useful lives.
      FOREIGN CURRENCY TRANSLATION: The Company has a program in place to manage foreign currency risk. As part of that program, the Company has entered into foreign currency exchange contracts to hedge anticipated foreign currency transactions or commitments, primarily purchases of materials and products from foreign suppliers, and certain foreign currency denominated balance sheet positions. The terms of the contracts generally correspond with the dates of the anticipated foreign currency transactions. Realized and unrealized gains and losses on those contracts intended to hedge specific foreign currency transactions or commitments are deferred and accounted for as part of the transaction, while gains and losses on other contracts are included in net income. At December 31, 1994, the Company held forward exchange contracts approximating $8,934,000. The fair value of these contracts, which hedge commitments becoming due at various times through November 1995, approximated $8,904,000, based on the December 31, 1994 market prices of comparable instruments.
      Foreign currency exchange gains (losses) are included in selling, general and administrative expenses and approximated $189,000, $(230,000) and $60,000 in 1994, 1993 and 1992, respectively.
      INDUSTRY SEGMENT: The Company predominately operates in one industry segment, writing instruments.
      ADVERTISING COSTS: The costs of advertising are charged to expense as incurred and amounted to $20,718,000, $18,145,000 and $20,346,000 for the years ended December 31, 1994, 1993 and 1992, respectively.
      WARRANTY COSTS: The Company's writing instruments are sold with a full warranty of unlimited duration against mechanical failure. Estimated warranty costs are accrued at the time of sale. Discretionary product repair and replacement costs, not related to mechanical failure, are classified as marketing costs.
      NET INCOME (LOSS) PER SHARE: Net income (loss) per share is computed based upon the weighted average number of shares of Class A and Class B common stock outstanding during the year (16,872,505, 16,927,411 and 16,903,170 in 1994, 1993 and 1992, respectively). The exercise of outstanding stock options would not result in a material dilution of net income per share.

NOTE B - INVENTORIES
      Domestic inventories approximating $9,107,000 and $10,416,000 at December 31, 1994 and 1993, respectively, are priced at the lower of last-in, first-out (LIFO) cost or market. The remaining inventories are priced at the lower of first-in, first-out cost or market.
      If the first-in, first-out method of inventory valuation had been used by the Company for those inventories priced using the last-in, first-out method, inventories would have been approximately $13,196,000 and $13,532,000 higher than reported at December 31, 1994 and 1993, respectively. During 1993 and 1992, inventory quantities were reduced resulting in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of current purchases. The effect of these liquidations was to increase net income by approximately $719,000 or $0.04 per share and $1,563,000 or $0.09 per share in 1993 and 1992, respectively. The Company believes the LIFO method of inventory valuation ordinarily results in a more appropriate matching of its revenues to their related costs since current costs are included in costs of goods sold and distortions in reported income due to the effect of changing prices are reduced.

NOTE C - COMMON STOCK
      The Class A and Class B common stock are identical, except for differences with respect to certain voting rights. They are entitled to share equally in dividends that may be declared by the Board of Directors and, upon liquidation, to share ratably in any assets which remain available for distribution on the Class A and Class B common stock. Holders of Class A common stock are entitled to elect one-third of the number of directors.
      Changes in Class A common stock and additional paid-in capital are shown below (there were no changes in Class B common stock):

                                             Class A Common Stock
                                        ____________________________
                                           Number                            Additional
                                             of                                Paid-In
                                           Shares            Amount            Capital
_______________________________________________________________________________________
Balances at January 1, 1992             15,071,294       $15,071,294        $ 8,281,364
Stock option activity                       35,800            35,800            655,934
Stock purchase plan                          7,234             7,234            164,487
_______________________________________________________________________________________
Balances at December 31, 1992           15,114,328        15,114,328          9,101,785
Stock option activity                        3,400             3,400            155,100
Stock purchase plan                          8,254             8,254            132,877
_______________________________________________________________________________________
Balances at December 31, 1993           15,125,982        15,125,982          9,389,762
Stock option activity                       10,753            10,753            523,766
Stock purchase plan                          8,636             8,636            116,860
Issued to profit sharing trust              48,922            48,922            691,024
_______________________________________________________________________________________
Balances at December 31, 1994           15,194,293       $15,194,293        $10,721,412
_______________________________________________________________________________________
_______________________________________________________________________________________


NOTE D- STOCK OPTION AND STOCK PURCHASE PLANS
      The Company has an incentive stock option plan and a non-qualified stock option plan under which options to purchase shares of Class A common stock may be granted to key employees. Options to purchase Class A shares may also be granted under the non-qualified plan to members of the Company's Board of Directors.
      Under the incentive plan, the option price is the mean between the high and low prices of the stock on the date that the option is granted. Under its present terms, the plan will expire in 1998. The term of each option is ten years or such shorter period as may be determined by the Board of Directors.
      The non-qualified plan has an option price of 10% less than the mean between the high and low prices of the stock on the date the option is granted. The plan has no definite expiration date, but may be terminated by the Board of Directors. The term of each option is ten years or such shorter period as may be determined by the Board of Directors. Compensation expense relating to non-qualified stock options amounted to $399,000 in 1994 and $110,000 in 1993.

Stock option activity during the two years
ended December 31, 1994 was as follows:                                                              PRICE              SHARES
                                            OPTIONS        PER SHARE           RESERVED
_______________________________________________________________________________________
Incentive Stock Option Plan:
Outstanding at January 1, 1993              346,040      $12.63 to $36.69       613,790
Granted                                     158,600      $19.56                       -
Exercised                                    (3,400)     $12.63 to $15.50        (3,400)
Canceled                                    (95,770)     $14.88 to $36.69             -
_______________________________________________________________________________________
Outstanding at December 31, 1993            405,470      $12.63 to $36.69       610,390
Granted                                     117,750      $13.88 to $15.44             -
Exercised                                    (2,250)     $12.63 to $13.88        (2,250)
Canceled                                    (59,850)     $12.63 to $36.69             -
_______________________________________________________________________________________
Outstanding at December 31, 1994            461,120      $12.63 to $36.69       608,140
_______________________________________________________________________________________
_______________________________________________________________________________________

Substantially all options outstanding were exercisable at December 31, 1994 and 1993.

Non-Qualified Stock Option Plan:
Outstanding at January 1, 1993              281,800      $17.83 to $33.02       795,300
Granted                                     338,919      $11.38 to $17.61             -
Canceled                                    (31,000)     $17.61 to $32.23             -
_______________________________________________________________________________________
Outstanding at December 31, 1993            589,719      $11.38 to $33.02       795,300
Granted                                     176,860      $12.49 to $14.91             -
Exercised                                    (8,503)     $11.76 to $13.89        (8,503)
Canceled                                    (53,069)     $11.76 to $32.23             -
_______________________________________________________________________________________
Outstanding at December 31, 1994            705,007      $11.38 to $33.02       786,797
_______________________________________________________________________________________
_______________________________________________________________________________________

Approximately 546,000 options were exercisable at December 31, 1994 and approximately 430,000 options were exercisable at December 31, 1993.

      The Company also has an employee stock purchase plan allowing eligible employees, other than officers and directors, to purchase shares of the Company's Class A common stock at 10% less than the mean between the high and low prices of the stock on the date of purchase. A maximum of 320,000 shares is available under the plan and the aggregate number of shares reserved was 161,716 and 170,352 at December 31, 1994 and 1993, respectively.
      In December 1994, the Company's Board of Directors approved amendments to the non-qualified stock option plan to increase the number of shares of Class A common stock reserved for issuance to 675,000, and to provide that the option price shall be the mean between the high and low price on the date of grant. Approximately 630,000 options have been allocated to employees under the amended plan. The amended plan is subject to approval by a majority of the Company's shareholders at the Company's annual meeting in April 1995.

NOTE E - EMPLOYEE BENEFIT PLANS
      The Company has a noncontributory defined benefit pension plan, a savings plan and a noncontributory profit sharing plan which cover substantially all domestic employees. Employees of non-U.S. subsidiaries generally receive retirement benefits from company sponsored defined benefit or defined contribution plans or from statutory plans administered by governmental agencies in their countries. The Company does not provide its employees any post retirement benefits other than those described above.
      Benefits under the defined benefit plans are based on the employee's years of service and compensation, as defined. The Company's funding policy is consistent with applicable local laws and regulations.
      The savings plan, established under Section 401(k) of the Internal Revenue Code, allows participants to contribute up to 10% of their annual compensation. The Company will contribute 50% of the participant's contribution, to a maximum of 3% of the participant's salary and bonus.
      The Company's annual accrual and contribution for both the savings plan and profit sharing retirement trust will not exceed the maximum amount deductible for such year for federal income tax purposes.
      The following table sets forth the defined benefit plans' combined funded status and amounts recognized in the Company's consolidated balance sheet at December 31 of each year:

_______________________________________________________________________________________________________________
                                                                      1994               1993             1992
_______________________________________________________________________________________________________________
Actuarial present value of benefit obligations:
Accumulated benefit obligation including vested
    benefits of $12,297,000 in 1994, $11,155,000
    in 1993, and $8,421,000 in 1992                          $  12,667,000      $  11,720,000     $  8,953,000
_______________________________________________________________________________________________________________
_______________________________________________________________________________________________________________
Projected benefit obligation                                 $  (18,383,000)    $ (17,204,000)    $ (15,249,000)
Plan assets at fair value (marketable securities
    and short-term cash investments)                             14,847,000        11,652,000        10,781,000
_______________________________________________________________________________________________________________
Projected benefit obligation
    in excess of plan assets                                     (3,536,000)       (5,552,000)       (4,468,000)
Unrecognized net gain                                            (1,296,000)         (651,000)       (1,588,000)
Unrecognized prior service cost                                     161,000           130,000           724,000
Unrecognized net transition obligation,
    net of amortization                                             327,000           233,000           559,000
_______________________________________________________________________________________________________________
Accrued pension cost included in contributions
    payable to employee benefit plans                        $   (4,344,000)    $  (5,840,000)   $   (4,773,000)
_______________________________________________________________________________________________________________
_______________________________________________________________________________________________________________
THE PRINCIPAL ASSUMPTIONS USED IN COMPUTING
THE ABOVE AMOUNTS ARE AS FOLLOWS:
Weighted average discount rate                                        8.00%             7.00%             8.25%
Increase in future compensation                                       5.00%             4.50%             5.50%
Expected long-term return on plan assets                              8.00%             9.00%             9.00%
_______________________________________________________________________________________________________________
_______________________________________________________________________________________________________________
EXPENSES FOR EACH OF THE EMPLOYEE
BENEFIT PLANS ARE AS FOLLOWS:
Service cost - benefits earned during the year               $    1,519,000     $   1,263,000     $   1,472,000
Interest cost on projected benefit obligation                     1,389,000         1,244,000         1,198,000
Actual return on plan assets                                        131,000          (635,000)         (802,000)
Net amortization and deferral                                    (1,185,000)         (327,000)           54,000
_______________________________________________________________________________________________________________
Net pension cost of defined benefit plans                         1,854,000         1,545,000         1,922,000
Savings plan                                                        621,000           641,000           638,000
Profit sharing plan                                               1,000,000           750,000                 -
_______________________________________________________________________________________________________________
    TOTAL                                                    $    3,475,000      $  2,936,000      $  2,560,000
_______________________________________________________________________________________________________________
_______________________________________________________________________________________________________________

The expense for the profit sharing plan in 1993 represents the approximate market value of 50,000 shares of Class A common stock which the Company contributed to the plan in 1994.

NOTE F- INCOME TAXES
The provision (benefit) for income taxes
consists of the following:                                       1994               1993               1992
_______________________________________________________________________________________________________________
CURRENTLY PAYABLE:
    Federal                                                  $ 5,349,000        $   657,000         $ 4,837,000
    State                                                        637,000            276,000             850,000
    Foreign                                                    1,717,000            161,000             272,000
_______________________________________________________________________________________________________________
                                                               7,703,000          1,094,000           5,959,000
DEFERRED:
    Federal                                                      857,000         (1,912,000)           (719,000)
    State                                                         93,000           (304,000)            (98,000)
    Foreign                                                     (171,000)            18,000              49,000
_______________________________________________________________________________________________________________
                                                                 779,000         (2,198,000)           (768,000)
_______________________________________________________________________________________________________________
    TOTAL                                                    $ 8,482,000        $(1,104,000)        $ 5,191,000
_______________________________________________________________________________________________________________
_______________________________________________________________________________________________________________

Income tax (benefit) included in:
    Continuing operations                                    $ 8,482,000        $ 1,099,000         $ 6,239,000
    Discontinued operations                                            -         (2,203,000)         (1,048,000)
_______________________________________________________________________________________________________________
    TOTAL                                                    $ 8,482,000        $(1,104,000)       $  5,191,000
_______________________________________________________________________________________________________________
_______________________________________________________________________________________________________________

The reconciliation of income taxes computed at the
statutory federal income tax rate to the provision for
income taxes from continuing operations is as follows:
Statutory federal income tax                                 $  6,656,000       $   550,000        $  6,464,000
State income tax expense, less federal tax benefit                475,000            81,000             523,000
Foreign operations                                              1,779,000           643,000            (706,000)
Benefit of Foreign Sales Corporation                             (553,000)         (300,000)           (225,000)
Miscellaneous                                                     125,000           125,000             183,000
_______________________________________________________________________________________________________________
    PROVISION FOR INCOME TAXES                                $ 8,482,000       $ 1,099,000         $ 6,239,000
_______________________________________________________________________________________________________________
_______________________________________________________________________________________________________________

The tax effects of temporary differences that give rise to
significant portions of the deferred tax assets and deferred
tax liabilities at December 31 are presented below:                                1994                 1993
_______________________________________________________________________________________________________________
DEFERRED TAX ASSETS:
    Accounts receivable                                                        $   515,000          $   477,000
    Additional costs inventoried for tax purposes and
    inventory reserves not deductible for tax purposes                           1,802,000            1,815,000
    Excess benefit plan                                                            654,000              560,000
    Accrued warranty costs                                                       1,905,000            1,791,000
    Accrued pension costs                                                        1,049,000            1,368,000
    Intangible assets                                                              535,000              496,000
    Restructuring charges                                                          335,000              787,000
    Net operating loss carryforward                                              1,334,000              949,000
    Other                                                                          270,000              558,000
_______________________________________________________________________________________________________________
                                                                                 8,399,000            8,801,000
    Less: valuation allowance                                                   (1,334,000)            (949,000)
_______________________________________________________________________________________________________________
    TOTAL DEFERRED TAX ASSETS                                                    7,065,000            7,852,000
_______________________________________________________________________________________________________________
DEFERRED TAX LIABILITIES:
    Plant and equipment, principally due to
    differences in depreciation                                                   (321,000)             (97,000)
    Other                                                                                -             (232,000)
_______________________________________________________________________________________________________________
    TOTAL DEFERRED TAX LIABILITIES                                                (321,000)            (329,000)
_______________________________________________________________________________________________________________
    NET DEFERRED TAX ASSET                                                      $6,744,000           $7,523,000
_______________________________________________________________________________________________________________
_______________________________________________________________________________________________________________

NOTE F - INCOME TAXES (CONTINUED)
      The Company's wholly-owned subsidiary, A.T. Cross Limited ("ATCL") is not subject to the Republic of Ireland statutory income tax rate. Through
2010, ATCL is subject to the 10% rate on profits from sales of Irish manufactured goods, as defined. This lower tax rate reduced income tax expense and increased net income by approximately $1,692,000 ($0.10 per share) in 1994, $879,000 ($0.05 per share) in 1993, and $605,000 ($0.04 per share) in 1992. Beginning in 1994, the earnings of ATCL are subject to taxation in the United States pursuant to recently enacted anti-deferral legislation. This had the effect of decreasing net income by approximately $1,375,000 ($0.08 per share).
      Undistributed earnings of foreign subsidiaries amounted to approximately $71,666,000 and $71,551,000 (including approximately $50 million of cash in both years) at December 31, 1994 and 1993, respectively. These earnings could become subject to additional tax if they are remitted as dividends, if foreign earnings were lent to the Company or a U.S. affiliate, or if the Company should sell its stock in the subsidiaries. Since it is generally the intention of the Company to invest the undistributed earnings of foreign subsidiaries in the growth of business outside the United States, deferred income taxes have not been provided on such earnings. The amount of additional taxes that might be payable on the foreign earnings approximates $22,500,000.
      At December 31, 1994, net operating loss carryforwards for certain foreign subsidiaries were approximately $3,429,000 for tax purposes. These losses begin to expire in 1997.
      Income taxes paid in 1994, 1993 and 1992 were approximately $4,533,000, $2,115,000 and $7,530,000, respectively.

NOTE G - GEOGRAPHIC INFORMATION

The following table sets forth geographic
information for the Company:                                      1994               1993             1992
_______________________________________________________________________________________________________________
Sales to unaffiliated customers:
    United States                                             $132,177,946      $122,518,640       $136,056,178
    Europe and Far East                                         44,957,824        42,087,751         51,073,332
_______________________________________________________________________________________________________________
    TOTAL                                                     $177,135,770      $164,606,391       $187,129,510
_______________________________________________________________________________________________________________
_______________________________________________________________________________________________________________

Income (loss) from continuing operations
  before income taxes:
    United States                                            $  14,314,316        $  2,089,882     $ 15,371,420
    Europe and Far East                                          4,701,606            (471,808)       3,640,505
_______________________________________________________________________________________________________________
    TOTAL                                                    $  19,015,922        $  1,618,074     $ 19,011,925
_______________________________________________________________________________________________________________
_______________________________________________________________________________________________________________

Identifiable assets:
    United States                                            $  96,145,653        $ 95,431,780     $109,414,075
    Europe and Far East                                         84,223,452          83,562,478       85,041,317
_______________________________________________________________________________________________________________
    TOTAL                                                     $180,369,105        $178,994,258     $194,455,392
_______________________________________________________________________________________________________________
_______________________________________________________________________________________________________________

      Identifiable assets outside the United States include cash, cash equivalents and short-term investments of $54,178,000, $53,613,000 and $51,003,000 at December 31, 1994, 1993 and 1992, respectively. United States sales to unaffiliated customers include export sales of approximately $23,950,000, $16,105,000 and $16,726,000 in 1994, 1993 and 1992, respectively.

NOTE H - LINE OF CREDIT
      The Company has an unsecured line of credit agreement with a bank under which it may borrow up to $50,000,000. Any amounts borrowed under the agreement will be payable on demand and will bear interest at one half of one percent (1/2 of 1%) per annum in excess of the London Interbank Offering Rate (LIBOR). The agreement is cancelable at any time by the Company or the bank. The highest amount borrowed at any time during the year was $2,000,000.

NOTE I - RESTRUCTURING AND OTHER CHARGES
      The Company recorded restructuring charges of $11,010,000 in 1993 in connection with the consolidation of production and distribution facilities and the reduction of excess manufacturing capacity ($4,600,000); the worldwide reduction of personnel and corporate reorganization ($3,810,000); and the discontinuation of certain product lines ($2,600,000). Restructuring charges in 1992 of $2,100,000 were comprised principally of employment costs in connection with the reduction of personnel at the Company's Irish facility.
      Assets held for sale, including the Company's distribution center in Lincoln, R.I., are classified in Intangibles and Other Assets in the balance sheet at December 31, 1994. Substantially all other aspects of the restructuring were completed in 1994 as planned.

NOTE J - DISCONTINUED OPERATIONS
      On June 30, 1993, the Company completed the sale of the Mark Cross trademark and selected assets of its wholly-owned subsidiary Mark Cross, Inc. and discontinued its retail business.
      The following table sets forth summary information relating to Mark Cross:

                                                         SIX MONTHS
                                                            ENDED            YEAR ENDED
                                                        JUNE 30, 1993           1992
_______________________________________________________________________________________
Net sales                                              $  5,257,470         $13,302,566
Costs and expenses                                        7,577,836          16,305,799
_______________________________________________________________________________________
    OPERATING LOSS BEFORE INCOME TAX BENEFIT             (2,320,366)         (3,003,233)
Income tax benefit relating to operations                   820,366           1,048,000
_______________________________________________________________________________________
    OPERATING LOSS                                       (1,500,000)         (1,955,233)
Loss on disposal before income taxes                     (3,882,634)                  -
Income tax benefit relating to loss on disposal           1,382,634                   -
_______________________________________________________________________________________
    LOSS ON DISPOSAL                                     (2,500,000)                  -
_______________________________________________________________________________________
    LOSS FROM DISCONTINUED OPERATIONS                  $ (4,000,000)       $ (1,955,233)
_______________________________________________________________________________________
_______________________________________________________________________________________

NOTE K - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The following is a tabulation of the unaudited
quarterly results of operations for the years ended
December 31, 1994 and 1993:
                                           (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
_____________________________________________________________________________________________
                                          MARCH 31     JUNE 30     SEPTEMBER 30   DECEMBER 31
_____________________________________________________________________________________________
1994:
Net sales                               $  35,193   $   40,620      $  45,928       $  55,395
Gross profit                               16,686       18,723         21,606          31,430
Net income                                  1,361          689          2,674           5,810
Net income per share                         0.08         0.04           0.16            0.34
_____________________________________________________________________________________________
1993:
Net sales                                $ 36,475    $  37,294      $  40,096       $  50,741
Gross profit                               15,272       16,100         17,561          31,281
income (loss) from:
    Continuing operations                    945        (6,786)         2,358           4,002
    Discontinued operations                 (772)       (3,228)             -               -
_____________________________________________________________________________________________
Net income (loss)                        $   173    $  (10,014)     $   2,358      $    4,002
_____________________________________________________________________________________________
_____________________________________________________________________________________________
Income (loss) per share from:
    Continuing operations                $  0.06    $    (0.40)     $    0.13       $    0.24
    Discontinued operations                (0.05)        (0.19)             -               -
_____________________________________________________________________________________________
Net income (loss) per share          $      0.01    $     (0.59)    $    0.13            0.24
_____________________________________________________________________________________________
_____________________________________________________________________________________________

    In the second quarter of 1993, the Company incurred restructuring charges of $9,610,000 in connection with the consolidation of its production and distribution facilities and reduction of excess manufacturing capacity; the worldwide reduction of personnel and corporate reorganization; and the discontinuation of certain product lines. These charges reduced net income in the second quarter of 1993 by approximately $6,300,000 ($0.37 per share). In the fourth quarter of 1993, the Company incurred additional restructuring charges of $1,400,000 in connection with further personnel reductions. These charges reduced net income in the fourth quarter by approximately $1,260,000 or $0.07 per share.

REPORT OF ERNST & YOUNG
INDEPENDENT AUDITORS

To the Shareholders of A.T. Cross Company:
       We have audited the accompanying consolidated balance sheets of A. T. Cross Company and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of A.T. Cross Company and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Providence, Rhode Island
January 30, 1995

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
RESULTS OF OPERATIONS
COMPARISON OF 1994 WITH 1993

Consolidated net sales increased 7.6% in 1994 compared to 1993. The increase was primarily the result of an approximate 1.0% increase in unit sales combined with higher average unit selling prices, due both to a favorable change in product mix and to an approximate 4.0% mid-year price increase. Domestic sales increased by $1.8 million, or 1.7%, while foreign sales were $10.7 million, or 18.4%, improved over the prior year. The higher domestic sales this year reflect the favorable consumer response to many of the Company's new products and marketing initiatives. The Townsend line, the Company's wide-girth product, has created new excitement at the prestige end of the high priced writing instrument line. The use of impulse packaging had a positive effect on the Century line. The increase in foreign sales was due, in part, to working closely with foreign distributors to enhance the image of the Cross brand, particularly at the point-of-sale, as well as several new product introductions, aggressive promotional campaigns and an increase in advertising. Foreign sales include United States export sales which increased
 48.7% over 1993, due partially to significant growth in the Company's Asian market, and also to a transfer to the United States of certain markets which were previously supplied from the Company's Irish manufacturing plant. Consequently, sales supplied from the Company's Irish manufacturing plant declined 6.8% since 1993. In addition to Asia, growth in the Company's European market was also particularly strong. Overall, favorable foreign exchange rates against the dollar in the Company's key foreign markets added to the improvement in sales.
        The overall consolidated gross margin increased from 48.7% in 1993 to 49.9% in 1994. The increase over the prior year was due, in part, to the mid-year price increase mentioned earlier, and higher production.
       Selling, general and administrative expenses (SG&A) increased $3.9 million (6.3%) in 1994 compared to 1993. The increases were primarily due to higher marketing support expenses of $2.6 million combined with higher personnel costs. The weaker dollar also contributed to higher expenses this year. Research and development expenses decreased 8.0% from a year ago due principally to the timing of product development expenses and the use of contracted suppliers for certain components of the new Solo line. Although research and development expenses are lower this year, the Company remains vigorously committed to its product development efforts and expects an increase in R&D expenditures in 1995 in excess of 50%. Service and distribution costs were 9.9% lower than last year as a result of the closure in 1993 of the Company's separate distribution operation and the consolidation of its distribution operations into its Lincoln manufacturing facility.
       The Company has changed certain assumptions which will be used to determine 1995 pension expense under its defined benefit pension plan. These changes will decrease pension expense in 1995 by approximately $0.7 million.
       Interest and other income increased $1.4 million (56.7%) from 1993. Interest income was greater due to higher interest rates on higher average invested funds. Other income included certain minor non-recurring gains.
       The effective income tax rate in 1994 was 44.6% as compared to last year's rate of 67.9% on income from continuing operations. The 1994 rate is higher than the Company's historical tax rate of 31% to 33% due to changes in U.S. tax laws which have resulted in the taxation of income earned by the Company's subsidiary in Ireland at the higher U.S. rate as compared to the 10% effective rate in 1993. The tax rate for 1993 was unusually high due to the effect of operating losses sustained by the Company's foreign subsidiaries for which no current income tax benefit was available on the low level of 1993 pretax income from continuing operations. Actions taken at the end of 1994 to reorganize certain of the Company's European operations are expected to reduce the Company's overall effective income tax rate to approximately 37% in 1995. The Company's purchase of 475,000 shares of treasury stock during the last half of 1994 had no effect on earnings per share.

COMPARISON OF 1993 WITH 1992
Consolidated net sales declined 12.0% in 1993 compared to 1992. Writing instrument units sold declined 8.1%. Domestic sales declined by $12.9 million while foreign sales were down $9.6 million. In the United States, the economic recovery in the consumer sector lagged behind other segments of the economy and led retailers to maintain smaller inventory levels. While the Asian Pacific region reported positive signs of improvement, Europe and many of the Company's other foreign markets showed no significant signs of emerging from recession in 1993. Overall, unfavorable exchange rates against the dollar in the Company's key foreign markets contributed to the 1993 decline in sales.
       The overall consolidated gross margin increased to 48.7% in 1993, from 47.0% in 1992. The increase in gross margin was due to lower costs resulting from the manufacturing reorganization and transition to just-in-time manufacturing techniques. SG&A decreased $0.9 million (1.4%) in 1993 compared to 1992. The decrease was primarily due to lower advertising and personnel-related costs. Research and development expenses increased $1.0 million
(79.0%) in 1993 as the Company focused greater resources on developing new products.
       The Company recorded a restructuring charge of $11.0 million ($7.6 million after-tax) in 1993. The charge was comprised of provisions for a loss on the sale of the Company's distribution center, costs of relocating distribution center operations to the Company's main manufacturing facility, expenses associated with a reduction of personnel, and a provision for inventory write-downs for certain product lines.
        The manufacturing initiatives discussed above increased production efficiency and enabled the Company to significantly reduce writing instrument inventory levels by improving product cycle time, while maintaining quality. These improvements, combined with the sale of Mark Cross, eliminated the need for a separate distribution center and allowed the Company to consolidate its Lincoln manufacturing and distribution facilities. The Company reorganized its corporate structure and reduced its worldwide employment levels by approximately 20% due, in part, to the benefits of the manufacturing initiatives which helped to improve the productivity and efficiency of the Company's operations in all areas. Another result of the initiatives was the significantly improved ability to bring new products to market. Ongoing annual savings have approximated $6.0 million, comprised principally of lower costs of personnel, depreciation and facility maintenance, as a result of the restructuring in 1993 and 1992. A portion of the savings realized is being invested in new product development and introduction. Interest and other income decreased $0.7 million (21.3%) from 1992 primarily due to lower interest rates earned on invested funds.
        The effective income tax rate on income from continuing operations was 67.9% in 1993 compared to 32.8% in 1992. The higher rate in 1993 is due principally to the effect of operating losses sustained by the Company's foreign subsidiaries for which no current income tax benefit is available on the low level of pretax income from continuing operations. The Company's average effective income tax rate on income from continuing operations from 1989 to 1992 approximated 31%.
       In 1993, the Company completed the sale of the Mark Cross trademark and selected assets of its wholly-owned subsidiary, Mark Cross, Inc., and discontinued its retail business. The Company sustained a $2,500,000 after-tax loss on the sale.

LIQUIDITY AND CAPITAL RESOURCES
Cash, cash equivalents and short-term investments (i.e., cash) increased
$0.9 million in total in 1994 to $72.0 million. The relatively minor change during the year was primarily the result of higher cash generated by income from continuing operations, offset by expenditures for additions to fixed assets, cash dividends, and the purchase of treasury stock. Accounts receivable increased only slightly, due primarily to the higher sales volume in the last month of the year. The Company ordinarily offers domestic retail customers a program whereby they may delay payment on certain third and fourth quarter purchases until January of the next year. As a result, the Company's cash level is usually greater from January through October than at other times during the year, while accounts receivable tend to be at the highest point at the end of the year.
        Additions to property, plant and equipment were $7.7 million in 1994, compared to $8.5 million in 1993. The 1994 additions included tooling costs for the Company's new resin-based Solo Line, improvements and upgrades to manufacturing equipment, and the continued expansion of the Company-wide distributed information systems network. The Company expects capital expenditures will approximate $12.0 million in 1995. The Company in the past has financed, and expects to continue to finance, its long-term capital needs through cash flow from operations.
        Although the Company's net working capital decreased $5.9 million in 1994 and its current ratio declined to 2.80:1 at the end of 1994 from 3.23:1 at the end of 1993, the Company continues to generate sufficient cash from operations to meet its working capital needs without the need for long-term external financing. The working capital reduction was principally due to the cash used to repurchase Class A common stock, as discussed below. The Company has a $50.0 million bank line of credit to meet any temporary cash flow shortages that may arise. The highest amount borrowed against this line at any time during the year was $2.0 million.
       At the end of 1994, cash available for domestic operations amounted to $17.8 million while cash held offshore for use in international operations amounted to $54.2 million. If in the future the Company determines that the cash held offshore is not necessary for international operations, it may repatriate such cash for use in domestic operations. However, repatriated offshore earnings, including the cash held offshore, will be subject to additional federal and state income taxes of approximately 31% of the remitted amounts.
        The Company's writing instruments are sold with a full warranty of unlimited duration against mechanical failure. The increase in the accrued liability for warranty costs is due to higher estimated costs of products to be replaced or repaired under the warranty.
       On April 28, 1994, the Company's Board of Directors authorized a repurchase of up to 1,000,000 shares of its outstanding Class A common stock. As of December 31, 1994, the Company has repurchased 475,000 Class A shares.

IMPACT OF INFLATION AND CHANGING PRICES
The Company's operations are subject to the effects of general inflation as well as fluctuations in foreign currencies. In addition, the Company is exposed to volatility in the price of gold and silver as those precious metals are used in the manufacture of its products. The potential risks in these areas are each managed proactively. The Company has generally been successful in controlling cost increases due to precious metal fluctuations and due to general inflation. For example, in 1993 the Company completed a restructuring program designed, in part, to reduce worldwide product costs by streamlining the manufacturing process and converting to a just-in-time mode of operation, and to eliminate excess manufacturing capacity. In addition, a new integrated business system has been implemented to help monitor and control costs more effectively.
       Because of volatility in both the gold bullion and foreign currency markets, the Company has followed the practice of making advance commitments for approximately one year's projected requirements for its gold needs and for a portion of its foreign currency needs. In addition, the Company normally enters into foreign currency forward exchange contracts to hedge that portion of its net financial position that is exposed to foreign currency fluctuations.
       The Company has adopted accounting practices which tend to reflect current costs in its income statement. Approximately 54%, 55% and 53% of total inventories at the end of 1994, 1993 and 1992, respectively, were accounted for using the last-in, first-out (LIFO) valuation method. Normally under this method, the cost of goods sold reported in the financial statements approximates current costs and, thus, helps reduce distortions in reported income due to the effect of changing prices.
       Depreciation expense is based on historical costs and, therefore, is lower than if based on the current cost of productive capacity. However, the Company uses accelerated depreciation methods for most assets, thereby reducing operating income by a greater amount than would be the case if the more generally used straight-line method was employed. Assets acquired in prior years will, of course, be replaced at higher costs, but this will take place over many years. These new assets will result in higher depreciation charges, but in many cases, due to technological improvements, there quite likely will be operating cost savings as well.

BOARD OF DIRECTORS

Bradford R. Boss
Chairman of the Board,
Class B Director. 1,4

Russell A. Boss
President, Chief Executive Officer
Class B Director. 1,4

Bernard V. Buonanno, Jr.
Partner, Edwards & Angell, Providence, RI,
Attorneys at Law
Class B Director. 3

John E. Buckley
Executive Vice President Chief Operating Officer
Class B Director. 1,4

H. Frederick Krimendahl, II
Limited Partner,
The Goldman Sachs Group, L.P.,
New York, NY, Investment Bankers
Class B Director. 3

Thomas C. McDermott
President and Chief Executive Officer
Goulds Pumps, Inc.
Fairport, NY
Class A Director. 2

Terrence Murray
Chairman, President and
Chief Executive Officer
Fleet Financial Group, Inc., Providence, RI
Class A Director. 3

James C. Tappan
President, Tappan Capital Partners,
Hobe Sound, Florida
Class A Director. 2

Edward M. Watson
Partner (Retired December 1987),
Hinckley, Allen & Snyder, Providence, RI, Attorneys at Law
Class B Director. 2

Board Committees: 1. Executive; 2. Audit; 3. Compensation; 4. Employee
Benefits.

CORPORATE OFFICERS

Bradford R. Boss
Chairman of the Board

Russell A. Boss
President,
Chief Executive Officer

John E. Buckley
Executive Vice President,
Chief Operating Officer

Tina C. Benik
Vice President Legal,
General Counsel and Corporate Secretary

Joseph F. Eastman
Vice President Human Resources

Michael El-Hillow
Vice President Finance,
Treasurer, Chief Financial Officer

Richard M. Feldt
Vice President Operations

Steven T. Henick
Vice President
Worldwide Marketing and Sales

J. John Lawler
Vice President
Worldwide Tax and Duty Free

Donald W. Reilly
Corporate Controller

David A. Rogers
Vice President US Sales

John T. Ruggieri
Vice President
Corporate Development and Planning

Edwin G. Torrance
Assistant Secretary

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
  A.T. Cross Company
  One Albion Road
  Lincoln, Rhode Island  02865 U.S.A.
  Tel. (401) 333-1200
  Fax (401) 334-2861


SUBSIDIARIES AND BRANCHES
  ATX Marketing Company,
  Lincoln, Rhode Island

  ATX International, Inc.,
  Wilmington, Delaware

  A.T. Cross Export Company Limited,
  St. Thomas, Virgin Islands

  A.T. Cross Limited,
  Ballinasloe, Republic of Ireland

  A.T. Cross Distribution,
  Ballinasloe, Republic of Ireland

  ATX Ireland, Limited,
  Ballinasloe, Republic of Ireland

  A.T. Cross Company,
  French Branch
  Paris, France

  A.T. Cross Company,
  Hong Kong Branch
  Hong Kong

  A.T. Cross (U.K.) Limited,
  Luton, Bedfordshire, England

  A.T. Cross (Europe), Limited,
  Luton, Bedfordshire, England

  A.T. Cross Company,
  Spanish Branch
  Madrid, Spain

  A.T. Cross Deutschland GmbH,
  Mainz, Federal Republic of Germany

  Cross Company of Japan, Limited,
  Tokyo, Japan

  Manetti-Farrow, Incorporated,
  New York, New York

ANNUAL MEETING
The Annual Meeting of Shareholders of A.T. Cross Company will be held on Thursday, April 27, 1995 at 10:00 a.m.
at the offices of the Company,
One Albion Road,
Lincoln, Rhode Island  02865.

LEGAL COUNSEL
Hinckley, Allen & Snyder,
Providence, Rhode Island  02903

AUDITORS
Ernst & Young, LLP,
Providence, Rhode Island  02903

STOCK SYMBOL
American Stock Exchange Symbol: ATX.A

REGISTRAR
Citizens Trust Company,
Providence, Rhode Island  02903

TRANSFER AGENT
Fleet National Bank of Rhode Island,
Providence, Rhode Island  02903
In New York: Transfer Agent and Registrar:
Mellon Financial Securities, New York, New York  10004

10-K REPORT
A copy of the Company's report to the Securities and Exchange Commission on Form 10-K will be furnished free of charge to any security holder upon written request to the Vice President, Finance, at One Albion Road, Lincoln, Rhode Island 02865.



Copyright 1995, Printed in the U.S.A. on recycled paper.