Form 10-K, Exhibit 13
period 1995-12-31
CROSS A T CO
filed 1996-03-29
CIK 25793

A. T. CROSS 1995 ANNUAL REPORT
150 Years of Excellence
A.T. CROSS COMPANY PROFILE
The A. T. Cross Company is a major international manufacturer of fine writing instruments which are sold to the consumer market through fine stores worldwide, and to the business gift market via a network of companies specializing in recognition and awards programs. Cross presently markets five lines of writing instruments: CenturyRegistration Mark, Cross TownsendRegistration Mark, soloRegistration Mark, Solo classicRegistration Mark, and Metropolistrademark. Each series is designed to meet the preferences and tastes of a particular audience. Each offers distinctive styles, appointments and finishes - from precious metals to composite resin
- and is priced to meet specific market requirements. Cross also produces desk sets which feature bases crafted from walnut, onyx, cherry and marble. Leather and gift business is conducted by Manetti-Farrow, Incorporated. Based in New York City, this wholly-owned subsidiary of the A .T. Cross Company distributes Fendi and Echo brand leather products and fashion accessories in the U.S. under exclusive agreements.
Five-Year Summary, Market & Dividend Information - page 1
Shareholders' Letter - pages 2-3
Cross Highlights - pages 4-9
Financial Highlights - page 10
Consolidated Balance Sheets - page 11
Consolidated Statements of Income & Retained Earnings - page 12 Consolidated Statements of Cash Flows - page 13
Notes to Consolidated Financial Statements - pages 14-20
Report of Ernst & Young - page 21
Management's Discussion & Analysis - pages 21-24
Corporate Information - Inside Back Cover

For our one hundred and fiftieth anniversary, we've created our very first limited edition collection. Shown on our cover, this design features a striking engraved flamestitch pattern accented by inlaid barrel bands and a distinctive ball clip. Faithfully recreated from a popular design of the 1930's in a fountain pen, ball-point pen, and pencil.

Five-Year Summary
A.T. Cross Company & Subsidiaries
(Thousands of Dollars)                 1995      1994     1993       1992     1991
Operations:
Net Sales From Continuing Operations  $191,090  $177,136  $164,606  $187,130  $205,248
Income From Continuing Operations
      Before Income Taxes               20,253    19,016     1,618    19,012    31,964
Income Taxes                             6,888     8,482     1,099     6,239     9,200
Income From Continuing Operations       13,365    10,534       519    12,773    22,764
Loss From Discontinued Operations            -         -    (4,000)   (1,955)   (1,577)
Net Income (Loss)                       13,365    10,534    (3,481)   10,818    21,187
Cash Dividends Declared                 10,581    10,738    13,544    21,648    21,589
Capital Expenditures                    10,839     7,662     8,494     4,603     7,094
Depreciation                             6,578     5,899     5,495     5,000     5,032
(Thousands of Dollars)
Financial Position:
Current Assets                         135,143   130,727   130,126   143,632   156,906
Current Liabilities                     52,439    46,758    40,226    39,831    42,700
Total Assets                           189,362   180,369   178,994   194,455   207,635
Working Capital                         82,704    83,969    89,900   103,801   114,206
Net Property, Plant and Equipment       38,237    33,950    32,130    40,162    40,594
Shareholders' Equity (Net Worth)       131,714   128,702   134,160   150,616   161,174
(Dollars)
Per Share Data:
Net Income (Loss):
From Continuing Operations                0.81      0.62      0.03      0.76      1.35
From Discontinued Operations                 -         -     (0.24)    (0.12)    (0.09)
Total                                     0.81      0.62     (0.21)     0.64      1.26
Cash Dividends Declared                   0.64      0.64      0.80      1.28      1.28
Shareholders' Equity (Book Value)         7.96      7.79      7.92      8.90      9.55

See notes I and J to consolidated financial statements.

Market & Dividend Information
The Company's Class A common stock is traded on the American Stock
Exchange. At December 31, 1995, there were approximately 2,000 shareholders of record of the Company's Class A common stock and 2 shareholders of record of Class B common stock. The weighted average numbers of shares outstanding were 16,528,876 and 16,872,505 during 1995 and 1994, respectively. High and low stock prices and dividends for the last two years were:
                                Cash                                       Cash
                                Dividends                                  Dividends
  Quarter     High     Low      Declared       Quarter   High     Low      Declared
1995                                       1994
    First     15 1/4   13 1/8   $.00           First     15 7/8   13 3/8   $.00
    Second    17 1/4   14 1/4    .16           Second    17 5/8   15 1/8    .16
    Third     17 1/4   14 1/2    .16           Third     16 7/8   15 1/2    .16
    Fourth    16 7/8   14        .32*          Fourth    17 1/8   12 3/4    .32*
*One half paid in the fourth quarter and balance paid in the subsequent year first quarter.

To the Shareholders of
A.T. Cross Company
Entering 1996, our 150th anniversary, we are pleased to report that the A.T. Cross Company is well positioned to continue the growth in sales and earnings experienced over the last two years. We currently have the broadest product offering in the Company's history, with a major new product launch scheduled for the second quarter of 1996.
        Sales for 1995 were $191.1 million and net income was $13.4 million, or 81 cents per share, compared with sales of $177.1 million and net income of $10.5 million, or 62 cents per share for 1994. Writing instrument sales were $175.6 million, an increase of 8.5% over 1994. Our domestic writing instrument sales were $95.3 million, up 2.6% and foreign sales were $80.3 million, an increase of 16.6%. Manetti-Farrow sales were $15.5 million, essentially unchanged from the prior year.
        As recently as 1993, Cross had only one viable product line, Century - the cornerstone of our Company's success and growth and a product we have sold since the 1940's. While the writing instrument market changed dramatically during the late 1980's, Cross did not - and our operating results suffered as a result. Beginning in 1993, Cross embraced the philosophy of bringing ongoing excitement and innovation to our market place through new product offerings and new marketing programs. Since then, we have added four new product lines - Townsend, Solo, Solo Classic, and Metropolis. Each of these lines is aimed at a different market, consumer, and distribution channel.
        Century, our slim-line metal product, represents Cross writing instruments in the minds of virtually all retailers and consumers who are aware of the Cross brand and is arguably the most successful quality writing instrument in history. Its appeal has declined in recent years in the U.S. because of the longevity of the product line and new products made available by our competition. Internationally, Century's position varies among regions and countries; but in general, the product line is not mature and continues to offer growth potential. By introducing new metal and lacquer finishes, Century will meet the needs of consumers who desire a traditional classic slim-line quality writing instrument.
        Townsend was introduced in 1993 to meet the demand for increasingly popular wide-girth writing instruments. Patterned after the traditional Century line, it is offered in a variety of colorful and unique finishes such as marbleized lacquers, titanium and most recently, lapis lazuli. Townsend has positioned Cross in the upper end of the quality writing instrument market and has bolstered Cross's value and image. In the U.S., this upscale image is being reinforced by strong marketing efforts to carriage trade accounts, strengthening our relationship with these retailers and regaining strategic distribution within department stores and jewelry stores.
        Solo and Solo Classic represent Cross's first major resin-based product. Solo, offered in vibrant colors and black appointments, appeals to a younger, more casual audience desiring a wide-girth writing instrument at a reasonable price. The acceptance of this line has been slow, but we are currently developing plans to increase its visibility and distribution.
        Solo Classic, with its more traditional colors and gold electroplated appointments, is targeted to the consumer who wants an elegant looking resin-based writing instrument at a reasonable price. While full retail distribution of this product line will not be achieved until mid-1996, preliminary feedback is that both the trade and the consumer are quite receptive to this product line.

        Metropolis is a new collection of writing instruments combining polished lacquered caps and fluted-metal barrels designed in a contemporary style, including the fountain pen's nib, which has an engraved sky-scraper silhouette. Metropolis is designed to appeal to progressive professionals - youthful, creative doers and thinkers. With its more contemporary look and feel, Metropolis writing instruments will significantly expand our audience for Cross products. We had a positive limited introduction of the ball-point pen in late 1995 with an expanded launch, in all four writing technologies, scheduled for the second quarter of 1996.
        On a geographic basis, the U.S. remains our largest market. Our new products allow us to segment the domestic market by demographics and distribution channels, thereby leveraging Cross's strong position as the nation's number one manufacturer of quality writing instruments. Our objective is not just to maintain, but to increase, at least moderately, our sizable U.S. market share.
        Meanwhile, Cross writing instrument sales outside the U.S. are growing vigorously, despite erratic economic performance in many parts of the world. Last year our foreign sales rose to nearly 46% of total writing instrument sales. Our new product lines, each of which includes a fountain pen, are creating excitement abroad. We expect them to continue to support strong expansion by Cross into potentially large foreign markets.
        While the last two years have seen a resumption in sales and earnings growth, we have also used this time to stabilize our business and begin to develop the flow of new products that will bring us continued growth in the future. With five distinct product lines, all different, yet carrying the valuable lifetime mechanical guarantee of Cross, we are now positioned to attract consumers at various ages and income levels in all major markets worldwide.
        All Cross employees are to be commended for their contributions to our renewed growth over the past two years. Their efforts have resulted in tremendous improvements in our production, engraving, marketing and information systems areas.
        Thank you for your support and continued interest in our Company. As 1996 unfolds, we look forward to reporting the impact of our many new products.
                Cordially yours,
Russell A. Boss                  Bradford R. Boss
President                        Chairman
February 13, 1996

Elegant designs, intricate craftsmanship and innovative genius have been the hallmark of the A. T. Cross Company since it was founded by Richard Cross and Edward Bradbury. They created cases to hold pencils and fountain pen nibs, offering delicate metalwork and beautiful detailing that reflected their training in the art of jewelry making. When Richard's son, Alonzo Townsend Cross, joined the firm, he began to look for ways to improve existing writing instruments. Fountain pens were fragile and messy, and did not have interior ink supplies. Pencils were easier to use and strong enough to create carbon copies, but they left an original that was erasable. In 1877, Alonzo Cross was granted his first patent for a stylographic pen with an ink reservoir and a pencil-like tip - a design that would prove popular with business. Many more patents followed. By 1885, Alonzo Cross was advertising "every pen fully guaranteed." That promise was to become part of the Cross tradition of excellence.

[CAPTION]
Vintage Cross writing instruments, left to right: sterling silver pencil, 1860-1880; rolled-motif sterling silver telescopic pencil, 1880-1910; engraved thin sterling silver pencil, 1860-1880; engine-turned, rolled-gold pencil case, 1890-1915; vulcanized rubber stylographic pen, 1876-1884; engine-turned, rolled-gold telescopic pencil with black enamel bands, 1916-1935; rolled-gold, magazine clutch pencil, 1914-1942; jade green marbled pyroxylin pencil with rolled-gold fittings, 1923-1935; blue pyroxylin pencil with rolled-gold fittings, 1927-1935; engine-turned, rolled-gold Cross Coronet pencil, 1946-1957; engine-turned, rolled-gold Cross Zip pencil and hand-engraved reel, 1950-1957; engine-turned, rolled-gold plate pencil with clip and aluminum frustro-conical top and point section 1940-1952; sterling silver ruler and chrome nail novelty pencils, 1890-1910.

The ball-point pen that is synonymous with the name A. T. Cross was first produced in 1952. By that time, there had been major changes at the Company, which had been purchased by Walter Russell Boss, Sr. in 1916. While he guided the cross pencil company through the great depression, his sons Ellery and Russell displayed a talent for design and marketing, respectively. In 1935, the Company introduced a conical-topped, slim-bodied pencil that anticipated the Cross silhouette. During the late 1940's, the company produced pencil mechanisms, while working to create the propel-repel ball-point pen. When introduced in 1952, the ball-point pen and its matching mechanical pencil were aggressively marketed to businesses through a new special markets division. In 1964, Russ became president and set the foundation for the tremendous growth that the Company would experience over the next two decades. In 1971, with Russ, Chairman of the Board, and his sons Brad and Ron, President and Vice President/Treasurer, respectively, the Company sold its initial public offering of stock.

[CAPTION]
Since its introduction, the Century line of fine writing instruments, with its unique, slim profile has been recognized the world over. Today's Century line includes ball-point pen, mechanical pencil, Rolling Ball SelectipRegistration MarkPen, introduced in 1979, and fountain pen, introduced in Europe in 1982. Cross writing instruments, left to right:
Women's Burgundy 0.5mm pencil; Pedrara Onyx double desk set with our 10 karat gold filled, ball-point pen; 10 karat gold filled, ball-point pen and 0.5mm pencil; MedalistRegistration Mark Rolling Ball Selectip Pen, featuring a die-struck Cross emblem; Classic BlackRegistration MarkRolling Ball Selectip Pen, featuring a die-struck Cross emblem; Lustrous Chrome ball-point pen featuring a die-struck Cross emblem; Women's Blue ball-point pen and 0.5mm pencil set in its attractive Pen Purse.

In the 1970's, Cross began a global expansion, opening a manufacturing facility in Ballinasloe, Republic of Ireland and then sales offices in Europe and Asia. In the States, new writing technologies were developed
- the felt-tip and the rolling-ball selectipRegistration Mark pen. A woman's line was added and new epoxy shades created. 1985 marked the end of an era with Russ's retirement. His sons, Brad and Ron, continued as Chairman and President, respectively. Competition in the field grew, and Cross responded with cellular manufacturing, a state of the art information system, and extensive marketing and customer research. In 1993, the wider girth Townsend series was launched, with overwhelming success. Solo and Solo Classic, the Company's first resin-based products, followed in 1994. Today, on the 150th anniversary of A. T. Cross, the Company is both strong and vibrant. With the introduction of the new metropolis design we find ourselves with five distinctive lines of writing instruments, each one carrying the time-honored Cross name.

[CAPTION]
Shown left to right. Our Cross Townsend series of wider girth writing instruments - a Rolling Ball Selectip Pen in marbled green lacquer with 22 karat gold electroplate appointments, a fountain pen in lapis lazuli and a Medalist Rolling Ball Selectip Pen. In our Solo series of wide diameter, composite resin-based writing instruments - a blue Solo Classic fountain pen with 22 karat gold electroplate appointments and a die-struck Cross emblem, and a bright red Solo Rolling Ball Selectip Pen with black matte accents. In our Century line - a 14 karat gold filled ball-point pen. In the new Metropolis series - a blue lacquer and chrome fountain pen, and a black lacquer and 23 karat gold electroplate ball-point pen. All Cross writing instruments come with an unquestioned lifetime mechanical guarantee.

Financial Highlights
A.T. Cross Company & Subsidiaries{graphs}
Net Sales (millions of dollars)
    '95     191,090
    '94     177,136
    '93     164,606
    '92     187,130
    '91     205,248

Net Income (Loss) (millions of dollars)
    '95      13,365
    '94      10,534
    '93      ( 3,481)
    '92      10,818
    '91      21,187

Net Income (Loss) per share (dollars)
    '95      0.81
    '94      0.62
    '93     (0.21)
    '92      0.64
    '91      1.26

Cash, Cash Equivalents
& Short-Term Investments (millions of dollars)
    '95     53,896
    '94     72,021
    '93     71,134
    '92     65,210
    '91     65,930

Working Capital (millions of dollars)
    '95     82,704
    '94     83,969
    '93     89,900
    '92     103,801
    '91     114,206

Shareholders' Equity Book Value Per Share (dollars)
    '95     7.96
    '94     7.79
    '93     7.92
    '92     8.90
    '91     9.55

Consolidated Balance Sheets
A.T. Cross Company & Subsidiaries
                                                                       December 31
                                                                    1995          1994
Assets
Current Assets
  Cash and cash equivalents                                     $ 32,469,549  $ 15,689,564
  Short-term investments                                          21,426,585    56,331,324
  Accounts receivable, less allowances for doubtful accounts of
   $1,745,000 in 1995 and $1,828,000 in 1994                      48,017,341    37,435,562
  Inventories - Note B:
  Finished goods                                                  14,499,263     9,612,598
  Work in process                                                  7,837,532     2,831,720
  Raw materials                                                    7,128,544     4,280,690
                                                                  29,465,339    16,725,008
  Other current assets                                             3,764,664     4,545,636
  Total Current Assets                                           135,143,478   130,727,094
Property, Plant and Equipment
  Land and land improvements                                       1,256,426     1,269,185
  Buildings                                                       16,359,227    15,162,030
  Machinery and equipment                                         77,973,736    68,547,378
                                                                  95,589,389    84,978,593
  Less allowances for depreciation                                57,352,065    51,028,995
  Net Property, Plant and Equipment                               38,237,324    33,949,598
Intangibles and Other Assets                                      15,981,397    15,692,413
                                                                $189,362,199  $180,369,105
Liabilities and Shareholders' Equity
Current Liabilities
  Accounts payable                                              $ 12,275,420  $  8,872,850
  Accrued compensation and related taxes                           5,308,445     5,158,039
  Accrued expenses and other liabilities                          17,879,607    17,726,537
  Cash dividends payable                                           2,648,323     2,643,855
  Contributions payable to employee benefit plans                  9,443,292     8,055,367
  Income taxes payable                                             4,883,640     4,301,670
  Total Current Liabilities                                       52,438,727    46,758,318
Accrued Warranty Costs                                             5,209,000     4,909,000
Shareholders' Equity - Notes C and D:
  Common stock, par value $1 per share: Class A - authorized
  40,000,000 shares, 15,243,316 shares issued and 14,747,216 shares outstanding in 1995, and 15,194,293 shares issued
  and 14,719,293 shares outstanding in 1994                       15,243,316    15,194,293
  Class B - authorized 4,000,000 shares, issued and outstanding
   1,804,800 shares                                                1,804,800     1,804,800
  Additional paid-in capital                                      11,319,614    10,721,412
  Retained earnings                                              110,743,135   107,958,596
  Accumulated foreign currency translation adjustment                215,950       328,423
                                                                 139,326,815   136,007,524
  Treasury stock, at cost, 496,100 shares in 1995 and
  475,000 shares in 1994                                          (7,612,343)   (7,305,737)
  Total Shareholders' Equity                                     131,714,472   128,701,787
                                                                $189,362,199  $180,369,105
See notes to consolidated financial statements.


Consolidated Statements of Income & Retained Earnings
A.T. Cross Company & Subsidiaries
                                                             Year Ended December 31
                                                          1995          1994          1993
Revenues
    Net sales                                         $191,090,409  $177,135,770  $164,606,391
    Interest and other income                            3,617,193     3,943,234     2,516,161
                                                       194,707,602   181,079,004   167,122,552
Costs and Expenses
    Cost of goods sold                                  94,422,106    88,691,081    84,392,881
    Selling, general and
      administrative expenses                           72,553,706    66,794,430    62,846,578
    Service and distribution costs                       4,487,692     4,542,003     5,042,168
    Research and development expenses                    2,990,745     2,035,568     2,212,851
    Restructuring charges - Note I                               -             -    11,010,000
                                                       174,454,249   162,063,082   165,504,478
    Income from Continuing Operations
         Before Income Taxes                            20,253,353    19,015,922     1,618,074
Provision for income taxes - Note F                      6,888,000     8,482,000     1,099,000
    Income From Continuing Operations                   13,365,353    10,533,922       519,074
Discontinued Operations, Less Income Tax Benefit - Note J
    Loss from operations                                         -             -    (1,500,000)
    Loss on disposal                                             -             -    (2,500,000)
    Loss from Discontinued Operations                            -             -    (4,000,000)
    Net Income (Loss)                                   13,365,353    10,533,922    (3,480,926)
Retained earnings at beginning of year                 107,958,596   108,162,260   125,186,939
                                                       121,323,949   118,696,182   121,706,013
Cash dividends declared (per share: $0.64 in 1995,
    $0.64 in 1994, and $0.80 in 1993)-Note C            10,580,814    10,737,586    13,543,753
    Retained Earnings at End of Year                  $110,743,135  $107,958,596  $108,162,260
Income (Loss) Per Share:
    From Continuing Operations                               $0.81         $0.62         $0.03
    From Discontinued Operations                                -             -          (0.24)
      Net Income (Loss) Per Share                            $0.81         $0.62        ($0.21)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
A.T. Cross Company & Subsidiaries
                                                               Year Ended December 31
                                                              1995         1994            1993
Cash Provided by (Used in):
Operating Activities:
  Income from continuing operations                       $ 13,365,353  $ 10,533,922   $    519,074
  Adjustments to reconcile income from continuing
   operations to net cash provided by operating activities:
  Depreciation and amortization                              7,012,931     6,346,690      6,184,774
  Provision for losses on accounts receivable                  360,755       405,592        422,719
  Deferred income taxes                                       (287,000)      458,000     (2,365,000)
  Provision for warranty costs                               1,050,103     1,195,595      1,454,029
  Provision for write-down of fixed assets                           -             -      3,500,000
  Changes in operating assets and liabilities:
  Accounts receivable                                      (11,141,399)       (6,806)     1,236,622
  Inventories                                              (12,855,331)    2,643,810      9,695,628
  Other assets-net                                             773,518    (1,143,887)    (1,542,327)
  Accounts payable                                           3,354,448     4,733,123     (1,220,084)
  Other liabilities-net                                      2,153,170     2,663,867      7,087,033
  Warranty costs paid                                         (750,103)     (895,595)      (854,029)
  Foreign currency transaction (gain) loss                    (194,763)      (82,495)       165,544
  Net Cash Provided by Continuing Operations                 2,841,682    26,851,816     24,283,983
  Discontinued operations:
  Loss from discontinued operations                                  -             -     (4,000,000)
  Changes in operating assets and liabilities                        -             -      4,656,906
  Net Cash Provided by Discontinued Operations                       -             -        656,906
  Net Cash Provided by Operating Activities                  2,841,682    26,851,816     24,940,889
Investing Activities:
  Proceeds from sales of assets of Mark Cross                        -             -      7,023,000
  Additions to property, plant and equipment               (10,839,460)   (7,662,300)    (8,493,669)
  Additional acquisition payment                                     -      (687,086)      (520,485)
Acquisition of minority interest in subsidiary                       -             -       (985,211)
  Purchase of short-term investments                       (42,638,815)  (86,088,263)   (32,749,856)
  Sale or maturity of short-term investments                77,543,554    48,068,902     57,241,963
  Net Cash Provided by (Used in)
     Investing Activities                                   24,065,279   (46,368,747)    21,515,742
Financing Activities:
  Cash dividends paid                                      (10,576,346)  (10,802,656)   (16,248,949)
  Proceeds from sale of Class A common stock                   647,225       262,033        189,631
  Purchase of treasury stock                                  (306,606)   (7,305,737)             -
Net Cash Used in Financing Activities                      (10,235,727)  (17,846,360)   (16,059,318)

Effect of exchange rate changes on cash and
  cash equivalents                                             108,751       230,490         18,675
Increase (decrease) in cash and cash equivalents            16,779,985   (37,132,801)    30,415,988
Cash and cash equivalents at beginning of year              15,689,564    52,822,365     22,406,377
Cash and Cash Equivalents at End of Year                  $ 32,469,549  $ 15,689,564   $ 52,822,365

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
A.T. Cross Company & Subsidiaries
December 31, 1995

Note A - Significant Accounting Policies
Principles of consolidation: The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Upon consolidation, all material intercompany accounts and transactions are eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management estimates.
Cash equivalents and short-term investments:
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Short-term investments are stated at cost, which approximates market, and consist of interest bearing investments with a maturity of greater than three months when purchased. Cash equivalents and short-term investments are placed only with high-credit quality financial institutions. At December 31, 1995, approximately 66% of the Company's cash, cash equivalents and short-term investments were placed with one financial institution.
      Short-term investments at December 31, 1995 and 1994 include time deposits, certificates of deposit and certain municipal bonds ("Held-to-Maturity" securities) and other municipal bonds ("Trading" securities) which have a maturity greater than three months. The Company has the positive intent and ability to hold its "Held-to-Maturity" securities until maturity and has stated these investments at cost which approximates market. Trading securities are stated at fair market value.
Inventories: Substantially all domestic inventories are priced at the lower of last-in, first-out cost or market. The remaining inventories are priced at the lower of first-in, first-out cost or market.
Properties, equipment and related depreciation: Property, plant and equipment are stated on the basis of cost. Provisions for depreciation are computed using a combination of accelerated and straight-line methods which are intended to amortize the cost of such assets over their estimated useful lives.
Foreign currency translation: The Company has a program in place to manage foreign currency risk. As part of that program, the Company has entered into foreign currency exchange contracts to hedge anticipated foreign currency transactions or commitments, primarily purchases of materials and products from foreign suppliers, and certain foreign currency denominated balance sheet positions. The terms of the contracts generally correspond with the dates of the anticipated foreign currency transactions. Realized and unrealized gains and losses on those contracts intended to hedge specific foreign currency transactions or commitments are deferred and accounted for as part of the transaction, while gains and losses on other contracts are included in net income. At December 31, 1995, the Company held forward exchange contracts approximating $4,734,000. The fair value of these contracts, which hedge commitments becoming due at various times through August 1996, approximated $4,870,000, based on the December 31, 1995 market prices of comparable instruments.
      Foreign currency exchange gains (losses) are included in selling, general and administrative expenses and approximated $88,000, $189,000 and $(230,000) in 1995, 1994 and 1993, respectively.
Industry segment and nature of operations: The Company predominately operates in one industry segment, writing instruments, and sells to retailers and wholesale distributors throughout the world, principally in North America, Europe and the Far East/Asia.
Advertising costs: The costs of advertising are charged to expense as incurred and amounted to $22,245,000, $20,718,000 and $18,145,000 for the years ended December 31, 1995, 1994 and 1993, respectively.
Warranty costs: The Company's writing instruments are sold with a full warranty of unlimited duration against mechanical failure. Estimated warranty costs are accrued at the time of sale. Discretionary product repair and replacement costs, not related to mechanical failure, are classified as marketing costs.
Net income (loss) per share: Net income (loss) per share is computed based upon the weighted average number of shares of Class A and Class B common stock outstanding during the year (16,528,876, 16,872,505 and 16,927,411 in 1995, 1994 and 1993, respectively). The exercise of outstanding stock options would not result in a material dilution of net income per share. Note B - Inventories
Domestic inventories approximating $19,245,000 and $9,107,000 at December 31, 1995 and 1994, respectively, are priced at the lower of last-in, first-out (LIFO) cost or market. The remaining inventories are priced at the lower of first-in, first-out cost or market.
      If the first-in, first-out method of inventory valuation had been used by the Company for those inventories priced using the last-in, first-out method, inventories would have been approximately $12,907,000 and $13,196,000 higher than reported at December 31, 1995 and 1994, respectively.

Note B - Inventories (continued)
During 1993 inventory quantities were reduced resulting in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of current purchases. The effect of this liquidation was to increase net income by approximately $719,000 or $0.04 per share. The Company believes the LIFO method of inventory valuation ordinarily results in a more appropriate matching of its revenues to their related costs since current costs are included in costs of goods sold and distortions in reported income due to the effect of changing prices are reduced.

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

                                   Class A Common Stock
                                   Number                  Additional
                                   of                      Paid-In
                                   Shares     Amount       Capital
Balances at January 1, 1993       15,114,328  $15,114,328  $ 9,101,785
Stock option activity                  3,400        3,400      155,100
Stock purchase plan                    8,254        8,254      132,877
Balances at December 31, 1993     15,125,982   15,125,982    9,389,762
Stock option activity                 10,753       10,753      523,766
Stock purchase plan                    8,636        8,636      116,860
Issued to profit sharing trust        48,922       48,922      691,024
Balances at December 31, 1994     15,194,293   15,194,293   10,721,412
Stock option activity                 40,984       40,984      484,808
Stock purchase plan                    8,039        8,039      113,394
Balances at December 31, 1995     15,243,316  $15,243,316  $11,319,614

Note D - Stock Option and Stock Purchase Plans
The Company has an incentive stock option plan and a non-qualified stock option plan under which options to purchase shares of Class A common stock may be granted to key employees. Options to purchase Class A shares may also be granted under the non-qualified plan to members of the Company's Board of Directors.
      Under the incentive plan, the option price is the mean between the high and low prices of the stock on the date that the option is granted. Under its present terms, the plan will expire in 1998. The term of each option is ten years or such shorter period as may be determined by the Board of Directors.
      Prior to 1995, the non-qualified stock option plan had an option price of 10% less than the mean between the high and low prices of the stock on the date the option was granted. Compensation expense relating to non-qualified stock options amounted to $399,000 in 1994 and $110,000 in 1993. In 1995, the Company's shareholders approved amendments to the non-qualified stock option plan to increase the number of shares of Class A common stock reserved for issuance by 675,000, and to provide that the option price shall be the mean between the high and low price on the date of grant. The plan has no definite expiration date, but may be terminated by the Board of Directors. The term of each option is ten years or such shorter period as may be determined by the Board of Directors.

Note D - Stock Option and Stock Purchase Plans (continued)

Stock option activity during the two years ended December 31, 1995 was as follows:

                                                 Price            Shares
                                    Options      Per Share       Reserved
Incentive Stock Option Plan:
Outstanding at January 1, 1994      405,470   $12.63 to $36.69     610,390
    Granted                         117,750   $13.88 to $15.44           -
    Exercised                        (2,250)  $12.63 to $13.88      (2,250)
    Canceled                        (59,850)  $12.63 to $36.69           -
Outstanding at December 31, 1994    461,120   $12.63 to $36.69     608,140
    Granted                          32,250       $15.75                 -
    Exercised                        (3,334)      $15.44            (3,334)
    Canceled                        (62,149)  $13.88 to $36.69           -
Outstanding at December 31, 1995    427,887   $12.63 to $36.69     604,806

Approximately 385,000 options outstanding were exercisable at December 31, 1995 and 378,000 were exercisable at December 31, 1994.

Non-Qualified Stock Option Plan:
Outstanding at January 1, 1994      589,719   $11.38 to $33.02     795,300
Granted                             176,860   $12.49 to $14.91           -
Exercised                            (8,503)  $11.76 to $13.89      (8,503)
Canceled                            (53,069)  $11.76 to $32.23           -
Outstanding at December 31, 1994    705,007   $11.38 to $33.02     786,797
Addition to shares reserved                                        675,000
Granted                             677,226   $15.19 to $16.75           -
Exercised                           (37,650)  $11.38 to $14.85     (37,650)
Canceled                            (83,993)  $12.09 to $32.23           -
Outstanding at December 31, 1995  1,260,590   $11.38 to $33.02   1,424,147

Approximately 629,000 options were exercisable at December 31, 1995 and approximately 546,000 options were exercisable at December 31, 1994.

The Company also has an employee stock purchase plan allowing eligible employees, other than officers and directors, to purchase shares of the Company's Class A common stock at 10% less than the mean between the high and low prices of the stock on the date of purchase. A maximum of 320,000 shares is available under the plan and the aggregate number of shares reserved was 153,677 and 161,716 at December 31, 1995 and 1994, respectively.

Note E- Employee Benefit Plans
The Company has a noncontributory defined benefit pension plan, a savings plan and a noncontributory profit sharing plan which cover substantially all domestic employees. Employees of non-U.S. subsidiaries generally receive retirement benefits from company sponsored defined benefit or defined contribution plans or from statutory plans administered by governmental agencies in their countries. The Company does not provide its employees any post-retirement benefits other than those described above.
      Benefits under the defined benefit plans are based on the employee's years of service and compensation, as defined. The Company's funding policy is consistent with applicable local laws and regulations.
      The savings plan, established under Section 401(k) of the Internal Revenue Code, allows participants to contribute up to 10% of their annual compensation. The Company will contribute 50% of the participant's contribution, to a maximum of 3% of the participant's salary and bonus.
      The Company's annual accrual and contribution for both the savings plan and profit sharing retirement trust will not exceed the maximum amount deductible for such year for federal income tax purposes.

Note E - Employee Benefit Plans (continued)
The following table sets forth the defined benefit plans' combined funded status and amounts recognized in the Company's consolidated balance sheet at December 31 of each year:
                                                      1995          1994          1993
Actuarial present value of benefit obligations:
Accumulated benefit obligation including vested
    benefits of $16,331,000 in 1995, $12,297,000
    in 1994, and $11,155,000 in 1993              $ 16,877,000  $ 12,667,000  $ 11,720,000

Projected benefit obligation                      $(23,023,000) $(18,383,000) $(17,204,000)
Plan assets at fair value (marketable securities
    and short-term cash investments)                18,553,000    14,847,000    11,652,000
Projected benefit obligation
    in excess of plan assets                        (4,470,000)   (3,536,000)   (5,552,000)
Unrecognized net gain                               (1,316,000)   (1,296,000)     (651,000)
Unrecognized prior service cost                        174,000       161,000       130,000
Unrecognized net transition obligation,
    net of amortization                                421,000       327,000       233,000
Accrued pension cost included in contributions
    payable to employee benefit plans             $ (5,191,000)  $(4,344,000) $ (5,840,000)

The principal assumptions used in computing
the above amounts are as follows:
Weighted average discount rate                            7.00%         8.00%         7.00%
Increase in future compensation                           4.00%         5.00%         4.50%
Expected long-term return on plan assets                  9.00%         8.00%         9.00%

Expenses for each of the employee benefit plans are as follows:

Service cost-benefits earned during the year        $1,316,000  $ 1,519,000    $1,263,000
Interest cost on projected benefit obligation        1,590,000    1,389,000     1,244,000
Actual return on plan assets                        (3,278,000)     131,000      (635,000)
Net amortization and deferral                        1,893,000   (1,185,000)     (327,000)
Net pension cost of defined benefit plans            1,521,000    1,854,000     1,545,000
Savings plan                                           686,000      621,000       641,000
Profit sharing plan                                  1,000,000    1,000,000       750,000
    Total                                           $3,207,000  $ 3,475,000    $2,936,000

The expense for the profit sharing plan in 1993 represents the approximate market value of Class A common stock which the Company contributed to the plan in 1994.

Note F - Income Taxes
The provision (benefit) for income taxes consists of the following:
                                        1995          1994          1993
Currently Payable:
    Federal                           $6,673,000  $5,349,000  $   657,000
    State                                414,000     637,000      276,000
    Foreign                               88,000   1,717,000      161,000
                                       7,175,000   7,703,000    1,094,000
Deferred:
    Federal                             (236,000)    857,000   (1,912,000)
    State                                (60,000)     93,000     (304,000)
    Foreign                                9,000    (171,000)      18,000
                                        (287,000)    779,000   (2,198,000)
    Total                             $6,888,000  $8,482,000  $(1,104,000)
Income tax (benefit) included in:
    Continuing operations             $6,888,000  $8,482,000  $ 1,099,000
    Discontinued operations                    -           -   (2,203,000)
    Total                             $6,888,000  $8,482,000  $(1,104,000)

The reconciliation of income taxes computed at the statutory federal income tax rate to the provision for income taxes from continuing operations is as follows:

Statutory federal income tax          $7,089,000  $6,656,000  $   550,000
State income tax expense, less federal
  tax benefit                            230,000     475,000       81,000
Foreign operations                       170,000   1,779,000      643,000
Benefit of Foreign Sales Corporation    (575,000)   (553,000)    (300,000)
Miscellaneous                            (26,000)    125,000      125,000
    Provision for income taxes        $6,888,000   8,482,000  $ 1,099,000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at
December 31 are presented below:
                                                     1995          1994
Deferred Tax Assets:
    Accounts receivable                           $   516,000  $   515,000
    Additional costs inventoried for tax purposes
    and inventory reserves not deductible for tax
    purposes                                        1,465,000    1,802,000
    Excess benefit plan                               874,000      654,000
    Accrued warranty costs                          2,021,000    1,905,000
    Accrued pension costs                           1,215,000    1,049,000
    Intangible assets                                 575,000      535,000
    Net operating loss carryforward                 1,325,000    1,334,000
    Other                                             636,000      605,000
                                                    8,627,000    8,399,000
    Less: valuation allowance                      (1,325,000)  (1,334,000)
    Total deferred tax assets                       7,302,000    7,065,000
Deferred Tax Liabilities:
    Plant and equipment, principally due to
    differences in depreciation                      (174,000)    (321,000)
    Other                                             (97,000)           -
    Total deferred tax liabilities                   (271,000)    (321,000)
    Net deferred tax asset                        $ 7,031,000  $ 6,744,000

Note F - Income Taxes (continued)
The Company's wholly-owned subsidiary, A. T. Cross Limited ("ATCL") is not subject to the Republic of Ireland statutory income tax rate. Through 2010, ATCL is subject to the 10% rate on profits from sales of Irish manufactured goods, as defined. This lower tax rate reduced income tax expense and increased net income by approximately $625,000 ($0.04 per share) in 1995, $1,692,000 ($0.10 per share) in 1994, and $879,000 ($0.05 per share) in
1993. Beginning in 1994, the earnings of ATCL are subject to taxation in the United States pursuant to anti-deferral legislation. This had the effect of decreasing net income by approximately $549,000 ($0.03 per share) in 1995 and $1,375,000 ($0.08 per share) in 1994.
      Undistributed earnings of foreign subsidiaries amounted to approximately $70,089,000 and $71,666,000 (including approximately $46 million in 1995 and $54 million in 1994 of cash, cash equivalents and short-term investments). These earnings could become subject to additional tax if they are remitted as dividends, if foreign earnings are lent to the Company or a U.S. affiliate, or if the Company should sell its stock in the subsidiaries. Since it is generally the intention of the Company to invest the undistributed earnings of foreign subsidiaries in the growth of business outside the United States, deferred income taxes have not been provided on such earnings. The amount of additional taxes that might be payable on the foreign earnings approximates $21,700,000.
      At December 31, 1995, net operating loss carryforwards for certain foreign subsidiaries were approximately $3,389,000 for tax purposes. These losses begin to expire in 1997.
      Income taxes paid in 1995, 1994 and 1993 were approximately $7,275,000, $4,533,000 and $2,115,000, respectively.

Note G - Geographic Information

The following table sets forth geographic information
for the Company:
                                               1995          1994          1993
Sales to unaffiliated customers:
    United States                          $138,749,427  $132,177,946  $122,518,640
    Europe and Far East                      52,340,982    44,957,824    42,087,751
    Total                                  $191,090,409  $177,135,770  $164,606,391
Income (loss) from continuing operations
before income taxes:
    United States                          $ 15,507,613  $ 14,314,316  $  2,089,882
    Europe and Far East                       4,745,740     4,701,606      (471,808)
    Total                                  $ 20,253,353  $ 19,015,922  $  1,618,074
Identifiable assets:
    United States                          $106,934,644  $ 96,145,653  $ 95,431,780
    Europe and Far East                      82,427,555    84,223,452    83,562,478
    Total                                  $189,362,199  $180,369,105  $178,994,258

Identifiable assets outside the United States include cash, cash equivalents and short-term investments of $46,259,000, $54,178,000 and $53,613,000 at December 31, 1995, 1994 and 1993, respectively. United States sales to unaffiliated customers include export sales of approximately $27,972,000, $23,950,000 and $16,105,000 in 1995, 1994 and
1993, respectively.

Note H - Line of Credit
The Company has an unsecured line of credit agreement with a bank under which it may borrow up to $50,000,000. Any amounts borrowed under the agreement will be payable on demand and will bear interest at one half of one percent (1/2 of 1%) per annum in excess of the London Interbank Offering Rate (LIBOR). The agreement is cancelable at any time by the Company or the bank. The highest amount borrowed at any time during the year was $4,700,000, however, no amount was outstanding at the end of 1995.


Note H - Line of Credit (continued)
The Company also has a multi-currency credit arrangement with a bank under which it may borrow up to the equivalent of 7,000,000 U.S. dollars to meet short-term foreign currency needs. This agreement is on an "offering basis", in that the terms and conditions of any transaction shall be mutually agreed upon at the time of each specific transaction. There were no amounts outstanding under this agreement at any time in 1995.

Note I - Restructuring and Other Charges
The Company recorded restructuring charges of $11,010,000 in 1993 in connection with the consolidation of production and distribution facilities and the reduction of excess manufacturing capacity ($4,600,000); the worldwide reduction of personnel and corporate reorganization ($3,810,000); and the discontinuation of certain product lines ($2,600,000).
      Assets held for sale, including the Company's distribution center in Lincoln, R.I., are classified in Intangibles and Other Assets in the balance sheet at December 31, 1995. Substantially all other aspects of the restructuring were completed in 1994 as planned.

Note J - Discontinued Operations
On June 30, 1993, the Company completed the sale of the Mark Cross trademark and selected assets of its wholly-owned subsidiary Mark Cross, Inc. and discontinued its retail business.

     The following table sets forth summary information relating to Mark
Cross:
                                                    Six Months
                                                      Ended
                                                  June 30, 1993
Net sales                                         $  5,257,470
Costs and expenses                                   7,577,836
    Operating loss before income tax benefit        (2,320,366)
Income tax benefit relating to operations              820,366
    Operating loss                                  (1,500,000)
Loss on disposal before income taxes                (3,882,634)
Income tax benefit relating to loss on disposal      1,382,634
    Loss on disposal                                (2,500,000)
    Loss from discontinued operations              $(4,000,000)

Note K - Quarterly Results of Operations (Unaudited)
The following is a tabulation of the unaudited quarterly results of operations for the years ended December 31, 1995 and 1994:

                              (thousands of dollars, except per share data)
                            March 31   June 30   September 30   December 31
1995:
Net sales                   $35,407    $44,883   $44,859        $65,941
Gross profit                 17,597     21,668    21,660         35,743
Net income                    1,554      1,647     2,751          7,413
Net income per share           0.09       0.10      0.17           0.45
1994:
Net sales                   $35,193    $40,620   $45,928        $55,395
Gross profit                 16,686     18,723    21,606         31,430
Net income                    1,361        689     2,674          5,810
Net income per share           0.08       0.04      0.16           0.34


Report of Ernst & Young LLP
Independent Auditors

To the Shareholders of
A.T. Cross Company:
      We have audited the accompanying consolidated balance sheets of A.T.
Cross Company and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1995.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of A.T. Cross Company and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


ERNST & YOUNG LLP
Providence, Rhode Island
January 30, 1996

Management's Discussion and Analysis
of Financial Condition and Results of Operations
This section, as well as other portions of this document, includes certain statements which are or may be construed as forward looking about the Company's business and new products, sales and expenses, and operating and capital requirements. Any such statements are subject to risks that could cause the actual results or needs to vary materially. These risks are discussed in this document and in the Company's 10-K for its fiscal year ended December 31, 1995 filed with the Securities and Exchange Commission.

Results of Operations
Comparison of 1995 With 1994

Consolidated net sales increased 7.9% in 1995 compared to 1994. Overall, the increase is attributable to the favorable consumer response to the Company's new product offerings.
      Domestic net sales increased by $2.5 million, or 2.4%, while foreign net sales, including export sales from the United States, were $11.4 million, or 16.6%, improved over the prior year. United States export sales increased $4.0 million or 16.8% over 1994. The higher domestic sales are largely the result of new products launched this year, in particular the new Solo and Solo Classic lines, and the growing success of the Townsend line, the Company's highest priced product line. While overall domestic unit volume increased 6.2%, most of this increase was derived from Solo which earns lower average selling prices than many of the Company's traditional products.
Aggressive promotional pricing on certain older products helped maintain unit volume for those items. Domestic sales in 1995 benefited somewhat from a modest mid-year price increase on selected products.
      While foreign sales increased in nearly every major market, European sales increased dramatically (20.9%), followed closely by Asia and the Far
East (15.0%). The Company has aggressively pursued opportunities to increase its market share in these areas of the world. In addition to new product offerings and promotions which have stimulated international consumer recognition of and demand for Cross products, over the last several years the Company has devoted significant effort toward identifying and replacing poor performing international distributors, and has worked more closely with its distributors to improve the merchandising and promotion of the Cross brand.
International sales have benefited further by higher marketing support expenditures, consistent with the Company's efforts to increase market share in key foreign markets. Overall, favorable foreign exchange rates against the lower dollar, particularly in Japan, added to the improvement in sales.
      The overall consolidated gross margin increased to 50.6% in 1995 from 49.9% in 1994. As cost controls have been effective at keeping production cost increases consistent with general inflation, the higher sales and production volume have had a direct and positive impact on the Company's worldwide margins.
      Selling, general and administrative expenses increased $5.8 million
(8.6%) in 1995 compared to 1994, and were 38.0% of net sales in 1995, as compared to 37.7% in 1994. The increase was due in part to higher marketing support expenses of $1.5 million, as well as higher personnel costs principally in the sales and marketing areas. Some of the personnel costs, and certain other administrative costs, are attributable to the establishment of a European Headquarters facility in Paris, France, organized in connection with the Company's efforts to maximize its growth opportunities in the lucrative European writing instruments market. The weaker dollar also contributed to higher expenses in 1995. Research and development expenses increased $1.0 million or 46.9% from a year ago, reflecting the Company's commitment to developing new products and improving processes and technologies. Service and distribution costs were 1.2% lower than 1994 due to ongoing cost reduction efforts in this area.
      Interest and other income decreased $0.3 million (8.3%) from 1994.
Interest income was higher due to higher interest rates earned on lower average invested funds, and to interest earned on a state income tax refund claim. The higher interest income was offset by lower other income resulting from certain non-recurring gains recorded in the prior year.
Income before income taxes improved $1.2 million or 6.5% over 1994.
      The effective income tax rate in 1995 was 34.0% as compared to the 1994 rate of 44.6%. The Company implemented a reorganization of certain of its European operations at the end of 1994 to reflect a change of functions performed by both its manufacturing and distribution affiliates, and to more closely align the responsibilities of management in each area to their operational objectives. These operational changes had the effect of more closely conforming the Company's effective tax rate with its historical tax rate of 31% (average effective tax rate from 1988 to 1992).
The Company expects its effective tax rate in 1996 to be approximately 35%.

Comparison of 1994 with 1993
Consolidated net sales increased 7.6% in 1994 compared to 1993. The increase was primarily the result of an approximate 1.0% increase in unit sales combined with higher average unit selling prices, due both to a favorable change in product mix and to an approximate 4.0% mid-year price increase.
      Domestic sales increased by $1.8 million, or 1.7%, while foreign sales were $10.7 million, or 18.4%, improved over the prior year. The higher 1994 domestic sales reflected the favorable consumer response to many of the Company's new products and marketing initiatives. The Townsend line, the Company's wide-girth product, created new excitement at the prestige end of the high priced writing instrument line. The use of impulse packaging had a positive effect on the Century line. The increase in foreign sales was due, in part, to working closely with foreign distributors to enhance the image of the Cross brand, particularly at the point-of-sale, as well as several new product introductions, aggressive promotional campaigns and an increase in advertising.
      Foreign sales included United States export sales which increased
48.7% over 1993, due partially to significant growth in the Company's Asian market, and also to a transfer to the United States of certain markets which were previously supplied from the Company's Irish manufacturing plant. Consequently, sales supplied from the Company's Irish manufacturing plant declined 6.8% since 1993. In addition to Asia, growth in the Company's European market was also particularly strong. Overall, favorable foreign exchange rates against the dollar in the Company's key foreign markets added to the improvement in sales.
      The overall consolidated gross margin increased from 48.7% in 1993 to 49.9% in 1994. The increase over the prior year was due, in part, to the mid-year price increase mentioned earlier, and higher production.

      Selling, general and administrative expenses increased $3.9 million
(6.3%) in 1994 compared to 1993. The increases were primarily due to higher marketing support expenses of $2.6 million combined with higher personnel costs. The weaker dollar also contributed to higher 1994 expenses. Research and development expenses decreased 8.0% from the previous year due principally to the timing of product development expenses and the use of contracted suppliers for certain components of the new Solo line. Although research and development expenses were lower in 1994 than in 1993, the Company remains committed to its product development efforts, as evidenced by the significant increase in 1995. Service and distribution costs were 9.9% lower than the prior year as a result of the closure in 1993 of the Company's separate distribution operation and the consolidation of its distribution operations into its Lincoln manufacturing facility.
      Interest and other income increased $1.4 million (56.7%) from 1993.
Interest income was higher due to higher interest rates earned on higher average invested funds. Other income included certain minor non-recurring gains.
      The effective income tax rate in 1994 was 44.6% as compared to the 1993 rate of 67.9% on income from continuing operations. The 1994 rate was higher than the Company's historical tax rate of 31% (average effective tax rate from 1988 to 1992) due to changes in U.S. tax laws which resulted in the taxation of income earned by the Company's subsidiary in Ireland at the higher U.S. rate as compared to the 10% effective rate in 1993. The tax rate for 1993 was unusually high due to the effect of operating losses sustained by the Company's foreign subsidiaries for which no current income tax benefit was available on the low level of 1993 pretax income from continuing operations. The Company completed a reorganization at the end of 1994 which resulted in a lower effective tax rate of 34.0% for 1995.

Liquidity and Capital Resources
Cash, cash equivalents and short-term investments (i.e., cash) decreased
$18.1 million in total in 1995 to $53.9 million. Higher inventories and accounts receivable at the end of the year contributed significantly to the lower cash generated from operating activities of $2.8 million, as compared to $26.9 million in 1994. Cash was further reduced by expenditures for additions to fixed assets and cash dividends. Accounts receivable increased
$10.6 million primarily due to the higher sales volume in the last months of the year as compared to the same months of 1994, as well as to the higher number of domestic customers who elected to take advantage of the Company's extended payment terms. The Company ordinarily offers domestic retail customers a program whereby they may either delay payment on certain third and fourth quarter purchases until January of the next year, or may earn a greater discount on these purchases if payment is made earlier. As a result, the Company's cash level is lowest at the end of the year when accounts receivable is at its highest. Inventory increased $12.7 million primarily as a result of new products and packaging alternatives. It is the Company's intention to meet certain stringent inventory turnover ratios once the new products have established themselves in the market place and the ordering patterns become more predictable. Also, proportionately more materials are foreign sourced, particularly materials used in some of the Company's newer products, and lead times for these materials are necessarily longer than for domestic sourced materials, resulting in the need for higher inventory levels for these materials.
      Additions to property, plant and equipment were $10.8 million in 1995, compared to $7.7 million in 1994. The 1995 additions included tooling and equipment costs for new products under development and scheduled for launch in 1996, particularly Metropolis, ongoing improvements and upgrades to manufacturing equipment and facilities, and the continued expansion of the Company-wide integrated information systems network. The Company expects capital expenditures will approximate $10.0 million in 1996, as compared with expected depreciation expense of approximately $7.5 million.
      The Company's working capital was $82.7 million at the end of 1995, a decrease of $1.3 million from 1994, and its current ratio declined slightly to 2.58:1 at the end of 1995 from 2.80:1 at the end of 1994. The Company has a $50.0 million bank line of credit to meet any temporary cash flow shortages that may arise. The highest amount borrowed against this line at any time during the year was $4.7 million. The Company also has a multi-currency credit arrangement under which it may borrow up to the equivalent of 7.0 million U.S. dollars to meet short-term foreign currency needs. At the end of 1995 there were no outstanding amounts under either credit arrangement. The Company believes that funds from operations and existing cash, cash equivalents and short-term investments supplemented, as appropriate, by the Company's existing short-term borrowing arrangements, will be adequate to finance its foreseeable operating and capital requirements.
      At the end of 1995, cash available for domestic operations amounted to $7.6 million while cash held offshore for use in international operations amounted to $46.3 million. If in the future the Company determines that the cash held offshore is not necessary for international operations, it may repatriate such cash for use in domestic operations.
However, repatriated offshore funds will be subject to additional federal and state income taxes of approximately 32% of the remitted amounts.

Impact of Inflation and Changing Prices
The Company's operations are subject to the effects of general inflation as well as fluctuations in foreign currencies. In addition, the Company is exposed to volatility in the price of gold and silver as those precious metals are used in the manufacture of its products. The potential risks in these areas are each managed proactively. The Company has generally been successful in controlling cost increases due to precious metal fluctuations and due to general inflation. For example, in recent years the Company completed a restructuring program designed, in part, to reduce worldwide product costs by streamlining the manufacturing process and converting to a just-in-time mode of operation, and to eliminate excess manufacturing capacity. In addition, a new integrated business system has been implemented to help monitor and control costs more effectively.
      Because of volatility in both the gold bullion and foreign currency markets, the Company has followed the practice of making advance commitments for approximately one year's projected requirements for its gold needs and for a portion of its foreign currency needs. In addition, the Company normally enters into foreign currency forward exchange contracts to hedge that portion of its net financial position that is exposed to foreign currency fluctuations. As noted above, the Company has a multi-currency credit arrangement which may help the Company meet some of its foreign currency needs and may serve as an additional tool for hedging assets and liabilities exposed to foreign currency fluctuations.
      The Company has adopted accounting practices which tend to reflect current costs in its income statement. Approximately 65%, 54% and 55% of total inventories at the end of 1995, 1994 and 1993, respectively, were accounted for using the last-in, first-out (LIFO) valuation method.
Normally under this method, the cost of goods sold reported in the financial statements approximates current costs and, thus, helps reduce distortions in reported income due to the effect of changing prices.
      Depreciation expense is based on historical costs and, therefore, is lower than if based on the current cost of productive capacity. However, the Company uses accelerated depreciation methods for most assets, thereby reducing operating income by a greater amount than would be the case if the more generally used straight-line method was employed. Assets acquired in prior years will, of course, be replaced at higher costs, but this will take place over many years. These new assets will result in higher depreciation charges, but in many cases, due to technological improvements, there quite likely will be operating cost savings as well.

Risks and Uncertainties
New Products: The Company's ability to sustain its recent rate of growth in sales depends largely on consumer acceptance of various new products recently introduced and planned for introduction in the coming months.
While the Company is optimistic about the prospects of favorable consumer reaction to these new products, the market in which the Company sells is highly competitive, and there is no assurance that such consumer acceptance will be realized to the degree necessary to sustain the Company's growth.
Dependence on Certain Suppliers: To maintain the highest level of product quality, the Company relies on a limited number of domestic and foreign suppliers for certain raw materials and manufacturing technologies. The
Company may be adversely affected in the event that these suppliers cease operations, or if pricing terms become less favorable. The Company believes, but cannot be assured, that the raw materials currently supplied by these vendors could be obtained from other sources and that the manufacturing technologies could be developed internally or that suitably similar technologies could be located.
twenty-fourBoard of Directors

Bradford R. Boss
Chairman of the Board
Class B Director.1,4

Russell A. Boss
President and Chief Executive Officer
Class B Director.1,4

John E. Buckley
Executive Vice President
Chief Operating Officer
Class B Director. 1,4

Bernard V. Buonanno, Jr.
Partner, Edwards & Angell,
Providence, Rhode Island
Class B Director. 3

H. Frederick Krimendahl, II
Limited Partner,
The Goldman Sachs Group, L.P.,
New York, New York
Class B Director. 3

Thomas C. McDermott
President and Chief Executive Officer,
Goulds Pumps, Inc.,
Fairport, New York
Class A Director. 2

Terrence Murray
Chairman, President and
Chief Executive Officer,
Fleet Financial Group, Inc.,
Boston, Massachusetts
Class A Director. 3

James C. Tappan
President, Tappan Capital Partners,
Hobe Sound, Florida
Class A Director. 2

Edwin G. Torrance
Partner,
Hinckley, Allen & Snyder,
Providence, Rhode Island
Class B Director. 2

Corporate Officers
Bradford R. Boss
Chairman of the Board

Russell A. Boss
President
Chief Executive Officer

John E. Buckley
Executive Vice President
Chief Operating Officer

David J. Arthur
Director, Engineering

Tina C. Benik
Vice President, Legal
General Counsel and Corporate Secretary

Joseph F. Eastman
Vice President, Human Resources

Michael El-Hillow
Vice President, Finance
Treasurer, Chief Financial Officer

Steven T. Henick
Vice President, Worldwide
Marketing and Sales

J. John Lawler
Vice President, Worldwide
Tax and Duty Free

Stephen A. Perreault
Vice President, Manufacturing

Donald W. Reilly
Corporate Controller

David A. Rogers
Vice President, U.S.
Marketing and Sales

John T. Ruggieri
Vice President, Corporate
Development and Planning

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

  A.T. Cross Italia, S.r.l.
  Milan, Italy

  A.T. Cross Company,
  French Branch
  Paris, France

  A.T. Cross Company,
  Hong Kong Branch
  HongKong

  A.T. Cross (U.K.) Limited,
  Luton, Bedfordshire, England

  A.T. Cross (Europe), Limited,
  Luton, Bedfordshire, England

  A.T. Cross Company,
  Spanish Branch
  Malaga, Spain

  A.T. Cross Deutschland GmbH,
  Mainz, Federal Republic of Germany

  Cross Company of Japan, Limited,
  Tokyo, Japan

  Manetti-Farrow, Incorporated,
  New York, New York

  Annual Meeting
The Annual Meeting of Shareholders
of A.T. Cross Company will be held on
Thursday, April 25, 1996 at 10:00 a.m.
at the offices of the Company,
One Albion Road,
Lincoln, Rhode Island  02865.

  Legal Counsel
Hinckley, Allen & Snyder,
Providence, Rhode Island  02903

  Auditors
Ernst & Young LLP,
Providence, Rhode Island  02903

  Stock Symbol
American Stock Exchange Symbol: ATX.A

  Transfer Agent and Registrar
Fleet National Bank of Rhode Island,
Providence, Rhode Island  02903

  10-K Report
A copy of the Company's report to the
Securities and Exchange Commission on
Form 10-K will be furnished free of charge to any security holder upon written request to the Vice President, Finance, at One Albion Road,
Lincoln, Rhode Island  02865.
Board Committees: 1. Executive;  2. Audit;  3. Compensation;
4.  Employee Benefits.Printed in the U.S.A. on recycled paper.

