Form 10-K, Exhibit 13
period 1996-12-31
CROSS A T CO
filed 1997-03-27
CIK 25793

A.T. CROSS COMPANY

1996 ANNUAL REPORT

THE A.T. CROSS COMPANY IS A MAJOR INTERNATIONAL MANUFACTURER OF FINE WRITING INSTRUMENTS WHICH ARE SOLD TO THE CONSUMER MARKET THROUGH FINE STORES WORLDWIDE, AND TO THE BUSINESS GIFT MARKET VIA A NETWORK OF COMPANIES SPECIALIZING IN RECOGNITION AND AWARDS PROGRAMS. CROSS PRESENTLY MARKETS FIVE LINES OF WRITING INSTRUMENTS: CENTURY_, CROSS TOWNSEND_, SOLO_, SOLO CLASSIC_, AND METROPOLIS_. EACH SERIES IS DESIGNED TO MEET THE PREFERENCES AND TASTES OF A PARTICULAR AUDIENCE. EACH OFFERS DISTINCTIVE STYLES, APPOINTMENTS AND FINISHES _ FROM PRECIOUS METALS TO COMPOSITE RESIN _ AND IS PRICED TO MEET SPECIFIC MARKET REQUIREMENTS. CROSS ALSO PRODUCES DESK SETS WHICH FEATURE BASES CRAFTED FROM WALNUT, ONYX, CHERRY AND MARBLE. LEATHER AND GIFT BUSINESS IS CONDUCTED BY MANETTI-FARROW, INCORPORATED. BASED IN NEW YORK CITY, THIS WHOLLY-OWNED SUBSIDIARY OF THE A.T. CROSS COMPANY
DISTRIBUTES FENDI AND ECHO   BRAND LEATHER PRODUCTS AND FASHION
ACCESSORIES IN THE U.S. UNDER EXCLUSIVE AGREEMENTS.

Five-Year Summary, Market & Dividend Information  . . . . . . . . . . 1
 Shareholders Report  . . . . . . . . . . . . . . . . . . . . .  .  2-3
Cross Highlights   . . . . . . . . . . . . . . . . . . . .. . . .  .4-9
Financial Statements  .  . . . . . . . . . . . . . .. . . . .   . 10-19
Report of Deloitte & Touche LLP  . . . . . . . . . . . . . . .. . . .20
Management's Discussion and Analysis  . . . . . . . . . . . . . . 20-23
Corporate Directors & Officers. . . . . . . . . . . . . . . . . . . .24
Corporate Information   . . . . . . . . . . . . . . . Inside Back Cover

Five-Year Summary
(Thousands of Dollars)                1996     1995     1994     1993     1992
OPERATIONS:
Net Sales From Continuing Operations  $179,203 $191,090 $177,136 $164,606 $187,130
Income From Continuing Operations
 Before Income Taxes                     9,378   20,253   19,016    1,618   19,012
Income Taxes                             2,772    6,888    8,482    1,099    6,239
Income From Continuing Operations        6,606   13,365   10,534      519   12,773
Loss From Discontinued Operations, net       _        _        _   (4,000)  (1,955)
Net Income (Loss)                        6,606   13,365   10,534   (3,481)  10,818
Cash Dividends Declared                 10,568   10,581   10,738   13,544   21,648
Capital Expenditures                     9,135   10,839    7,662    8,494    4,603
DEPRECIATION                             7,024    6,578    5,899    5,495    5,000
(Thousands of Dollars)
FINANCIAL POSITION:
Current Assets                         119,372  135,143  130,727  130,126  143,632
Current Liabilities                     42,891   52,439   46,758   40,226   39,831
Total Assets                           175,191  189,362  180,369  178,994  194,455
Working Capital                         76,481   82,704   83,969   89,900  103,801
Net Property, Plant and Equipment       40,325   38,237   33,950   32,130   40,162
Shareholders' Equity (Net Worth)       126,791  131,714  128,702  134,160  150,616
(Dollars)
PER SHARE DATA:
Income (Loss):
From Continuing Operations                0.40     0.81     0.62     0.03     0.76
From Discontinued Operations                 _        _        _    (0.24)   (0.12)
Net Income (Loss)                         0.40     0.81     0.62    (0.21)    0.64
CASH DIVIDENDS DECLARED                   0.64     0.64     0.64     0.80     1.28
Shareholders' Equity (Book Value)         7.69     7.96     7.79     7.92     8.90

Market & Dividend Information
The Company's Class A common stock is traded on the American Stock
Exchange. At December 31, 1996, there were approximately 1,900 shareholders of record of the Company's Class A common stock and 2 shareholders of record of Class B common stock. The weighted average numbers of shares outstanding were 16,531,488 and 16,528,876 during
1996 and 1995, respectively. High and  low stock prices and dividends for the last two years were:
                            CASH                                  CASH
                          DIVIDENDS                             DIVIDENDS
     QUARTER HIGH    LOW   DECLARED       QUARTER  HIGH   LOW    DECLARED
1996                                 1995
     First   16 1/4  14       $.00        First    15 1/4 13 1/8   $.00
     Second  18      15        .16        Second   17 1/4 14 1/4    .16
     Third   17 1/2  11 1/4    .16        Third    17 1/4 14 1/2    .16
     Fourth  12      10 1/2    .32*       Fourth   16 7/8 14        .32*
*One-half paid in the fourth quarter and balance paid in the subsequent year first quarter.


SHAREHOLDERS REPORT

To the Shareholders of A.T. Cross Company

After two years of higher sales and earnings, 1996 was very disappointing for the A.T. Cross Company, as it was for many companies in the quality writing instrument sector. For the year ended December
31, 1996, net sales dropped 6.2% to $179.2 million from $191.1 million in 1995, and net income decreased 50.6% to $6.6 million, or 40 cents per share, from $13.4 million, or 81 cents per share in 1995.

For the year, domestic writing instrument sales decreased 9.5% to $86.3 million from 1995, while foreign writing instrument sales were up 0.4% to $80.6 million. Leather sales were $12.3 million for the year, down
20.5% from last year.

In Europe, the largest quality writing instrument market in the world, our sales increased approximately 9.0%, continuing a trend begun in 1994, and the Middle East and Africa showed 18.5% growth. Our Century
Restage products, particularly our fountain pens, have proven very successful in these markets. It is gratifying to see that we have continued to grow share in these important markets since we are relatively new to the fountain pen business.

Our remaining international markets were down approximately 6.6%, primarily because of declines in Japan, our largest foreign market, and Canada. The weakness of the Japanese yen resulted in a significant decline in consolidated sales after translating the yen to dollars, a problem faced by many U.S. companies in 1996. On a positive note, our local currency sales in Japan were on plan, showing the continued vitality of Cross in this top international market. The expansion of large U.S. based office mega-store retailers into Canada required us to change to direct distribution from the U.S. Sales in 1996 were negatively impacted during this transition, but should rebound as we better serve this market in the future.

We have made tremendous strides in the fast growing tax and duty free market, admittedly from a fairly small base. Our Cross Townsend Lapis
Lazuli writing instrument was given the Star Product of the Year Award for 1996 by Frontier Magazine, one of the leading international publications covering the tax and duty free industry.

In the United States, market research shows that less than 20 percent of consumers who purchase quality writing instruments realize that Cross offers a broad range of products, even though more than 90 percent of those same consumers are aware of the Cross brand. To most consumers, Cross continues to be synonymous with our traditional
Century line. In 1997, we will work to change this perception through marketing programs _ advertising, point-of-sale materials, displays and promotions _ which focus on the Company's full line of products. While there can be no assurance that such a strategy will increase consumer awareness and purchases overnight, we know consumers recognize the quality and reliability of Cross products. Once they are adequately informed about the variety of products, we believe they will find a Cross writing instrument that fits their needs, whether for personal use or as a gift.

While writing instruments remain the core of our operations, Cross has begun to look into other avenues for potential revenue growth. Watches, like pens, are both functional items and fashion accessories used by both men and women. We will be testing a line of Cross watches in the U.S. in the fall to determine whether Cross' reputation for quality can be transferred to another quality gift and personal item. Our Pen
Computing Group is continuing the development of products that combine the functionality and beauty of our distinctive writing instrument products with state-of-the-art technology to meet the needs of the fast growing electronic communications market; and we expect to have some sales in the second half of 1997.

As we enter 1997, Cross has the broadest product line in its history:
traditional slim-line Century and wider-bodied Cross Townsend, offered in metals, epoxies and luxurious lacquers; our resin-based products
Solo and Solo Classic, the former with vibrant colors and black appointments, the latter with more traditional colors and gold plated appointments; and the contemporary Metropolis, with its fluted barrel and lacquered cap.

Our new products have enabled Cross to regain prestige with our carriage trade accounts in the U.S. These retailers tell us that we are bringing excitement into the quality writing instrument category. Our goal for 1997 and beyond is to implement marketing programs that generate similar enthusiasm among consumers, including many who might not have been attracted to, or looked beyond, the Century line.

While 1996 was not a banner year for Cross or our industry, all Cross employees are excited about our most diverse line of products ever and the opportunities available to us in writing instruments, watches, leather and pen computing.

Cordially yours,
Bradford R. Boss        Russell A. Boss
Chairman                President

February 14, 1997



CROSS
TOWNSEND
& METROPOLIS

Throughout the world, the name A.T. Cross continues to stand for quality and reliability. As we have expanded our product lines, we have also developed a reputation for style and innovation. The Cross writing instruments of today have distinctive personalities, geared to the tastes and preferences of our various target audiences.
For Cross Townsend and Metropolis, luxury and style are key.
Prospective buyers shop in the finest stores and  select only the best.
For them, writing instruments must not only function beautifully, but be recognized as symbols of good taste and elegance. Cross Townsend's strong yet familiar silhouette, coupled with opulent finishes, appeals to a more mature audience. Metropolis, with its architectural detailing, is the choice for the younger, more trend setting, group.


IN 1996, WE EXPANDED THE CROSS TOWNSEND LINE WITH THE  INTRODUCTION OF
A STERLING SILVER PRODUCT, A FITTING  CHOICE FOR OUR 150TH ANNIVERSARY
YEAR. THE STRIKING CROSS TOWNSEND LAPIS LAZULI WAS HAILED AS "A
CONTEMPORARY CLASSIC" AND NAMED STAR PRODUCT OF THE YEAR BY FRONTIER,
THE LEADING INTERNATIONAL TRAVEL RETAILING MONTHLY. METROPOLIS, WITH
ITS URBAN APPEAL, IS DESIGNED TO ATTRACT  A NEW CONSUMER TO CROSS
QUALITY WRITING INSTRUMENTS.



CENTURY &  SOLO CLASSIC

For Century and Solo Classic, traditional design and reasonable price are of primary importance. Buyers of these lines shop in a broad range of retail outlets. They expect value for their dollar and view quality writing instruments as a sign of achievement and refinement. Century remains the first choice of those many consumers who favor a slim silhouette. It continues to be popular for gift-giving occasions and is often used, with a company emblem, for business functions. Solo
Classic, with its wider body and deep colors, is specifically designed to appeal to a broad range of consumers. It is also well- suited for promotional applications, since it offers the space necessary for clear, easy-to-read imprinting.


ACCOMPLISHMENT AND GOOD TASTE ARE KEY TO THE  MARKETING OF CENTURY AND
SOLO CLASSIC FOR BOTH THE GENERAL CONSUMER AND BUSINESS MARKETS.  THEY
PLAY AN IMPORTANT ROLE IN THE SPECIAL MARKETS DIVISION, WHERE THEY ARE
EXCELLENT CHOICES FOR PROMOTIONS WHERE QUALITY AND REPUTATION MUST BE
ASSURED AT A REASONABLE PRICE.



HALLMARK
MAGLITE
& RICHARTZ

Hallmark, Maglite and Richartz all build upon the popularity of Cross products as personal and business gifts. For Hallmark, we've developed a collection of Cross writing instruments using well-known Hallmark designs. For holidays and special occasions, these include Solo writing instruments with silk-screened popular Hallmark designs which are also featured on the gift packaging.
The pairing of Maglite and Solo is aimed at a broad consumer audience as well as customized presentations for business and promotional purposes. Known for its rugged dependability, the Maglite name is a great opportunity to merchandise to manufacturers and the trades.
Richartz, Germany's premier line of pocket knives, adds breadth to our Special Markets product line. They offer a high level of quality and craftsmanship, allowing for interesting promotions with Cross quality writing instruments.


SYNERGY IS KEY FOR NEW PROMOTIONS WHICH  PAIR CROSS WITH OTHER WELL
RECOGNIZED, HIGH- QUALITY NAMES. THE HALLMARK PROGRAM OFFERS  NEW GIFT-
GIVING OPPORTUNITIES. THE CROSS AND MINI MAGLITE PROMOTION REACHES A
BROAD AUDIENCE
WHICH MIGHT NOT USUALLY PURCHASE A QUALITY
WRITING INSTRUMENT. THE RICHARTZ KNIVES PROGRAM  WAS LAUNCHED, WITH
GOOD RESPONSE, AT THE  CHICAGO PREMIUM SHOW IN OCTOBER 1996.



Consolidated Balance Sheets


                                                                   DECEMBER 31
ASSETS                                                         1996          1995
Current Assets
 Cash and cash equivalents                                     $ 16,170,955   $ 32,469,549
 Short-term investments                                          27,290,051     21,426,585
 Accounts receivable, less allowances for doubtful accounts of
     $1,552,000 in 1996 and $1,745,000 in 1995                   44,970,281     48,017,341
 Inventories
  Finished goods                                                 14,225,830     14,499,263
  Work in process                                                 5,449,050      7,837,532
  Raw materials                                                   6,498,693      7,128,544
                                                                 26,173,573     29,465,339
 Other current assets                                             4,767,023      3,764,664
Total Current Assets                                            119,371,883    135,143,478
Property, Plant and Equipment
 Land and land improvements                                       1,274,453      1,256,426
 Buildings                                                       17,485,386     16,359,227
 Machinery and equipment                                         85,698,610     77,973,736
                                                                104,458,449     95,589,389
 Less allowances for depreciation                                64,133,753     57,352,065
               Net Property, Plant and Equipment                 40,324,696     38,237,324

Intangibles and Other Assets                                     15,493,956     15,981,397
                                                               $175,190,535   $189,362,199
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
 Note payable to bank                                          $  6,000,000   $          _
 Accounts payable                                                 5,992,132     12,275,420
 Accrued compensation and related taxes                           2,782,905      5,308,445
 Accrued expenses and other liabilities                          15,660,701     17,879,607
 Cash dividends payable                                           2,638,536      2,648,323
 Contributions payable to employee benefit plans                  8,228,537      9,443,292
 Income taxes payable                                             1,587,799      4,883,640
                       Total Current Liabilities                 42,890,610     52,438,727
Accrued Warranty Costs                                            5,509,000      5,209,000

Shareholders' Equity
 Common stock, par value $1 per share: Class A _ authorized
 40,000,000 shares, 15,282,412 shares issued and 14,686,049
 shares outstanding in 1996, and 15,243,316 shares issued
 and 14,747,216 shares outstanding in 1995                       15,282,412     15,243,316
 Class B _ authorized 4,000,000 shares, 1,804,800 shares
 issued and outstanding                                           1,804,800      1,804,800
 Additional paid-in capital                                      11,837,534     11,319,614
 Retained earnings                                              106,781,204    110,743,135
 Accumulated foreign currency translation adjustment                (20,876)       215,950
                                                                135,685,074    139,326,815
 Treasury stock, at cost, 596,363 shares in 1996 and
  496,100 shares in 1995                                         (8,894,149)    (7,612,343)
Total Shareholders' Equity                                      126,790,925    131,714,472
                                                               $175,190,535   $189,362,199
See notes to consolidated financial statements.

Consolidated Statements of Income & Retained Earnings
                                               YEAR ENDED DECEMBER 31
                                           1996         1995         1994
Revenues
 Net sales                                 $179,203,443 $191,090,409 $177,135,770
 Interest and other income                    2,091,054    3,617,193    3,943,234
                                            181,294,497  194,707,602  181,079,004
Costs and Expenses
 Cost of goods sold                          94,092,978   94,422,106   88,691,081
 Selling, general and
 administrative expenses                     70,627,432   72,553,706   66,794,430
 Research and development expenses            2,876,756    2,990,745    2,035,568
 Service and distribution costs               4,319,405    4,487,692    4,542,003
                                            171,916,571  174,454,249  162,063,082
          Income Before Income Taxes          9,377,926   20,253,353   19,015,922
Provision for income taxes                    2,772,000    6,888,000    8,482,000
                          Net Income          6,605,926   13,365,353   10,533,922
Retained earnings at beginning of year      110,743,135  107,958,596  108,162,260
                                            117,349,061  121,323,949  118,696,182
Cash dividends declared
 (per share: $0.64 in 1996, 1995 and 1994)   10,567,857   10,580,814   10,737,586
    Retained Earnings at End of Year       $106,781,204 $110,743,135 $107,958,596

                Net Income Per Share              $0.40        $0.81        $0.62

  Weighted Average Shares Outstanding        16,531,488   16,528,876   16,872,505

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
                                                YEAR ENDED DECEMBER 31
CASH PROVIDED BY (USED IN):                     1996         1995         1994
Operating Activities:
 Net income                                     $  6,605,926 $ 13,365,353 $ 10,533,922
 Adjustments to reconcile net income to
 net cash provided by operating activities:
  Depreciation and amortization                    7,463,842    7,012,931    6,346,690
  Provision for losses on accounts receivable        342,977      360,755      405,592
  Deferred income taxes                              792,000     (287,000)     458,000
  Provision for warranty costs                       685,183    1,050,103    1,195,595
 Changes in operating assets and liabilities:
  Accounts receivable                              2,221,489  (11,141,399)      (6,806)
  Inventories                                      3,031,766  (12,855,331)   2,643,810
  Other assets _ net                              (1,979,091)     773,518   (1,143,887)
  Accounts payable                                (6,301,984)   5,354,448    2,733,123
  Other liabilities _ net                         (8,530,170)   2,153,170    2,663,867
 Warranty costs paid                                (385,183)    (750,103)    (895,595)
 Foreign currency transaction (gain) loss            270,579     (194,763)     (82,495)
  Net Cash Provided by Operating Activities        4,217,334    4,841,682   24,851,816
Investing Activities:
 Additions to property, plant and equipment       (9,135,401) (10,839,460)  (7,662,300)
 Additional acquisition payment                            _            _     (687,086)
 Purchase of short-term investments              (26,373,158) (42,638,815) (86,088,263)
 Sale or maturity of short-term investments       20,509,692   77,543,554   48,068,902
  Net Cash Provided by (Used in)
   Investing Activities                          (14,998,867)  24,065,279  (46,368,747)

Financing Activities:
 Cash dividends paid                             (10,577,643) (10,576,346) (10,802,656)
 Proceeds from bank borrowings                     8,600,000   10,700,000    9,023,000
 Repayment of bank borrowings                     (2,600,000) (12,700,000)  (7,023,000)
 Proceeds from sale of Class A common stock          316,826      647,225      262,033
 Purchase of treasury stock                       (1,281,806)    (306,606)  (7,305,737)
  Net Cash Used in Financing Activities           (5,542,623) (12,235,727) (15,846,360)
Effect of exchange rate changes on cash
and cash equivalents                                  25,562      108,751      230,490
Increase (decrease) in cash and cash equivalents (16,298,594)  16,779,985  (37,132,801)
Cash and cash equivalents at beginning of year    32,469,549   15,689,564   52,822,365
  Cash and Cash Equivalents at End of Year      $ 16,170,955 $ 32,469,549 $ 15,689,564

See notes to consolidated financial statements.



Notes to Consolidated Financial Statements

December 31, 1996
NOTE A _ SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Upon consolidation, all material intercompany accounts and transactions are eliminated.
ACCOUNTING FOR ESTIMATES: The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make assumptions that affect the estimates reported in these consolidated financial statements. Actual results may differ from these estimates.
INDUSTRY SEGMENT AND NATURE OF OPERATIONS: The Company predominately operates in one industry segment, the manufacture, sale and distribution of writing instruments, and sells to retailers and wholesale distributors throughout the world, principally in North America, Europe and the Far East/Asia.
CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS: The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents. Short-term investments are stated at cost, which approximates market, and consist of interest bearing investments with a remaining maturity of greater than three months when purchased. Cash equivalents and short-term investments are placed only with high-credit quality financial institutions. At
December 31, 1996 and 1995, approximately 53% and 66%, respectively, of the Company's cash, cash equivalents and short-term investments were placed with one financial institution.
 Short-term investments at December 31, 1996 and 1995 include time deposits, certificates of deposit and certain municipal bonds ("Held-to-Maturity" securities) and other municipal bonds ("Trading" securities) which have a maturity greater than three months. The Company has the positive intent and ability to hold its Held-to-Maturity securities until maturity and has stated these investments at cost which approximates market. Trading securities are stated at cost which approximates fair market value.
INVENTORIES: Substantially all domestic inventories are priced at the lower of last-in, first-out cost or market. The remaining inventories are priced at the lower of first-in, first-out cost or market.
PROPERTY, PLANT AND EQUIPMENT, AND RELATED DEPRECIATION:
Property, plant and equipment are stated on the basis of cost. Provisions for depreciation are computed using a combination of accelerated and straight-line methods which are intended to depreciate the cost of such assets over their estimated useful lives which range from three to thirty years.
ASSETS HELD FOR SALE: The carrying value of the Company's former distribution center in Lincoln, RI, which is held for sale, is included in the balance sheet caption "Intangibles and Other Assets" at December 31, 1996 and 1995.
FOREIGN CURRENCY TRANSLATION: The Company has a program in place to manage foreign currency risk. As part of that program, the Company has entered into foreign currency exchange contracts to hedge anticipated foreign currency transactions or commitments, primarily purchases of materials and products from foreign suppliers, and certain foreign currency denominated balance sheet positions. The terms of the contracts generally correspond with the dates of the anticipated foreign currency transactions. Realized and unrealized gains and losses on those contracts intended to hedge specific foreign currency transactions or commitments are deferred and accounted for as part of the transaction, while gains and losses on other contracts are included in net income. At December 31, 1996 and 1995, the Company held forward exchange contracts approximating $10,497,000 and $12,828,000, respectively. The face value of the outstanding contracts in both years approximated market prices of comparable instruments at December 31, 1996 and 1995. The outstanding contracts at December 31, 1996 hedge commitments becoming due at various dates through September 1997.
 Foreign currency exchange gains (losses) are included in selling, general and administrative expenses and approximated ($249,000), $88,000 and $189,000 in 1996, 1995 and 1994, respectively.
GOLD PURCHASE CONTRACTS: To reduce its exposure to fluctuating gold prices, the Company enters into gold purchase contracts with a bank.
The contracts, which do not have expiration dates, allow the Company to purchase a specified quantity of gold bullion at a fixed price at any time in the future. The contracts require the Company to pay a monthly fee on the total value of each contract. The rate of the fee on each contract is selected from a pool of available rates related to, for example, the federal funds rate or the London Interbank Offering Rate (LIBOR). At any point in time, the Company's outstanding gold purchase contracts are generally sufficient to supply approximately twelve months expected gold usage. At December 31, 1996, the total contract prices of outstanding gold purchase commitments amounted to $6,481,200. ADVERTISING COSTS: The costs of advertising are charged to expense as incurred and amounted to $21,535,000, $22,245,000 and $20,718,000 for the years ended December 31, 1996, 1995 and 1994, respectively.
WARRANTY COSTS: The Company's writing instruments are sold with a full warranty of unlimited duration against mechanical failure. Estimated warranty costs are accrued at the time of sale. Discretionary product repair and replacement costs, not related to mechanical failure, are classified as marketing costs and are included in selling, general and administrative expenses.
NET INCOME PER SHARE: Net income per share is computed based upon the weighted average number of shares of Class A and Class B common stock outstanding during the year. The exercise of outstanding stock options would not result in a material dilution of net income per share.

 NOTE A _ SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
NEW ACCOUNTING PRONOUNCEMENTS: In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." The Company adopted both of these new accounting principles in 1996, neither of which had a material impact on the consolidated financial statements.

NOTE B _ INVENTORIES
Domestic inventories approximating $17,129,000 and $19,245,000 at December 31, 1996 and 1995, respectively, are priced at the lower of last-in, first-out (LIFO) cost or market. The remaining inventories are priced at the lower of first-in, first-out cost or market.
 If the first-in, first-out method of inventory valuation had been used by the Company for those inventories priced using the last-in, first-out method, inventories would have been approximately $14,547,000 and $12,907,000 higher than reported at December 31, 1996 and 1995, respectively. The Company believes the LIFO method of inventory valuation ordinarily results in a more appropriate matching of its revenues to their related costs since current costs are included in cost of goods sold and distortions in reported income due to the effect of changing prices are reduced

NOTE C _ COMMON STOCK
The Class A and Class B common stock are identical, except for differences with respect to certain voting rights. They are entitled to share equally in dividends that may be declared by the Board of Directors and, upon liquidation, to share ratably in any assets which remain available for distribution on the Class A and Class B common stock. Holders of Class A common stock are entitled to elect one-third of the number of directors.
 Changes in Class A common stock and additional paid-in capital are shown below (there were no changes in Class B common stock)

                                              CLASS A COMMON STOCK
                                          NUMBER               ADDITIONAL
                                            OF                  PAID-IN
                                          SHARES      AMOUNT    CAPITAL
Balances at January 1, 1994           15,125,982 $15,125,982 $ 9,389,762
Stock option activity                     10,753      10,753     523,766
Stock purchase plan                        8,636       8,636     116,860
Issued to profit sharing trust            48,922      48,922     691,024
Balances at December 31, 1994         15,194,293  15,194,293  10,721,412
Stock option activity                     40,984      40,984     484,808
Stock purchase plan                        8,039       8,039     113,394
Balances at December 31, 1995         15,243,316  15,243,316  11,319,614
Stock option activity                     15,334      15,334     189,488
Stock purchase plan                        7,947       7,947     104,057
Restricted stock plan                     15,815      15,815     224,375
Balances at December 31, 1996         15,282,412 $15,282,412 $11,837,534

NOTE D _ STOCK OPTIONS AND STOCK PURCHASE PLANS
The Company has an incentive stock option plan and a non-qualified stock option plan under which options to purchase shares of Class A common stock may be granted to key employees. Options to purchase Class A shares are automatically granted annually pursuant to formula under the non-qualified plan to members of the Company's Board of Directors.
 Under the incentive plan, the option price is the mean between the high and low prices of the stock on the date that the option is granted. Under its present terms, the plan will expire in 1998. The term of each option is ten years or such shorter period as may be determined by the Board of Directors.
 The option price for options issued under the non-qualified plan is the mean between the high and low price on the date of the grant. The plan has no definite expiration date, but may be terminated by the Board of Directors. The term of each option is ten years or such shorter period as may be determined by the Board of Directors. The number of shares of Class A common stock reserved for issuance under the plan was increased by 675,000 by the Company's shareholders in 1995.
 Options under both the incentive plan and the non-qualified plan vest and become exercisable at such time or times, in installments or otherwise, as may be determined by the Compensation Committee of the Board of Directors and set forth in a written agreement evidencing the grant of such option. Stock option activity during the three years ended December 31, 1996 was as follows:

                                                 WEIGHTED AVERAGE  SHARES
                                         Options Price Per Share   Reserved
Incentive Stock Option Plan:
Outstanding at January 1, 1994           405,470      $22.74       610,390
Granted                                  117,750      $14.92             _
Exercised                                 (2,250)     $13.21        (2,250)
Canceled                                 (59,850)     $22.61             _
Outstanding at December 31, 1994         461,120      $21.21       608,140
Granted                                   32,250      $15.75             _
Exercised                                 (3,334)     $15.44        (3,334)
Canceled                                 (62,149)     $22.10             _
Outstanding at December 31, 1995         427,887      $19.48       604,806
Granted                                   37,250      $14.95             _
Exercised                                 (4,000)     $15.44        (4,000)
CANCELED                                 (73,887)     $19.25             _
Outstanding at December 31, 1996         387,250      $19.90       600,806

Approximately 354,000 (at a weighted average price of $20.51), 385,000 and 378,000 options outstanding were exercisable at December 31, 1996, 1995 and 1994, respectively. At December 31, 1996, exercise prices of outstanding options ranged from $10.75 to $36.69 and outstanding options had a weighted average remaining contractual life of approximately six years.

Non-Qualified Stock Option Plan:
Outstanding at January 1, 1994           589,719     $17.20    795,300
Granted                                  176,860     $13.48          _
Exercised                                 (8,503)    $12.54     (8,503)
Canceled                                 (53,069)    $19.61          _
Outstanding at December 31, 1994         705,007     $16.53    786,797
Addition to shares reserved                                    675,000
Granted                                  677,226     $15.21          _
Exercised                                (37,650)    $12.64    (37,650)
Canceled                                 (83,993)    $15.01          _
Outstanding at December 31, 1995       1,260,590     $16.10  1,424,147
Granted                                   11,182     $11.50          _
Exercised                                (11,334)    $12.63    (11,334)
Canceled                                 (86,317)    $16.24          _
Outstanding at December 31, 1996       1,174,121     $15.91  1,412,813

Approximately 603,000 (at a weighted average of price $16.47), 629,000 and 546,000 options outstanding were exercisable at December 31, 1996, 1995 and 1994, respectively. At December 31, 1996, exercise prices of outstanding options ranged from $11.38 to $33.02 and outstanding options had a weighted average remaining contractual life of approximately seven years.

The Company also has an employee stock purchase plan allowing eligible employees, other than officers and directors, to purchase shares of the Company's Class A common stock at 10% less than the mean between the high and low prices of the stock on the date of purchase. A maximum of 320,000 shares is available under the plan and the aggregate number of shares reserved was 145,730, 153,677 and 161,716 at December 31, 1996, 1995 and 1994, respectively. In addition, the Company has a restricted stock plan under which shares of the Company's Class A common stock may be issued to certain executives representing a portion of their annual incentive compensation in the event that such annual incentive compensation is in excess of performance target levels. Shares granted under the plan may not be sold, assigned, pledged or otherwise encumbered during the restriction period which expires on December 31, 1999. If the Company fails to achieve certain operating targets during the restriction period, shares granted under the plan will revert back to the Company or will be canceled.
 AS PROVIDED FOR IN SFAS NO. 123, THE COMPANY APPLIES ACCOUNTING PRINCIPLES BOARD OPINION NO. 25 AND RELATED INTERPRETATIONS IN ACCOUNTING FOR ITS STOCK OPTION PLANS. ACCORDINGLY, NO COMPENSATION COST HAS BEEN RECOGNIZED IN CONNECTION WITH OPTIONS ISSUED. HAD COMPENSATION COST FOR THE COMPANY'S STOCK OPTION PLANS BEEN DETERMINED BASED ON THE FAIR VALUE OF THE OPTIONS USING THE BLACK SCHOLES OPTION PRICING MODEL WITH AN ASSUMED RISK FREE INTEREST RATE OF 5%, AN EXPECTED LIFE OF FIVE YEARS, VOLATILITY OF 25% AND AN ASSUMED DIVIDEND RATE OF 4.2%, THE COMPANY'S EARNINGS PER SHARE FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 WOULD HAVE DECREASED BY LESS THAN $0.01 EACH YEAR.

Note E _ Employee Benefit Plans
The Company has a noncontributory defined benefit pension plan, a savings plan, a noncontributory profit sharing plan and a voluntary employee beneficiary association (VEBA) plan which cover substantially all domestic employees. Employees of non-U.S. subsidiaries generally receive retirement benefits from company sponsored defined benefit or defined contribution plans or from statutory plans administered by governmental agencies in their countries. The Company does not provide its employees any postretirement benefits other than those described above.
 Benefits under the defined benefit plans are based on the employee's years of service and compensation, as defined. The Company's funding policy is consistent with applicable local laws and regulations.
 The savings plan, established under Section 401(k) of the Internal Revenue Code, allows participants to contribute up to 10% of their annual compensation. The Company will contribute 50% of the participant's contribution, to a maximum of 3% of the participant's salary and bonus.
 The Company's annual accrual and contribution for both the savings and profit sharing plans will not exceed the maximum amount deductible for such year for federal income tax purposes.
 The VEBA plan provides payment of health benefits to the Company's employees and their beneficiaries.
 The following table sets forth the defined benefit plans' combined funded status and amounts recognized in the Company's consolidated balance sheet at December 31 of each year:

                                                1996          1995          1994
Actuarial present value of benefit obligations:
Accumulated benefit obligation including vested
  benefits of $17,869,000 in 1996, $16,331,000
  in 1995, and $12,297,000 in 1994              $ 18,322,000  $ 16,877,000  $ 12,667,000

Projected benefit obligation                    $(25,280,000) $(23,023,000) $(18,383,000)
Plan assets at fair value (marketable securities
  and short-term cash investments)                22,870,000    18,553,000    14,847,000
Projected benefit obligation in excess
  of plan assets                                  (2,410,000)   (4,470,000)   (3,536,000)
Unrecognized net gain                             (3,440,000)   (1,316,000)   (1,296,000)
Unrecognized prior service cost                      185,000       174,000       161,000
Unrecognized net transition obligation,
  net of amortization                                486,000       421,000       327,000
Accrued pension cost included in contributions
  payable to employee benefit plans             $ (5,179,000) $ (5,191,000) $ (4,344,000)

NOTE E _ EMPLOYEE BENEFIT PLANS (CONTINUED)
                                                1996          1995          1994
The principal assumptions used in computing
 the  amounts on the preceding page are
 as follows:
Weighted average discount rate                  7.00%-7.75%   7.00%-8.00%   8.00%-9.00%
Increase in future compensation                 4.50%-5.00%   4.00%-6.00%   5.00%-7.00%
Expected long-term return on plan assets        8.00%-9.00%   8.00%-9.00%   8.00%-9.00%

Expenses for each of the employee benefit
  plans are as follows:
Service cost _ benefits earned during the year  $ 1,685,000   $ 1,316,000   $ 1,519,000
Interest cost on projected benefit obligation     1,666,000     1,590,000     1,389,000
Actual return on plan assets                     (2,966,000)   (3,278,000)      131,000
Net amortization and deferral                     1,339,000     1,893,000    (1,185,000)
Net pension cost of defined benefit plans         1,724,000     1,521,000     1,854,000
Savings plan                                        761,000       686,000       621,000
Profit sharing plan                                       _     1,000,000     1,000,000
                               Total            $ 2,485,000   $ 3,207,000   $ 3,475,000


NOTE F _ INCOME TAXES
The provision (benefit) for income taxes consists of the following:
                                     1996         1995         1994
Currently payable:
 Federal                             $ 1,866,000  $ 6,673,000  $ 5,349,000
 State                                    19,000      414,000      637,000
 Foreign                                  95,000       88,000    1,717,000
                                       1,980,000    7,175,000    7,703,000
Deferred:
 Federal                                 664,000     (236,000)     857,000
 State                                   137,000      (60,000)      93,000
 Foreign                                  (9,000)       9,000     (171,000)
                                         792,000     (287,000)     779,000
               TOTAL                 $ 2,772,000  $ 6,888,000  $ 8,482,000

The reconciliation of income taxes computed at the statutory federal income tax rate to the provision for income taxes from continuing operations is as follows:
Statutory federal income tax         $ 3,282,000  $ 7,089,000  $ 6,656,000
State income tax expense,
  less federal tax benefit               101,000      230,000      475,000
Foreign operations                       145,000      170,000    1,779,000
Benefit of Foreign Sales Corporation    (457,000)    (575,000)    (553,000)
Miscellaneous                           (299,000)     (26,000)     125,000
          Provision for income taxes $ 2,772,000  $ 6,888,000  $ 8,482,000

NOTE F _ INCOME TAXES (CONTINUED)
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at
December 31 are presented below:
                                                    1996         1995
DEFERRED TAX ASSETS:
 Accounts receivable                                $   378,000  $   516,000
 Additional costs inventoried for tax purposes and
inventory reserves not deductible for tax purposes    1,268,000    1,465,000
 Excess benefit plan                                  1,086,000      874,000
 Accrued warranty costs                               2,138,000    2,021,000
 Accrued pension costs                                1,221,000    1,215,000
 Intangible assets                                      639,000      575,000
 Net operating loss carryforward                      1,322,000    1,325,000
 Other                                                  529,000      636,000
                                                      8,581,000    8,627,000
 Less: valuation allowance                           (1,322,000)  (1,325,000)
           Total deferred tax assets                  7,259,000    7,302,000
DEFERRED TAX LIABILITIES:
 Property, plant and equipment, principally
due to differences in depreciation                     (622,000)   (174,000)
 OTHER                                                 (398,000)    (97,000)
      Total deferred tax liabilities                 (1,020,000)   (271,000)
             Net deferred tax asset
(included in the balance sheet caption
      "Intangibles and Other Assets")                $6,239,000  $7,031,000

The Company's wholly-owned subsidiary, A. T. Cross Limited ("ATCL") is not subject to the Republic of Ireland statutory income tax rate. Through 2010, ATCL is subject to the 10% rate on profits from sales of Irish manufactured goods, as defined. This lower tax rate reduced income tax expense and increased net income by approximately $246,000 ($0.01 per share) in 1996, $625,000 ($0.04 per share) in 1995, and
$1,692,000 ($0.10 per share) in 1994. Beginning in 1994, the earnings of ATCL are subject to taxation in the United States pursuant to anti-deferral legislation. This had the effect of decreasing net income by approximately $215,000 ($0.01 per share) in 1996, $549,000 ($0.03 per share) in 1995, and $1,375,000 ($0.08 per share) in 1994.
 At December 31, 1996 and 1995 undistributed earnings of foreign subsidiaries amounted to approximately $71,083,000 and $70,089,000 (including approximately $37 million in 1996 and $46 million in 1995 of cash, cash equivalents and short-term investments). These earnings could become subject to additional tax if they are remitted as dividends, if foreign earnings are lent to the Company or a U.S. affiliate, or if the Company should sell its stock in the subsidiaries. Since it is generally the intention of the Company to invest the undistributed earnings of foreign subsidiaries in the growth of business outside the United States, deferred income taxes have not been provided on such earnings. The amount of additional taxes that might be payable on the foreign earnings approximates $21,920,000.
 At December 31, 1996, net operating loss carryforwards for certain foreign subsidiaries were approximately $3,693,000 for tax purposes. These losses begin to expire in 1998.
 Income taxes paid in 1996, 1995 and 1994 were approximately $5,200,000, $7,275,000 and $4,533,000, respectively.

NOTE G _ GEOGRAPHIC INFORMATION
The following table sets forth geographic  information for the Company:
                                    1996          1995          1994
Sales to unaffiliated customers:
 United States                      $123,853,010  $138,749,427  $132,177,946
 Europe and Far East                  55,350,433    52,340,982    44,957,824
                         Total      $179,203,443  $191,090,409  $177,135,770
Income before income taxes:
 United States                      $  5,930,891  $ 15,507,613  $ 14,314,316
 Europe and Far East                   3,447,035     4,745,740     4,701,606
                         Total      $  9,377,926  $ 20,253,353  $ 19,015,922
Identifiable assets:
 United States                      $ 79,422,307  $106,934,644  $ 96,145,653
 Europe and Far East                  95,768,228    82,427,555    84,223,452
                          Total     $175,190,535  $189,362,199  $180,369,105

Identifiable assets outside the United States include cash, cash equivalents and short-term investments of $37,363,000, $46,259,000 and $54,178,000 at December 31, 1996, 1995 and 1994, respectively. United States sales to unaffiliated customers include export sales of approximately $25,252,000, $27,972,000 and $23,950,000 in 1996, 1995
and 1994, respectively.

NOTE H _ LINE OF CREDIT
The Company has an unsecured line of credit agreement with a bank under which it may borrow up to $50,000,000. Any amounts borrowed under the agreement are payable on demand and will bear interest at one half of one percent (1/2 of 1%) per annum in excess of the London Interbank Offering Rate (LIBOR). The agreement is cancelable at any time by the Company or the bank. The highest amount borrowed at any time during the year was $8,600,000.
 The Company also has a multi-currency credit arrangement with a bank under which it may borrow up to the equivalent of 7,000,000 U.S. dollars to meet short-term foreign currency needs. This agreement is on an "offering basis" in that the terms and conditions of any transaction shall be mutually agreed upon at the time of each specific transaction. There were no amounts outstanding under this agreement at any time in 1996

NOTE I _ QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The following is a tabulation of the unaudited quarterly results  of operations for the years ended December 31, 1996 and 1995:
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
                          March 31  June 30  September 30 December 31
1996:
 Net sales                $36,053   $41,524  $43,053      $58,573
 Gross profit              17,900    19,736   20,264       27,210
 Net income                 1,657       794    1,621        2,534
 Net income per share        0.10      0.05     0.10         0.15
1995:
 Net sales                $35,407   $44,883  $44,859      $65,941
 Gross profit              17,597    21,668   21,660       35,743
 Net income                 1,554     1,647    2,751        7,413
 Net income per share        0.09      0.10     0.17         0.45


Report of Deloitte & Touche LLP

To the Shareholders of A.T. Cross Company
 We have audited the accompanying consolidated balance sheet of A.T. Cross Company & subsidiaries as of December 31, 1996 and the related consolidated statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the years ended December 31, 1995 and 1994 were audited by other auditors whose report, dated January 30, 1996, expressed an unqualified opinion on those statements.
 We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
 In our opinion, such 1996 consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1996, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Boston, Massachusetts
February 10, 1997


Management's Discussion & Analysis of Financial Condition and Results of Operations

This section, as well as other portions of this document, includes certain statements which are or may be construed as forward looking about the Company's business and new products, sales and expenses, and operating and capital requirements. Any such statements are subject to risks that could cause the actual results or needs to vary materially. These risks are discussed in this document and in the Company's 10-K for its fiscal year ended December 31, 1996 filed with the Securities and Exchange Commission.

RESULTS OF OPERATIONS
COMPARISON OF 1996 WITH 1995
Consolidated net sales decreased 6.2% or $11.9 million in 1996 compared to 1995. Overall, the decrease is attributable to a decline in sales of the Company's traditional, slim Century line, offset somewhat by sales of the Company's newer products. Domestic net writing instrument sales decreased by $9.0 million, or 9.5%, while foreign net writing instrument sales were essentially even with 1995. Sales of Fendi leather products by the Company's Manetti-Farrow subsidiary declined 20.5%, or $3.2 million.
 The decline in Century sales was particularly notable in the United States where this product line has been marketed for over 50 years. In the last three years, the Company began offering new product lines to complement the sagging Century line. For the most part, these new products have been very well received. However, in 1996 new products did not generate sufficient sales to completely offset the Century decline. The Company attributes the less than expected new product sales to a lack of consumer awareness of the Company's new products. While the established Century line is well-known and quickly associated by consumers with the Cross brand name, the Company has not successfully transferred this high brand awareness to its other products. The Company believes that a new, long-term marketing strategy, to be developed in 1997, which emphasizes the family of Cross products may stimulate interest in both the Century line and the newer Cross offerings.
 The decline in domestic writing instruments was most significant in sales to mass market retailers which declined almost 40%. However, part of the decline in sales to this distribution channel was the result of the Company's decision to discontinue business with certain customers whose merchandising strategies were incompatible with the Cross brand image. The Company's Century line and its more recently introduced, low-priced Solo line were the most negatively affected by the fall off in business to mass market retailers. While sales of the Company's new Metropolis and Solo Classic lines, particularly to the office mega stores as well as to department, gift and jewelry stores (i.e., the "carriage trade"), helped to partially offset the Century and Solo decreases, sales of these products were less than anticipated and insufficient to offset the entire decline. Sales of Townsend products, the Company's highest priced product line, were relatively flat compared to 1995. Domestic sales in 1996 benefited somewhat from an approximate 2% first quarter price increase.
 Internationally, while sales in Asia and the Far East decreased approximately 3% primarily due to the weaker Japanese yen compared to 1995, European sales increased significantly (9.0%). The Company's largest sales growth in recent years has been in international markets, where the Company has a much lower share of the writing instruments market than in the United States, and the Company has taken steps to increase its market share in these areas of the world. For example, in Europe, the Company introduced a new line of Century products (Century Restage) complete with unique finishes and designs developed specifically for this market. The success of this new product, especially the fountain pen, contributed to the higher European sales in 1996.
 The overall consolidated gross margin decreased to 47.5% in 1996 from 50.6% in 1995. Although cost controls have been effective at keeping production cost increases to a minimum, lower sales combined with even lower production levels in 1996 resulted in a much higher percentage of indirect product costs (i.e., factory overhead) in relation to sales.
In addition, a number of the Company's newer products earn incrementally lower margins than the Company's older, more mature products.
 Selling, general and administrative expenses decreased $1.9 million (2.7%) in 1996 compared to 1995, and were 39.4% of net sales in 1996, as compared to 38.0% in 1995. The lower expenses this year largely resulted from the Company's cost containment efforts undertaken in response to lower sales. Although the Company's overall cost structure is higher due to the establishment in 1995 of a European Sales and Marketing Headquarters facility in Paris, France, many discretionary costs were reduced or eliminated in order to minimize the negative impact on earnings associated with lower sales. The stronger dollar, particularly with respect to the Japanese yen, also contributed to lower expenses this year. Research and development expenses and service and distribution costs were relatively unchanged in comparison to 1995.
 Interest and other income decreased $1.5 million (42.2%) from 1995. Interest income was lower due to lower interest rates earned on lower average invested funds, and to interest earned in 1995 on a non-recurring state income tax refund claim.
 The effective income tax rate in 1996 was 29.6% as compared to the 1995 rate of 34.0%. The lower rate this year primarily resulted from the utilization of foreign tax credits and increased tax benefits derived from export sales. The Company expects its effective tax rate in 1997 to approximate 33-35%.

COMPARISON OF 1995 WITH 1994
Consolidated net sales increased 7.9% in 1995 compared to 1994. Overall, the increase was attributable to the favorable consumer response to the Company's new product offerings.
 Domestic net sales increased by $2.5 million, or 2.4%, while foreign net sales were $11.4 million, or 16.6%, improved over the prior year. The higher domestic sales were largely the result of new products launched in 1995, in particular the Solo and Solo Classic lines, and the continued success of the Townsend line, the Company's highest priced product line. While overall domestic unit volume increased 6.2%, most of this increase was derived from Solo which has lower average selling prices than many of the Company's traditional products. Aggressive promotional pricing on certain older products helped maintain unit volume for those items. Domestic sales in 1995 benefited somewhat from a modest mid-year price increase on selected products.
 While foreign sales increased in nearly every major market, European sales increased dramatically (20.9%), followed closely by Asia and the Far East (15.0%). The Company has aggressively pursued opportunities to increase its market share in these areas of the world. In addition to new product offerings and promotions which have stimulated international consumer recognition of and demand for Cross products, over the last several years the Company has devoted significant effort toward identifying and replacing poor performing international distributors, and has worked more closely with its distributors to improve the merchandising and promotion of the Cross brand. International sales benefited further by higher marketing support expenditures, consistent with the Company's efforts to increase market share in key foreign markets. Overall, favorable foreign exchange rates against the lower dollar, particularly in Japan, added to the improvement in sales.
 The overall consolidated gross margin increased to 50.6% in 1995 from 49.9% in 1994. As cost controls were effective at keeping production cost increases low, the higher sales and production volume had a direct and positive impact on the Company's worldwide margins in 1995.
 Selling, general and administrative expenses increased $5.8 million (8.6%) in 1995 compared to 1994, and were 38.0% of net sales in 1995, as compared to 37.7% in 1994. The increase was due in part to higher marketing support expenses of $1.5 million, as well as higher personnel costs principally in the sales and marketing areas. Some of the personnel costs, and certain other administrative costs, were attributable to the establishment of a European Sales and Marketing Headquarters facility in Paris, France, organized in connection with the Company's efforts to maximize its growth opportunities in the lucrative European writing instruments market. The weaker dollar also contributed to higher expenses in 1995. Research and development expenses increased $1.0 million or 46.9% from 1994, reflecting the Company's commitment to developing new products and improving processes and technologies. Service and distribution costs were 1.2% lower than 1994 due to ongoing cost reduction efforts in this area.
 Interest and other income decreased $0.3 million (8.3%) from 1994. Interest income was higher due to higher interest rates earned on lower average invested funds, and to interest earned on a non-recurring state income tax refund claim. The higher interest income was offset by lower other income resulting from certain non-recurring gains recorded in the prior year.
 The effective income tax rate in 1995 was 34.0% as compared to the 1994 rate of 44.6%. The Company implemented a reorganization of certain of its European operations at the end of 1994 to reflect a change of functions performed by both its manufacturing and distribution affiliates, and to more closely align the responsibilities of management in each area to their operational objectives. These operational changes had the effect of more closely conforming the Company's effective tax rate with its historical tax rate of 31% (average effective tax rate from 1988 to 1992).
LIQUIDITY AND CAPITAL RESOURCES
Cash, cash equivalents and short-term investments (i.e., "cash") decreased $10.4 million in total in 1996 to $43.5 million. Among other factors, expenditures for capital additions, dividends and treasury stock acquisitions exceeded cash generated from operating activities and bank borrowings, resulting in the overall decrease in cash. Although net income decreased $6.8 million, lower inventories and accounts receivable at the end of the year resulted in a relatively minor decrease, $0.6 million, in cash generated from operations. Accounts receivable decreased $2.2 million primarily due to the lower sales volume in the last months of the year as compared to the same months of 1995. The Company ordinarily offers domestic retail customers a program whereby they may either delay payment on certain third and fourth quarter purchases until January of the next year, or may earn a greater discount on these purchases if payment is made earlier. As a result, the Company's cash level is lowest at the end of the year when accounts receivable are at their highest. Inventory decreased $3.0 million compared to 1995. The inventory reduction was the result of significantly lower production this year, especially in the fourth quarter.
 Additions to property, plant and equipment were $9.1 million in 1996, compared to $10.8 million in 1995. The Company expects capital expenditures will approximate $6.5 million in 1997, as compared with expected depreciation expense of approximately $7.0 million.
 The Company's working capital was $76.5 million at the end of 1996, a decrease of $6.2 million from 1995, and its current ratio increased to 2.78:1 at the end of 1996 from 2.58:1 at the end of 1995. The Company has a $50.0 million bank line of credit to meet any temporary cash flow shortages that may arise. Also, the Company has a multi-currency credit arrangement under which it may borrow up to the equivalent of 7.0 million U.S. dollars to meet short-term foreign currency needs. The Company believes that funds from operations and existing cash, supplemented, as appropriate, by the Company's existing short-term borrowing arrangements, will be adequate to finance its foreseeable operating and capital requirements.
 At the end of 1996, cash available for domestic operations amounted to $6.1 million while cash held offshore for use in international operations amounted to $37.4 million. While it is not the Company's intention to do so, if in the future the Company determines that the cash held offshore is not necessary for international operations, it may repatriate such cash for use in domestic operations. However, repatriated offshore funds will be subject to additional federal and state income taxes of approximately 31% of the remitted amounts.

IMPACT OF INFLATION AND CHANGING PRICES
The Company's operations are subject to the effects of general inflation as well as fluctuations in foreign currencies. In addition, the Company is exposed to volatility in the price of gold and silver as those precious metals are used in the manufacture of its products. Policies and programs are in place to manage the potential risks in these areas. The Company has generally been successful in controlling cost increases due to precious metal fluctuations and due to general inflation. For example, the Company reduced its number of suppliers in order to obtain lower costs and higher quality on many of its materials and purchased components, and has taken steps in recent years to reduce excess manufacturing capacity.
 Because of volatility in both the gold bullion and foreign currency markets, the Company has followed the practice of making advance commitments for approximately one year's projected requirements for its gold needs and for a portion of its foreign currency needs. In addition, the Company normally enters into foreign currency forward exchange contracts to hedge that portion of its net financial position that is exposed to foreign currency fluctuations. As noted above, the Company has a multi-currency credit arrangement which may help the Company meet some of its foreign currency needs and may serve as an additional tool for hedging assets and liabilities exposed to foreign currency fluctuations.
 The Company has adopted accounting practices which tend to reflect current costs in its income statement. Approximately 65% of total inventories at the end of 1996 and 1995, and 54% at the end of 1994, were accounted for using the last-in, first-out (LIFO) valuation method. Normally under this method, the cost of goods sold reported in the financial statements approximates current costs and, thus, helps reduce distortions in reported income due to the effect of changing prices.
 Depreciation expense is based on historical costs and, therefore, is lower than if based on the current cost of productive capacity. However, the Company uses accelerated depreciation methods for most assets, thereby reducing operating income by a greater amount than would be the case if the more generally used straight-line method was employed. Assets acquired in prior years will, of course, be replaced at higher costs, but this will take place over many years. These new assets will result in higher depreciation charges, but in many cases, due to technological improvements, there quite likely will be operating cost savings as well.

RISKS AND UNCERTAINTIES
The following section describes certain of the more prominent risks and uncertainties inherent in the Company's operations. However, this section does not intend to discuss all possible risks and uncertainties to which the Company is subjected, nor can it be assumed necessarily that there are no other risks and uncertainties which may be more significant to the Company.
NEW PRODUCTS: The Company's ability to restore growth in sales depends largely on consumer acceptance of various new products recently introduced and planned for introduction in the coming months. While the Company is optimistic about the prospects of favorable consumer reaction to these new products, the market in which the Company sells is highly competitive, and there is no assurance that such consumer acceptance will be realized to the degree necessary to generate growth in the Company's sales and earnings.

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



BOARD OF DIRECTORS


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

David J. Arthur Vice President, Engineering

Tina C. Benik
Vice President, Legal General Counsel and Corporate Secretary

Joseph F. Eastman
Vice President, Human Resources

Michael El-Hillow
Vice President, Finance Treasurer, Chief Financial Officer

Steven T. Henick
Vice President, International Marketing and Sales

J. John Lawler
Vice President, Worldwide  Tax and Duty Free

Stephen A. Perreault
Vice President, Manufacturing

Donald W. Reilly
Corporate Controller

David A. Rogers Vice President, U.S. Marketing and Sales

John T. Ruggieri
Vice President, Corporate Development and Planning


Board Committees: 1. Executive;  2. Audit;  3. Compensation;  4.
Employee Benefits


CORPORATE INFORMATION

Corporate Headquarters
A.T. Cross Company
 One Albion Road
 Lincoln, Rhode Island  02865 U.S.A.
 Tel. (401) 333-1200
 Fax (401) 334-2861

Subsidiaries and Branches
ATX Marketing Company, Lincoln, Rhode Island
ATX International, Inc., Wilmington, Delaware
A.T. Cross Export Company Limited, St. Thomas, Virgin Islands A.T. Cross Limited, Ballinasloe, Republic of Ireland
A.T. Cross Distribution, Ballinasloe, Republic of Ireland
A.T. Cross (Canada), Inc. Toronto, Ontario, Canada
ATX Ireland, Limited, Ballinasloe, Republic of Ireland
A.T. Cross Italia, S.r.l. Milan, Italy
A.T. Cross Company, French Branch Paris, France
A.T. Cross Company, Hong Kong Branch Hong Kong
A.T. Cross (U.K.) Limited, Luton, Bedfordshire, England
A.T. Cross (Europe), Limited, Luton, Bedfordshire, England
A.T. Cross Company, Spanish Branch Malaga, Spain
A.T. Cross Deutschland GmbH, Mainz, Federal Republic of Germany Cross Company of Japan, Limited, Tokyo, Japan
Manetti-Farrow, Incorporated,  New York, New York


Annual Meeting
The Annual Meeting of Shareholders of A.T. Cross Company will be held on Thursday, April 24, 1997 at 10:00 a.m. at the offices of the Company, One Albion Road, Lincoln, Rhode Island 02865
Legal Counsel
Hinckley, Allen & Snyder, Providence, Rhode Island  02903
Auditors
Deloitte & Touche LLP, Boston, Massachusetts 02110
Stock Symbol
American Stock Exchange Symbol: ATX.A
Transfer Agent and Registrar
Fleet National Bank of Rhode Island, Providence, Rhode Island  02903
10-K Report
A copy of the Company's report to the Securities and Exchange Commission on Form 10-K will be furnished free of charge to any security holder upon written request to the Vice President, Finance, at One Albion Road, Lincoln, Rhode Island 02865