Form 10-K, Exhibit 13
period 1997-12-31
CROSS A T CO
filed 1998-03-24
CIK 25793

1997 Annual Report


Company Profile

The A.T. Cross Company is a major international manufacturer of fine writing instruments and distributor of quality gift products. Cross presently markets six styles of writing instruments. Each series offers distinctive designs, appointments and finishes - from precious metals to composite resin - created to meet the preferences of particular audiences at prices that meet specific market requirements. These fine writing instruments are sold to the consumer market through upscale stores worldwide and to the business gift market via a network of companies specializing in recognition and awards programs. The Pen Computing Group is a division of the A.T. Cross Company that designs, manufactures and markets electronic pen products.


Table of Contents

Five-Year Summary, Market & Dividend Information . . . . . . . . . . . . . . 1
Shareholders' Report . . . . . . . . . . . . . . . . . . . . . . . . . . 2 - 3
Cross Highlights . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4 - 7
Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . .  8 - 19
Report of Deloitte & Touche LLP . . . . . . . . . . . . . . . . . . . . . . 19
Management's Discussion and Analysis . . . . . . . . . . . . . . . . . 20 - 23
Corporate Directors & Officers . . . . . . . . . . . . . . . . . . . . . .  24
Corporate Information . . . . . . . . . . . . . . . . . . . .Inside Back Cover

Five-Year Summary
<CAPTION >
(Thousands of Dollars)                           1997      1996      1995      1994      1993
Operations:
Net Sales From Continuing Operations          $ 154,716 $ 166,889 $ 175,610 $ 161,821 $ 148,101
Income(Loss) From Continuing
 Operations Before Income Taxes                  (6,703)    8,075    18,645    16,832     1,209
Provision for Income Taxes (Benefit)             (2,346)    2,163     6,082     7,554     1,033
Income(Loss) From Continuing Operations          (4,357)    5,912    12,563     9,278       176
Income(Loss) From Discontinued Operations, net   (2,321)      694       802     1,256    (3,657)
Net Income (Loss)                                (6,678)    6,606    13,365    10,534    (3,481)
Cash Dividends Declared                           6,600    10,568    10,581    10,738    13,544
Capital Expenditures                              7,471     8,983    10,494     7,469     8,468
Depreciation                                      7,820     6,799     6,338     5,709     5,292
(Thousands of Dollars)
Financial Position:
Current Assets                                  109,779   118,303   130,647   127,208   125,622
Current Liabilities                              39,264    41,822    47,943    43,239    35,630
Total Assets                                    158,019   174,122   184,867   176,849   174,399
Working Capital                                  70,515    76,481    82,704    83,969    89,992
Net Property, Plant and Equipment                39,756    39,703    37,543    33,362    31,538
Shareholders' Equity (Net Worth)                112,934   126,791   131,714   128,702   134,160
(Dollars)
Per Share Data:
Basic and Diluted Earnings(Loss) Per Share:
From Continuing Operations                        (0.26)     0.36      0.76      0.55      0.01
From Discontinued Operations                      (0.14)     0.04      0.05      0.07     (0.22)
Net Income(Loss)                                  (0.40)     0.40      0.81      0.62     (0.21)
Cash Dividends Declared                            0.40      0.64      0.64      0.64      0.80
Shareholders' Equity (Book Value)                  6.84      7.69      7.96      7.79      7.92

Certain amounts in the years 1993 through 1996 have been restated.

The Company's Class A common stock is traded on the American Stock Exchange (ATX. A). At December 31, 1997, there were approximately 1,800 shareholders of record of the Company's Class A common stock and 2 shareholders of record of the Company's Class B common stock. The weighted average numbers of shares outstanding were 16,497,687 and 16,531,488 during 1997 and 1996, respectively. High and low stock prices and dividends for the last two years were:

Market & Dividend Information
                               CASH                                    CASH
                               DIVIDENDS                               DIVIDENDS
     QUARTER  HIGH     LOW     DECLARED       QUARTER  HIGH    LOW     DECLARED
1997                                    1996
     First    12 1/2   10 1/4  $.00           First    16 1/4  14      $.00
     Second   12 3/4   9 3/4    .16           Second   18      15       .16
     Third    12 7/16  8 1/2    .08           Third    17 1/2  11 1/4   .16
     Fourth   11 1/8   9 1/16   .16 *<F1>     Fourth   12      10 1/2   .32 *<F1>

<F1>
*One-half paid in the fourth quarter and balance paid in the subsequent year first quarter.

A.T. Cross Company & Subsidiaries
Shareholders' Report

To the Shareholders of A.T. Cross Company:

In terms of our financial results, 1997 was not a good year for A.T. Cross and, therefore, its shareholders. While we can reflect on successes in Europe, Canada and Latin America, continued sales and earnings declines in our major market, the United States, and a deterioration during the year of one of our most significant foreign markets, Asia, greatly overshadowed other financial successes.

Overall, 1997 net sales were $154.7 million, down 7.3% from 1996, resulting in a net loss of $6.7 million or 40 cents per share. The results include a $2.3 million (14 cents per share) after-tax loss on the discontinuation of our Manetti-Farrow subsidiary. Regionally, European sales were up approximately 5%. Sales to Canada and Latin America increased 94% and 11%, respectively. The increase in Canadian sales was largely due to Cross regaining market share lost in 1996 with the bankruptcy of our Canadian distributor. U.S. writing instrument sales decreased 10.4%. Sales to Asia, up in the first quarter of the year, declined so dramatically with the fiscal problems of Thailand, Singapore, Malaysia, Korea, Hong Kong and Japan that our sales for the year were off approximately 27%. We expect Asian problems to continue to affect us through at least our first half of 1998 as those economies struggle under monetary restraints and try to regain economic momentum.

Illustrative of our Asian problems is Thailand, where we believe Cross is the market leader of imported fine writing instruments. Since July 1997, the currency suffered a 50% drop in value to the U.S. dollar, many businesses have failed, and there has been a duty imposed on quality writing instruments of 30%. Therefore, the cost of our product has skyrocketed on the local market, severely reducing sales.

Duty free had a pretty good year for Cross in many areas of the world. Consolidation of our customer base in duty free continues to present challenges to us, but our writing instruments continue to perform well in that marketplace. As tobacco and liquor sales come under increased health warnings, duty free shops worldwide are selling more gift products. In fact, many airports now resemble shopping malls.

One unexpected 1997 event that negatively impacted our results was the decision by Fendi to get out of the U.S. leather distribution business. Fendi is a fine Italian fashion house with worldwide sales of fur, leather, watches and fashion accessories. For many years, our subsidiary, Manetti-Farrow, has been Fendi's U.S. distributor of leather goods to roughly 400 retail shops, mostly upscale department stores. Fortunately, our inventory liquidation went smoother and quicker than expected and actually has been a cash flow benefit to Cross.

We sold our former distribution center in 1997 for $4,500,000 and took a $290,000 write-off ($189,000 after-tax, or 1 cent per share). An $800,000 ($520,000 after-tax, or 3 cents per share) downsizing expense was the result of eliminating approximately 80 positions, mostly in Lincoln, Rhode Island.

A few years ago, our senior staff and consultants spent many hours looking at Cross, its position in the worldwide writing instrument market and the writing instrument market itself, with a goal of realigning the Company for the future. One of our conclusions was that the writing instrument market, over the long term, would not provide acceptable growth opportunities as people wrote less and used computers more. In fact, less ink is being put to paper. The advent of the personal digital assistant (PDA), like the Palm Pilot_, is moving people away from the conventional date book or personal agenda. At the same time, e-mail has become a very popular, yet inkless, form of communication.

For several years, we have been researching the ways that a pen-based product might be used to facilitate electronic communications. 1996 saw the formation of our Pen Computing Group, a new division that will actively pursue opportunities in that market area.

The first product introduction by the division was our DigitalWriter. Basically a Cross pen with a special patented refill, it gives a pen to paper feel when writing on the plastic screens common to the very popular Palm Pilot and many other hand-held computers and digital cameras.

Presently, most PDA's are sold with a very thin plastic stylus that is stored inside the unit. Many people find this stylus, with its sharp plastic point, to be both uncomfortable to hold and scratchy to write with. Our DigitalWriter, sold as an accessory item in many computer stores, office mega stores and catalogs, offers the customer a wonderful alternative to the stylus.

A second product introduced in late 1997 is the Cross iPen. This electronic pen and tablet, compatible with Windows_95, is an alternative to the mouse. In addition to pointing and clicking, the product offers many additional features that a mouse does not. In a few months, its 1997 sales exceeded a million dollars and, more importantly, has given us credibility in the computer industry.

Additionally, at the November Comdex show in Las Vegas, Cross launched its CrossPad, to be sold starting in March, 1998. This product, jointly developed by Cross and IBM, is a portable electronic note pad that allows one to put ink on a traditional pad of paper with a new Cross digital pen. While notes are being written, they are electronically captured for future filing, faxing or e-mailing. At the show, this product created much excitement and was recognized by PC WEEK magazine as a Best of Comdex Finalist. We expect this product to further enhance the credibility of the Cross Pen Computing Group and contribute to sales and earnings in 1998.

In the Fall of 1997, we also began test marketing a line of Cross timepieces. Although there are many competitors in this industry, the market is much larger than writing instruments and we believe our loyal customers will embrace our product line. Results from our two test markets in the United States show that our reputation for quality is transferable, with about half the line selling reasonably well. We are redesigning the less successful styles and will continue testing in 1998.

With little growth in the overall worldwide writing instrument market, our goal is to improve our writing instrument market share in Europe, where it is smallest against our major competition, yet has shown growth. We will also continue to develop newly emerging markets such as East Europe, Russia, China and India. We also must improve our margins to deliver a competitive return to shareholders who have not enjoyed acceptable returns from Cross in the past two years.

In the United States, we are slowly regaining market share in the upper end of the market with our Townsend and Pinnacle lines and we must also protect our strong position in our Century arena. Much of the Cross shortfall in the U.S. marketplace over the past two years is directly related to the decreasing sales of our products through the catalog showroom and mass market sectors, which are of less and less importance to Cross. Catalog showrooms are disappearing from the American retail environment and mass marketers have relegated writing instruments to racks and speed tables. These trends are unhealthy to the Cross brand. As these accounts wind down, we can anticipate continued growth in the carriage trade and office mega store channels.

Finally, let us conclude by saying management is committed to returning Cross to acceptable margins and earnings. We look at 1998 as a year where writing instruments will earn a more acceptable return and our Pen Computing Group will provide its first year of significant sales and earnings.

To our worldwide associates, thank you for all your efforts to further our brand in your respective marketplaces and to our manufacturing partners and associates, thank you for your efforts. To our shareholders, thank you for your continued support. We will do all that is possible to justify your support.

            Cordially yours,

Bradford R. Boss        Russell A. Boss
Chairman                President and CEO

February 12, 1998


The power of technology - The simplicity of a pen

Millions of letters, contracts, grocery lists and love notes have been written with Cross writing instruments. Starting this year, they'll also edit business proposals, design newsletters, chronicle board meetings and compose e-mail with writing instruments designed for the 21st century. That's because of the new digital writing products created by the Pen Computing Group (PCG), a new Cross division.

Through PCG, Cross is redefining and broadening the role of the pen in the digital age. Working with leading high-technology companies, Cross PCG is designing tools for business that increase productivity and are simple to use - inventing products that go far beyond the mouse and keyboard of today.

CrossPad_, the first personal digital notepad, lets you take notes using a pen and paper, like you always have, and capture these notes as "digital ink". Using a special notepad and a new Cross digital pen, you can upload your notes to your PC for filing, faxing, e-mailing and more. The software also allows you to select "digital ink" and convert it to typed text, ready for use in any Windows 95 application.

DigitalWriter_ employs proprietary writing technology only available from Cross. This special polymeric stylus provides a patented "pen-on-paper" feel when used with PDA's such as Palm Pilot. DigitalWriter_ pens will augment or replace the plastic stick stylus that is typically supplied with today's PDA's.

iPen_ is a writing and navigating tool for your PC. The iPen_ provides full mouse functionality with an intuitive design, and is the ideal tool for marking up and editing documents right on your PC. Touch the pen to a special tablet surface and you can point, click, as well as write in "digital ink". The iPen_ is an attractive alternative to your mouse.

Reliable, handsome and useful, these business tools offer the form, feel and function that merit the Cross name, and will result in dynamic new market segments for A.T. Cross.


Anticipating the Future

iPen
DigitalWriter

The iPen with matte-black finish and 22-karat gold plated appointments, combine traditional Cross styling with digital-age functionality.

The DigitalWriter is offered in five distinctive models that appeal to both traditional and contemporary tastes.

CrossPad and iPen allow for traditional note taking that can be transformed into "digital ink".


Quality & craftsmanship create time-honored elegance

When Cross created the Century_ pen more than 50 years ago, it quickly became recognized for its distinct silhouette. It was the quality and craftsmanship, however, that made people trust the Cross name. In 1993, the Cross Townsend_ line built upon that name recognition, its bold profile well suited to the style of the time. This year, our newest design, Pinnacle_, takes its place among our elite line of writing instruments. Crafted from among the most precious metals and lacquers available, and accented with 22-karat gold plate, the Pinnacle collection will make its mark among those who treasure exceptional quality and elegant design.

These same attributes distinguish the new line of Cross timepieces, which is already finding favor with those who appreciate the Cross name. With Swiss-made quartz movements and a comprehensive three-year warranty, these men's and women's watches meet the exacting Cross standards for style, quality and reliability. The line had its debut at the new Manhattan store of the largest timepiece retailer in the world, Tourneau's Time Machine, followed by distribution to retailers in the Northeast and Southern California. After satisfactory completion of our market tests, the timepieces will be found in high-end jewelry stores and upscale department stores - the perfect settings for those who recognize Cross as a symbol of achievement.


Building on tradition

Pinnacle

The new Cross Pinnacle line has been created in three luxurious finishes - peacock blue lacquer, 22-karat gold plate and sterling silver - all with 22-karat gold plate appointments.

Timepieces

The new Cross line of men's and women's timepieces includes more than 50 traditional styles. Round and rectangular cases combine with both leather straps and metal bracelets to create a collection that appeals to a variety of individual tastes.





A.T. Cross Company & Subsidiaries
Consolidated Balance Sheets
                                                                DECEMBER 31
                                                            1997            1996
ASSETS
Current Assets
  Cash and cash equivalents                           $  25,800,777   $  14,767,483
  Short-term investments                                 21,607,293      27,288,967
  Accounts receivable, less allowances
   for doubtful accounts of $1,624,000
   at 1997 and $1,388,000 at 1996                        37,571,319      43,221,644
  Inventories
   Finished goods                                         7,767,465       7,063,289
   Work in process                                        5,646,732       5,449,050
   Raw materials                                          6,624,593       6,498,693
                                                         20,038,790      19,011,032
  Other current assets                                    4,760,845      14,014,434
                                Total Current Assets    109,779,024     118,303,560
Property, Plant and Equipment
 Land and land improvements                               1,274,453       1,274,453
 Buildings                                               17,727,945      16,961,000
 Machinery and equipment                                 90,341,414      83,461,833
                                                        109,343,812     101,697,286
 Less allowances for depreciation                        69,588,036      61,994,272
                   Net Property, Plant and Equipment     39,755,776      39,703,014
Intangibles and Other Assets                              8,484,563      16,115,638
                                                      $ 158,019,363   $ 174,122,212

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
 Note payable to bank                                 $           -   $   6,000,000
 Accounts payable                                         6,247,870       5,834,459
 Accrued compensation and related taxes                   3,328,581       2,392,428
 Accrued expenses and other liabilities                  19,139,838      15,421,298
 Cash dividends payable                                   1,320,379       2,638,536
 Contributions payable to employee benefit plans          9,227,698       8,105,220
 Income taxes payable                                             -       1,430,346
                           Total Current Liabilities     39,264,366      41,822,287
Accrued Warranty Costs                                    5,821,000       5,509,000

Shareholders' Equity
 Common stock, par value $1 per share:
  Class A-authorized 40,000,000 shares,
   15,294,652 shares issued and 14,696,272
   shares outstanding at December 31, 1997,
   and 15,282,412 shares issued and 14,686,049
   shares outstanding at December 31,1996                15,294,652      15,282,412
  Class B-authorized 4,000,000 shares,
   1,804,800 shares issued and outstanding
   at December 31, 1997 and 1996                          1,804,800       1,804,800
 Additional paid-in capital                              11,958,670      11,837,534
 Retained earnings                                       93,502,930     106,781,204
 Accumulated foreign currency translation adjustment       (702,273)        (20,876)
                                                        121,858,779     135,685,074

 Treasury stock, at cost, 598,380 shares
  in 1997 and 596,363 shares in 1996                     (8,924,782)     (8,894,149)
                          Total Shareholders' Equity    112,933,997     126,790,925

                                                      $ 158,019,363   $ 174,122,212

See notes to consolidated financial statements.

A.T. Cross Company & Subsidiaries
Consolidated Statements of Operations & Retained Earnings
                                                         YEAR ENDED DECEMBER 31
                                                   1997            1996            1995
Revenues
 Net sales                                    $ 154,715,676   $ 166,888,830   $ 175,609,907
 Interest and other income                        1,958,920       2,030,901       3,354,656
                                                156,674,596     168,919,731     178,964,563
Costs and Expenses
 Cost of goods sold                              81,269,291      86,852,638      85,187,128
 Selling, general and administrative expenses    74,693,999      66,795,543      67,653,709
 Research and development expenses                3,366,683       2,876,756       2,990,745
 Service and distribution costs                   4,048,081       4,319,405       4,487,692
                                                163,378,054     160,844,342     160,319,274
               Income (Loss) from Continuing
               Operations Before Income Taxes    (6,703,458)      8,075,389      18,645,289
Provision for income taxes (benefit)             (2,346,000)      2,163,627       6,081,968
     Income (Loss) from Continuing Operations    (4,357,458)      5,911,762      12,563,321
Discontinued Operations, Less
 Income Taxes (Benefit)
  Income from operations                             18,366         694,164         802,032
  (Loss) on disposal                             (2,339,366)              -               -
   Income (Loss) from Discontinued Operations    (2,321,000)        694,164         802,032
                            Net Income (Loss)    (6,678,458)      6,605,926      13,365,353
Retained earnings at beginning of year          106,781,204     110,743,135     107,958,596
Cash dividends declared (per share: $0.40
 in 1997, and $0.64 in 1996 and 1995)             6,599,816      10,567,857      10,580,814
             Retained Earnings at End of Year $  93,502,930   $ 106,781,204   $ 110,743,135

Basic and Diluted Earnings (Loss) per Share:
From Continuing Operations                    $       (0.26)  $        0.36   $        0.76
From Discontinued Operations                          (0.14)           0.04            0.05
                  Net Income (Loss) Per Share $       (0.40)  $        0.40   $        0.81

Weighted Average Shares Outstanding:
Denominator for Basic Earnings Per Share         16,497,687      16,531,488      16,528,876
Effect of Dilutive Securities:
Employee Stock Options                               <F1> -(A)       31,325          77,319
   Denominator for Diluted Earnings Per Share    16,497,687      16,562,813      16,606,195

<F1>
(A) No incremental shares related to options are included due to the loss.

See notes to consolidated financial statements.

A.T. Cross Company & Subsidiaries
Consolidated Statements of Cash Flows

                                                           YEAR ENDED DECEMBER 31
                                                      1997          1996          1995
CASH PROVIDED BY (USED IN):
Operating Activities:
 Income (loss) from continuing operations        $ (4,357,458) $  5,911,762  $ 12,563,321
 Adjustments to reconcile income (loss)
 from continuing operations to net cash
 provided by operating activities:
  Depreciation and amortization                     8,226,180     7,077,275     6,612,135
  Provision for losses on accounts receivable         648,140       325,064       264,091
  Deferred income taxes                              (564,540)      583,036       (89,372)
  Provision for warranty costs                        742,764       685,183     1,050,103
 Changes in operating assets and liabilities:
  Accounts receivable                               3,843,952     2,673,074   (10,852,562)
  Inventories                                      (1,360,758)    5,232,610   (12,213,631)
  Other assets - net                                 (247,476)   (2,251,131)    1,076,685
  Accounts payable                                    433,057    (5,041,381)    5,026,065
  Other liabilities - net                           4,862,623    (6,363,466)    1,505,644
 Warranty costs paid                                 (430,764)     (385,183)     (750,103)
 Foreign currency transaction (gain) loss             927,356       270,579      (194,763)
      Net Cash Provided by Continuing Operations   12,723,076     8,717,422     3,997,613
Discontinued operations:
 Income (loss) from discontinued operations        (2,321,000)      694,164       802,032
 Changes in operating assets and liabilities       12,610,378    (4,839,265)    7,851,504
                  Net Cash Provided by (Used in)
                         Discontinued Operations   10,289,378    (4,145,101)    8,653,536
       Net Cash Provided by Operating Activities   23,012,454     4,572,321    12,651,149
Investing Activities:
  Additions to property, plant and equipment       (7,470,742)   (8,982,743)  (10,493,514)
  Proceeds from sale of building                    4,200,000             -             -
  Purchase of short-term investments              (10,098,309)  (26,373,158)  (33,316,155)
  Sale or maturity of short-term investments       15,779,983    20,509,692    64,922,102
                  Net Cash Provided by (Used in)
                            Investing Activities    2,410,932   (14,846,209)   21,112,433
Financing Activities:
  Cash dividends paid                              (7,917,972)  (10,577,643)  (10,576,346)
  Proceeds from bank borrowings                    12,400,000     8,600,000    10,700,000
  Repayment of bank borrowings                    (18,400,000)   (2,600,000)  (12,700,000)
  Proceeds from sale of Class A common stock          102,743       316,826       647,225
  Purchase of treasury stock                                -    (1,281,806)     (306,606)
           Net Cash Used in Financing Activities  (13,815,229)   (5,542,623)  (12,235,727)
Effect of exchange rate changes
 on cash and cash equivalents                        (574,863)       25,562       108,751
Increase (decrease) in cash and cash equivalents   11,033,294   (15,790,949)   21,636,606
Cash and cash equivalents at beginning of year     14,767,483    30,558,432     8,921,826
        Cash and Cash Equivalents at End of Year $ 25,800,777  $ 14,767,483  $ 30,558,432

See notes to consolidated financial statements.

A.T. Cross Company & Subsidiaries
Notes to Consolidated Financial Statements
December 31, 1997

Note A - Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Upon consolidation, all material intercompany accounts and transactions are eliminated.

Reclassification of Prior Years' Financial Statements: Certain amounts in 1996 and 1995 have been reclassified in order to permit comparison to 1997.

Accounting for Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make assumptions that affect the estimates reported in these consolidated financial statements. Actual results may differ from these estimates.

Industry Segments and Nature of Operations: The Company currently operates predominately in one industry segment, the manufacture, sale and distribution of writing instruments, and sells to retailers and wholesale distributors throughout the world, principally in North America, Europe and the Far East/Asia. In 1996, the Company established the Pen Computing Group (PCG) to develop and market new pen-based products that facilitate electronic communications. Significant costs were recorded during 1997 relating to the development and marketing of new product lines and commencement of operations, resulting in a pre-tax loss from continuing operations of $5,728,000 for PCG, on a stand alone basis. Shipment of product began in 1997 resulting in revenues approximating $1,657,000. Additionally, approximately 20% of the Company's 1997 capital expenditures related to PCG. The Company discontinued its Manetti-Farrow operations as of June 30, 1997 (See Note K).

Cash Equivalents and Short-Term Investments: The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents. Short-term investments are stated at cost, which approximates market, and consist of interest bearing investments with a remaining maturity of greater than three months when purchased. Cash equivalents and short-term investments are placed only with high-credit quality financial institutions. At December 31, 1997 and 1996, approximately 50% and 55%, respectively, of the Company's cash, cash equivalents and short-term investments were placed with one financial institution.

Short-term investments at December 31, 1997 and 1996 include time deposits, certificates of deposit, municipal bonds and U.S. Government Agency bonds and treasury notes ("Trading" securities) which have a maturity greater than three months. Trading securities are stated at cost which approximates fair market value.

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

Assets Held for Sale: The carrying value of the Company's former distribution center in Lincoln, Rhode Island, which was sold in July 1997, was included in the balance sheet caption "Intangibles and Other Assets" at December 31, 1996. Proceeds from the sale closely approximated the carrying value at December 31, 1996.

Derivatives: The Company has a program in place to manage foreign currency risk. As part of that program, the Company has entered into foreign currency exchange contracts to hedge anticipated foreign currency transactions or commitments, primarily purchases of materials and products from foreign suppliers, and certain foreign currency denominated balance sheet positions. The terms of the contracts generally correspond with the dates of the anticipated foreign currency transactions. Realized and unrealized gains and losses on those contracts intended to hedge specific foreign currency transactions or commitments are deferred and accounted for as part of the transaction, while gains and losses on other contracts are included in net income (loss). Foreign currency exchange losses are included in selling, general and administrative expenses and approximated $1,060,000, $710,000 and $70,000 in 1997, 1996 and
1995, respectively.

Gold Purchase Commitments: To reduce its exposure to fluctuating gold prices, the Company enters into gold purchase commitments with a third party. The contracts require the Company to purchase a specified quantity of gold bullion at a fixed price in the future, and require the Company to pay a monthly fee on the total value of each contract. The rate of the fee on each contract is selected from a pool of available rates related to the federal funds rate or the London Interbank Offering Rate (LIBOR). At any point in time, the Company's outstanding gold purchase contracts are generally sufficient to supply approximately twelve months expected gold usage. At December 31, 1997, the total contract prices of outstanding gold purchase commitments amounted to $4,670,000.

Advertising Costs: The costs of advertising are charged to expense as incurred and amounted to $24,620,000, $21,359,000 and $21,783,000 for the years ended
December 31, 1997, 1996 and 1995, respectively. Accrued advertising and marketing support expenses were $6,400,000 and $5,100,000 at December 31, 1997 and 1996, respectively, and are included in accrued expenses and other liabilities.

Warranty Costs: The Company's writing instruments are sold with a full warranty of unlimited duration against mechanical failure. Estimated warranty costs are accrued at the time of sale. Discretionary product repair and replacement costs, not related to mechanical failure, are included in service and distribution costs.

Net Income (Loss) Per Share: Net income (loss) per share is computed based upon the weighted average number of shares of Class A and Class B common stock outstanding during the year. In 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." The Company adopted this new principle in 1997. The exercise of outstanding stock options has not resulted in a material dilution of net income per share. Prior years' earnings per share have been restated to give effect to SFAS No. 128.

Long-Lived Assets: The Company evaluates the carrying value of its long-lived assets relying on a number of factors, including operating results, future anticipated cash flows, business plans and certain economic projections. In addition, the Company's evaluation considers nonfinancial data such as changes in the operating environment, competitive information, market trends and business relationships.

New Accounting Pronouncements: The FASB recently issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Both statements are effective and will be adopted by the Company in fiscal 1998. The effect of adopting these standards is not expected to be material to the Company's consolidated financial position or results of operations; however, they both may require additional disclosure.

Note B - Inventories

Domestic inventories approximating $6,909,000 and $9,967,000 at December 31, 1997 and 1996, respectively, are priced at the lower of last-in, first-out
(LIFO) cost or market. The remaining inventories are priced at the lower of first-in, first-out (FIFO) cost or market.

If the first-in, first-out method of inventory valuation had been used by the Company for those inventories priced using the last-in, first-out method, inventories would have been approximately $13,978,000 and $13,652,000 higher than reported at December 31, 1997 and 1996, respectively. The Company believes the LIFO method of inventory valuation ordinarily results in a more appropriate matching of its revenues to their related costs since current costs are included in cost of goods sold and distortions in reported income due to the effect of changing prices are reduced.

Note C - Common Stock

The Class A and Class B common stock are identical, except for differences with respect to certain voting rights. Shareholders are entitled to share equally in dividends that may be declared by the Board of Directors and, upon liquidation, to share ratably in any assets which remain available for distribution on the Class A and Class B common stock. Holders of Class A common stock are entitled to elect one-third of the number of directors.

Changes in Class A common stock and additional paid-in capital are shown below
(there were no changes in Class B common stock):
                                     Class A Common Stock
                                     Number                       Additional
                                     of                           Paid-In
                                     Shares       Amount          Capital
Balances at January 1, 1995          15,194,293   $  15,194,293   $  10,721,412
Stock option activity                    40,984          40,984         484,808
Stock purchase plan                       8,039           8,039         113,394
Balances at December 31, 1995        15,243,316      15,243,316      11,319,614
Stock option activity                    15,334          15,334         189,488
Stock purchase plan                       7,947           7,947         104,057
Restricted stock plan                    15,815          15,815         224,375
Balances at December 31, 1996        15,282,412      15,282,412      11,837,534
Other shares issued                       2,926           2,926          32,810
Stock purchase plan                       9,314           9,314          88,326
Balances at December 31, 1997        15,294,652    $ 15,294,652    $ 11,958,670

Note D - Stock Option and Stock Purchase Plans

The Company has an incentive stock option plan and a non-qualified stock option plan under which options to purchase shares of Class A common stock may be granted to key employees. Options to purchase Class A shares are automatically granted annually pursuant to formula under the non-qualified plan to members of the Company's Board of Directors.

Under the incentive plan, the option price is the mean between the high and low prices of the stock on the date that the option is granted. The plan expires in February 1998. The term of each option is ten years or such shorter period as may be determined by the Board of Directors.

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

Options under both the incentive plan and the non-qualified plan vest and become exercisable at such time or times, in installments or otherwise, as may be determined by the Compensation Committee of the Board of Directors and set forth in a written agreement evidencing the grant of such option. Stock option activity during the three years ended December 31, 1997 was as follows:

                                                    WEIGHTED AVERAGE    SHARES
                                          OPTIONS    PRICE PER SHARE   RESERVED
Incentive Stock Option Plan:
Outstanding at January 1, 1995            461,120        $ 21.21        608,140
Granted                                    32,250        $ 15.75              -
Exercised                                  (3,334)       $ 15.44         (3,334)
Canceled                                  (62,149)       $ 22.10              -
Outstanding at December 31, 1995          427,887        $ 19.48        604,806
Granted                                    37,250        $ 14.95              -
Exercised                                  (4,000)       $ 15.44         (4,000)
Canceled                                  (73,887)       $ 19.25              -
Outstanding at December 31, 1996          387,250        $ 19.90        600,806
Granted                                   174,750        $  9.99              -
Canceled                                 (268,300)       $ 20.23              -
Outstanding at December 31, 1997          293,700        $ 17.82        600,806

Approximately 167,000 (at a weighted average price of $18.47), 354,000 and 385,000 options outstanding were exercisable at December 31, 1997, 1996 and 1995, respectively. At December 31, 1997, exercise prices of outstanding options ranged from $9.69 to $36.69, approximately 80% of which were priced at less than $15.45. Outstanding options had a weighted average remaining contractual life of approximately eight years.

                                                    WEIGHTED AVERAGE    SHARES
                                          OPTIONS    PRICE PER SHARE   RESERVED
Non-Qualified Stock Option Plan:
Outstanding at January 1, 1995            705,007        $ 16.53        786,797
Addition to shares reserved                     -              -        675,000
Granted                                   677,226        $ 15.21              -
Exercised                                 (37,650)       $ 12.64        (37,650)
Canceled                                  (83,993)       $ 15.01              -
Outstanding at December 31, 1995        1,260,590        $ 16.10      1,424,147
Granted                                    11,182        $ 11.50              -
Exercised                                 (11,334)       $ 12.63        (11,334)
Canceled                                  (86,317)       $ 16.24              -
Outstanding at December 31, 1996        1,174,121        $ 15.91      1,412,813
Granted                                   634,656        $  9.83              -
Canceled                                 (713,733)       $ 15.47              -
Outstanding at December 31, 1997        1,095,044        $ 16.49      1,412,813

Approximately 331,000 (at a weighted average price of $17.81), 603,000 and 629,000 options outstanding were exercisable at December 31, 1997, 1996 and 1995, respectively. At December 31, 1997, exercise prices of outstanding options ranged from $9.69 to $33.02, approximately 80% of which were priced at less than $15.20. Outstanding options had a weighted average remaining contractual life of approximately eight years.

The Company also has an employee stock purchase plan allowing eligible employees, other than officers and directors, to purchase shares of the Company's Class A common stock at 10% less than the mean between the high and low prices of the stock on the date of purchase. A maximum of 320,000 shares is available under the plan and the aggregate number of shares reserved was 136,416, 145,730 and 153,677 at December 31, 1997, 1996 and 1995, respectively.
In addition, the Company has a restricted stock plan under which shares of the Company's Class A common stock may be issued to certain executives representing a portion of their annual incentive compensation in the event that such annual incentive compensation is in excess of performance target levels. Shares granted under the plan in 1996 may not be sold, assigned, pledged or otherwise encumbered during the restriction period which expires on December 31, 1999. If the Company fails to achieve certain operating targets during the restriction period, shares granted under the plan will revert back to the Company or will be canceled. At December 31, 1997, 13,535 shares were outstanding under the restricted stock plan.

The Company applies APB Opinion No. 25 to account for its stock option plans. Accordingly, pursuant to the terms of the plans, no compensation cost has been recognized. However, if the Company had determined compensation cost for stock option grants issued during 1997, 1996 and 1995 under the provisions of SFAS No. 123, the Company's earnings (loss) and earnings (loss) per share would have been impacted by approximately $1,485,000 ($0.09 per share) in 1997, $93,000 ($0.00 per share) in 1996, and $1,242,000 ($0.07 per share) in 1995.

The fair value of each stock option granted in 1997, 1996 and 1995 under the Company stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model. The following key assumptions were used to value grants issued for each year:

                 WEIGHTED
                  AVERAGE          AVERAGE                        DIVIDEND
              RISK FREE RATE    EXPECTED LIFE      VOLATILITY       YIELD
    1997           5.00%          5.0 years          34.70%          3.0%
    1996           5.00%          5.0 years          29.00%          4.6%
    1995           5.00%          5.0 years          24.90%          4.1%

The weighted average fair values per share of stock options granted during 1997, 1996 and 1995 were $2.85, $2.84 and $2.89, respectively. It should be noted that the option pricing model used was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of up to ten years. However, management believes that the assumptions used and the model applied to value the awards yields a reasonable estimate of the fair value of the grants made under the circumstances.

Note E - Employee Benefit Plans

The Company has a non-contributory defined benefit pension plan and a defined contribution retirement plan (consisting of a savings plan and a non-contributory profit sharing plan), which cover substantially all domestic employees. In addition, participants in the plans whose retirement benefits would exceed amounts permitted under the Internal Revenue Code participate in a non-qualified excess retirement plan which provides a supplemental unfunded benefit equal to the amount of any benefit that would have been payable under the qualified retirement plan but for certain limitations under the Internal Revenue Code. Approximately $2,800,000 and $2,500,000 were accrued for the excess plan at December 31, 1997 and 1996, respectively, using the same actuarial assumptions as the defined benefit pension plan. Employees of non-U.S. subsidiaries generally receive retirement benefits from company sponsored defined benefit or defined contribution plans or from statutory plans administered by governmental agencies in their countries. The Company does not provide its employees any post-retirement benefits other than those described above.

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

The Company also has a voluntary employee beneficiary association (VEBA) plan. The VEBA plan provides payment of health benefits to the Company's employees and their beneficiaries. However, since the inception of the Company's fully funded medical insurance program in April 1997, the VEBA plan has been dormant.

The following table sets forth the defined benefit plans' combined funded status and amounts recognized in the Company's consolidated balance sheets at December 31 of each year:

                                                     1997          1996          1995
Actuarial present value of benefit obligations:
Accumulated benefit obligation including vested
 benefits of $20,968,000 in 1997, $17,869,000 in
 1996, and $16,331,000 in 1995                   $ 22,364,000  $ 18,322,000  $ 16,877,000

Projected benefit obligation                     $(28,418,000) $(25,280,000) $(23,023,000)
Plan assets at fair value (marketable securities
 and short-term cash investments)                  29,099,000    22,870,000    18,553,000
Excess (deficiency) of plan assets over projected
 benefit obligation                                   681,000    (2,410,000)   (4,470,000)
Unrecognized net gain                              (6,212,000)   (3,440,000)   (1,316,000)
Unrecognized prior service cost                       144,000       185,000       174,000
Unrecognized net transition obligation, net of
 amortization                                         416,000       486,000       421,000
Accrued pension cost included in contributions
 payable to employee benefit plans               $ (4,971,000) $ (5,179,000) $ (5,191,000)

The principal assumptions used in computing the amounts on the preceding table are as follows:

Average discount rate                                   7.00%         7.75%         7.00%
Increase in future compensation                         4.00%         4.50%         4.00%
Expected long-term return on plan assets                9.00%         9.00%         9.00%

Expenses for each of the employee benefit plans are as follows:

Service cost - benefits earned during the year   $  1,662,000  $  1,685,000  $  1,316,000
Interest cost on projected benefit obligation       1,848,000     1,666,000     1,590,000
Actual return on plan assets                       (6,040,000)   (2,966,000)   (3,278,000)
Net amortization and deferral                       4,142,000     1,339,000     1,893,000
Net pension cost of defined benefit plans           1,612,000     1,724,000     1,521,000
Savings plan                                          720,000       761,000       686,000
Profit sharing plan                                         -             -     1,000,000
                                       Total     $  2,332,000  $  2,485,000  $  3,207,000

Note F - Income Taxes From Continuing Operations

The provision (benefit) for income taxes consists of the following:
                                            1997          1996          1995
Currently (receivable) payable:
  Federal                              $ (2,430,277) $  1,549,354  $  5,910,000
  State                                           -       (63,763)      173,340
  Foreign                                   648,817        95,000        88,000
                                         (1,781,460)    1,580,591     6,171,340
Deferred:
  Federal                                   274,454       502,383       (83,151)
  State                                    (838,994)       89,653       (15,221)
  Foreign                                         -        (9,000)        9,000
                                           (564,540)      583,036       (89,372)
                             Total     $ (2,346,000) $  2,163,627  $  6,081,968

The reconciliation of income taxes computed at the statutory federal income tax rate to the provision for income taxes from continuing operations is as follows:
                                            1997          1996          1995
Statutory federal income tax           $ (2,346,210) $  2,826,113  $  6,526,178
State income tax,
 less federal tax benefit                  (545,346)       16,430       102,792
Foreign operations                        1,411,973       145,000       170,000
Benefit of Foreign Sales Corporation       (506,000)     (457,000)     (575,000)
Miscellaneous                              (360,417)     (366,916)     (142,002)
          Provision for income taxes   $ (2,346,000) $  2,163,627  $  6,081,968

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below:
                                                          1997          1996
DEFERRED TAX ASSETS:
Accounts receivable                                  $    310,420  $    310,728
Additional costs inventoried for tax purposes and
 inventory reserves not deductible for tax purposes       875,629       759,111
Excess benefit plan                                     1,170,141       994,322
Accrued warranty costs                                  2,258,694     2,138,000
Accrued pension costs                                   1,347,835     1,170,385
Intangible assets                                         700,572       639,000
Net operating loss carryforward                         1,165,000     1,322,000
Other                                                   1,207,531       462,215
                                                        9,035,822     7,795,761
Less: valuation allowance                              (1,165,000)   (1,322,000)
                        Total deferred tax assets       7,870,822     6,473,761
DEFERRED TAX LIABILITIES:
Property, plant and equipment, principally due to
 differences in depreciation                           (1,683,967)     (712,685)
Other                                                    (248,915)     (387,676)
                      Total deferred tax liabilities   (1,932,882)   (1,100,361)
Net deferred tax asset (included in the consolidated
 balance sheet caption Intangibles and Other Assets) $  5,937,940  $  5,373,400

The Company's wholly-owned subsidiary, A. T. Cross Limited ("ATCL") is not subject to the Republic of Ireland statutory income tax rate. Through 2010, ATCL is subject to the 10% rate on profits from sales of Irish manufactured goods, as defined. This lower tax rate reduced income tax expense and increased net income by approximately $730,000 in 1997, $246,000 in 1996, and $625,000 in
1995. Beginning in 1994, the earnings of ATCL are subject to taxation in the United States pursuant to anti-deferral legislation. This had the effect of decreasing net income by approximately $640,000 in 1997, $215,000 in 1996, and $549,000 in 1995.

At December 31, 1997 and 1996 undistributed earnings of foreign subsidiaries amounted to approximately $73,436,000 and $71,083,000 (including approximately $40 million in 1997 and $37 million in 1996 of cash, cash equivalents and short-term investments). These earnings could become subject to additional tax if they are remitted as dividends, if foreign earnings are lent to the Company or a U.S. affiliate, or if the Company should sell its stock in the subsidiaries Since it is generally the intention of the Company to invest the undistributed earnings of foreign subsidiaries in the growth of business outside the United States, deferred income taxes have not been provided on such earnings. The amount of additional taxes that might be payable on the foreign earnings approximates $22,400,000.

At December 31, 1997, net operating loss carryforwards for certain foreign subsidiaries were approximately $3,045,000 for tax purposes. These losses begin to expire in 1998.

Income taxes paid in 1997, 1996 and 1995 were approximately $2,442,000, $5,200,000 and $7,275,000, respectively.

Note G - Geographic Information

The following table sets forth geographic information for the Company:
                                            1997           1996           1995
Net sales to unaffiliated customers:
  United States                        $ 100,216,275  $ 111,538,397  $ 123,268,925
  Europe and Far East                     54,499,401     55,350,433     52,340,982
                              Total    $ 154,715,676  $ 166,888,830  $ 175,609,907

Income (loss) from continuing
 operations before income taxes:
  United States                        $  (9,305,693) $   4,628,354  $  13,899,549
  Europe and Far East                      2,602,235      3,447,035      4,745,740
                              Total    $  (6,703,458) $   8,075,389  $  18,645,289
Identifiable assets:
  United States                        $  70,380,565  $  78,353,984  $ 102,439,015
  Europe and Far East                     87,638,798     95,768,228     82,427,555
                              Total    $ 158,019,363  $ 174,122,212  $ 184,866,570

Identifiable assets outside the United States include cash, cash equivalents and short-term investments of $39,696,000, $37,363,000 and $46,259,000 at
December 31, 1997, 1996 and 1995, respectively. United States sales to unaffiliated customers include export sales of approximately $20,575,000, $25,252,000 and $27,972,000 in 1997, 1996 and 1995, respectively.

Note H - Line of Credit

The Company has an unsecured line of credit agreement with a bank under which it may borrow up to $50,000,000. Any amounts borrowed under the agreement are payable on demand and will bear interest at one half of one percent (1/2 of 1%) per annum in excess of the LIBOR. The agreement is cancelable at any time by the Company or the bank. The highest amount borrowed at any time during 1997 was $7,500,000.

The Company also has a multi-currency credit arrangement with a bank under which it may borrow up to the equivalent of 7,000,000 U.S. dollars to meet short-term foreign currency needs. This agreement is on an "offering basis" in that the terms and conditions of any transaction shall be mutually agreed upon at the time of each specific transaction. There were no amounts outstanding under this agreement at any time in 1997.

Note I - Financial Instruments

The table below details the U.S. dollar equivalent of foreign exchange contracts as of December 31, 1997 and 1996, along with maturity dates and net unrealized gain (loss) deferred.
(Thousands of Dollars)
                   CONTRACT AMOUNT  MATURITY UNREALIZED GROSS    NET UNREALIZED
                  U.S. $ EQUIVALENT   DATE      GAIN (LOSS)   GAIN (LOSS) DEFERRED
DECEMBER 31, 1997

French Francs         $    995        1998       $   -                $   -
Pounds Sterling          1,660        1998           -                    -
Spanish Pesetas          2,607        1998           -                    -
German Marks               283        1998           -                    -
Japanese Yen             3,736        1998         290                    -
Italian Lira               563        1998           -                    -
Total                 $  9,844                   $ 290                $   -

DECEMBER 31, 1996

French Francs         $  1,191        1997       $   -                $   -
Spanish Pesetas          3,548        1997           -                    -
German Marks               135        1997           -                    -
Japanese Yen             4,322        1997           -                    -
Italian Lira               681        1997           -                    -
Dutch Guilders             620        1997          (6)                  (6)
Total                 $ 10,497                   $  (6)               $  (6)

The fair value of cash, cash equivalents, short-term investments, note payable to bank, and foreign exchange contracts approximates its recorded amount. The fair value of forward foreign exchange contracts was approximately $290,000 and $(6,000) as of December 31, 1997 and 1996, respectively.

Note J - Cost Reduction Plan

In July 1997, the Company's Board of Directors approved a plan designed to reduce the cost of its independent sales force and operating costs at its manufacturing facility in Lincoln, Rhode Island. The plan primarily involved reducing personnel costs by eliminating redundant or excess positions in several of the Company's functional areas. Severance and other charges associated with the plan were approximately $800,000 and are included in selling, general and administrative expenses.

Note K - Discontinued Operations

In June 1997, the Company discontinued the distribution of quality leather goods and accessory products and began to wind down all operations of its Manetti-Farrow subsidiary. Manetti-Farrow was the exclusive wholesale distributor for the Fendi and Echo brands of leather products and fashion accessories in the United States. The Company recorded an after-tax loss of $2,321,000 in 1997 in connection with the disposition of this subsidiary.

The following table sets forth summary information relating to Manetti-Farrow:
                                         SIX MONTHS          YEAR ENDED
                                           ENDED            DECEMBER 31,
                                       JUNE 30, 1997     1996          1995
Net sales                              $  5,579,330  $ 12,314,613  $ 15,480,502
Costs and expenses                        5,550,020    11,012,076    13,872,438
             Operating income before
                  income tax benefit         29,310     1,302,537     1,608,064
Income tax relating to operations            10,944       608,373       806,032
                    Operating income   $     18,366  $    694,164  $    802,032

The Company recorded a loss on disposal before income taxes of approximately $3,600,000 for the year ended December 31, 1997. The income tax benefit related to the disposal was approximately $1,261,000 for the year ended December 31, 1997. Sales from the measurement date to the balance sheet date were approximately $8,800,000. The consolidated statements of operations and retained earnings and consolidated statements of cash flows for the years ended December 31, 1996 and 1995 have been reclassified to present Manetti-Farrow as a discontinued operation. The net assets of Manetti-Farrow that have been reclassified to Other Current Assets, approximated $600,000 and $9,200,000 at year end 1997 and 1996, respectively. In addition, at year end 1996 approximately $600,000 of Manetti-Farrow assets have been reclassified to Intangibles and Other Assets.

Note L - Quarterly Results of Operations (UNAUDITED)

The following is a tabulation of the unaudited quarterly results of operations for the years ended December 31, 1997 and 1996:

(Thousands of Dollars, Except Shares and Per Share Data)

                                       MARCH 31      JUNE 30    SEPTEMBER 30   DECEMBER 31
1997:
Net sales                              $ 33,688      $ 31,124      $ 36,626      $ 53,278
Gross profit                             16,459        13,988        17,542        25,457
Net income (loss) from:
  Continuing operations                     740        (2,573)         (588)       (1,936)
  Discontinued operations                    66        (2,387)            -             -
                Net income (loss)      $    806      $ (4,960)     $   (588)     $ (1,936)

Basic and diluted earnings
 (loss) per share:
  Continuing operations                $   0.05      $  (0.16)     $  (0.04)     $  (0.11)
  Discontinued operations                     -         (0.14)            -             -
Net income (loss) per share            $   0.05      $  (0.30)     $  (0.04)     $  (0.11)

Weighted average shares outstanding:
Denominator for basic
 earnings per share                  16,494,602    16,495,206    16,499,604    16,501,241
Effect of dilutive securities:
Employee stock options                      501        <F1> -(A)     <F1> -(A)     <F1> -(A)
Denominator for diluted
 earnings per share                  16,495,103    16,495,206    16,499,604    16,501,241

<F1>
(A) No incremental shares related to options are included due to the loss in the quarter.

(Thousands of Dollars, Except Shares and Per Share Data)

                                       MARCH 31      JUNE 30    SEPTEMBER 30   DECEMBER 31
1996:
Net sales                              $ 32,852      $ 39,035      $ 40,237      $ 54,765
Gross profit                             16,549        18,685        19,051        25,751
Net income from:
  Continuing operations                   1,523           769         1,521         2,099
  Discontinued operations                   134            25           100           435
             Net income                $  1,657      $    794      $  1,621      $  2,534

Basic and diluted
 earnings per share:
  Continuing operations                $   0.09      $   0.05      $   0.09      $   0.13
  Discontinued operations                  0.01             -          0.01          0.02
   Net income per share                $   0.10      $   0.05      $   0.10      $   0.15

Weighted average shares outstanding:
Denominator for basic
 earnings per share                  16,555,892    16,561,264    16,508,235    16,490,849
Effect of dilutive securities:
Employee stock options                   56,632       109,139        17,542            51
Denominator for diluted
 earnings per share                  16,612,524    16,670,403    16,525,777    16,490,900


Report of Deloitte & Touche LLP
Independent auditors

To the Board of Directors and Shareholders of A.T. Cross Company
Lincoln, Rhode Island

We have audited the accompanying consolidated balance sheets of A.T. Cross Company and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 1995 were audited by other auditors whose report, dated January 30, 1996, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 1997 and 1996 financial statements present fairly, in all material respects, the financial position of the companies as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Boston, Massachusetts
February 10, 1998


Management`s Discussion & Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of 1997 with 1996

Consolidated net sales decreased 7.3% or $12.2 million in 1997 compared to 1996. Domestic writing instrument sales decreased by $8.9 million, or 10.4%, while foreign writing instrument sales were lower by $5.5 million or 6.9% as compared to 1996.

Domestic writing instrument sales continued to be affected by changes in distribution channels. Sales through the mass market accounts and catalog showrooms have declined over 55% in the last two years as quality writing instruments have become less important to this class of trade. In response, Cross has introduced new products to enhance its image and gain market share at the upper end of the writing instrument market. The new Pinnacle line and Townsend Jade were introduced to department, gift and jewelry stores (i.e., the "carriage trade"), while a wider girth Century 2000 line was targeted to the office mega stores. To attempt to increase the awareness of the various products, finishes and girths Cross now offers, a new advertising campaign was introduced in 1997. Television advertising was also used during the all-important holiday season. These ads featured many of the newer Cross offerings along with the well recognized, traditional Century line.

Internationally, sales results were mixed. Sales to European markets were up by almost 5% and sales to Canada and Latin America exceeded 1996 levels. In Europe, new product introductions and finishes in the Century line and wider-girth Townsend line as well as a large, one-time business gift order helped to offset the effects of an overall stronger U.S. dollar. Sales in Asia and the Far East decreased approximately 27% for the full year after a promising start, due to the severe economic downturn in this key market during 1997. It is expected that many of the conditions now affecting Asia will continue into 1998. In addition, the weaker Japanese yen as compared to 1996 unfavorably affected sales by just over 2%.

In 1997 the Pen Computing Group (PCG) introduced its first two products, DigitalWriter_ and the iPen_, to the retail trade. Due to the heavy start-up costs associated with this new initiative, PCG had an after-tax loss of $3.7 million in 1997 ($0.23 per share, basic and diluted). The Company expects to introduce an electronic digital notepad in 1998 called CrossPad_. The CrossPad_, first introduced at the November Comdex show in Las Vegas, was recognized by PC WEEK magazine as a Best of Comdex Finalist.

Additionally, in order to test the transferability of the Cross brand to other high quality gift and self-purchase products, the Company has introduced a line of Swiss-made timepieces which it began to sell on a limited, test market basis in 1997. The expenses associated with timepieces resulted in a $1.5 million after-tax loss in 1997 ($0.09 per share, basic and diluted).

While pen computing and timepieces offer enhanced growth potential for 1998, it is important to recognize that the quality writing instrument business was profitable in 1997. It is the Company's intention to grow this business next year by the addition of several new products and an aggressive marketing campaign in Europe, where we hold the smallest market share against our competitors.

The overall consolidated gross margin decreased to 47.5% in 1997 from 48.0% in 1996. Although cost reduction programs were implemented in 1997, the lower sales volume in 1997 resulted in a higher percentage of indirect product costs (i.e., factory overhead) in relation to sales. Lower margins also resulted from the first partial year of PCG sales and from the test marketing of Cross timepieces which generated margins lower than writing instruments.

Selling, general and administrative expenses increased $7.9 million, or 11.8%, in 1997 as compared to 1996 and were 48.3% of net sales in 1997 as compared to 40.0% in 1996. Excluding the costs associated with PCG and Cross timepieces of $4.8 million and $2.5 million, respectively, and $0.8 million of expenses relating to the cost reduction plan, writing instrument's selling, general and administrative expenses were below 1996 levels. The lower writing instrument expenses this year largely resulted from the Company's cost containment efforts in response to declining sales. The stronger dollar, particularly with respect to the Japanese yen and German mark, also contributed to lower expenses this year. Research and development expenses were 17.0% above last year's levels due entirely to the increased spending for the development of PCG products. Service and distribution costs were 6.3% lower in comparison to 1996 largely due to the lower sales volume.

Interest and other income decreased 3.5% from 1996 as interest income was slightly less than last year due to lower average invested funds.

In 1997 the Company recorded an income tax benefit of 35.0% on the loss from continuing operations as compared to the 1996 tax provision of 26.8%. For an analysis of the changes in the effective tax rate, see Note F to the Company's consolidated financial statements.

The contract between the Company's Manetti-Farrow subsidiary and Fendi Diffusione, whereby the Company distributed Fendi leather products in the United States, expired on December 31, 1997. In June 1997, the Company and Fendi agreed that the distribution agreement would not be renewed, and consequently, the Company decided to discontinue the distribution of quality leather goods and accessory products and to wind down the operations of its Manetti-Farrow subsidiary. The Company recorded an after-tax loss of $2.3 million in connection with the discontinuation of this business in 1997.

As a result of the foregoing, the net loss in 1997 was $6,678,000, ($0.40 loss per share, basic and diluted) as compared to the 1996 net income of $6,606,000, ($0.40 income per share, basic and diluted), while the loss from continuing operations in 1997 was $4,357,000, ($0.26 loss per share, basic and diluted) as compared to the 1996 income from continuing operations of $5,912,000 ($0.36 income per share, basic and diluted).

Comparison of 1996 with 1995

Consolidated net sales decreased 5.0% or $8.7 million in 1996 as compared to 1995. Overall, the decrease was attributable to a decline in sales of the Company's traditional, slim Century line, offset somewhat by sales of the Company's newer products. Domestic writing instrument sales decreased by $9.0 million, or 9.5%, while foreign writing instrument sales increased by $0.3 million or 0.4% compared to the prior year.

The decline in Century sales was particularly notable in the United States where this product line has been marketed for over 50 years. In the last three years, the Company began offering new product lines to complement the sagging Century line. Although most of these new products have been well received in 1996, they did not generate sufficient sales to completely offset the Century decline. The Company attributes the less than expected new product sales to a lack of consumer awareness of the Company's new products. While the established Century line is well-known and quickly associated by consumers with the Cross brand name, the Company has not successfully transferred this high brand awareness to its other products.

The decline in domestic writing instruments was most significant in sales to mass market retailers which declined almost 40%. However, part of the decline in sales to this distribution channel was the result of the Company's decision to discontinue business with certain customers whose merchandising strategies were incompatible with the Cross brand image. The Company's Century line and its more recently introduced, low-priced Solo_ line were the most negatively affected by the fall off in business to mass market retailers. While sales of the Company's new Metropolis_ and Solo Classic_ lines, particularly to the office mega stores as well as to the carriage trade, helped to partially offset the Century and Solo decreases, sales of these products were less than anticipated and insufficient to offset the entire decline. Sales of Townsend products, the Company's highest priced product line, were relatively flat as compared to 1995. Domestic sales in 1996 benefited somewhat from an approximate 2% first quarter price increase.

Internationally, while sales in Asia and the Far East decreased approximately 3% as compared to 1995, primarily due to the weaker Japanese yen, European sales increased approximately 9.0%. The Company's largest sales growth in recent years has been in international markets, where the Company has a much lower share of the writing instrument market than in the United States. The Company has taken steps to increase its market share in these areas of the world. For example, in Europe, the Company introduced a new line of Century products (Century Restage) complete with unique finishes and designs developed specifically for this market. The success of this new product, especially the fountain pen, contributed to the higher European sales in 1996.

The overall consolidated gross margin decreased to 48.0% in 1996 from 51.5% in 1995. Although cost controls have been effective at keeping production cost increases to a minimum, lower sales combined with even lower production levels in 1996 resulted in a much higher percentage of indirect product costs (i.e., factory overhead) in relation to sales. In addition, a number of the Company's newer products earn incrementally lower margins than the Company's older, more mature products.

Selling, general and administrative expenses decreased $0.9 million (1.3%) in 1996 as compared to 1995, and were 40.0% of net sales in 1996, as compared to 38.5% in 1995. The lower expenses this year largely resulted from the Company's cost containment efforts undertaken in response to lower sales. Although the Company's overall cost structure is higher due to the establishment in 1995 of a European Sales and Marketing Headquarters facility in Paris, France, many discretionary costs were reduced or eliminated in order to minimize the negative impact on earnings associated with lower sales. The stronger dollar, particularly with respect to the Japanese yen, also contributed to lower expenses this year. Research and development expenses and service and distribution costs were relatively unchanged in comparison to 1995.

Interest and other income decreased $1.3 million (39.5%) from 1995. Interest income was lower due to lower interest rates earned on lower average invested funds, and to interest earned in 1995 on a non-recurring state income tax refund claim.

The effective income tax rate on income from continuing operations in 1996 was 26.8% as compared to the 1995 rate of 32.6%. For an analysis of the changes in the effective tax rate, see Note F to the Company's consolidated financial statements. As a result of the foregoing, net income in 1996 was $6,606,000, ($0.40 per share, basic and diluted) as compared to the 1995 net income of $13,365,000, ($0.81 per share, basic and diluted), while the income from continuing operations in 1996 was $5,912,000, ($0.36 per share, basic and diluted) as compared to 1995 of $12,563,000, ($0.76 per share, basic and diluted).

Sales by Manetti-Farrow for the year were $12.3 million, down 20.5% from 1995. The decline in sales was due to the lack of the newer, more popularly priced styles of Fendi products.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments (i.e., "cash") increased
$5.4 million in 1997 to $47.4 million. While income from continuing operations decreased $10.3 million, the effect of depreciation combined with lower accounts receivable and higher accrued liabilities at the end of the year resulted in a $4.0 million improvement in cash provided by continuing operations. Accounts receivable decreased $3.8 million, primarily due to the lower sales volume in the last months of the year as compared to the same months of 1996. The Company ordinarily offers domestic retail customers a program whereby they may either delay payment on certain third and fourth quarter purchases until January of the next year, or may earn a greater discount on these purchases if payment is made earlier. As a result, the Company's cash level is lowest at the end of the year when accounts receivable are highest. Inventory increased $1.4 million as compared to 1996 due entirely to PCG and timepiece inventories of $2.6 and $1.5 million, respectively, as writing instrument inventory declined by $2.7 million or approximately 15% from the prior year.

Additions to property, plant and equipment were $7.5 million in 1997, compared to $9.0 million in 1996. The 1997 additions included expenditures for the Pen Computing Group as well as state-of-the-art PVD coating equipment at the Company's Irish facility. In 1998 the Company expects capital expenditures to be lower than 1997 and depreciation to approximate 1997 levels. Also included in cash from investing activities are the net proceeds of $4.2 million received from the sale of the Company's former distribution center.

The discontinuation of Manetti-Farrow in 1997, and resultant liquidation of the operation's net assets, resulted in $10.3 million of cash in 1997. The Company does not expect this discontinued operation to consume or generate significant cash in 1998.

The Company's working capital was $70.5 million at the end of 1997, a decrease of $6.0 million from 1996, and its current ratio at the end of 1997 was 2.8:1, the same as at the end of 1996. The Company has a $50 million bank line of credit to meet any temporary borrowing needs. There were no amounts outstanding on this line of credit at year end 1997. Also, the Company has a multi-currency credit arrangement under which it may borrow up to the equivalent of $7 million to meet short-term foreign currency needs. The Company believes that funds from operations and existing cash, supplemented, as appropriate, by the Company's existing short-term borrowing arrangements, will be adequate to finance its foreseeable operating and capital requirements.

At the end of 1997, cash available for domestic operations amounted to $7.7 million while cash held offshore for international operations amounted to $39.7 million. While it is not the Company's current intention to do so, if the Company ever determines that the cash held offshore was not necessary for international operations, it may repatriate some or all of such cash for use in domestic operations. However, repatriated offshore funds would be subject to additional federal and state income taxes of approximately 31% of the remitted amounts.

Year 2000 Compliance

The Company will be required to modify significant portions of its software so that it will function properly in the year 2000. Some software programs have already been so modified and others are being updated on a routine ongoing basis. Maintenance or modification costs will be expensed as incurred and are estimated to be approximately $900,000 over the next two years. New hardware and software will be capitalized and depreciated over its useful life. The Company has developed a plan to contact its key suppliers and customers to evaluate their progress towards year 2000 compliance and the potential impact to the Company. The impact of non-compliance of the Company's key suppliers and customers may have a material adverse impact which has not yet been quantified.

New Accounting pronouncements

The FASB recently issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Both statements are effective and will be adopted by the Company in fiscal 1998. The effect of adopting these standards is not expected to be material to the Company's financial position or results of operations; however, they both may require additional disclosure.

Impact of Inflation and Changing Prices

The Company's operations are subject to the effects of general inflation as well as fluctuations in foreign currencies. In addition, the Company is exposed to volatility in the price of gold and silver as those precious metals are used in the manufacture of its products. Policies and programs are in place to manage the potential risks in these areas. The Company has generally been successful in controlling cost increases due to precious metal fluctuations and due to general inflation. The Company continues to review its number of suppliers in order to obtain lower costs and higher quality on many of its materials and purchased components, and has taken steps in the current year to further reduce operating costs in its manufacturing operations.

Because of volatility in both the gold bullion and foreign currency markets, the Company has followed the practice of making advance commitments for approximately one year's projected requirements for its gold needs and for a portion of its foreign currency needs. In addition, the Company normally enters into foreign currency forward exchange contracts to hedge that portion of its net financial position that is exposed to foreign currency fluctuations (See Note A). As noted above, the Company has a multi-currency credit arrangement which may help the Company meet some of its foreign currency needs and may serve as an additional tool for hedging assets and liabilities exposed to foreign currency fluctuations.

The Company has adopted accounting practices which tend to reflect current costs in its statements of operations. A significant portion of total inventories at the end of 1997, 1996 and 1995, were accounted for using the last-in, first-out
(LIFO) valuation method. Normally under this method, the cost of goods sold reported in the financial statements approximates current costs and, thus, helps reduce distortions in reported income due to the effect of changing prices.

Risks and Uncertainties; Forward Looking Statements

Statements contained herein that are not historical fact are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, words such as "believes", "anticipates", "expects" and similar expressions are intended to identify forward-looking statements. The Company cautions that a number of important factors could cause the Company's actual results for 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements involve a number of risks and uncertainties.

The following section describes certain of the more prominent risks and uncertainties inherent in the Company's operations. However, this section does not intend to discuss all possible risks and uncertainties to which the Company is subjected, nor can it be assumed necessarily that there are no other risks and uncertainties which may be more significant to the Company.

New Products: The Company's ability to restore growth in sales depends largely on consumer acceptance of various new products recently introduced and planned for introduction in the coming months. The market in which the Company sells is highly competitive, and there is no assurance that consumer acceptance will be realized to the degree necessary to generate growth in the Company's sales and earnings.

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

Technological Change: The Company's new electronic products may be subject to technological change, new product introductions and enhancements and evolving industry standards that may render existing products obsolete. As a result, the Company's position in its existing market or other markets that it may enter could be eroded rapidly by technological advancements. If the Company is unable to develop and introduce products in a timely manner in response to changing market conditions or customer requirements, managements expectations may not be met.

Sensitivity to Economic Conditions: Sales of the Company's products may be adversely affected by adverse economic conditions in its various international markets.


A.T. Cross Company & Subsidiaries
Board of Directors

Bradford R. Boss
Chairman of the Board
Class B Director.1,4

Russell A. Boss
President and Chief Executive Officer
Class B Director.1,4

John E. Buckley
Executive Vice President
Chief Operating Officer
Class B Director. 1,4

Bernard V. Buonanno, Jr.
Partner, Edwards & Angell,
Providence, Rhode Island
Class B Director. 3

H. Frederick Krimendahl II
Limited Partner,
The Goldman Sachs Group, L. P.,
New York, New York
Class B Director. 3

Thomas C. McDermott
Owner,
Forbes Products, LLC,
Rush, New York
Class A Director. 2

Terrence Murray
Chairman, President and
Chief Executive Officer,
Fleet Financial Group, Inc.,
Boston, Massachusetts
Class A Director. 3

James C. Tappan
President, Tappan Capital Partners,
Hobe Sound, Florida
Class A Director. 2

Edwin G. Torrance
Partner,
Hinckley, Allen & Snyder,
Providence, Rhode Island
Class B Director. 2

Board Committees: 1-Executive; 2-Audit; 3-Compensation; 4-Employee Benefits.


A.T. Cross Company & Subsidiaries
Officers

Bradford R. Boss
Chairman of the Board

Russell A. Boss
President
Chief Executive Officer

John E. Buckley
Executive Vice President
Chief Operating Officer

John T. Ruggieri
Senior Vice President,
Treasurer and
Chief Financial Officer

David J. Arthur
Vice President, Engineering
and PCG Operations

Joseph V. Bassi
Finance Director

Tina C. Benik
Vice President, Legal
General Counsel and
Corporate Secretary

Joseph F. Eastman
Vice President, Human Resources

Steven T. Henick
Vice President, International
Marketing and Sales

J. John Lawler
Vice President, Worldwide
Tax and Duty Free

Stephen A. Perreault
Vice President, Manufacturing

David A. Rogers
Vice President, U.S.
Marketing and Sales

Gary S. Simpson
Corporate Controller


A.T. Cross Company & Subsidiaries

Corporate Information & Annual Meeting

Corporate Headquarters
A.T. Cross Company
One Albion Road
Lincoln, Rhode Island  02865 U.S.A.
Tel. (401) 333-1200
Fax (401) 334-2861
websites: cross.com
          cross-pcg.com

Subsidiaries, Branches and Divisions

ATX Marketing Company,
    Lincoln, Rhode Island
ATX International, Inc.,
    Lincoln, Rhode Island
A.T. Cross Export Company Limited,
    St. Thomas, Virgin Islands
A.T. Cross Limited,
    Ballinasloe, Republic of Ireland
A.T. Cross Distribution,
    Ballinasloe, Republic of Ireland
A.T. Cross (Canada), Inc.
    Toronto, Ontario, Canada
ATX Ireland, Limited,
    Ballinasloe, Republic of Ireland
A.T. Cross Italia, S.r.l.
    Milan, Italy
A.T. Cross Company,
    French Branch
    Paris, France
A.T. Cross Company,
    Hong Kong Branch
    Hong Kong, Republic of China
A.T. Cross (U.K.) Limited,
    Luton, Bedfordshire, England
A.T. Cross (Europe), Limited,
    Luton, Bedfordshire, England
A.T. Cross Company,
    Spanish Branch
    Malaga, Spain
A.T. Cross Deutschland GmbH,
    Mainz, Federal Republic of Germany
Cross Company of Japan, Ltd.
    Tokyo, Japan
Cross Pen Computing Group,
    Lincoln, Rhode Island

Annual Meeting
The Annual Meeting of Shareholders of A.T. Cross Company will be held on Thursday, April 23, 1998 at 10:00 a.m. at the offices of the Company, One Albion Road, Lincoln, Rhode Island 02865.

Independent Auditors
Deloitte & Touche LLP,
Boston, Massachusetts 02110

Stock Symbol
American Stock Exchange Symbol: ATX.A

Transfer Agent and Registrar
Boston EquiServe, Limited Partnership
Boston, Massachusetts 02266

10-K Report
A copy of the Company's report to the Securities and Exchange Commission on Form 10-K will be furnished free of charge to any security holder upon written request to the Senior Vice President, Treasurer and Chief Financial Officer, at One Albion Road, Lincoln, Rhode Island 02865.