Form 10-K, Exhibit 13
period 1998-12-31
CROSS A T CO
filed 1999-03-23
CIK 25793

A.T. CROSS 1998 ANNUAL REPORT


A.T. CROSS COMPANY PROFILE

  The A.T. Cross Company is a major international manufacturer of fine writing instruments and distributor of quality gift products. Cross presently markets six styles of writing instruments. Each series offers distinctive designs, appointments and finishes - from precious metals to composite resin - created to meet the preferences of particular audiences at prices that meet specific market requirements. These fine writing instruments are sold to the consumer market through upscale stores worldwide and to the business gift market via a network of companies specializing in recognition and awards programs. The Pen Computing Group is a division of the A. T. Cross Company that designs, manufactures and markets electronic pen products.

Table of Contents

Five-Year Summary, Market & Dividend Information . page 1
Shareholders' Report . pages 2-3
Consolidated Balance Sheets . page 4
Consolidated Statements of Operations & Retained Earnings . page 5 Consolidated Statements of Comprehensive Income (Loss) . page 5
Consolidated Statements of Cash Flows . page 6
Notes to Consolidated Financial Statements . pages 7-16
Report of Deloitte & Touche LLP . page 16
Management's Discussion & Analysis . pages 17-20
Directors, Officers & Corporate Information . inside back cover

Shown on our cover, the new Alhambra, featuring a patterned lacquer finish accented with 22 karat gold plated appointments.

Five-Year Summary
A.T. Cross Company & Subsidiaries
(Thousands of Dollars)                             1998     1997     1996     1995     1994
Operations:
Net Sales From Continuing Operations           $153,725 $154,716 $166,889 $175,610 $161,821
Income (Loss) From Continuing Operations
 Before Income Taxes                            (10,920)  (6,703)   8,075   18,645   16,832
Provision (Benefit) For Income Taxes             (3,822)  (2,346)   2,163    6,082    7,554
Income (Loss) From Continuing Operations         (7,098)  (4,357)   5,912   12,563    9,278
Income (Loss) From Discontinued Operations, Net   1,653   (2,321)     694      802    1,256
Net Income (Loss)                                (5,445)  (6,678)   6,606   13,365   10,534
Cash Dividends Declared                           3,971    6,600   10,568   10,581   10,738
Capital Expenditures                              6,461    7,471    8,983   10,494    7,469
Depreciation                                      7,642    7,820    6,799    6,338    5,709

(Thousands of Dollars)                             1998     1997     1996     1995     1994
Financial Position:
Current Assets                                  105,750  109,779  118,303  130,647  127,208
Current Liabilities                              46,259   39,264   41,822   47,943   43,239
Total Assets                                    156,337  158,019  174,122  184,867  176,849
Working Capital                                  59,491   70,515   76,481   82,704   83,969
Accrued Warranty Costs                            5,821    5,821    5,509    5,209    4,909
Net Property, Plant and Equipment                38,624   39,756   39,703   37,543   33,362
Shareholders' Equity                            104,257  112,934  126,791  131,714  128,702

(Dollars)
Per Share Data:                                    1998     1997     1996     1995     1994
Basic and Diluted Earnings (Loss) Per Share:
From Continuing Operations                        (0.43)   (0.26)    0.36     0.76     0.55
From Discontinued Operations                       0.10    (0.14)    0.04     0.05     0.07
Net Income (Loss)                                 (0.33)   (0.40)    0.40     0.81     0.62
Cash Dividends Declared                            0.24     0.40     0.64     0.64     0.64

Market & Dividend Information

The Company's Class A common stock is traded on the American Stock Exchange
(symbol: ATX). At December 31, 1998, there were approximately 1,700 shareholders of record of the Company's Class A common stock and 2 shareholders of record of the Company's Class B common stock. The weighted average numbers of shares outstanding were 16,534,143 and 16,497,687 during 1998 and 1997, respectively.
High and low stock prices and dividends for the last two years were:
                              CASH                                  CASH
                            DIVIDENDS                             DIVIDENDS
     QUARTER  HIGH    LOW   DECLARED       QUARTER  HIGH    LOW   DECLARED
1998                                  1997
     First   12 1\4  10 1\8   $.00         First   12 1\2  10 1\4   $.00
     Second  14 1\4  10 1\16   .08         Second  12 3\4   9 3\4    .16
     Third   13 7\16  7        .08         Third   12 7\16  8 1\2    .08
     Fourth   8 1\2   4 7\8    .08         Fourth  11 1\8   9 1\16   .16 *

* One-half paid in the fourth quarter and balance paid in the subsequent year first quarter.

Shareholders' Report

To The Shareholders of A. T. Cross Company

1998 was not an easy year for A. T. Cross shareholders or management. As the Pen Computing Group continued to work on the well-received CrossPad and other high-tech products, our core business remained adversely affected by difficulties in the writing instrument market. Last year, similar to 1997, sales were down in the U.S. and Asia. In the rest of the Americas and Europe, however, sales advanced. Our ongoing cost reduction efforts proved successful in 1998, improving writing instrument profitability in spite of declining sales. At the end of the year, however, our sales of $153.7 million were essentially flat, resulting in a net loss of $5.4 million, or $0.33 per share. This loss is solely attributable to investment spending in the Pen Computing Group and timepiece businesses. Additionally, as you are aware, the directors eliminated the dividend in December to concentrate funds on the investment requirements of the Pen Computing Group ("PCG").
  Asia, with its fiscal and economic troubles, continued to have a major impact on writing instrument sales, lowering them by a total of $22 million over the previous two years. These markets will rebound eventually, so we have taken the steps necessary to strengthen our long-term position. We made a number of distributor changes and opened Cross branches in Hong Kong and Taiwan. Together, these activities will strengthen our marketing and sales efforts in this region.
  In the U.S., competition heated up as Asian and European exporters of writing instruments in the $10 - $25 price range enhanced their share of the U.S. business to the detriment of the well-established brand leaders. In particular, Asian exporters made significant headway in the mass market and office mega store accounts. To combat this competition, the U.S. pen marketplace became a giveaway grab bag at retail; "buy one-get one free" became the norm with many at the lower end of the quality writing instrument market.
  Our special markets business, i.e., sales to corporate accounts, also declined in the U.S. and Asia. Businesses have a growing list of alternatives to writing instruments as they seek to recognize and motivate employees and provide business gifts to others. We need to stimulate renewed interest in writing instruments through increased communications and promotions.
  Looking at Cross writing instruments, our newer product lines, Pinnacle and Townsend, performed reasonably well while Metropolis failed to meet expectations and is being phased out. In the fall, we introduced Century II, a line of mid-girth diameter pens that takes its cue from the classic Century line, but is wider and has a "cap over barrel" fit. Along with a new resin line, Radiance, and enhancements to the Solo Classic line, all three lines were well received by the trade.
  Watch sales in the second year of test marketing improved substantially. Led by the launch of the Sonoma series, they were up 50% from 1997. Overall results, however, were well below internal expectations. We are discussing the licensing of the brand for watches with several potential licensees as part of a broader strategic effort. We continue to believe the Cross brand can be selectively extended to other personal accessory categories. Licensing the watch business will allow us to focus our financial resources on writing instruments and the Pen Computing Group.
  The 1998 spring introduction of CrossPad was a success for Cross. This product, jointly developed by IBM and Cross, has been marketed under the Cross name to leading computer retailers in the U.S. and Canada. A number of computer publications have praised this product and it has won numerous awards for its design, packaging and functionality. The product allows you to take notes on a regular pad of paper, then upload instantly to your PC, where you can search notes by keyword or date.
  The 8 1/2" x 11" model was introduced, on time, in March of 1998. The CrossPadXP, a 6" x 9" version, was launched in September, again on time. Users have been positive about the CrossPad's note-taking and note-management capabilities, while their desire for easy conversion of handwritten notes into text has generally not been satisfied. In accordance with our longer-term strategy and reflective of our ability to lower product costs, we announced significant price reductions for both the CrossPad and the CrossPadXP effective February 1, 1999. We believe this will make the product appeal to an even broader market of note takers, especially college students.
  Last year we stated that we expected the Pen Computing Group would contribute to sales and earnings in 1998. Unfortunately, achieving the sales target of $25 million required greater marketing support and technical development than planned, which resulted in a loss for Pen Computing operations. Nevertheless, we continue to have positive expectations for this group and its products. In December, IBM and Cross launched the CrossPad in Japan. A note-taking product that handles Asian languages certainly opens broad market opportunities, and we believe it will be of significant interest to consumers. We are also developing CrossPad models designed specifically for the forms processing market and feel this could be another area for expansion.
  Our websites, cross.com and cross-pcg.com, had more than a million visitors last year. In October, we began selling on our Pen Computing Group site and we are very pleased with the initial results. In 1999, we will continue that effort, offering a selection of both writing instruments and PCG products. This is obviously an important site for the Pen Computing Group, which will continue to oversee its development and expansion.
  Looking forward, our balance sheet remains strong. We believe the business in Asia is stabilizing, putting us in a better position to take advantage of our strengthened distribution in our larger Asian markets. This will make us better prepared for the expected recovery in that region. Europe was our strongest foreign market in 1998, and we expect it to continue; sales in the U.S. need to be stabilized. In writing instruments, we will continue to lower our cost of operations as we return writing instruments to more acceptable profit levels.
  We want to thank all Cross employees for their constant attention to the tasks asked of them. We want to assure shareholders that the board and management are committed to returning Cross to acceptable profitability in writing instruments and to continuing our advance into the high-tech field of pen computing. As new products are added to complement the CrossPad, Pen Computing Group will become an important component of our Company.

                    Cordially yours,

BRADFORD R. BOSS                RUSSELL A. BOSS
Bradford R. Boss                Russell A. Boss
Chairman                        President and CEO

February 12, 1999

Consolidated Balance Sheets
A.T. Cross Company & Subsidiaries
                                                                     December 31,
                                                                    1998          1997
ASSETS
Current Assets
 Cash and cash equivalents                                  $ 22,781,212  $ 25,800,777
 Short-term investments                                       21,717,182    21,607,293
 Accounts receivable, less allowances for doubtful accounts
   of $1,551,000 in 1998 and $1,624,000 in 1997               34,535,372    37,571,319
 Inventories
  Finished goods                                               9,886,714     7,767,465
  Work in process                                              5,646,038     5,646,732
  Raw materials                                                6,662,166     6,624,593
                                                              22,194,918    20,038,790
Other current assets                                           4,521,440     4,760,845
                                       Total Current Assets  105,750,124   109,779,024

Property, Plant and Equipment
 Land and land improvements                                    1,274,453     1,274,453
 Buildings                                                    17,849,947    17,727,945
 Machinery and equipment                                      96,218,911    90,341,414
                                                             115,343,311   109,343,812
 Less allowances for depreciation                             76,719,081    69,588,036
                          Net Property, Plant and Equipment   38,624,230    39,755,776

Intangibles and Other Assets                                  11,962,242     8,484,563
                                               Total Assets $156,336,596  $158,019,363

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
 Note payable to bank                                       $  6,000,000  $          -
 Accounts payable                                              6,170,111     6,247,870
 Accrued compensation and related taxes                        2,745,844     3,328,581
 Accrued expenses and other liabilities                       21,246,344    19,139,838
 Cash dividends payable                                                -     1,320,379
 Contributions payable to employee benefit plans              10,096,195     9,227,698
                                  Total Current Liabilities   46,258,494    39,264,366

Accrued Warranty Costs                                         5,821,000     5,821,000
Commitments and Contingencies (Notes A and K)
Shareholders' Equity
 Common stock, par value $1 per share:
  Class A-authorized 40,000,000 shares, 15,344,162
   shares issued and 14,743,096 shares outstanding at
   December 31, 1998, and 15,294,652 shares issued and
   14,696,272 shares outstanding at December 31, 1997         15,344,162    15,294,652
  Class B-authorized 4,000,000 shares, 1,804,800 shares
   issued and outstanding at December 31, 1998 and 1997        1,804,800     1,804,800
 Additional paid-in capital                                   12,433,190    11,958,670
 Retained earnings                                            84,087,256    93,502,930
 Accumulated other comprehensive income                         (446,730)     (702,273)
                                                             113,222,678   121,858,779
 Treasury stock, at cost, 601,066 shares in 1998 and
   598,380 shares in 1997                                     (8,965,576)   (8,924,782)
                                 Total Shareholders' Equity  104,257,102   112,933,997
                 Total Liabilities and Shareholders' Equity $156,336,596  $158,019,363

See notes to consolidated financial statements.

Consolidated Statements of Operations & Retained Earnings
A.T. Cross Company & Subsidiaries
                                                                             Year Ended December 31,
                                                                      1998           1997           1996
Revenues
 Net sales                                                    $153,725,243   $154,715,676   $166,888,830
 Interest and other income                                       2,509,692      1,958,920      2,030,901
                                                               156,234,935    156,674,596    168,919,731
Costs and Expenses
 Cost of goods sold                                             85,245,934     81,269,291     86,852,638
 Selling, general and administrative expenses                   74,038,612     74,693,999     66,795,543
 Research and development expenses                               4,359,587      3,366,683      2,876,756
 Service and distribution costs                                  3,510,952      4,048,081      4,319,405
                                                               167,155,085    163,378,054    160,844,342
 Income (Loss) from Continuing Operations Before Income Taxes  (10,920,150)    (6,703,458)     8,075,389
Provision (benefit) for income taxes                            (3,822,000)    (2,346,000)     2,163,627
Income (Loss) from Continuing Operations                        (7,098,150)    (4,357,458)     5,911,762
Discontinued Operations, Less Income Taxes (Benefit)
  Income from operations                                                 -         18,366        694,164
  Income (loss) on disposal                                      1,653,307     (2,339,366)             -
                   Income (Loss) from Discontinued Operations    1,653,307     (2,321,000)       694,164
                                            Net Income (Loss)   (5,444,843)    (6,678,458)     6,605,926
Retained earnings at beginning of year                          93,502,930    106,781,204    110,743,135
Cash dividends declared (per share: $0.24 in 1998,
 $0.40 in 1997 and $0.64 in 1996)                                3,970,831      6,599,816     10,567,857
                             Retained Earnings at End of Year $ 84,087,256   $ 93,502,930   $106,781,204

Basic and Diluted Earnings (Loss) Per Share:
  From Continuing Operations                                        $(0.43)        $(0.26)         $0.36
  From Discontinued Operations                                        0.10          (0.14)          0.04
                                  Net Income (Loss) Per Share       $(0.33)        $(0.40)         $0.40

Weighted Average Shares Outstanding:
Denominator for Basic Earnings Per Share                        16,534,143     16,497,687     16,531,488
Effect of Dilutive Securities:
Employee Stock Options                                                   -(A)           -(A)      31,325
                   Denominator for Diluted Earnings Per Share   16,534,143     16,497,687     16,562,813

(A) No incremental shares related to options are included due to the net loss.

Consolidated Statements of Comprehensive Income (Loss)
A.T. Cross Company & Subsidiaries
                                                   Year Ended December 31,
                                                  1998         1997         1996
Net Income (Loss)                          $(5,444,843) $(6,678,458) $ 6,605,926
Other Comprehensive Income (Loss):
 Foreign Currency Translation Adjustments      255,543     (681,397)    (236,826)
               Comprehensive Income (Loss) $(5,189,300) $(7,359,855) $ 6,369,100

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
A.T. Cross Company & Subsidiaries
                                                                     Year Ended December 31,
                                                                    1998         1997         1996
CASH PROVIDED BY (USED IN):
Operating Activities:
 Income (loss) from continuing operations                    $(7,098,150) $(4,357,458) $ 5,911,762
 Adjustments to reconcile income (loss)
 from continuing operations to net cash
 provided by operating activities:
  Depreciation and amortization                                8,377,953    8,226,180    7,077,275
  Provision for losses on accounts receivable                     41,580      648,140      325,064
  Deferred income taxes                                       (3,495,323)    (564,540)     583,036
  Provision for warranty costs                                   330,910      742,764      685,183
 Changes in operating assets and liabilities:
  Accounts receivable                                          3,558,152    3,843,952    2,673,074
  Inventories                                                 (3,216,128)  (1,360,758)   5,232,610
  Other assets - net                                             259,158     (247,476)  (2,251,131)
  Accounts payable                                              (143,182)     433,057   (5,041,381)
  Other liabilities - net                                      1,595,244    4,862,623   (6,363,466)
 Warranty costs paid                                            (330,910)    (430,764)    (385,183)
 Foreign currency transaction loss                                19,418      927,356      270,579
        Net Cash Provided by (Used in) Continuing Operations    (101,278)  12,723,076    8,717,422
 Discontinued operations:
  Income (loss) from discontinued operations                   1,653,307   (2,321,000)     694,164
  Changes in operating assets and liabilities                    635,666   12,610,378   (4,839,265)
   Net Cash Provided by (Used in) Discontinued Operations      2,288,973   10,289,378   (4,145,101)
                   Net Cash Provided by Operating Activities   2,187,695   23,012,454    4,572,321
Investing Activities:
 Additions to property, plant and equipment                   (6,460,646)  (7,470,742)  (8,982,743)
 Proceeds from sale of building                                        -    4,200,000            -
 Purchase of short-term investments                          (19,410,316) (10,098,309) (26,373,158)
 Sale or maturity of short-term investments                   19,300,427   15,779,983   20,509,692
          Net Cash Provided by (Used in)Investing Activities  (6,570,535)   2,410,932  (14,846,209)
Financing Activities:
 Cash dividends paid                                          (5,291,210)  (7,917,972) (10,577,643)
 Proceeds from bank borrowings                                11,000,000   12,400,000    8,600,000
 Repayment of bank borrowings                                 (5,000,000) (18,400,000)  (2,600,000)
 Proceeds from sale of Class A common stock                      323,861      102,743      316,826
 Purchase of treasury stock                                            -            -   (1,281,806)
         Net Cash Provided by (Used in) Financing Activities   1,032,651  (13,815,229)  (5,542,623)
Effect of exchange rate changes on cash and cash equivalents     330,624     (574,863)      25,562
Increase (decrease) in cash and cash equivalents              (3,019,565)  11,033,294  (15,790,949)
Cash and cash equivalents at beginning of year                25,800,777   14,767,483   30,558,432
                    Cash and Cash Equivalents at End of Year $22,781,212  $25,800,777  $14,767,483

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
A.T. Cross Company & Subsidiaries
December 31, 1998


NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of A. T. Cross Company and its subsidiaries (the "Company"). Upon consolidation, all material intercompany accounts and transactions are eliminated.

Reclassification of Prior Years' Financial Statements: Certain amounts in prior years have been reclassified in order to permit comparison to 1998.

Accounting for Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make assumptions that affect the estimates reported in these consolidated financial statements. Actual results may differ from these estimates.

Industry Segments and Nature of Operations: During 1998, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." Under this statement, the Company determined that it has three reportable segments, quality writing instruments, pen-based computing products, and a line of branded, Swiss-made timepieces. The Company manufactures quality writing instruments, principally ball-point pens, fountain pens, selectip rolling ball pens and mechanical pencils, and sells and distributes them to retailers and wholesale distributors throughout the world. Pen-based computing products are manufactured and distributed, principally in the United States, through the Company's Pen Computing Group. Cross timepieces are being test marketed on a limited basis in the United States. The accounting policies of these segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based upon profit or loss from operations before income taxes. Interest and other income is included in the quality writing instruments segment. The Company's reportable segments are strategic business units that offer different product lines. They are managed separately because each unit requires different marketing strategies as well as different technologies.

Cash Equivalents and Short-Term Investments: The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents. Short-term investments are stated at cost, which approximates market, and consist of interest-bearing investments with a remaining maturity of greater than three months when purchased. Cash equivalents and short-term investments are placed only with high-credit quality financial institutions. At December 31, 1998 and 1997, approximately 47% and 50%, respectively, of the Company's cash, cash equivalents and short-term investments were placed with one financial institution.
  Short-term investments at December 31, 1998 and 1997 include time deposits, certificates of deposit, municipal bonds and U.S. Government Agency bonds and treasury notes ("trading securities") which have a maturity greater than three months. Trading securities are stated at cost which approximates fair market value.

Inventories: Domestic writing instrument inventories are priced at the lower of last-in, first-out ("LIFO") cost or market. The remaining inventories are priced at the lower of first-in, first-out ("FIFO") cost or market.

Property, Plant and Equipment, and Related Depreciation: Property, plant and equipment are stated on the basis of cost. Provisions for depreciation are computed using a combination of accelerated and straight-line methods which are intended to depreciate the cost of such assets over their estimated useful lives which range from three to thirty years.

Barter Transactions: The Company periodically enters into barter transactions for advertising credits. The advertising credits are valued at the lower of the net book value or fair market value of the assets exchanged or the fair market value of the advertising credits received and are included in Other current assets. Barter transactions totaled approximately $1,300,000 in 1998.

Derivatives: The Company has a program in place to manage foreign currency risk. As part of that program, the Company has entered into foreign currency exchange contracts to hedge anticipated foreign currency transactions or commitments, primarily purchases of materials and products from foreign suppliers, and certain foreign currency denominated balance sheet positions. The terms of the contracts generally correspond with the dates of the anticipated foreign currency transactions. Realized and unrealized gains and losses on those contracts intended to hedge specific foreign currency transactions or commitments are deferred and accounted for as part of the transaction, while gains and losses on other contracts are included in Net Income (Loss). Foreign currency exchange losses are included in Selling, general and administrative expenses and approximated $599,000, $1,060,000 and $710,000 in 1998, 1997 and
1996, respectively.

Commitments: To reduce its exposure to fluctuating gold prices, the Company enters into gold purchase commitments with a third party. The contracts require the Company to purchase a specified quantity of gold bullion at a fixed price in the future, and require the Company to pay a monthly fee on the total value of each contract. The rate of the fee on each contract is selected from a pool of available rates related to the federal funds rate or the London Interbank Offering Rate (LIBOR). At December 31, 1998, the total contract prices of outstanding gold purchase commitments amounted to approximately $4,300,000.
  The Company incurs royalty expense related to the sale of PCG products. These royalties are paid to suppliers of certain software and hardware components, principally for iPen, CrossPad and CrossPadXP.

Marketing Support Costs: The costs of marketing support (including advertising) are charged to expense as incurred and amounted to $26,742,000, $24,620,000 and $21,359,000 for the years ended December 31, 1998, 1997 and 1996, respectively. Accrued marketing support expenses were $6,200,000 and $6,400,000 at 1998 and 1997, respectively, and are included in Accrued expenses and other liabilities.

Warranty Costs: The Company's writing instruments are sold with a full warranty of unlimited duration against mechanical failure, while PCG products are sold with a one-year limited warranty. Estimated warranty costs are accrued at the time of sale. Discretionary product repair and replacement costs, not related to mechanical failure, are included in Service and distribution costs.

Net Income (Loss) Per Share: Net Income (Loss) Per Share is computed based upon the weighted average number of shares of Class A and Class B common stock outstanding during the year. Basic and Diluted Earnings (Loss) Per Share are presented in accordance with SFAS No. 128, "Earnings per Share." Prior years' earnings per share have been restated to give effect to SFAS No. 128.

Comprehensive Income: During 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires the reporting of comprehensive income which, in the case of the Company, is the combination of reported net income and the change in the cumulative translation adjustment which is a component of shareholders' equity. The adoption of SFAS No. 130 had no impact on the Company's results of operations.

Long-Lived Assets: The Company evaluates the carrying value of its long-lived assets relying on a number of factors, including operating results, future anticipated cash flows, business plans and certain economic projections. In addition, the Company's evaluation considers non-financial data such as changes in the operating environment, competitive information, market trends and business relationships.

New Accounting Pronouncement: The Financial Accounting Standards Board has recently issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 will become effective for the Company for the year ending December 31, 2000. The Company is currently evaluating the impact that implementing this SFAS will have on its financial statements.


NOTE B - INVENTORIES
  Domestic writing instrument inventories, approximating $5,022,000 and $6,909,000 at December 31, 1998 and 1997, respectively, are priced at the lower of LIFO cost or market. The remaining inventories are priced at the lower of FIFO cost or market. If the FIFO method of inventory valuation had been used by the Company for those inventories priced using the LIFO method, inventories would have been approximately $11,788,000 and $13,978,000 higher than reported at December 31, 1998 and 1997, respectively. During 1998 inventory quantities were reduced resulting in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of current purchases. The effect of this liquidation was to reduce the net loss by approximately $450,000 or $0.03 per share, basic and diluted. The Company believes the LIFO method of inventory valuation ordinarily results in a more appropriate matching of its revenues to their related costs since current costs are included in cost of goods sold and distortions in reported income due to the effect of changing prices are reduced.


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

  Changes in Class A common stock and additional paid-in capital are as follows
(there were no changes in Class B common stock):
                                 CLASS A COMMON STOCK
                                  NUMBER                ADDITIONAL
                                    OF                   PAID-IN     TREASURY
                                  SHARES      AMOUNT     CAPITAL       STOCK
Balances at January 1, 1996     15,243,316 $15,243,316 $11,319,614 $(7,612,343)
Purchase of treasury stock               -           -           -  (1,281,806)
Stock option activity               15,334      15,334     189,488           -
Stock purchase plan                  7,947       7,947     104,057           -
Restricted stock plan               15,815      15,815     224,375           -
Balances at December 31, 1996   15,282,412  15,282,412  11,837,534  (8,894,149)
Conversion of restricted stock           -           -           -     (30,633)
Other shares issued                  2,926       2,926      32,810           -
Stock purchase plan                  9,314       9,314      88,326           -
Balances at December 31, 1997   15,294,652  15,294,652  11,958,670  (8,924,782)
Conversion of restricted stock           -           -           -     (40,794)
Stock option activity               27,168      27,168     258,767           -
Stock purchase plan                  7,342       7,342      71,378           -
Restricted stock plan               15,000      15,000     144,375           -
Balances at December 31, 1998   15,344,162 $15,344,162 $12,433,190 $(8,965,576)

NOTE D - OMNIBUS INCENTIVE PLAN
  On April 23, 1998 the shareholders adopted the Company's Omnibus Incentive Plan (the "OI Plan") which replaced the Company's Non-Qualified Stock Option Plan and Incentive Stock Option Plan and increased the number of Class A common shares reserved for issuance under the OI Plan by 200,000. The OI Plan permits the Compensation Committee to grant various long-term incentive awards, generally equity based, to officers and key employees from one pool of reserved shares. The OI Plan provides for grants of awards, including but not limited to, Incentive Stock Options, at not less than the full market value on the date of grant (except in the case of a shareholder possessing more than 10% of the total combined voting power of all classes of Company stock, in which case the exercise price shall be not less than 110% of the fair market value on the date of grant) and Non-Qualified Stock Options, at an exercise price determined by the Compensation Committee; Stock Appreciation Rights, which are rights to receive an amount equal to the increase, between the date of grant and the date of exercise, in the fair market value of the number of shares of common stock subject to the Stock Appreciation Right; shares of Restricted Stock, which are common shares which have certain conditions attached to them which must be satisfied in order to have unencumbered rights to the Restricted Stock; and Performance Awards, which are awards in common shares or cash. The OI Plan has no definite expiration date, but may be terminated by the Board of Directors; however, no Incentive Stock Options shall be granted for a term longer than ten years from the date of grant (five years in the case of a shareholder possessing more than 10% of the total combined voting power of all classes of Company stock). There were no awards granted under the OI Plan in 1998, except for Stock Options, as described below.

  Stock Option activity during the three years ended December 31, 1998 was as follows:
                                                WEIGHTED AVERAGE    SHARES
                                     OPTIONS    PRICE PER SHARE    RESERVED
Stock Option Plan:
Outstanding at January 1, 1996      1,688,477        $17.08        2,028,953
Granted                                48,432        $14.67                -
Exercised                             (15,334)       $13.20          (15,334)
Canceled                             (160,204)       $17.92                -
Outstanding at December 31, 1996    1,561,371        $17.01        2,013,619
Granted                               809,406        $ 9.91                -
Canceled                             (982,033)       $16.50                -
Outstanding at December 31, 1997    1,388,744        $16.28        2,013,619
Additional Shares Reserved                  -             -          200,000
Granted                               585,762        $ 7.82                -
Exercised                             (27,168)       $10.49          (27,168)
Canceled                             (202,153)       $14.27                -
Outstanding at December 31, 1998    1,745,185        $13.27        2,186,451

At December 31, 1998, exercise prices of all outstanding options ranged from $6.06 to $33.88, of which approximately 1,155,000, with an average price of $8.05, ranged from $6.06 to $9.97 with a weighted average remaining life of 9.4 years, 397,000, with an average price of $13.40, ranged from $10.00 to $15.44 with a weighted average remaining life of 6.6 years and 193,000, with an average price of $21.42, ranged from $16.75 to $33.88 with a weighted average remaining life of 2.9 years. Options exercisable at December 31, 1998 were approximately 1,294,000, of which 741,000 were priced from $6.06 to $9.97 with an average price of $8.97, 360,000 were priced from $10.00 to $15.44 with an average price of $13.63 and 193,000 were priced from $16.75 to $33.88 with an average price of $21.42.
  The Company also has an Employee Stock Purchase Plan, (the "ESP Plan"), allowing eligible employees, other than officers and directors, to purchase shares of the Company's Class A common stock at 10% less than the mean between the high and low prices of the stock on the date of purchase. A maximum of 320,000 shares is available under the ESP Plan and the aggregate number of shares reserved was 129,074, 136,416 and 145,730 at December 31, 1998, 1997 and
1996, respectively. In addition, the Company has a Restricted Stock Plan, (the "RS Plan"), under which shares of the Company's Class A common stock may be issued to certain executives representing a portion of their annual incentive compensation in the event that such annual incentive compensation is in excess of performance target levels. Shares granted under the RS Plan may not be sold, assigned, pledged or otherwise encumbered during the restriction period. If the Company fails to achieve certain operating targets during the restriction period, shares granted under the RS Plan will revert back to the Company or will be canceled. At December 31, 1998, 25,849 shares were outstanding under the restricted stock plans.
  The Company applies Accounting Principles Board Opinion No. 25 to account for its stock option plans. Accordingly, pursuant to the terms of the stock option plans, no compensation cost has been recognized. However, if the Company had determined compensation cost for stock option grants issued during 1998, 1997 and 1996 under the provisions of SFAS No. 123, the Company's earnings (loss) and earnings (loss) per share would have been impacted by approximately $778,000 ($0.05 per share) in 1998, $1,485,000 ($0.09 per share) in 1997, and $93,000
($0.00 per share) in 1996.

  The fair value of each stock option granted in 1998, 1997 and 1996 under the
Company's stock option plans was estimated on the date of grant using the Black-
Scholes option-pricing model. The following key assumptions were used to value grants issued for each year:
                 WEIGHTED
                 AVERAGE           AVERAGE                     DIVIDEND
              RISK FREE RATE    EXPECTED LIFE     VOLATILITY     YIELD
    1998          5.00%           5.0 Years          41.50%       3.3%
    1997          5.00%           5.0 years          34.70%       3.0%
    1996          5.00%           5.0 years          29.00%       4.6%

  The weighted average fair values per share of stock options granted during 1998, 1997 and 1996 were $2.05, $2.85 and $2.84, respectively. It should be noted that the option-pricing model used was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of up to ten years. However, management believes that the assumptions used and the model applied to value the awards yields a reasonable estimate of the fair value of the grants made under the circumstances.


NOTE E - EMPLOYEE BENEFIT PLANS
  During 1998, the Company adopted the provisions of SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits." The Company has a non-contributory defined benefit pension plan and a defined contribution retirement plan (consisting of a savings plan and a non-contributory profit sharing plan), which cover substantially all domestic employees. The Company's contribution to the savings plan was $673,000 in 1998, $720,000 in 1997 and $761,000 in 1996. There were no profit sharing plan contributions during that three year period. The Company also maintains an unfunded excess benefit plan for certain key executives. Employees of non-U.S. subsidiaries generally receive retirement benefits from company sponsored defined benefit or defined contribution plans or from statutory plans administered by governmental agencies in their countries. The Company does not provide its employees any postretirement benefits other than those described above.
  Benefits under the defined benefit plans are based on the employee's years of service and compensation, as defined. The Company's funding policy is consistent with applicable local laws and regulations.

  The following table sets forth the defined benefit plans' combined funded status and amounts recognized in the Company's consolidated balance sheet at
December 31 of each year:
                                                       1998         1997         1996
Change in Projected Benefit Obligation
Benefit obligation at end of prior year         $30,402,000  $26,546,000  $24,310,000
Service cost                                      1,793,000    1,795,000    1,810,000
Interest cost                                     1,995,000    1,943,000    1,758,000
Participant contributions                            18,000       16,000       18,000
Actuarial loss/(gain)                               145,000      737,000     (757,000)
Benefits paid                                      (708,000)    (635,000)    (593,000)
Benefit obligation at end of year               $33,645,000  $30,402,000  $26,546,000

Change in Plan Assets
Fair value of plan assets at end of prior year  $29,099,000  $22,870,000  $18,553,000
Actual return on plan assets                      6,014,000    6,040,000    2,966,000
Employer contributions                            1,009,000      808,000    1,925,000
Participant contributions                            18,000       16,000       18,000
Benefits paid                                      (708,000)    (635,000)    (592,000)
Fair value of plan assets at end of year        $35,432,000  $29,099,000  $22,870,000

Funded Status
Excess (deficiency) of plan assets
 over projected benefit obligation              $ 1,787,000  $(1,303,000) $(3,676,000)
Unrecognized net transition obligation              467,000      387,000      447,000
Unrecognized prior service cost                     542,000      548,000      634,000
Unrecognized net actuarial gain                 (10,165,000)  (6,443,000)  (4,102,000)
Accrued pension cost (included in Contributions
 payable to employee benefit plans)             $(7,369,000) $(6,811,000) $(6,697,000)

Components of Net Periodic Benefit Cost
Service cost                                    $ 1,754,000  $ 1,831,000  $ 1,820,000
Interest cost                                     1,976,000    1,973,000    1,744,000
Expected return on plan assets                   (2,137,000)  (1,856,000)  (1,582,000)
Amortization of net transition obligation           (53,000)     (50,000)     (48,000)
Amortization of prior service cost                   43,000       43,000       44,000
Recognized net actuarial gain                       (34,000)      (9,000)     (39,000)
Net periodic benefit cost                       $ 1,549,000  $ 1,932,000  $ 1,939,000

Weighted Average Assumptions
Discount rate                                         6.75%        7.00%        7.75%
Expected return on plan assets                        9.00%        9.00%        9.00%
Rate of compensation increase                         4.00%        4.00%        4.50%


NOTE F - INCOME TAXES FROM CONTINUING OPERATIONS

The provision (benefit) for income taxes consists of the following:
                                                1998         1997         1996
Currently (receivable) payable:
  Federal                                $(1,919,778) $(2,430,277) $ 1,549,354
  State                                            -            -      (63,763)
  Foreign                                    476,368      648,817       95,000
                                          (1,443,410)  (1,781,460)   1,580,591
Deferred:
  Federal                                 (4,015,786)     274,454      502,383
  State                                    1,637,196     (838,994)      89,653
  Foreign                                          -            -       (9,000)
                                          (2,378,590)    (564,540)     583,036
                                 Total   $(3,822,000) $(2,346,000) $ 2,163,627

  The reconciliation of income taxes computed at the statutory federal income tax rate to the provision (benefit) for income taxes from continuing operations is as follows:
                                                                     1998         1997         1996
Statutory federal income tax expense (benefit)                $(3,822,052) $(2,346,210) $ 2,826,113
State income tax expense (benefit), less federal tax benefit    1,064,178     (545,346)      16,430
Foreign operations                                                506,779    1,411,973      145,000
Benefit of Foreign Sales Corporation                           (1,160,285)    (506,000)    (457,000)
Miscellaneous                                                    (410,620)    (360,417)    (366,916)
                        Provision (benefit) for income taxes  $(3,822,000) $(2,346,000) $ 2,163,627

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below:
                                                                    1998         1997
Deferred tax assets:
Additional costs inventoried for tax purposes and inventory
 reserves not deductible for tax purposes                    $ 3,087,815  $   875,629
Excess benefit plan                                            1,441,137    1,170,141
Accrued warranty costs                                         2,383,117    2,258,694
Accrued pension costs                                          1,873,122    1,347,835
Intangible assets                                                751,072      700,572
Alternative minimum tax credit carryforward                      448,957            -
Net operating loss carryforward                                3,240,595    1,708,261
Other                                                            777,004      974,690
                                                              14,002,819    9,035,822
Less: valuation allowance                                     (3,651,959)  (1,165,000)
                                  Total deferred tax assets   10,350,860    7,870,822

Deferred tax liabilities:
Property, plant and equipment, principally due to
 differences in depreciation                                  (1,681,589)  (1,683,967)
Other                                                           (352,741)    (248,915)
                             Total deferred tax liabilities   (2,034,330)  (1,932,882)
       Net deferred tax asset (included in the consolidated
        balance sheet caption Intangibles and Other Assets)  $ 8,316,530  $ 5,937,940

The Company's wholly-owned subsidiary, A. T. Cross Limited ("ATCL") is not subject to the Republic of Ireland statutory income tax rate. Through 2010, ATCL is subject to the 10% rate on profits from sales of Irish manufactured goods, as defined. This lower tax rate reduced income tax expense and changed net income
(loss) by approximately $161,000 ($0.01 per share) in 1998, $730,000 ($0.04 per share) in 1997, and $246,000 ($0.01 per share) in 1996.
  At December 31, 1998 and 1997 undistributed earnings of foreign subsidiaries amounted to approximately $69,267,000 and $73,436,000 (including approximately $38 million in 1998 and $40 million in 1997 of cash, cash equivalents and short-term investments). These earnings could become subject to additional tax if they are remitted as dividends, if foreign earnings are lent to the Company or a U.S. affiliate, or if the Company should sell its stock in the subsidiaries. Since it is generally the intention of the Company to invest the undistributed earnings of foreign subsidiaries in the growth of business outside the United States, deferred income taxes have not been provided on such earnings. The amount of additional taxes that might be payable on the undistributed foreign earnings approximates $20,702,000 at December 31, 1998.
  At December 31, 1998, the Company had Federal net operating loss carryforwards of $2,165,046 which expire in 2018. State net operating loss carryforwards of $18,998,533 begin to expire in 2005. The Company also has Federal alternative minimum tax credit carryforwards of $448,957 which will carry forward to future taxable years with no expiration. In addition, for Federal income tax purposes the Company has foreign tax credit carryforwards of $141,997 which expire in 2003. Net operating loss carryforwards for certain foreign subsidiaries were approximately $4,105,000 for tax purposes. These losses begin to expire in 1999.
  Income taxes (refunded) paid, net, in 1998, 1997 and 1996 were approximately ($1,886,000), $279,000 and $4,860,000, respectively.


NOTE G - SEGMENT INFORMATION

  The following table sets forth segment information for the Company for the years ended December 31, 1998, 1997 and 1996:
         >
(Thousands of Dollars)
                                       QUALITY   PEN-BASED
                                       WRITING   COMPUTING
                                     INSTRUMENTS  PRODUCTS TIMEPIECES   TOTAL
1998:
Revenues from external customers    $ 127,935   $ 24,848   $   942   $ 153,725
Depreciation and amortization           7,735        609        34       8,378
Segment profit (loss)                   2,291     (9,355)   (3,856)    (10,920)
Segment assets                        139,210     14,366     2,761     156,337
Expenditures for long-lived assets      5,550      1,605       166       7,321
1997:
Revenues from external customers    $ 152,429   $  1,657   $   630   $ 154,716
Depreciation and amortization           8,133         93         -       8,226
Segment profit (loss)                   1,286     (5,728)   (2,261)     (6,703)
Segment assets                        150,295      5,276     1,812     157,383
Expenditures for long-lived assets      6,751      1,790         -       8,541
1996:
Revenues from external customers    $ 166,889   $      -   $     -   $ 166,889
Depreciation and amortization           7,077          -         -       7,077
Segment profit (loss)                   8,075          -         -       8,075
Segment assets                        160,876          -         -     160,876
Expenditures for long-lived assets      9,774          -         -       9,774

Reconciliations
                                                1998         1997         1996
Assets:
Total assets from reportable segments      $ 156,337    $ 157,383    $ 160,876
Other assets from discontinued operations          -          636       13,246
                 Total consolidated assets $ 156,337    $ 158,019    $ 174,122

Geographic Information                          1998         1997         1996
Revenues:
United States                              $  88,329    $  79,642    $  86,286
Foreign countries                             65,396       75,074       80,603
               Total consolidated revenues $ 153,725    $ 154,716    $ 166,889

Revenues are attributed to countries based on the location of customers.

                                                1998         1997         1996
Long-Lived Assets:
United States                              $  31,821    $  33,464    $  33,565
Ireland                                        7,674        7,369        6,391
Other foreign countries                        1,099          727          848
      Total consolidated long-lived assets $  40,594    $  41,560    $  40,804

NOTE H - LINE OF CREDIT
  The Company has an unsecured line of credit agreement with a bank under which it may borrow up to $50,000,000. Any amounts borrowed under the agreement are payable on demand and bear interest at one half of one percent per annum in excess of the LIBOR, (5.07% at December 31, 1998). The agreement is cancelable at any time by the Company or the bank. The highest amount borrowed at any time during the year was $9,000,000. Interest paid and expensed in 1998, 1997 and 1996 was $246,000, $177,000 and $248,000, respectively, and is included in Interest and other income.


NOTE I - FINANCIAL INSTRUMENTS

  The table below details the U.S. dollar equivalent of foreign exchange contracts as of December 31, 1998 and 1997, along with maturity dates and net unrealized gain (loss) deferred.
(Thousands of Dollars)

                 CONTRACT AMOUNT  MATURITY UNREALIZED GROSS    NET UNREALIZED
                 U.S.$ EQUIVALENT   DATE      GAIN (LOSS)   GAIN (LOSS)DEFERRED
December 31, 1998

French Francs        $    787       1999        $     -           $      -
Spanish Pesetas         2,915       1999              -                  -
Italian Lira            1,480       1999              -                  -
Japanese Yen            3,982       1999              -                  -
Canadian Dollars          454       1999              -                  -
Hong Kong Dollars       1,667       1999            (11)                 -
Taiwan Dollars          1,207       1999            (35)                 -
               Total $ 12,492                   $   (46)          $      -

December 31, 1997

French Francs        $    995       1998        $     -           $      -
Pounds Sterling         1,660       1998              -                  -
Spanish Pesetas         2,607       1998              -                  -
German Marks              283       1998              -                  -
Japanese Yen            3,736       1998            290                  -
Italian Lira              563       1998              -                  -
               Total $  9,844                   $   290           $      -

  The fair value of cash, cash equivalents, short-term investments and notes payable to bank approximates its recorded amount. The fair value of forward foreign exchange contracts was approximately $(46,000) and $290,000 at December 31, 1998 and 1997, respectively.

NOTE J - DISCONTINUED OPERATIONS
  In 1997, the Company discontinued the distribution of quality leather goods and accessory products of its Manetti-Farrow, Inc. subsidiary. The Company recorded a loss on disposal before income taxes of approximately $3,600,000 and an income tax benefit related to the disposal of $1,261,000 for the year ended December 31, 1997. The Company recorded an after tax loss of $2,321,000, or $0.14 per share, in the six month period ended June 30, 1997. Sales from the measurement date, June 30, 1997, to December 31, 1997 were approximately $8,800,000.

The following table sets forth summary information relating to Manetti-Farrow:
                                             SIX MONTHS ENDED     YEAR ENDED
                                              JUNE 30, 1997    DECEMBER 31, 1996
Net sales                                      $ 5,579,330       $ 12,314,613
Costs and expenses                               5,550,020         11,012,076
   Operating income before income tax benefit       29,310          1,302,537
Income tax relating to operations                   10,944            608,373
                             Operating income  $    18,366       $    694,164

  In the second quarter of 1998, the Company recorded after-tax income from discontinued operations of $1,653,000, or $0.10 per share. The Company reached a settlement with the U.S. Customs Service regarding a claim filed on the amount of duty charged in prior years on the importation of certain products by its Manetti-Farrow subsidiary. After taxes and after expenses the settlement was approximately $1,116,000. In addition, the Company recorded after-tax income of approximately $537,000 in connection with the final liquidation and disposition of Manetti-Farrow's remaining net assets.


NOTE K - CONTINGENCIES
  On December 21, 1998, the Company received a Letter of Responsibility (LOR) from the Rhode Island Department of Environmental Management. The LOR states that recent analytical results indicate elevated levels of volatile organic compounds in a well located on the Company's property and requests that the Company conduct a site investigation to identify the source. The Company has retained an environmental consulting firm to perform the site investigation. At this time, the Company is not able to determine its responsibility, if any, for the well contamination or future remediation costs.
  The Company is involved in various litigation and legal matters which have arisen in the ordinary course of business. Management believes that the ultimate resolution of any existing matter will not have a material adverse effect on the Company's consolidated financial results.


NOTE L - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following is a tabulation of the unaudited quarterly results of operations for the years ended December 31, 1998 and 1997:
                                          (Thousands of Dollars, Except Shares and Per Share Data)
                                              MARCH 31    JUNE 30   SEPTEMBER 30   DECEMBER 31
1998:

Net sales                                      $31,525      $34,693      $33,852      $53,655
Gross profit                                    14,395       16,936       14,850       22,298
Net income (loss) from:
 Continuing operations                          (1,327)          11       (4,417)      (1,365)
 Discontinued operations                             -        1,653            -            -
                           Net income (loss)   $(1,327)     $ 1,664      $(4,417)     $(1,365)

Basic and diluted earnings (loss) per share:
  Continuing operations                         $(0.08)       $0.00       $(0.27)      $(0.08)
  Discontinued operations                         0.00         0.10         0.00         0.00
                 Net income (loss) per share    $(0.08)       $0.10       $(0.27)      $(0.08)

Weighted average shares outstanding:
Denominator for basic earnings per share    16,507,145   16,522,981   16,547,566   16,547,896
Effect of dilutive securities:
Employee stock options                               -(A)   118,994            -(A)         -(A)
Denominator for diluted earnings per share  16,507,145   16,641,975   16,547,566   16,547,896

(A) No incremental shares related to options are included due to the net loss in the quarter.

                                          (Thousands of Dollars, Except Shares and Per Share Data)
                                              MARCH 31    JUNE 30   SEPTEMBER 30   DECEMBER 31
1997:

Net sales                                      $33,688      $31,124      $36,626      $53,278
Gross profit                                    16,459       13,988       17,542       25,458
Net income (loss) from:
 Continuing operations                             740       (2,573)        (588)      (1,936)
 Discontinued operations                            66       (2,387)           -            -
                           Net income (loss)   $   806      $(4,960)     $  (588)     $(1,936)

Basic and diluted earnings (loss) per share:
  Continuing operations                          $0.05       $(0.16)      $(0.04)      $(0.11)
  Discontinued operations                         0.00        (0.14)        0.00         0.00
                 Net income (loss) per share     $0.05       $(0.30)      $(0.04)      $(0.11)

Weighted average shares outstanding:
Denominator for basic earnings per share    16,494,602   16,495,206   16,499,604   16,501,241
Effect of dilutive securities:
Employee stock options                             501            -(A)         -(A)         -(A)
Denominator for diluted earnings per share  16,495,103   16,495,206   16,499,604   16,501,241

(A) No incremental shares related to options are included due to the net loss in the quarter.

Independent Auditors' Report

To the Board of Directors and Shareholders of A.T. Cross Company
Lincoln, Rhode Island
  We have audited the accompanying consolidated balance sheets of A.T. Cross Company and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations and retained earnings, comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Boston, Massachusetts
February 11, 1999


MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF
OPERATIONS

Results of Operations
Comparison of 1998 with 1997
  Consolidated net sales of $153.7 million decreased 0.6% or $1.0 million in 1998 as compared to 1997. Writing instrument net sales of $127.9 million were lower than the prior year by $24.5 million or 16.1%. Domestic writing instrument sales decreased by $14.0 million, or 18.1%, while foreign writing instrument sales were lower by $10.5 million or 14.0% as compared to 1997.
  Domestic writing instrument volume continued to be unfavorably impacted by declining consumer demand for all quality writing instruments in the United States. Sales through the carriage trade (department, gift and jewelry stores) and mass market (discount retailers) accounts, which were down 26.0% and 58.5%, respectively, from the prior year, were only partially offset by a 3% sales increase in the high volume office supply accounts. In an effort to stimulate domestic writing instrument sales growth, especially during the peak gift-giving holiday season, the Company launched a number of new writing instrument products in a variety of new styles and finishes. The launch of Radiance, an addition to the resin based Solo line, and Lumina, in the traditional slim Century line, added six new products aimed at all distribution channels of the U.S. writing instrument market. New offerings to the carriage trade accounts included Alhambra, an addition to the wider girth Century II line in three lacquer finishes, two new colors that were added to the Townsend line, and a new Bordeaux finish introduced in the higher priced Pinnacle line. In addition, the Company repeated its extended dating program that allowed domestic retail customers to defer payments on certain third and fourth quarter 1998 purchases until January 1999.
  International writing instrument sales were affected by the continuing Asian economic crisis. Sales in the key Asian market were down approximately 47% from a year ago. The Company, however, remains committed to this region and established two new branch offices in 1998, one in Hong Kong and the other in Taiwan. These new branches, along with the existing Japanese subsidiary, are intended to position the Company to take advantage of the eventual recovery in this region. Somewhat offsetting the sales decline in Asia were improved results in Europe and Latin America.
  The Pen Computing Group achieved its first, full year revenue target of approximately $25 million and the distribution goal for PCG products of approximately 3,000 points of sale was reached during the year. PCG's innovative CrossPad, launched in late March 1998, received substantial media coverage during the year. The full-sized CrossPad was followed up later in the year by CrossPadXP which holds a 6" by 9" note pad and was aimed at those users who prefer taking notes with a smaller pad. CrossPadXP features a redesigned lighter weight digital pen and the latest upgrade of IBM's Ink Manager software to enhance note management.
  The test marketing of a branded line of Swiss-made timepieces began in 1997 and continued throughout 1998. The product line was enhanced and upgraded to include a new line of chronographs. The sales volume improved by 50% over the prior year to approximately $1 million. While the Company believes that the Cross brand can be extended to other personal accessories, due to the financial demands of the PCG division, the Company is currently investigating a possible licensing alternative for the watch business.
  The consolidated gross profit margin decreased 3 percentage points in 1998 to 44.5% from 47.5% in 1997. The entire decline in gross margin was attributable to the lower gross margins from the sale of PCG products and timepieces which, on average, generate a lower gross margin than writing instruments. Included in PCG's cost of sales for the year were royalty expenses which were paid to suppliers of certain software and hardware components. Writing instrument margins in 1998 were up slightly over 1997, primarily as a result of the Company's stringent cost reduction programs that were first put in place in 1997 and continued in 1998.
  Consolidated selling, general and administrative ("SG&A") expenses of $74.0 million were approximately 1.0% lower than the prior year and were 48.2% of net sales in 1998 as compared to 48.3% in 1997. Quality writing instrument SG&A expenses, which reflect strict cost controls put in place in 1997 and maintained throughout 1998, were reduced by $11 million, or 16.2%, from the prior year. PCG expenses of $13.3 million were up from the prior year's expense of $4.8 million and Cross timepiece expenses of $4.3 million were up from the prior year's $2.5 million, as the Company continued to establish these businesses. The Company expects timepiece expenses to decline significantly in 1999.
  Research and development expenses were 29.5% above last year due entirely to the increased spending for the development of the new lines of PCG products. Service and distribution costs were 13.3% lower in comparison to 1997 largely due to the lower writing instrument sales volume and cost reductions.
  Interest and other income increased 28.1% from 1997 as interest income was higher than last year due to slightly higher average invested funds and average rates that were higher than the prior year.
  In 1998 and 1997 the Company recorded an income tax benefit of 35.0% on the loss from continuing operations. For an analysis of the effective tax rate, see Note F to the Company's consolidated financial statements.
  In 1998 the Company recorded after-tax income from discontinued operations of $1,653,000, part of which was due to a settlement the Company reached with the U.S. Customs Service regarding a claim filed on the amount of duty charged on the importation of certain products. For a full analysis of discontinued operations see Note J to the Company's consolidated financial statements.
  As a result of the foregoing, the consolidated net loss in 1998 was $5,445,000, ($0.33 loss per share, basic and diluted) as compared to the 1997 net loss of $6,678,000, ($0.40 loss per share, basic and diluted), while the loss from continuing operations in 1998 was $7,098,000, ($0.43 loss per share, basic and diluted) as compared to the 1997 loss from continuing operations of $4,357,000 ($0.26 loss per share, basic and diluted).

Comparison of 1997 with 1996
  Consolidated net sales decreased 7.3% or $12.2 million in 1997 compared to 1996. Domestic writing instrument sales decreased by $8.9 million, or 10.4%, while foreign writing instrument sales were lower by $5.5 million or 6.9% as compared to 1996.
  Domestic writing instrument sales continued to be affected by changes in distribution channels. Sales through the mass market accounts and catalog showrooms have declined over the previous two years as quality writing instruments have become less important to this class of trade. In response, Cross introduced new products to enhance its image and gain market share at the upper end of the writing instrument market. The new Pinnacle line and Townsend Jade were introduced to the carriage trade, while a wider girth Century 2000 line was targeted to the office mega stores. In an attempt to increase the awareness of the various products, finishes and girths Cross offers, a new advertising campaign was introduced in 1997. Television advertising was also used during the all-important holiday season. These ads featured many of the newer Cross offerings along with the well recognized, traditional Century line.
  Internationally, sales results were mixed. Sales to European markets were up by almost 5% and sales to Canada and Latin America exceeded 1996 levels. In Europe, new product introductions and finishes in the Century line and wider-girth Townsend line as well as a large, one-time business gift order helped to offset the effects of an overall stronger U.S. dollar. Sales in Asia and the Far East decreased approximately 27% for the full year due to the severe economic downturn in this key market during 1997. In addition, the weaker Japanese yen as compared to 1996 unfavorably affected sales by just over 2%.
  In 1997, PCG introduced its first two products, DigitalWriter and the iPen, to the retail trade. Due to the heavy start-up costs associated with this new initiative, PCG had an after-tax loss of $3.7 million in 1997 ($0.23 per share, basic and diluted).
  Additionally, in order to test the transferability of the Cross brand to other high quality gift and self-purchase products, the Company introduced a line of Swiss-made timepieces which it began to sell on a limited, test market basis in 1997. The expenses associated with timepieces resulted in a $1.5 million after-tax loss in 1997 ($0.09 per share, basic and diluted).
  The overall consolidated gross margin decreased to 47.5% in 1997 from 48.0% in 1996. Although cost reduction programs were implemented in 1997, the lower sales volume in 1997 resulted in a higher percentage of indirect product costs (i.e., factory overhead) in relation to sales. Lower margins also resulted from the first partial year of PCG sales and from the test marketing of Cross timepieces which generated margins lower than writing instruments.
  SG&A expenses increased $7.9 million, or 11.8%, in 1997 as compared to 1996, and were 48.3% of net sales in 1997 as compared to 40.0% in 1996. Excluding the costs associated with PCG and Cross timepieces of $4.8 million and $2.5 million, respectively, and $0.8 million of expenses relating to the cost reduction plan, writing instrument's SG&A expenses were below 1996 levels. The lower writing instrument expenses this year largely resulted from the Company's cost containment efforts in response to declining sales. The stronger dollar, particularly with respect to the Japanese yen and German mark, also contributed to lower expenses this year. Research and development expenses were 17.0% above 1996 levels due entirely to the increased spending for the development of PCG products. Service and distribution costs were 6.3% lower in comparison to 1996 largely due to the lower sales volume.
  Interest and other income decreased 3.5% from 1996 as interest income was slightly less than last year due to lower average invested funds.
  In 1997 the Company recorded an income tax benefit of 35.0% on the loss from continuing operations as compared to the 1996 tax provision of 26.8%. For an analysis of the changes in the effective tax rate, see Note F to the Company's consolidated financial statements.
  The contract between the Company's Manetti-Farrow subsidiary and Fendi Diffusione, whereby the Company distributed Fendi leather products in the United States, expired on December 31, 1997. In June 1997, the Company and Fendi agreed that the distribution agreement would not be renewed, and consequently, the Company decided to discontinue the distribution of quality leather goods and accessory products and to wind down the operations of its Manetti-Farrow subsidiary. The Company recorded an after-tax loss of $2.3 million in connection with the discontinuation of this business in 1997.
  As a result of the foregoing, the net loss in 1997 was $6,678,000, ($0.40 loss per share, basic and diluted) as compared to the 1996 net income of $6,606,000, ($0.40 income per share, basic and diluted), while the loss from continuing operations in 1997 was $4,357,000, ($0.26 loss per share, basic and diluted) as compared to the 1996 income from continuing operations of $5,912,000 ($0.36 income per share, basic and diluted).

Liquidity and Capital Resources
  Cash, cash equivalents and short-term investments (i.e., "cash") of $44.5 million at the end of 1998 declined $2.9 million from the prior year end. The decline in cash was due largely to the loss from continuing operations during the year. The effect of higher inventory and an increase in other assets, primarily an increase in deferred income taxes, was offset by depreciation and amortization expense and lower accounts receivable balances. Accounts receivable decreased $3.0 million, primarily due to the lower writing instrument sales volume in the last months of the year as compared to the same months of 1997. The Company ordinarily offers domestic retail customers a program whereby they may either delay payment on certain third and fourth quarter purchases until January of the next year, or may earn a greater discount on these purchases if payment is made earlier. As a result, the Company's cash level is lowest at the end of the year when accounts receivable are higher. Total inventory of $22.2 million increased by $2.2 million as compared to 1997's level. This was due to increases in PCG and timepiece inventories of $3.4 and $1.0 million, respectively, offset by a decline in writing instrument inventories of $2.2 million from the prior year end.
  Additions to property, plant and equipment were $6.5 million in 1998 as compared to $7.5 million in 1997. In 1999 the Company expects capital expenditures and depreciation to be somewhat lower than 1998 levels.
  The Company expects research and development expenses to be somewhat lower in 1999.
  The Company's working capital was $59.5 million at the end of 1998, a decrease of $11.0 million from year end 1997, and its current ratio at the end of 1998 was 2.3:1, as compared to 2.8:1 at the end of 1997. The Company has a $50 million bank line of credit to meet any temporary borrowing needs. There was $6.0 million outstanding on this line of credit at year end 1998. The Company is currently negotiating with the bank to lower the amount of the line of credit to $25 million to more appropriately reflect the Company's needs. The Company believes that funds from operations and existing cash, supplemented, as appropriate, by the Company's short-term borrowing arrangements, will be adequate to finance its foreseeable operating and capital requirements.
  In December 1998, the Company eliminated the quarterly cash dividend in order to support the investment requirements of PCG.
  At the end of 1998, cash available for domestic operations amounted to $6.8 million while cash held offshore for international operations amounted to $37.7 million. While it is not the Company's current intention to do so, if the Company ever determines that the cash held offshore was not necessary for international operations, it may repatriate some or all of such cash for use in domestic operations. However, repatriated offshore funds would be subject to additional federal and state income taxes of approximately 31% of the remitted amounts.


Year 2000 Compliance
  The Year 2000 issue refers to a condition where computer programs were written so that when reading a date entered as a two digit year, i.e., "00", they could not distinguish between the year 1900 and the year 2000. If not corrected, this problem could lead to system failures or miscalculations, possibly causing disruptions of business processes.
  The Company started to address this problem early in 1997 when it formed a cross-functional team to manage the Company's compliance process. One of the first tasks undertaken was to identify and inventory information technology and non-information technology systems and hardware that would need to be replaced or upgraded. Since then, the Company has been modifying and upgrading significant portions of its software and hardware so that it will function properly in the year 2000. At the end of 1998, approximately 95% of the Company's total systems were believed to be year 2000 compliant. The Company is utilizing both internal and external resources to identify, correct and test the systems for Year 2000 compliance and has engaged the services of an independent consulting firm to review the Company's Year 2000 remediation plan. Remediation of all fundamental business systems is expected to be completed by the end of June, 1999. Testing of these modified systems has been an ongoing process as non-compliant systems are replaced or upgraded. Substantial testing of critical business applications began in the fourth quarter of 1998 and will continue throughout all of 1999.
  The cost of the Company's Year 2000 compliance program is currently estimated to be approximately $1.1 million, with spending in 1998 of $500,000 and $600,000 planned in 1999. These remediation costs are being funded through current operating cash flows and are not material to the Company's operating results. The Company has not deferred any information technology projects to address the Year 2000 issue.
  The Company has also been sending written correspondence to its primary vendors and key customers to inquire about their plans to address Year 2000 compliance. There can be no assurances, however, that the systems of the Company's primary vendors and key customers will also be converted in a timely manner or that any such failure to convert by another company would not have an adverse material effect on the Company's systems. The most reasonably likely worst case scenario is that a short-term disruption will occur with a small number of customers or suppliers. Contingency plans are currently under review to ensure that certain key materials will be available and it is expected that replacement suppliers could be located in a reasonable time period should this prove necessary. In addition, the Company is dependent on the infrastructures within all the countries it has operations, therefore, the failure of these infrastructures could adversely affect the Company's operations.
  The cost of remediation and completion dates are based upon management's best estimates and may be updated as additional information becomes available.

New Accounting Pronouncement
  The Financial Accounting Standards Board ("FASB") has recently issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 will become effective for the Company for the year ending December 31, 2000. The Company is currently evaluating the impact that implementing this SFAS will have in its financial statements.

Impact of Inflation and Changing Prices
  The Company's operations are subject to the effects of general inflation as well as fluctuations in foreign currencies. In addition, the Company is exposed to volatility in the price of gold and silver as those precious metals are used in the manufacture of its products. Policies and programs are in place to manage the potential risks in these areas. The Company has generally been successful in controlling cost increases due to precious metal fluctuations and due to general inflation. The Company continues to review its number of suppliers in order to obtain lower costs and higher quality on many of its materials and purchased components, and has taken steps in the current year to further reduce operating costs in its manufacturing operations.
  Because of volatility in the gold bullion market, the Company has followed the practice of making advance commitments for its future gold needs. In addition, the Company normally enters into foreign currency forward exchange contracts to hedge that portion of its net financial position that is exposed to foreign currency fluctuations (See Note I to the consolidated financial statements).
  The Company has adopted accounting practices which tend to reflect current costs in its consolidated statements of operations. A portion of total inventories at the end of 1998, 1997 and 1996, were accounted for using the LIFO valuation method. Normally under this method, the cost of goods sold reported in the financial statements approximates current costs and, thus, helps reduce distortions in reported income due to the effect of changing prices.

Euro
  Effective January 1, 1999, the European Monetary Union created a single currency, the euro, for its member countries. A transition period, from January 1, 1999 through December 31, 2001, will allow the member countries to methodically eliminate their local currencies and to convert them to the euro. During this transition period, either the euro or a member country's present currency will be accepted as legal tender.
  In 1998, the Company formed a task force to study the requirements of conversion to the euro and the related impact on the Company. The task force reviewed technology requirements, pricing and competitive implications, banking, the impact on hedging programs, and the timing and costs related to each of these.
  The Company believes that the impact on operations of the adoption of the euro will be minimal in 1999 and is not expected to have a material impact on the consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk
  The Company is exposed to changes in interest rates and foreign currency exchange, primarily in its short-term investments, note payable to bank, and foreign currency transactions.
  The Company's investment portfolio consists primarily of high grade investments with the majority maturing in less than five years. As such, this portfolio does not subject the Company to material market risk.
  The Company has an unsecured line of credit with a bank. Borrowings under this line bear interest at variable rates based on the LIBOR (See Note H to the consolidated financial statements). The Company believes that changes in interest rates would not be material to its operations due to its level of borrowings. The Company had no long-term debt obligations at December 31, 1998 and 1997.
  The Company enters into purchase commitments with a third party bank to reduce its exposure to fluctuating gold prices. As a result, the Company believes that it has no material market risk.
  The Company's foreign exchange exposure is generated primarily from its foreign operating subsidiaries. The Company seeks to minimize the impact of foreign currency fluctuations by hedging certain foreign currency denominated balance sheet positions with foreign currency forward exchange contracts. These contracts are short-term, generally expire in one month and do not subject the Company to material market risk.

Risks and Uncertainties; Forward-Looking Statements
  Statements contained herein that are not historical fact are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, words such as "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. The Company cautions that a number of important factors could cause the Company's actual results for 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements involve a number of risks and uncertainties.
  The following section describes certain of the more prominent risks and uncertainties inherent in the Company's operations. However, this section does not intend to discuss all possible risks and uncertainties to which the Company is subjected, nor can it be assumed necessarily that there are no other risks and uncertainties which may be more significant to the Company.

New Products: The Company's ability to restore growth in sales depends largely on consumer acceptance of various new products recently introduced and planned for introduction. The markets in which the Company sells is highly competitive, and there is no assurance that consumer acceptance will be realized to the degree necessary to generate growth in the Company's sales and earnings.

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

Technological Change - Intellectual Property: The Company's new electronic products may be subject to technological change, new product introductions and enhancements and evolving industry standards that may render existing products obsolete. As a result, the Company's position in its existing market or other markets that it may enter could be eroded rapidly by technological advancements. If the Company is unable to develop and introduce products in a timely manner in response to changing market conditions or customer requirements, management's expectations may not be met. In addition, the manufacture and distribution of certain of the Company's electronic products are dependent on licensing arrangements (some of which are non-exclusive) for varying lengths of time with third parties for the use of their intellectual property.

Sensitivity to Economic Conditions: Sales of the Company's products may be adversely affected by adverse economic conditions in its various international markets.


Board of Directors

Bradford R. Boss
Chairman of the Board
Class B Director. 1,4

Russell A. Boss
President and Chief Executive Officer
Class B Director. 1,4

John E. Buckley
Executive Vice President
Chief Operating Officer
Class B Director. 1,4

Bernard V. Buonanno, Jr.
Partner, Edwards & Angell,
Providence, Rhode Island
Class B Director. 3

H. Frederick Krimendahl II
Limited Partner,
The Goldman Sachs Group, L.P.,
New York, New York
Class B Director. 3

Terrence Murray
Chairman, President and
Chief Executive Officer,
Fleet Financial Group, Inc.,
Boston, Massachusetts
Class A Director. 3

James C. Tappan
President, Tappan Capital Partners,
Hobe Sound, Florida
Class A Director. 2

Edwin G. Torrance
Partner,
Hinckley, Allen & Snyder,
Providence, Rhode Island
Class B Director. 2

Andries van Dam
Professor of Computer Science,
Brown University,
Providence, Rhode Island
Class A Director. 2


Board Committees: 1. Executive;  2. Audit;  3. Compensation;  4. Employee
Benefits.


Corporate Officers

Bradford R. Boss
Chairman of the Board

Russell A. Boss
President and Chief Executive Officer

John E. Buckley
Executive Vice President
Chief Operating Officer

John T. Ruggieri
Senior Vice President,
Treasurer and Chief Financial Officer

Joseph V. Bassi
Finance Director

Tina C. Benik
Vice President, Legal
General Counsel and Corporate Secretary

Robert J. Byrnes, Jr.
Pen Computing Group
President and CEO

Robin Boss Dorman
Vice President,
Writing Instruments Sales and Marketing
North America

Joseph F. Eastman
Vice President, Human Resources

J. John Lawler
Vice President, Writing Instruments,
Worldwide Tax and Duty Free

Stephen A. Perreault
Vice President, Operations,
Writing Instruments

Gary S. Simpson
Corporate Controller


Corporate Information

Corporate Headquarters

A.T. Cross Company
One Albion Road
Lincoln, Rhode Island 02865 U.S.A.
Tel. (401) 333-1200
Fax  (401) 334-2861

websites: cross.com
          cross-pcg.com

Subsidiaries, Branches and Divisions

ATX International, Inc.,
  Lincoln, Rhode Island

A.T. Cross Limited,
  Ballinasloe, Republic of Ireland

A.T. Cross Distribution,
  Ballinasloe, Republic of Ireland

A.T. Cross (Canada), Inc.
  Toronto, Ontario, Canada

ATX Ireland, Limited,
  Ballinasloe, Republic of Ireland

A.T. Cross Italia, S.r.l.
  Milan, Italy

A.T. Cross Company,
  French Branch
  Paris, France

A.T. Cross (Asia Pacific) Limited,
  Hong Kong Branch
  Hong Kong Special Administrative Region,
  People's Republic of China

A.T. Cross (Asia Pacific) Limited,
  Taiwan Branch
  Taipei, Taiwan, Republic of China

A.T. Cross (U.K.) Limited,
  Luton, Bedfordshire, England

A.T. Cross Company,
  Spanish Branch
  Malaga, Spain

A.T. Cross Deutschland GmbH,
  Mainz, Federal Republic of Germany

Cross Company of Japan, Limited,
  Tokyo, Japan

Cross Pen Computing Group,
  A Division of A. T. Cross Company,
  Lincoln, Rhode Island

Annual Meeting

The Annual Meeting of Shareholders of A.T. Cross Company will be held on Thursday, April 22, 1999 at 10:00 a.m. at the offices of the Company, One Albion Road, Lincoln, Rhode Island 02865.

Independent Auditors

Deloitte & Touche LLP,
Boston, Massachusetts 02110

Stock Symbol

American Stock Exchange Symbol: ATX

Transfer Agent and Registrar

State Street Bank and Trust Company
c/o EquiServe, Limited Partnership
Boston, Massachusetts 02266


10-K report


A copy of the Company's report to the Securities and Exchange Commission on Form 10-K will be furnished free of charge to any security holder upon written request to the Senior Vice President, Treasurer and Chief Financial Officer, at One Albion Road, Lincoln, Rhode Island 02865.


Printed in the U.S.A. on recycled paper.