Form 10-K, Exhibit 13
period 2000-01-01
CROSS A T CO
filed 2000-03-23
CIK 25793

A.T. CROSS COMPANY 1999 ANNUAL REPORT

Featured on the cover is our new Morph_ pen. With its futuristic design and unique adjustable grip, it is the ultimate in ergonomic writing.

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
THE PEN COMPUTING GROUP IS A DIVISION OF THE A.T. CROSS COMPANY
THAT DESIGNS AND MANUFACTURES ELECTRONIC PEN PRODUCTS.

Table of Contents

Five-Year Summary, Market & Dividend Information             - page    1
Shareholders' Report                                         - pages  2-4
Consolidated Balance Sheets                                  - page    5
Consolidated Statements of Operations                        - page    6
Consolidated Statements of Comprehensive Income (Loss)       - page    6
Consolidated Statements of Changes in Shareholders' Equity   - page    7
Consolidated Statements of Cash Flows                        - page    8
Notes to Consolidated Financial Statements                   - pages  9-19
Report of Deloitte & Touche LLP                              - page    20
Management's Discussion & Analysis                           - pages 21-24
Directors, Officers & Corporate Information                  - inside back cover

FIVE-YEAR SUMMARY
A.T. CROSS COMPANY & SUBSIDIARIES
(THOUSANDS OF DOLLARS)                1999     1998     1997     1996     1995
OPERATIONS:
Net Sales From Continuing
 Operations                         $126,994 $152,783 $154,086 $166,889 $175,610
Income (Loss) From Continuing
 Operations Before Income Taxes      (20,044)  (7,064)  (4,443)   8,075   18,645
Provision (Benefit) For Income Taxes     239   (2,472)  (1,555)   2,163    6,082
Income (Loss) From Continuing
 Operations                          (20,283)  (4,592)  (2,888)   5,912   12,563
Income (Loss) From Discontinued
 Operations, Net                         170     (853)  (3,790)     694      802
Net Income (Loss)                    (20,113)  (5,445)  (6,678)   6,606   13,365
Cash Dividends Declared                    -    3,971    6,600   10,568   10,581


(THOUSANDS OF DOLLARS)                1999     1998     1997     1996     1995
FINANCIAL POSITION:
Current Assets                        93,298  112,419  109,779  118,303  130,647
Current Liabilities                   44,480   46,258   39,264   41,822   47,943
Total Assets                         136,722  156,337  158,019  174,122  184,867
Working Capital                       48,818   66,161   70,515   76,481   82,704
Accrued Warranty Costs                 5,821    5,821    5,821    5,509    5,209
Shareholders' Equity                  86,421  104,257  112,934  126,791  131,714

(DOLLARS)                             1999     1998     1997     1996     1995
PER SHARE DATA:
Basic and Diluted Earnings (Loss)
 Per Share:
   Continuing Operations               (1.22)   (0.28)   (0.17)    0.36     0.76
   Discontinued Operations              0.01    (0.05)   (0.23)    0.04     0.05
Net Income (Loss)                      (1.21)   (0.33)   (0.40)    0.40     0.81
Cash Dividends Declared                    -     0.24     0.40     0.64     0.64

Certain amounts in prior years have been revised to conform to the fiscal 1999 presentation.

MARKET & DIVIDEND INFORMATION

The Company's Class A common stock is traded on the American Stock Exchange (symbol: ATX). There is no established trading market for the Company's Class B common stock. At January 1, 2000, there were approximately 1,600 shareholders of record of the Company's Class A common stock and 2 shareholders of record of the Company's Class B common stock. The weighted average numbers of shares outstanding were 16,568,307 and 16,534,143 during 1999 and 1998, respectively.

High and low stock prices and dividends for the last two years were:
                               CASH                                      CASH
                             DIVIDENDS                                 DIVIDENDS
QUARTER    HIGH       LOW    DECLARED    QUARTER    HIGH      LOW      DECLARED
1999                                     1998
First     7 3/4      5 1/4    $.00       First     12 1/4    10 1/8      $.00
Second    7 3/16     5 1/2     .00       Second    14 1/4    10 1/16      .08
Third     5 7/8      4         .00       Third     13 7/16    7           .08
Fourth    5 15/16    4 1/8     .00       Fourth     8 1/2     4 7/8       .08

                                     [1]


SHAREHOLDERS' REPORT

TO THE SHAREHOLDERS OF A.T. CROSS COMPANY

In November of 1999, I was appointed President and Chief Executive Officer of A.T. Cross. The opportunity appealed to me because I saw in Cross a company with a globally-respected brand name, a reputation for product quality and passionate employees. I believed that with these resources, Cross could build the most exciting and profitable writing instrument company in the world. Three months of intense effort to understand the business have confirmed my belief that we can achieve that position. In fact, we have already begun to make progress.
  Before I speak to the future, we will review the past. 1999 was a difficult year for A.T. Cross. Revenue, at $127.0 million, was down 16.9%. The result was a net loss of $20.1 million or $1.21 per share. Early in the year it became clear that our investments in the Pen Computing Group and timepieces were a significant drain on the Company's financial and human resources. As a result, in the fourth quarter, the Company discontinued the CrossPad product line, which accounted for the bulk of the Pen Computing business. Additionally, during the last half of the year, we moved to a licensing arrangement for timepieces. While these actions resulted in a significant loss, the benefit is that we are now focused on what we do best - develop and market quality writing instruments.
  In 1999, writing instrument revenue declined 3.2%. Importantly, operating profit from this business was $3.4 million in 1999, compared to a $274,000 operating loss in 1998. Significantly improved writing instrument profitability will be a major focus in 2000. It is great that we began moving in this direction in 1999.
  Our revenue in Asia grew 37.2%. The Cross brand is very well regarded in this region. All three divisions of our Asian business - Retail, Duty Free and Business Gift - performed well. While a better economy certainly helped this performance, another major factor was the work done in 1998 and early 1999 to improve the quality of our merchandising and distribution in the key markets of Hong Kong, Taiwan, Singapore and China. Asia has been our test market for a new point-of-sale system, which includes a unified presentation of innovative displays and imagery as well as Cross managed shops at major retail locations. These efforts have been well received, and we will take the best of this learning and expand it to other markets.
  Our Europe, Middle East and Africa ("EMEA") revenue was down 7.5% versus 1998. While this result was disappointing, it was the first time since 1993 that our business in this market has failed to grow; we view this as an aberration. The performance was driven by declines in Eastern Europe and the Middle East where poor economic conditions adversely affected the overall writing instrument market and Cross. Importantly, our Western European markets, the UK, Ireland, Spain, France and Germany all made progress. In these markets, our distribution is strong and our reputation for service and quality is excellent. Now we need to leverage the critical mass that we have built. Our priority will be to make more consumers aware of Cross and its product line. We will do this in a compelling way. To accomplish this objective, we intend to make marketing investment, specifically consumer communication, in the EMEA region a priority.
  Our revenue in North and South America (the "Americas"), driven by the United States, declined 8.3%. This market, our largest, is our greatest challenge. As in Asia and EMEA, the Cross brand is well regarded in the Americas. The challenge is that it has been quite some time since Cross and the writing instrument category, in general, have excited consumers. As a result, the retail sector of the quality writing instrument market is relatively flat and price competition is more prevalent than in the past. Certainly, attempts have been made to stimulate the business through new product introductions and value-added retail promotions. Few of these programs have had a significant impact. Importantly, while consumer demand has waned, support from our customers has been solid. We appreciate their patience and intend to reward it by bringing innovation and greatly increased advertising support to the market in 2000. Clearly, U.S. consumers need to be reminded what a great product or gift Cross represents. We will not only remind them but also persuade them during 2000.
  The trend in our retail business has carried over to the Business Gift division of our business. In this area, we are in close competition not only with other writing instrument companies, but also makers of apparel, watches and other gift items.

                                     [2]


Of late, Cross has not been as interesting to end users as these other options. Additionally, our business review has indicated that we can structure our organization differently to better reach the distributors who play such an important role in this market. The combination of new products and increased marketing support, along with a restructured Business Gift organization, will generate greatly improved Business Gift results in 2000.
  2000 will be a milestone year for A.T. Cross. We will focus on three objectives:

  1. We will put our writing instrument business on a relentless path to meaningful profitability.

  2.  We will excite consumers and our retail partners about the Cross brand.

  3. We will leverage our manufacturing and service expertise to develop profitable OEM opportunities with key partners.

1.  Meaningful Profitability
  Our core business is burdened with too much cost. This has led to a sub-par profit performance. Additionally, it has resulted in a scarcity of funds to invest in revenue generating programs. We have closely scrutinized all of our costs, our overhead costs in particular. I am committed to managing and growing Cross from a cost base that is appropriate. The cost base will reflect the need to invest in sound growth opportunities as well as the imperative to improve profit. In my review of our operations, I have seen ways we can reduce costs by changing the way we do business. Importantly, these changes can be made without impacting the quality of our product or the service we provide our customers. Cross employees, who have suggested many of these changes, are ready to execute the programs. In 2000, we will reduce our cost structure. Some of the funds we release will be used to provide investment in growth. Other costs will simply be eliminated to provide greater profit and cash flow. The result will be a more efficient and profitable writing instrument business.

2.  Excitement
  Cross can be an innovative company. Over time, we have been. In the future, we will be. In 2000, we will place great effort into the development and launch of innovative new products. To generate enthusiasm among our trade and consumers, we will focus our design team on integrating design, packaging and visual treatments to create a high quality and desirable product. Then, we will deliver the product when promised and follow up with compelling communication to the consumer. In the recent past, one or several of these elements has been missing from our new product launch programs and the effort has stalled. This will change.
  Our first introduction of the 21st century will be the Cross Morph_ pen.
This pen, which adjusts for comfort to the writer's grip, is new, different, well designed, technically advanced and has already been successfully tested with one of our major retail partners. We are pleased to announce that the Cross Morph TM pen has been awarded "Best Technical Design" in the 6th Annual Pen World International Readers' Choice Awards. Through advertising and point-of-sale, this product will project an updated image for Cross. The image will be one that will give our current consumers a reason to make another Cross purchase and new consumers a reason to join the franchise.


(Photograph of David G. Whalen, President and CEO, and Russell A. Boss,
Chairman)

                                     [3]


We intend to make this the largest Cross product launch since the incredibly successful Classic Black in 1981.
  This is just a beginning. For Cross to be known as a place of innovation, we must make it our mission to launch new products that are desired by consumers and profitable for Cross and our customers. To properly manage this effort, we have recently recruited an expert from the accessories industry with a track record of developing successful new product strategies and programs. Under her leadership, we will restructure our approach to launching new products. Our success rate will improve. The message is that an integrated and innovative new products program is critical to the future of Cross. We will invest heavily to make this effort successful and enduring.
  No discussion of excitement and innovation would be complete without speaking of the direction for our Internet site: www.cross.com. The traffic on our site during 1999 was robust. Consumers purchased a wide array of products from Cross or were directed to Cross retailers. Many past consumers of Cross products were reintroduced to the brand and new, younger consumers joined the family. In short, cross.com will be a very successful pillar of the Company. We will use it to test, innovate, dialogue and ultimately sell to our consumers. Check it out. You will be impressed.
  Our 2000 goal will be to build energy and excitement around the Cross brand. We aim to peak this excitement in the fourth quarter in order to have a strong holiday season and growing momentum as we move into 2001.

3.  OEM Opportunities
  Cross is known as a company that manufactures a quality product and delivers it on time. This is a great core competency. This reputation has helped us develop writing instrument OEM relationships with several retailers who own very powerful brands. We intend to expand this effort, profitably, with other partners with outstanding brand names. We will be selective. The partnerships that we build will be successful.
  Additionally, there is a market for the expertise we have developed in manufacturing pen computing products. We are currently reviewing several options to become the OEM manufacturer for companies looking to expand their efforts in this area. Again, these relationships will be profitable for Cross and its partners.

  These three objectives represent a "back to basics" approach at Cross. We have set ambitious targets by which we will measure the success of these efforts. We will focus all of our resources to achieve these targets. We will look to lead the quality writing instrument industry in innovation and profitability and satisfy the toughest critics around - ourselves.
  Some of the actions necessary to bring meaningful profitability and excitement to consumers involve changes to the way Cross has done business. As we undertake these efforts, particularly downsizing, I want to thank all for understanding the need for these changes and their cooperation in making these happen. Restructuring is most difficult but absolutely necessary for the well being of Cross in the 21st century.
  Lastly, Ted Torrance has decided not to stand for re-election to our Board of Directors. We, at Cross, thank him for his many years of service to the Company and wish him well in his future endeavors.
  Cross is moving forward again. Our balance sheet is strong. Our brand is powerful. Our Board and our employees are committed. Thank you for your continued support. Ron Boss and I look forward to working for you as we at Cross make the Company one of growth and profitability.


                Cordially yours,

David G. Whalen               Russell A. Boss
President and CEO             Chairman
DAVID G. WHALEN               RUSSELL A. BOSS


February 11, 2000

                                     [4]


CONSOLIDATED BALANCE SHEETS
A. T. CROSS COMPANY & SUBSIDIARIES
                                                      JANUARY 1,   DECEMBER 31,
                                                         2000          1998
                                                    ____________   ____________
ASSETS
Current Assets
  Cash and cash equivalents                         $ 12,843,016   $ 22,781,212
  Short-term investments                              20,484,895     21,717,182
  Accounts receivable, less allowances for
   doubtful accounts of $1,352,000 in 1999 and
    $1,551,000 in 1998                                28,360,549     34,273,700
  Inventories
    Finished goods                                     5,277,104      7,520,329
    Work in process                                    4,257,364      5,646,038
    Raw materials                                      7,215,942      6,662,166
                                                    ____________   ____________
                                                      16,750,410     19,828,533

  Deferred income taxes                                8,685,453      6,535,741
  Other current assets                                 6,173,308      7,282,781
                                                    ____________   ____________
Total Current Assets                                  93,297,631    112,419,149

Property, Plant and Equipment
  Land and land improvements                           1,274,453      1,274,453
  Buildings                                           17,925,047     17,849,947
  Machinery and equipment                            102,725,534     96,218,911
                                                    ____________   ____________
                                                     121,925,034    115,343,311
  Less allowances for depreciation                    85,229,426     76,719,081
                                                    ____________   ____________
Net Property, Plant and Equipment                     36,695,608     38,624,230

Deferred Income Taxes                                    973,861      2,897,525
Intangibles and Other Assets                           5,754,977      2,395,692
                                                    ____________   ____________
Total Assets                                        $136,722,077   $156,336,596
                                                    ============   ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Note payable to bank                              $  8,300,000   $  6,000,000
  Accounts payable                                     5,776,134      6,170,111
  Accrued compensation and related taxes               2,813,506      2,745,844
  Accrued expenses and other liabilities              16,720,944     21,246,344
  Contributions payable to employee benefit plans     10,474,058     10,096,195
  Income taxes payable                                   395,740              -
                                                    ____________   ____________
Total Current Liabilities                             44,480,382     46,258,494

Accrued Warranty Costs                                 5,821,000      5,821,000
Commitments and Contingencies (Notes A and N)

Shareholders' Equity
  Common stock, par value $1 per share:
   Class A-authorized 40,000,000 shares, 15,893,232
   shares issued and 15,267,166 shares outstanding
   at January 1, 2000, and 15,344,162 shares issued
   and 14,743,096 shares outstanding at
   December 31, 1998                                  15,893,232     15,344,162
  Class B-authorized 4,000,000 shares, 1,804,800
   shares issued and outstanding at January 1, 2000
   and December 31, 1998                               1,804,800      1,804,800
  Additional paid-in capital                          15,026,809     12,433,190
  Unearned compensation on restricted stock             (615,946)             -
  Retained earnings                                   63,974,006     84,087,256
  Accumulated other comprehensive loss                  (475,380)      (446,730)
                                                    ____________   ____________
                                                      95,607,521    113,222,678

  Treasury stock, at cost, 626,066 shares in 1999
   and 601,066 shares in 1998                         (9,186,826)    (8,965,576)
                                                    ____________   ____________
Total Shareholders' Equity                            86,420,695    104,257,102
                                                    ____________   ____________
Total Liabilities and Shareholders' Equity          $136,722,077   $156,336,596
                                                    ============   ============

See notes to consolidated financial statements.

                                     [5]


CONSOLIDATED STATEMENTS OF OPERATIONS
A. T. CROSS COMPANY & SUBSIDIARIES
                                      52 WEEKS ENDED        YEAR ENDED
                                         JANUARY 1,  DECEMBER 31,  DECEMBER 31,
                                           2000          1998          1997
                                      ______________ ____________  ____________
  Net sales                            $126,993,510  $152,782,867  $154,085,976
  Cost of goods sold                     75,332,854    84,726,656    80,914,131
                                       ____________  ____________  ____________
  Gross Profit                           51,660,656    68,056,211    73,171,845

  Selling, general and administrative
   expenses                              63,402,242    69,759,206    72,158,914
  Research and development expenses       2,923,826     4,359,587     3,366,683
  Service and distribution costs          3,218,869     3,510,952     4,048,081
  Loss on impairment of assets            2,980,132             -             -
                                       ____________  ____________  ____________
  Operating Loss                        (20,864,413)   (9,573,534)   (6,401,833)

  Interest and other                        820,037     2,509,692     1,958,920
                                       ____________  ____________  ____________
Loss from Continuing Operations Before
 Income Taxes                           (20,044,376)   (7,063,842)   (4,442,913)
  Provision (benefit) for income taxes      239,000    (2,472,000)   (1,555,000)
                                       ____________  ____________  ____________
Loss from Continuing Operations         (20,283,376)   (4,591,842)   (2,887,913)

Discontinued Operations, Less
 Income Taxes (Benefit)
  Loss from operations                     (868,000)   (2,506,308)   (1,451,179)
  Income (loss) on disposal               1,038,126     1,653,307    (2,339,366)
                                       ____________  ____________  ____________
 Income (Loss) from Discontinued
 Operations (Net of Income Taxes)           170,126      (853,001)   (3,790,545)
                                       ____________  ____________  ____________
Net Loss                               $(20,113,250) $ (5,444,843) $ (6,678,458)
                                       ============  ============  ============

Basic and Diluted Earnings (Loss)
 Per Share:
  Continuing operations                     $ (1.22)      $ (0.28)      $ (0.17)
  Discontinued operations                      0.01         (0.05)        (0.23)
                                            _______       _______       _______
Net Loss Per Share                          $ (1.21)      $ (0.33)      $ (0.40)
                                            =======       =======       =======

Weighted Average Shares Outstanding:
Denominator for basic earnings
 per share                               16,568,307    16,534,143    16,497,687
Effect of Dilutive Securities:
Common stock equivalents                        -(A)          -(A)          -(A)
                                         __________    __________    __________
Denominator for Diluted Earnings
Per Share                                16,568,307    16,534,143    16,497,687
                                         ==========    ==========    ==========

(A) No incremental shares related to options or restricted stock granted are included due to the loss from continuing operations.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
A. T. CROSS COMPANY & SUBSIDIARIES
                                      52 WEEKS ENDED        YEAR ENDED
                                         JANUARY 1,  DECEMBER 31,  DECEMBER 31,
                                           2000          1998          1997
                                      _____________  ____________  ____________
Net Loss                               $(20,113,250) $ (5,444,843) $ (6,678,458)
Other Comprehensive Income (Loss)
 (Net of Tax):
  Foreign currency translation
   adjustments                             (271,073)      255,543      (681,397)
  Unrealized gain on investment             242,423             -             -
                                       ____________  ____________  ____________
Comprehensive Loss                     $(20,141,900) $ (5,189,300) $ (7,359,855)
                                       ============  ============  ============

See notes to consolidated financial statements.

                                     [6]



CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
A. T. CROSS COMPANY & SUBSIDIARIES

                                                                                                            UNEARNED
                                                               COMMON STOCK                   ADDITIONAL  COMPENSATION
                                                      CLASS A                 CLASS B           PAID-IN   ON RESTRICTED
                                                SHARES       AMOUNT     SHARES      AMOUNT      CAPITAL       STOCK
                                              _______________________  _____________________  ___________  ____________
Balances at January 1, 1997                   15,282,412  $15,282,412  1,804,800  $1,804,800  $11,837,534  $       -
 Cancellation of restricted stock
 Other shares issued                               2,926        2,926                              32,810
 Stock purchase plan                               9,314        9,314                              88,326
 Foreign currency translation adjustments
 Cash dividends declared
 Net loss
                                              __________  ___________  _________  __________  ___________  _________
Balances at December 31, 1997                 15,294,652   15,294,652  1,804,800   1,804,800   11,958,670          -
 Cancellation of restricted stock
 Stock option activity                            27,168       27,168                             258,767
 Stock purchase plan                               7,342        7,342                              71,378
 Restricted stock plan                            15,000       15,000                             144,375
 Foreign currency translation adjustments
 Cash dividends declared
 Net loss
                                              __________  ___________  _________  __________  ___________  _________
Balances at December 31, 1998                 15,344,162   15,344,162  1,804,800   1,804,800   12,433,190          -
 Cancellation of restricted stock
 Other shares issued (see Note M)                380,952      380,952                           1,857,141
 Stock purchase plan                               8,118        8,118                              37,728
 Restricted stock plan                           160,000      160,000                             698,750
 Grant of restricted stock for future services                                                              (796,875)
 Amortization of unearned compensation                                                                       180,929
 Unrealized gain on investment (net of tax)
 Foreign currency translation adjustments
 Net loss
                                              __________  ___________  _________  __________  ___________  _________
Balances at January 1, 2000                   15,893,232  $15,893,232  1,804,800  $1,804,800  $15,026,809  $(615,946)
                                              ==========  ===========  =========  ==========  ===========  =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

                                                           ACCUMULATED
                                                              OTHER        TREASURY STOCK          TOTAL
                                                 RETAINED  COMPREHENSIVE __________________    SHAREHOLDERS'
                                                 EARNINGS  INCOME (LOSS)  SHARES    AMOUNT        EQUITY
                                              ____________  _________   ____________________   _____________
Balances at January 1, 1997                   $106,781,204  $ (20,876)  596,363  $(8,894,149)  $126,790,925
 Cancellation of restricted stock                                         2,017      (30,633)       (30,633)
 Other shares issued                                                                                 35,736
 Stock purchase plan                                                                                 97,640
 Foreign currency translation adjustments                    (681,397)                             (681,397)
 Cash dividends declared                        (6,599,816)                                      (6,599,816)
 Net loss                                       (6,678,458)                                      (6,678,458)
                                              ____________  _________   _______  ___________   ____________
Balances at December 31, 1997                   93,502,930   (702,273)  598,380   (8,924,782)   112,933,997
 Cancellation of restricted stock                                         2,686      (40,794)       (40,794)
 Stock option activity                                                                              285,935
 Stock purchase plan                                                                                 78,720
 Restricted stock plan                                                                              159,375
 Foreign currency translation adjustments                     255,543                               255,543
 Cash dividends declared                        (3,970,831)                                      (3,970,831)
 Net loss                                       (5,444,843)                                      (5,444,843)
                                              ____________  _________   _______  ___________   ____________
Balances at December 31, 1998                   84,087,256   (446,730)  601,066   (8,965,576)   104,257,102
 Cancellation of restricted stock                                        25,000     (221,250)      (221,250)
 Other shares issued (see Note M)                                                                 2,238,093
 Stock purchase plan                                                                                 45,846
 Restricted stock plan                                                                              858,750
 Grant of restricted stock for future services                                                     (796,875)
 Amortization of unearned compensation                                                              180,929
 Unrealized gain on investment (net of tax)                   242,423                               242,423
 Foreign currency translation adjustments                    (271,073)                             (271,073)
 Net loss                                      (20,113,250)                                     (20,113,250)
                                              ____________  _________   _______  ___________   ____________
Balances at January 1, 2000                   $ 63,974,006  $(475,380)  626,066  $(9,186,826)  $ 86,420,695
                                              ============  =========   =======  ===========   ============

See notes to consolidated financial statements.

                                     [7]



CONSOLIDATED STATEMENTS OF CASH FLOWS
A. T. CROSS COMPANY & SUBSIDIARIES
                                     52 WEEKS ENDED          YEAR ENDED
                                        JANUARY 1,   DECEMBER 31,   DECEMBER 31,
                                          2000           1998           1997
                                     ______________  ____________  ____________
CASH PROVIDED BY (USED IN):
Operating Activities:
 Loss from continuing operations      $(20,283,376)  $ (4,591,842) $ (2,887,913)
  Adjustments to reconcile loss from
  continuing operations to net cash
  provided by (used in) continuing
  operations:
   Depreciation and amortization         8,595,994      8,344,631     8,226,180
   Provision for write down of
    impaired assets                      2,980,132              -             -
   Provision for losses on accounts
    receivable                             801,346         41,580       648,140
   Deferred income taxes                  (360,048)    (3,495,323)     (564,540)
   Provision for warranty costs            263,845        330,910       742,764
   Unrealized loss on trading
    securities                             580,000              -             -
  Changes in operating assets and
  liabilities:
   Accounts receivable                   4,944,478      3,403,964     4,259,812
   Inventories                           3,765,861     (2,246,508)       36,007
   Other assets - net                      808,786        425,764      (247,476)
   Accounts payable                       (389,978)      (143,182)      433,057
   Other liabilities - net              (3,920,806)     1,595,244     4,862,623
   Warranty costs paid                    (263,845)      (330,910)     (430,764)
   Foreign currency transaction loss       806,960         19,418       927,356
                                      ____________   ____________  ____________
Net Cash Provided by (Used in)
 Continuing Operations                  (1,670,651)     3,353,746    16,005,246

Discontinued operations:
 Income (loss) from discontinued
  operations                               170,126       (853,001)   (3,790,545)
 Changes in operating assets and
  liabilities                            1,721,341       (313,050)   10,797,753
Net Cash Provided by (Used in)        ____________   ____________  ____________
 Discontinued Operations                 1,891,467     (1,166,051)    7,007,208

Net Cash Provided by Operating        ____________   ____________  ____________
 Activities                                220,816      2,187,695    23,012,454

Investing Activities:
 Investment in NeoMedia                 (2,000,000)             -             -
 Additions to property, plant and
  equipment                             (7,916,690)    (6,460,646)   (7,470,742)
 Proceeds from sale of building                  -              -     4,200,000
 Purchase of short-term investments    (10,688,437)   (19,410,316)  (10,098,309)
 Sale or maturity of short-term
  investments                           11,340,724     19,300,427    15,779,983
Net Cash Provided by (Used in)        ____________   ____________  ____________
 Investing Activities                   (9,264,403)    (6,570,535)    2,410,932

Financing Activities:
 Cash dividends paid                             -     (5,291,210)   (7,917,972)
 Proceeds from bank borrowings           9,000,000     11,000,000    12,400,000
 Repayment of bank borrowings           (9,500,000)    (5,000,000)  (18,400,000)
 Proceeds from sale of Class A common
  stock                                     45,846        323,861       102,743
Net Cash Provided by (Used in)        ____________   ____________  ____________
 Financing Activities                     (454,154)     1,032,651   (13,815,229)

Effect of exchange rate changes on
 cash and cash equivalents                (440,455)       330,624      (574,863)
Increase (decrease) in cash and cash  ____________   ____________  ____________
 equivalents                            (9,938,196)    (3,019,565)   11,033,294
Cash and cash equivalents at beginning
 of year                                22,781,212     25,800,777    14,767,483
Cash and Cash Equivalents at End      ____________   ____________  ____________
 of Year                              $ 12,843,016   $ 22,781,212  $ 25,800,777
                                      ============   ============  ============

See notes to consolidated financial statements.

                                     [8]


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A.T. CROSS COMPANY & SUBSIDIARIES

January 1, 2000


NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of A.T. Cross Company and its subsidiaries (the "Company"). Upon consolidation, all material intercompany accounts and transactions are eliminated.

Reclassification of Prior Years' Financial Statements: Certain amounts in prior years have been reclassified in order to permit comparison to fiscal 1999 and to present timepieces as a discontinued operation.

Accounting for Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make assumptions that affect the estimates reported in these consolidated financial statements. Actual results may differ from these estimates.

Revenue Recognition: Revenue from sales is recognized upon shipment or delivery of goods. Provision is made at the time the related revenue is recognized for estimated product returns, term discounts and rebates.

Change of Accounting Periods: To facilitate the implementation of a standardized worldwide reporting system, as of January 1, 1999 the Company changed from a calendar quarter and year end closing schedule to a 13 week quarter end close and a 52/53 week fiscal year close. This change did not have a material impact on sales or results of operations in fiscal 1999 as compared to fiscal 1998.

Industry Segments and Nature of Operations: The Company has two reportable segments, quality writing instruments and pen-based computing products. The Company manufactures quality writing instruments, principally ball-point pens, fountain pens, selectip rolling ball pens and mechanical pencils, and sells and distributes them to retailers and wholesale distributors throughout the world. Pen-based computing products are manufactured and distributed, principally in the United States, through the Company's Pen Computing Group ("PCG"). During fiscal year 2000, the Company expects to launch NetPen, which will link print media to the internet. The accounting policies of these segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based upon profit or loss from operations before income taxes. Interest and other is included in the quality writing instruments segment. The Company's reportable segments are strategic business units that offer different product lines. They are managed separately as each unit requires different technologies and marketing strategies.

Cash Equivalents and Short-Term Investments: The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents. Short-term investments are stated at fair market value and consist of interest-bearing investments with a remaining maturity of greater than three months when purchased. At January 1, 2000 and December 31, 1998 short-term investments include time deposits, certificates of deposit, municipal bonds and U.S. Government Agency bonds and treasury notes ("trading securities"). Cash equivalents and short-term investments are placed only with high-credit quality financial institutions. At January 1, 2000 and December 31, 1998, approximately 51% and 47%, respectively, of the Company's cash, cash equivalents and short-term investments were placed with one financial institution.

Investments in Marketable Securities: The Company considers its investment in NeoMedia Technologies, Inc. as available-for-sale and carries the investment at market value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are included in Accumulated other comprehensive income (loss), which is reflected in shareholders' equity.

Inventories: Domestic writing instrument inventories are priced at the lower of last-in, first-out ("LIFO") cost or market. The remaining inventories are priced at the lower of first-in, first-out ("FIFO") cost or market.

Property, Plant and Equipment, and Related Depreciation: Property, plant and equipment are stated on the basis of cost. Provisions for depreciation are computed using a combination of accelerated and straight-line methods, which are intended to depreciate the cost of such assets over their estimated useful lives, which range from three to thirty years.

Barter Transactions: The Company periodically enters into barter transactions for advertising credits. The advertising credits are valued at the lower of the net book value or fair market value of the assets exchanged or the fair market value of the advertising credits received and are included in Other current assets. At the end of fiscal 1999 and 1998 the carrying amount of these credits approximated $16,000 and $1,300,000, respectively. No new barter transactions were entered into in fiscal 1999.

Derivatives: The Company has a program in place to manage foreign currency risk. As part of that program, the Company can enter into foreign currency exchange contracts to hedge anticipated foreign currency transactions or commitments, primarily purchases of materials and products from foreign suppliers, and certain foreign currency denominated balance sheet positions.
The terms of the contracts generally correspond with the dates of the anticipated foreign currency transactions. Realized and unrealized gains and losses on those contracts intended to hedge specific foreign currency transactions or commitments are deferred and accounted for as part of the transaction, while gains and losses on other contracts are included in Net Loss. Foreign currency exchange losses are included in Selling, general and administrative expenses and approximated $760,000, $599,000 and $1,060,000 in fiscal 1999, 1998 and 1997, respectively.

Commitments: To reduce its exposure to fluctuating gold prices, the Company enters into gold purchase commitments with a third party. These contracts require the Company to purchase a specified quantity of gold bullion at a fixed price in the future and to pay a monthly fee on the total value of each contract. The rate of the fee on each contract is selected from a pool of available rates related to the federal funds rate or the London Interbank Offering Rate (LIBOR). At January 1, 2000, the total contract prices of outstanding gold purchase commitments amounted to approximately $1,100,000.
  The Company incurs royalty expense related to the sale of certain PCG products. These royalties are paid to suppliers of certain software and hardware components, principally for its iPen, CrossPad and CrossPadXP products.

                                     [9]


Marketing Support Costs: The costs of marketing support (including advertising) are charged to expense as incurred and amounted to $17,462,000, $23,876,000 and $22,798,000 for the years ended January 1, 2000, December 31, 1998 and 1997, respectively. Accrued marketing support expenses were $4,200,000 and $5,500,000 for fiscal 1999 and 1998, respectively, and are included in Accrued expenses and other liabilities.

Warranty Costs: The Company's writing instruments are sold with a full warranty of unlimited duration against mechanical failure, while PCG products are sold with a one-year limited warranty. Estimated warranty costs are accrued at the time of sale. Discretionary product repair and replacement costs, not related to mechanical failure, are included in Service and distribution costs.

Net Income (Loss) Per Share: Net Income (Loss) Per Share is computed based upon the weighted average number of shares of Class A and Class B common stock outstanding during the year. Basic and Diluted Earnings (Loss) Per Share are presented in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." Common stock equivalents, comprised of stock options and restricted stock, have been excluded from the computation of diluted earnings per share because of their anti-dilutive effect for all periods presented.

Comprehensive Income (Loss): The Company adopted SFAS No. 130, "Reporting Comprehensive Income" in fiscal 1998. SFAS No. 130 requires the reporting of comprehensive income, which, in the case of the Company, is the combination of reported net income (loss), unrealized gain on investments designated as available-for-sale and the change in foreign currency translation adjustment, which are components of shareholders' equity. The adoption of SFAS No. 130 had no impact on the Company's results of operations.

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

Goodwill: Goodwill and other acquisition costs are being amortized on a straight-line basis over a period of 20 years. Goodwill is evaluated for impairment using the methodology described in "Long-Lived Assets."

New Accounting Pronouncement: During 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 was not required to be implemented until fiscal year 2000. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statment No. 133 - an Amendment of FASB Statement No. 133." SFAS No. 137 delayed the original implementation date of SFAS No. 133 by one year. This will require that the Company implement this statement in fiscal year 2001. Since its requirements are complex and its scope far reaching, the Company has not completed its evaluation of the impact of this standard on its consolidated financial statements.


NOTE B - INVENTORIES
Domestic writing instrument inventories, approximating $5,695,000 and $5,022,000 at January 1, 2000 and December 31, 1998, respectively, are priced at the lower of LIFO cost or market. The remaining inventories are priced at the lower of FIFO cost or market. If the FIFO method of inventory valuation had been used for those inventories priced using the LIFO method, inventories would have been approximately $11,227,000 and $11,788,000 higher than reported at January 1, 2000 and December 31, 1998, respectively. The Company believes the LIFO method of inventory valuation ordinarily results in a more appropriate matching of its revenues to their related costs, since current costs are included in cost of goods sold, and distortions in reported income due to the effect of changing prices are reduced.


NOTE C - COMMON STOCK
The Class A and Class B common stock are identical, except for differences with respect to certain voting rights. Shareholders are entitled to share equally in dividends that may be declared by the Board of Directors and, upon liquidation, to share ratably in any assets that remain available for distribution on the Class A and Class B common stock. Holders of Class A common stock are limited to the election of one-third of the number of directors.

                                     [10]


NOTE D - OMNIBUS INCENTIVE PLAN (THE "OI PLAN")
The Company's OI Plan permits the Compensation Committee to grant various long-term incentive awards, generally equity based, to officers and key employees from one pool of reserved shares. The OI Plan provides for grants of awards, including but not limited to, Incentive Stock Options, at not less than the full market value on the date of grant (except in the case of a shareholder possessing more than 10% of the total combined voting power of all classes of Company stock, in which case the exercise price shall not be less than 110% of the fair market value on the date of grant) and Non-Qualified Stock Options, at an exercise price determined by the Compensation Committee; Stock Appreciation Rights, which are rights to receive an amount equal to the increase, between the date of grant and the date of exercise, in the fair market value of the number of shares of common stock subject to the Stock Appreciation Right; shares of Restricted Stock, which are common shares that have certain conditions attached to them, which must be satisfied in order to have unencumbered rights to the Restricted Stock; and Performance Awards, which are awards in common shares or cash. The OI Plan has no definite expiration date but may be terminated by the Board of Directors at any time. Incentive Stock Options may not be granted for a term longer than ten years from the date of grant (five years in the case of a shareholder possessing more than 10% of the total combined voting power of all classes of Company stock). At January 1, 2000 there were 150,000 shares of Restricted Stock outstanding under the OI Plan. Compensation expense recognized in fiscal year 1999 for Restricted Stock under the OI Plan amounted to $180,929. In addition to Restricted Stock, the only other awards granted under the OI Plan in fiscal 1999 were Stock Options, as described below.

  Stock Option activity during the three years ended January 1, 2000 was as follows:
                                               WEIGHTED AVERAGE    SHARES
Stock Option Plan:                    OPTIONS   PRICE PER SHARE   RESERVED
                                     _________ ________________  _________
Outstanding at January 1, 1997       1,561,371      $ 17.01      2,013,619
  Granted                              809,406      $  9.91              -
  Canceled                            (982,033)     $ 16.50              -
                                     _________                   _________
Outstanding at December 31, 1997     1,388,744      $ 16.28      2,013,619
  Additional Shares Reserved                 -            -        200,000
  Granted                              585,762      $  7.82              -
  Exercised                            (27,168)     $ 10.49        (27,168)
  Canceled                            (202,153)     $ 14.27              -
                                     _________                   _________
Outstanding at December 31, 1998     1,745,185      $ 13.27      2,186,451
  Restricted Stock Grants                    -            -       (150,000)
  Granted                              587,783      $  4.62              -
  Canceled                            (297,470)     $ 11.54        (30,050)
                                     _________                   _________
Outstanding at January 1, 2000       2,035,498      $  8.92      2,006,401
                                     =========                   =========


The following table contains summary information about the stock options outstanding at January 1, 2000:
                              OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                _______________________________________________  ____________________________
   RANGE OF       NUMBER     WEIGHTED AVERAGE  WEIGHTED AVERAGE    NUMBER    WEIGHTED AVERAGE
EXERCISE PRICES OUTSTANDING REMAINING YEARS OF  EXERCISE PRICE   EXERCISABLE  EXERCISE PRICE
                             CONTRACTUAL LIFE
_______________ ___________ __________________ ________________ ____________ ________________
$ 4.34 - $ 4.34     33,683         9.75             $ 4.34                -       $    -
$ 4.56 - $ 4.56    500,000         9.87             $ 4.56                -       $    -
$ 4.75 - $ 5.88     54,100         9.91             $ 5.34           10,840       $ 5.06
$ 6.06 - $ 6.06    425,216         8.93             $ 6.06          289,001       $ 6.06
$ 6.19 - $ 9.69    200,800         7.93             $ 9.02          195,970       $ 9.09
$ 9.97 - $ 9.97    304,561         7.93             $ 9.97          304,561       $ 9.97
$10.00 - $15.19    348,327         5.14             $13.49          348,327       $13.49
$15.44 - $22.33    159,239         2.27             $19.41          159,239       $19.41
$23.91 - $23.91      4,872         1.81             $23.91            4,872       $23.91
$24.81 - $24.81      4,700         1.94             $24.81            4,700       $24.81
                 _________                                        _________
$ 4.34 - $24.81  2,035,498         7.75             $ 8.92        1,317,510       $11.12
                 =========                                        =========

                                     [11]



The Company also has an Employee Stock Purchase Plan (the "ESP Plan"), allowing eligible employees, other than officers and directors, to purchase shares of the Company's Class A common stock at 10% less than the mean between the high and low prices of the stock on the date of purchase. A maximum of 320,000 shares is available under the ESP Plan and the aggregate number of shares reserved was 120,956, 129,074 and 136,416 at January 1, 2000, December 31, 1998 and 1997,
respectively. In addition, the Company has a Restricted Stock Plan under which 10,849 shares of the Company's Class A common stock issued to certain executives in 1996 remained outstanding at January 1, 2000. The Company failed to achieve the related operating targets during the restriction period, which ended with the fiscal 1999 operating results, and as such, those shares will revert back to the Company in the first quarter of fiscal 2000.
  The Company applies Accounting Principles Board Opinion No. 25 to account for its stock option plans. Accordingly, pursuant to the terms of the stock option plans, no compensation cost has been recognized. However, if the Company had determined compensation cost for stock option grants issued during fiscal 1999, 1998 and 1997 under the provisions of SFAS No. 123, the Company's Net Loss and Net Loss Per Share would have been negatively impacted by approximately $1,048,000 ($0.06 per share), $778,000 ($0.05 per share) and $1,485,000 ($0.09 per share), respectively.

  The fair value of each stock option granted in fiscal 1999, 1998 and 1997 under the Company's stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model.  The following key assumptions were used to value grants issued for each of the following years:
           WEIGHTED
            AVERAGE          AVERAGE                     DIVIDEND
        RISK-FREE RATE    EXPECTED LIFE    VOLATILITY     YIELD
1999         5.00%          5.0 years        53.17%        0.0%
1998         5.00%          5.0 years        41.50%        3.3%
1997         5.00%          5.0 years        34.70%        3.0%

  The weighted average fair values per share of stock options granted during fiscal 1999, 1998 and 1997 were $2.38, $2.05 and $2.85, respectively. It should be noted that the option-pricing model used was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of up to ten years. However, management believes that the assumptions used and the model applied to value the awards yields a reasonable estimate of the fair value of the grants made under the circumstances.


NOTE E - EMPLOYEE BENEFIT PLANS
During 1998, the Company adopted the provisions of SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits." The Company has a non-contributory defined benefit pension plan and a defined contribution retirement plan (consisting of a savings plan and a non-contributory profit sharing plan), which cover substantially all domestic employees. The Company's contributions to the savings plan in fiscal 1999, 1998 and 1997 were $626,000, $673,000 and $720,000, respectively. There were no profit sharing plan contributions during this three-year period. The Company also maintains an unfunded excess benefit plan for certain key executives. Employees of non-U.S. subsidiaries generally receive retirement benefits from company sponsored defined benefit or defined contribution plans or from statutory plans administered by governmental agencies in their countries. The Company does not provide its employees with any postretirement benefits other than those described above.
  Benefits under the defined benefit plans are based on the employee's years of service and compensation, as defined. The Company's funding policy is consistent with applicable local laws and regulations.

  The following table sets forth the defined benefit plans' combined funded status and amounts recognized in the Company's consolidated balance sheet at the end of each fiscal year:
                                             1999         1998         1997
                                         ___________  ___________  ___________
Change in Projected Benefit Obligation
Benefit obligation at end of prior year  $33,645,000  $30,402,000  $26,546,000
Service cost                               1,675,000    1,793,000    1,795,000
Interest cost                              2,005,000    1,995,000    1,943,000
Participant contributions                      8,000       18,000       16,000
Amendments                                   146,000            -            -
Actuarial loss (gain)                     (4,949,000)     145,000      737,000
Benefits paid                               (780,000)    (708,000)    (635,000)
                                         ___________  ___________  ___________
Benefit obligation at end of year        $31,750,000  $33,645,000  $30,402,000

                                     [12]


NOTE E - EMPLOYEE BENEFIT PLANS (CONTINUED)

                                             1999         1998         1997
                                         ___________  ___________  ___________
Change in Plan Assets
Fair value of plan assets at end of
 prior year                              $35,432,000  $29,099,000  $22,870,000
Actual return on plan assets               4,611,000    6,014,000    6,040,000
Employer contributions                       281,000    1,009,000      808,000
Participant contributions                      7,000       18,000       16,000
Benefits paid                               (780,000)    (708,000)    (635,000)
                                         ___________  ___________  ___________
Fair value of plan assets at end of year $39,551,000  $35,432,000  $29,099,000

Funded Status
Excess (deficiency) of plan assets
 over projected benefit obligation       $ 7,801,000  $ 1,787,000  $(1,303,000)
Unrecognized net transition obligation       434,000      467,000      387,000
Unrecognized prior service cost              597,000      542,000      548,000
Unrecognized net actuarial gain          (16,485,000) (10,165,000)  (6,443,000)
Accrued pension cost (included in
 Contributions payable to employee       ___________  ___________  ___________
  benefit plans)                         $(7,653,000) $(7,369,000) $(6,811,000)

Components of Net Periodic Benefit Cost
Service cost                             $ 1,693,000  $ 1,754,000  $ 1,831,000
Interest cost                              2,026,000    1,976,000    1,973,000
Expected return on plan assets            (2,608,000)  (2,137,000)  (1,856,000)
Amortization of net transition obligation    (55,000)     (53,000)     (50,000)
Amortization of prior service cost            50,000       43,000       43,000
Recognized net actuarial gain               (327,000)     (34,000)      (9,000)
                                         ___________  ___________  ___________
Net periodic benefit cost                $   779,000  $ 1,549,000  $ 1,932,000

Weighted Average Assumptions
Discount rate                                  7.50%        6.75%        7.00%
Expected return on plan assets                 9.00%        9.00%        9.00%
Rate of compensation increase                  4.00%        4.00%        4.00%


NOTE F - INCOME TAXES FROM CONTINUING OPERATIONS

The provision (benefit) for income taxes from continuing operations consists of the following:
                                             1999         1998         1997
Currently (Receivable) Payable:
 Federal                                 $   300,863  $  (569,778) $(1,639,277)
 State                                        11,500            -            -
 Foreign                                     286,685      476,368      648,817
                                         ___________  ___________  ___________
                                             599,048      (93,410)    (990,460)
Deferred:
 Federal                                    (360,048)  (4,015,786)     274,454
 State                                             -    1,637,196     (838,994)
 Foreign                                           -            -            -
                                         ___________  ___________  ___________
                                            (360,048)  (2,378,590)    (564,540)
                                         ___________  ___________  ___________
                                  Total  $   239,000  $(2,472,000) $(1,555,000)
                                         ===========  ===========  ===========

A deferred income tax benefit relating to discontinued operations of approximately $1,117,000 was recorded in fiscal 1998.

                                     [13]


NOTE F - INCOME TAXES FROM CONTINUING OPERATIONS (CONTINUED)

The reconciliation of income taxes computed at the statutory federal income tax rate to the provision (benefit) for income taxes from continuing operations is as follows:
                                             1999         1998         1997
                                         ___________  ___________  ___________
Statutory federal income tax benefit     $(7,015,532) $(2,472,344) $(1,555,020)
State income tax expense (benefit),
  less federal tax benefit                     7,475    1,064,178     (459,389)
Foreign operations                         2,142,407      506,779    1,411,973
Deferred tax on undistributed foreign
 earnings not indefinitely reinvested      5,250,000            -            -
Benefit of Foreign Sales Corporation        (112,468)  (1,160,285)    (506,000)
Miscellaneous                                (32,882)    (410,328)    (446,564)
                                         ___________  ___________  ___________
Provision (Benefit) for Income Taxes     $   239,000  $(2,472,000) $(1,555,000)
                                         ===========  ===========  ===========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 1, 2000
(fiscal 1999) and December 31, 1998 are presented below:
                                             1999         1998
                                         ___________  ___________
Current Deferred Tax Assets and
Liabilities:
 Assets:
   Additional costs inventoried for tax
   purposes and inventory reserves not
   deductible for tax purposes           $ 4,401,044  $ 3,087,815
   Excess benefit plan                     1,669,421    1,441,137
   Accrued pension costs                   2,017,658    1,873,122
   Net operating loss carryforward         4,146,250            -
   Other                                     923,886      538,802
                                         ___________  ___________
                                          13,158,259    6,940,876
   Less valuation allowance               (1,534,995)  (1,169,130)
                                         ___________  ___________
Current Deferred Tax Assets               11,623,264    5,771,746
 Liabilities:
   Undistributed foreign earnings not
     indefinitely reinvested               3,500,000            -
   Unrealized gain on available-for-sale
     securities                              134,000            -
   Other                                     420,547      352,741
                                         ___________  ___________
Current Deferred Tax Liabilities           4,054,547      352,741
                                         ___________  ___________
Net Current Deferred Tax Asset           $ 7,568,717  $ 5,419,005

Long-Term Deferred Tax Assets and
 Liabilities:
 Assets:
   Intangible assets                         747,588      751,072
   Accrued warranty costs                  2,383,117    2,383,117
   Alternative minimum tax credit
     carryforward                            673,902      448,957
   Net operating loss carryforward         3,363,887    3,240,595
   Other                                     219,184      238,202
                                         ___________  ___________
                                           7,387,678    7,061,943
   Less valuation allowance               (3,363,887)  (2,482,829)
                                         ___________  ___________
Long-Term Deferred Tax Assets              4,023,791    4,579,114
 Liabilities:
   Property, plant and equipment,
     principally due to differences in
     depreciation                          1,299,930    1,681,589
   Undistributed foreign earnings not
     indefinitely reinvested               1,750,000            -
                                         ___________  ___________
Long-Term Deferred Tax Liabilities         3,049,930    1,681,589
                                         ___________  ___________
Net Long-Term Deferred Tax Asset         $   973,861  $ 2,897,525
                                         ___________  ___________
Net Deferred Tax Asset                   $ 8,542,578  $ 8,316,530
                                         ===========  ===========

                                     [14]


NOTE F - INCOME TAXES FROM CONTINUING OPERATIONS (CONTINUED)

The Company's wholly-owned subsidiary, A.T. Cross Limited ("ATCL"), is not subject to the Republic of Ireland statutory income tax rate. Until the year 2003 when the Irish statutory rate is reduced to 12.5% on most types of income, ATCL is subject to the 10% rate on profits from sales of Irish manufactured goods, as defined. While this lower tax rate did not affect the fiscal 1999 tax provision, it reduced income tax expense and changed net income (loss) by approximately $161,000 ($0.01 per share) in fiscal 1998, and $730,000 ($0.04 per share) in fiscal 1997.
  At January 1, 2000 and December 31, 1998 undistributed earnings of foreign subsidiaries amounted to approximately $64,553,000 and $69,267,000, respectively (including approximately $29,000,000 in 1999 and $38,000,000 in 1998 of cash, cash equivalents and short-term investments). These earnings could become subject to additional tax if they are remitted as dividends, if foreign earnings are lent to the Company or a U.S. affiliate or if the Company should sell its stock in the subsidiaries. At January 1, 2000, the Company determined that approximately $15,000,000 in undistributed earnings are no longer considered to be invested indefinitely. Accordingly, during the fourth quarter of fiscal 1999, the Company provided tax expense of and increased deferred tax liabilities by $5,250,000, which represents the estimated tax associated with such undistributed earnings. The amount of additional taxes that might be payable on the remainder of the undistributed foreign earnings of $49,553,000 approximates $14,914,000, which has not been recorded because it is the Company's intention to permanently invest the remainder of the undistributed earnings of its foreign subsidiaries in the growth of business outside the United States.
  At January 1, 2000, the Company had Federal net operating loss carryforwards of $11,846,429, which begin to expire in 2018. State net operating loss carryforwards of $29,826,066 begin to expire in 2004. The Company also has Federal alternative minimum tax credit carryforwards of $673,902, which will carry forward to future taxable years with no expiration. In addition, for Federal income tax purposes, the Company has foreign tax credit carryforwards of $22,854, which expire in 2003. The Company also has general business credit carryforwards of $100,000, which expire in 2018. Net operating loss carryforwards for certain foreign subsidiaries were approximately $6,363,926 for tax purposes. A portion of these losses begin to expire in 2000. A valuation allowance has been provided for those foreign and state net operating losses and temporary differences, which are estimated to expire before they are utilized. The increase in the valuation allowance of $1,246,923 in fiscal 1999 primarily related to changes in the foreign and state net operating losses.
  Income taxes paid (refunded), net, in fiscal 1999, 1998 and 1997 were approximately $195,000, $(1,886,000) and $279,000, respectively.


NOTE G - SEGMENT  INFORMATION

The following table sets forth segment information for the Company for the years ended January 1, 2000 and December 31, 1998 and 1997:
                                          QUALITY   PEN-BASED
                                          WRITING   COMPUTING
                                        INSTRUMENTS  PRODUCTS    TOTAL
(THOUSANDS OF DOLLARS)                  ___________ _________  _________
1999:
Revenues from external customers         $ 123,861  $   3,133  $ 126,994
Depreciation and amortization                7,931        665      8,596
Segment profit (loss)                        4,264    (24,308)   (20,044)
Segment assets                             132,656      3,026    135,682
Expenditures for long-lived assets          11,934      1,160     13,094

1998:
Revenues from external customers         $ 127,935  $  24,848  $ 152,783
Depreciation and amortization                7,735        610      8,345
Segment profit (loss)                        2,291     (9,355)    (7,064)
Segment assets                             139,210     14,366    153,576
Expenditures for long-lived assets           5,550      1,605      7,155

1997:
Revenues from external customers         $ 152,429  $   1,657  $ 154,086
Depreciation and amortization                8,133         93      8,226
Segment profit (loss)                        1,285     (5,728)    (4,443)
Segment assets                             150,295      5,276    155,571
Expenditures for long-lived assets           6,751      1,790      8,541

Reconciliations                            1999       1998       1997
                                         _________  _________  _________
ASSETS:
Total assets from reportable segments    $ 135,682  $ 153,576  $ 155,571
Other assets from discontinued operations    1,040      2,761      2,448
                                         _________  _________  _________
             Total Consolidated Assets   $ 136,722  $ 156,337  $ 158,019
                                         =========  =========  =========

                                     [15]


NOTE G - SEGMENT  INFORMATION (CONTINUED)

Geographic Information
                                            1999       1998       1997
                                         _________  _________  _________
REVENUES:
United States                            $  61,641  $  87,387  $  79,012
Foreign countries                           65,353     65,396     75,074
                                         _________  _________  _________
            Total Consolidated Revenues
             from Continuing Operations  $ 126,994  $ 152,783  $ 154,086
                                         =========  =========  =========

Revenues are attributed to countries based on the location of customers.

<CAPTION
                                            1999       1998       1997
                                         _________  _________  _________
LONG-LIVED ASSETS:
United States                            $  34,908  $  31,688  $  33,464
Ireland                                      6,015      7,674      7,369
Other foreign countries                      1,065      1,099        727
                                         _________  _________  _________
Total Consolidated Long-Lived Assets     $  41,988  $  40,461  $  41,560
                                         =========  =========  =========


NOTE H - LINE OF CREDIT
At January 1, 2000, the Company had an unsecured line of credit agreement with a bank under which it may borrow up to $25,000,000. Any amounts borrowed under the agreement are payable on demand and bear interest at one percent per annum in excess of the LIBOR (5.8% at January 1, 2000). The agreement is cancelable at any time by the Company or the bank. The highest amount borrowed at any time during the year was $9,800,000. Interest paid and expensed in fiscal 1999, 1998 and 1997 was $341,000, $246,000 and $177,000, respectively, and is included in Interest and other.
  On February 9, 2000, the Company entered into a new line of credit agreement. As part of the new agreement, the Company provided the bank with a security interest in certain U.S. inventory, accounts receivable and machinery and equipment, for the $25,000,000 line of credit. In addition, the Company is now required to maintain certain covenants, the most restrictive of which limits the Company's ability to incur additional debt.


NOTE I - FINANCIAL INSTRUMENTS

The table below details the U.S. dollar equivalent of foreign exchange contracts as of January 1, 2000 and December 31, 1998, along with maturity dates and net unrealized gain (loss) deferred.
(THOUSANDS OF DOLLARS)

                  CONTRACT AMOUNT  MATURITY UNREALIZED GROSS   NET UNREALIZED
                 U.S. $ EQUIVALENT   DATE      GAIN (LOSS)  GAIN (LOSS) DEFERRED
                 _________________  ______    ____________  ____________________
JANUARY 1, 2000
Euro                  $ 3,862        2000        $   -             $   -
Japanese Yen            2,911        2000            -                 -
Canadian Dollars          753        2000            -                 -
Hong Kong Dollars       1,899        2000            -                 -
Taiwan Dollars          1,714        2000            -                 -
                      _______                    _____             _____
             Total    $11,139                    $   -             $   -
                      =======                    =====             =====

DECEMBER 31, 1998
French Francs         $   787        1999        $   -             $   -
Spanish Pesetas         2,915        1999            -                 -
Italian Lira            1,480        1999            -                 -
Japanese Yen            3,982        1999            -                 -
Canadian Dollars          454        1999            -                 -
Hong Kong Dollars       1,667        1999          (11)                -
Taiwan Dollars          1,207        1999          (35)                -
                      _______                    _____             _____
             Total    $12,492                    $ (46)            $   -
                      =======                    =====             =====

  The fair value of cash, cash equivalents, short-term investments and note payable to bank approximates its recorded amount. The fair value of forward foreign exchange contracts was approximately $0 and $(46,000) at January 1, 2000 and December 31, 1998, respectively.

                                     [16]


NOTE J - DISCONTINUED OPERATIONS

Timepieces:

During the third quarter of fiscal 1999, the Company discontinued operations of its timepiece segment when it entered into a license agreement with SBIamerica for the worldwide distribution of the Cross brand of timepieces. The Company recorded an after-tax loss of $1,326,000 for the year ended January 1, 2000 in connection with the discontinuation of this segment. The Company recorded a loss on disposal before income taxes of approximately $866,000 and an income tax benefit related to this disposal of approximately $408,000, for the year ended January 1, 2000. The net assets of timepieces, which have been reclassified to Other current assets and consisted primarily of inventory, approximated $1,000,000 at January 1, 2000 and $2,800,000 at December 31, 1998.

  The following table sets forth summary information relating to timepieces:
                            39 Weeks Ended    Year Ended        Year Ended
                           October 2, 1999 December 31, 1998 December 31, 1997
                           _______________ _________________ _________________
Net sales                    $    14,404      $   942,376       $   629,700
Costs and expenses             1,187,536        4,798,684         2,890,245
                             ___________      ___________       ___________
Operating Loss Before
 Income Tax Benefit           (1,173,132)      (3,856,308)       (2,260,545)
Income tax benefit relating
 to operations                  (305,132)      (1,350,000)         (791,000)
                             ___________      ___________       ___________
Operating Loss               $  (868,000)     $(2,506,308)      $(1,469,545)
                             ===========      ===========       ===========

Manetti-Farrow:

In 1997, the Company discontinued the distribution of quality leather goods and accessory products of its Manetti-Farrow, Inc. subsidiary. The Company recorded an after-tax loss of $2,321,000, or $0.14 per share, in the six-month period ended June 30, 1997 in connection with the discontinuation of this segment. The Company recorded a loss on disposal before income taxes of approximately $3,600,000 and an income tax benefit related to this disposal of approximately $1,261,000 for the year ended December 31, 1997. Sales from the measurement date, June 30, 1997, to December 31, 1997 were approximately $8,800,000.

  The following table sets forth summary information relating to Manetti-Farrow:
                                     Six Months Ended
                                       June 30, 1997
                                     ________________
Net sales                              $ 5,579,330
Costs and expenses                       5,550,020
                                       ___________
Operating Income Before Income Taxes        29,310
Income taxes relating to operations         10,944
                                       ___________
Operating Income                       $    18,366
                                       ===========

During the second quarter of fiscal 1998, the Company recorded after-tax income from discontinued operations of $1,653,000. The Company reached a settlement with the U.S. Customs Service regarding a claim filed on the amount of duty charged in prior years on the importation of certain products by its discontinued subsidiary, Manetti-Farrow, Inc. After taxes and after expenses the settlement was approximately $1,116,000. In addition, the Company recorded after-tax income of approximately $537,000 in fiscal 1998 in connection with the final liquidation and disposition of Manetti-Farrow's remaining net assets.
  In the first quarter of fiscal 1999, the Company recorded after-tax income from discontinued operations of $1,496,000. This was the result of a payment the Company's Manetti-Farrow subsidiary received from the U.S. Customs Service regarding a previously filed claim on the amount of duty charged on the importation of certain products.

                                     [17]


NOTE K - IMPAIRMENT OF LONG-LIVED ASSETS
Due to the continued and significant losses incurred by the PCG segment, the Company decided to discontinue its line of CrossPad products. During the fourth quarter of 1999, the Company recorded a loss on impairment of PCG segment assets of $2,980,132. The impaired assets were comprised of certain intangible assets, primarily license agreements, patents and trademarks, and other long-lived assets, notably manufacturing equipment for CrossPads. Due to the specialized nature of the equipment, the Company has determined that these assets are fully impaired.


NOTE L - INVESTMENT IN NEOMEDIA TECHNOLOGIES, INC. ("NEOMEDIA")
In the second quarter of 1999, the Company entered into an agreement with NeoMedia Technologies, Inc. pursuant to which the Company has the exclusive right, in certain market segments, to bundle and sell NeoMedia's NeoLink_ software with the Cross NetPen. NetPen is a pen-based scanning application that will scan and store specifically coded data found in a variety of print media. The NetPen, bundled with the NeoLink software, will form an information retrieval system to quickly download previously scanned web sites directly to a personal computer without the need for search engines or complex Uniform Resource Locators (URLs). Pursuant to the agreement with NeoMedia, the Company agreed to advance $2,000,000 to NeoMedia in exchange for a convertible promissory note. Pursuant to the terms of the promissory note, the Company had the option to convert the note into shares of NeoMedia common stock. During the third quarter of 1999, the Company converted the $2,000,000 promissory note into approximately 500,000 shares of NeoMedia common stock at the agreed upon conversion price of $4 per share. The Company has classified these shares as available-for-sale securities and has recorded them in Other current assets. At January 1, 2000, the market value of these securities was approximately $2,400,000. The unrealized gain on this investment has been recorded, net of tax, as part of Accumulated other comprehensive loss. As additional consideration, NeoMedia issued to the Company warrants to purchase 200,000 shares of NeoMedia common stock, at prices ranging from $5 to $7 per share, exercisable for a period of five years following February 18, 1999. These warrants were out of the money at January 1, 2000.
  During February 2000, the Company sold 400,000 shares of NeoMedia common stock, generating approximately $4,463,000 of proceeds and a pre-tax realized gain of approximately $2,863,000.


NOTE M - ACQUISITION OF SELECTED ASSETS OF C&J JEWELRY
During the third quarter of fiscal 1999, the Company completed the acquisition of selected assets of C&J Jewelry Company, Inc. ("C&J"). These assets are being utilized primarily for the manufacture of writing instruments for a well known luxury goods retailer. The acquisition is part of a strategy to leverage the Company's core manufacturing capabilities as an original equipment manufacturer of writing instruments. In consideration, the Company assumed $2,800,000 of C&J indebtedness and issued approximately 381,000 shares of the Company's Class A common stock. Of these, approximately 349,000 shares are to be held in escrow over the next 12 and 24 months until certain restrictions lapse. The excess of the purchase price (approximately $4,500,000) over the fair value of the assets acquired (approximately $600,000, consisting primarily of inventory and fixed assets) will be amortized on a straight-line basis over a 20-year period.
  The results of this business are not material to the Company's fiscal 1999 consolidated results of operations and, accordingly, pro forma data has been omitted.


NOTE N - CONTINGENCIES
On December 21, 1998, the Company received a Letter of Responsibility ("LOR") from the Rhode Island Department of Environmental Management ("DEM"). The LOR stated that analytical results indicated elevated levels of volatile organic compounds in a well located on the Company's property and requested that the Company conduct a site investigation to identify the source. The Company retained an environmental consulting firm to perform the site investigation and develop remedial action alternatives. The Company has had discussions with DEM regarding these remediation proposals and anticipates that remediation activities will commence in the spring of 2000. The current estimated cost of these activities is approximately $200,000 and has been recorded in the fiscal 1999 consolidated financial statements.
  The Company is involved in various litigation and legal matters, which have arisen in the ordinary course of business. Management believes that the ultimate resolution of any existing matter will not have a material adverse effect on the Company's consolidated financial results.

                                     [18]


NOTE O - QUARTERLY RESULTS OF OPERATIONS   (UNAUDITED)

The following is a tabulation of the unaudited quarterly results of operations for the years ended January 1, 2000 and December 31, 1998:
(THOUSANDS OF DOLLARS, EXCEPT SHARES AND PER SHARE DATA)

                                  APRIL 3     JULY 3     OCTOBER 2   JANUARY 1
                                                                    (SEE NOTES
                                                                       F & K)
                                 ________    ________    _________  __________
1999:
Net sales                        $ 28,332    $ 26,724    $ 30,895    $ 41,043
Gross profit                       11,861      10,186      13,614      16,000

Net Income (Loss) from:
   Continuing operations           (2,469)     (6,755)     (1,468)     (9,591)
   Discontinued operations          1,346           -        (903)       (273)
                                 ________    ________    ________    ________
Net Loss                         $ (1,123)   $ (6,755)   $ (2,371)   $ (9,864)
                                 ========    ========    ========    ========

Basic and Diluted
Earnings (Loss)Per Share:
   Continuing operations           $(0.15)     $(0.40)     $(0.10)     $(0.57)
   Discontinued operations           0.08        0.00       (0.05)      (0.02)
                                   ______      ______      ______      ______
Net Loss Per Share                 $(0.07)     $(0.40)     $(0.15)     $(0.59)
                                   ======      ======      ======      ======

Weighted Average Shares
  Outstanding:
   Denominator for basic
    earnings per share          16,557,863  16,654,970  16,654,824  16,587,760
Effect of Dilutive Securities:
   Common stock equivalents            (A)        -(A)        -(A)        -(A)
Denominator for Diluted         __________  __________  __________  __________
 Earnings PerShare              16,557,863  16,654,970  16,654,824  16,587,760
                                ==========  ==========  ==========  ==========

(A) No incremental shares related to options or restricted stock granted are included due to the loss from continuing operations in the quarter.

                                 MARCH 31    JUNE 30  SEPTEMBER 30 DECEMBER 31
                                 ________    ________ ____________ ___________
1998:
Net sales                        $ 31,327    $ 34,560    $ 33,429    $ 53,467
Gross profit                       14,297      16,879      14,689      22,191

Net Income (Loss) from:
   Continuing operations           (1,113)        249      (3,221)       (507)
   Discontinued operations           (214)      1,415      (1,196)       (858)
                                 ________    ________    ________    ________
Net Income (Loss)                $ (1,327)   $  1,664    $ (4,417)   $ (1,365)
                                 ========    ========    ========    ========

Basic and Diluted
 Earnings (Loss)Per Share:
   Continuing operations           $(0.07)     $ 0.02      $(0.20)     $(0.03)
   Discontinued operations          (0.01)       0.08       (0.07)      (0.05)
                                   ______      ______      ______      ______
Net Income (Loss) Per Share        $(0.08)     $ 0.10      $(0.27)     $(0.08)
                                   ======      ======      ======      ======

Weighted Average Shares
  Outstanding:
   Denominator for basic
    earnings per share          16,507,145  16,522,981  16,547,566  16,547,896
Effect of Dilutive Securities:
   Common stock equivalents           -(A)     118,994        -(A)        -(A)
Denominator for Diluted         __________  __________  __________  __________
Earnings Per Share              16,507,145  16,641,975  16,547,566  16,547,896
                                ==========  ==========  ==========  ==========

(A) No incremental shares related to options or restricted stock granted are included due to the loss from continuing operations in the quarter.


NOTE P - SUBSEQUENT EVENT
On February 10, 2000, the Board of Directors approved a preliminary plan to restructure the Company's domestic and international writing instrument operations. The Company expects to record non-recurring pre-tax restructuring charges of approximately $15,000,000 to $20,000,000 in the first quarter of fiscal 2000.

                                     [19]


INDEPENDENT AUDITORS' REPORT
A.T. CROSS COMPANY & SUBSIDIARIES


To the Board of Directors and Shareholders of A.T. Cross Company
Lincoln, Rhode Island

  We have audited the accompanying consolidated balance sheets of A.T. Cross Company and subsidiaries (the "Company") as of January 1, 2000 and December 31, 1998, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for the fifty-two-week period ended January 1, 2000 and each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2000 and December 31, 1998, and the results of its operations and its cash flows for the fifty-two-week period ended January 1, 2000 and each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 10, 2000
(February 28, 2000 as to the last sentence of Note L)

                                     [20]


MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Comparison of Fiscal 1999 with Fiscal 1998

Consolidated net sales of $127.0 million decreased 16.9% or $25.8 million in fiscal 1999 as compared to fiscal 1998. Writing instrument net sales of $123.9 million were lower than the prior year by $4.1 million or 3.2%. Domestic writing instrument net sales decreased by $4.6 million, or 7.2%, while international writing instrument net sales were higher by approximately $500,000 or 0.8% as compared to fiscal 1998.
  Domestic writing instrument volume continued to be unfavorably affected by the declining consumer demand for all quality writing instruments in the United States. Sales through the Company's retail division were approximately 10% less than last year as sales to the high volume office supply accounts and carriage trade (department, gift and jewelry stores) accounts were down approximately 12% and 3%, respectively. Sales by the Company's special markets division of business gift products decreased approximately 14%. The Company continues to be faced with increased competition from other writing instrument products as well as apparel and other gift options.
  International writing instrument sales were favorably affected by the strengthening Asian economies. Sales in the key Asian market were higher than the prior year by approximately 37%. The two new branch offices the Company established in 1998, one in Hong Kong and the other in Taiwan, were well positioned to take advantage of the economic recovery in this region during fiscal 1999. Somewhat offsetting the sales increase in Asia were lower sales results in Europe, Middle East, Africa and Latin America, as these areas were adversely affected by poor economic conditions in certain markets.
  Pen Computing Group ("PCG") sales were approximately 87% less than last year. The operating results of PCG were negatively impacted by the lack of consumer demand. This resulted in a change in strategic focus for the CrossPad product line and certain pricing actions taken on the product during fiscal 1999. Due to the continued and significant losses by PCG, on July 22, 1999, the Board of Directors authorized a review of strategic alternatives for the CrossPad product line that resulted in the discontinuation of the CrossPad product line. The Company continues to work with NeoMedia Technologies, Inc., to introduce the Cross NetPen, bundled with NeoMedia's NeoLink software, to link print with the internet.
  The consolidated gross profit margin decreased 3.8 percentage points in fiscal 1999 to 40.7% from 44.5% in fiscal 1998. The decline in gross margin was entirely attributable to the PCG segment, which generated a negative gross margin in fiscal 1999. Included in PCG's cost of sales for the year was the write off of CrossPad inventory as well as royalty expenses paid to suppliers of certain software and hardware components. Writing instrument margins in fiscal 1999 were higher than fiscal 1998 by 1.4 percentage points, primarily a result of the Company's stringent cost reduction programs that were continued through 1999 from prior years.
  Consolidated selling, general and administrative ("SG&A") expenses of approximately $63.4 million were approximately 9.1% lower than the prior year and were 49.9% of net sales in fiscal 1999 as compared to 45.7% in fiscal 1998. Quality writing instrument SG&A expenses, which reflect continuing strict cost controls, were $3.2 million or 5.7% lower than the prior year. PCG's SG&A expenses of $10.2 million were $3.1 million, or 23.6% less than the fiscal 1998 expense of $13.3 million.
  Research and development expenses were 32.9% less than last year as both writing instrument and PCG spending was below the levels of a year ago. The Company expects research and development expenses to be lower in fiscal 2000 than they were in fiscal 1999.
  Due to the Company's decision to discontinue the CrossPad product line, the PCG segment incurred a loss on the impairment of assets of approximately $3.0 million in fiscal 1999. For further information regarding this loss, see Note K to the Company's consolidated financial statements.
  Interest and other decreased 67.3% from fiscal 1998 as interest income was 27.2% lower than last year due to lower levels of average invested funds. In addition, other expense this year included $580,000 of unrealized loss on trading securities.
  In fiscal 1999, the Company recorded an income tax provision of $239,000 on the loss from continuing operations. The Company provided tax expense of $5,250,000 in fiscal 1999, which represented the estimated tax associated with $15,000,000 of undistributed foreign earnings that the Company no longer considers to be invested indefinitely. For an analysis of income taxes from continuing operations, see Note F to the Company's consolidated financial statements.
  In fiscal 1999, the Company recorded after-tax income from discontinued operations of $170,000. This was the result of the discontinuation of the Company's timepiece segment, offset by a payment the Company's Manetti-Farrow subsidiary received from the U.S. Customs Service regarding a previously filed claim on the amount of duty charged on the importation of certain products. For a full analysis of discontinued operations, see Note J to the Company's consolidated financial statements.
  As a result of the foregoing, the consolidated net loss in fiscal 1999 was $20,113,000 ($1.21 loss per share, basic and diluted) as compared to the fiscal 1998 net loss of $5,445,000 ($0.33 loss per share, basic and diluted). The loss from continuing operations in fiscal 1999 was $20,283,000 ($1.22 loss per share, basic and diluted) as compared to the fiscal 1998 loss from continuing operations of $4,592,000 ($0.28 loss per share, basic and diluted).
  On February 10, 2000, the Board of Directors approved a preliminary plan to restructure the Company's domestic and international writing instrument operations. The Company expects to record non-recurring pre-tax restructuring charges of approximately $15.0 to $20.0 million in the first quarter of fiscal 2000.
  During February 2000, the Company sold 400,000 shares of NeoMedia common stock, generating approximately $4,463,000 of proceeds and a pre-tax realized gain of approximately $2,863,000.

Comparison of Fiscal 1998 with Fiscal 1997

Consolidated net sales decreased 0.8% or $1.3 million in fiscal

                                     [21]


1998 as compared to fiscal 1997. Domestic writing instrument sales decreased by $14.0 million or 18.1% while international writing instrument sales were lower by $10.5 million or 14.0%.
  Domestic writing instrument volume continued to be unfavorably impacted by declining consumer demand for all quality writing instruments in the United States. Sales through the carriage trade (department, gift and jewelry stores) and mass market (discount retailers) accounts, which were down 26.0% and 58.5%, respectively, from the prior year, were only partially offset by a 3% sales increase in the high volume office supply accounts. In an effort to stimulate domestic writing instrument sales growth, especially during the peak gift-giving holiday season, the Company launched a number of new writing instrument products in a variety of new styles and finishes. The launch of Radiance, an addition to the resin based Solo line, and Lumina, in the traditional slim Century line, added six new products aimed at all distribution channels of the U.S. writing instrument market. New offerings to the carriage trade accounts included Alhambra, an addition to the wider girth Century II line in three lacquer finishes, two new colors that were added to the Townsend line, and a new Bordeaux finish introduced in the higher priced Pinnacle line. In addition, the Company repeated its extended dating program that allowed domestic retail customers to defer payments on certain third and fourth quarter 1998 purchases until January 1999.
  International writing instrument sales were affected by the continuing Asian economic crisis. Sales in the key Asian market were down approximately 47% from a year ago. Somewhat offsetting the sales decline in Asia were improved results in Europe and Latin America.
  PCG revenue was approximately $25 million. The Company achieved its distribution goal for PCG products of approximately 3,000 points-of-sale during the year.
  The consolidated gross profit margin decreased 3 percentage points in fiscal 1998 to 44.5% from 47.5% in fiscal 1997. The entire decline in gross margin was attributable to the lower gross margins from the sale of PCG products which, on average, generate a lower gross margin than writing instruments. Included in PCG's cost of sales for the year were royalty expenses paid to suppliers of certain software and hardware components. Writing instrument margins in fiscal 1998 were up slightly over fiscal 1997, primarily as a result of the Company's stringent cost reduction programs that were first put in place in 1997 and continued in 1998.
  Consolidated SG&A expenses of $69.8 million were 3.3% lower than the prior year and were 45.7% of net sales in fiscal 1998 as compared to 46.8% in fiscal 1997. Quality writing instrument SG&A expenses, which reflect strict cost controls put in place in 1997 and maintained throughout 1998, were reduced by $11 million, or 16.2%, from the prior year. PCG expenses of $13.3 million were up from the prior year's expense of $4.8 million, as the Company continued to establish this business.
  Research and development expenses were 29.5% above the prior year, due entirely to the increased spending for the development of the new lines of PCG products. Service and distribution costs were 13.3% lower in comparison to fiscal 1997 largely due to the lower writing instrument sales volume and cost reductions.
  Interest and other increased 28.1% from fiscal 1997 due to slightly higher average invested funds and higher average rates.
  In fiscal 1998 and 1997, the Company recorded an income tax benefit of 35.0% on the loss from continuing operations. For an analysis of the effective tax rate, see Note F to the Company's consolidated financial statements.
  In fiscal 1998, the Company recorded an after-tax loss from discontinued operations of $853,000. This loss was a result of the Company's timepiece segment, offset somewhat by a settlement the Company's Manetti-Farrow subsidiary reached with the U.S. Customs Service regarding a claim filed on the amount of duty charged on the importation of certain products. For a full analysis of discontinued operations, see Note J to the Company's fiscal 1999 consolidated financial statements.
  As a result of the foregoing, the consolidated net loss in fiscal 1998 was $5,445,000 ($0.33 loss per share, basic and diluted) as compared to the fiscal 1997 net loss of $6,678,000 ($0.40 loss per share, basic and diluted), while the loss from continuing operations in fiscal 1998 was $4,592,000 ($0.28 loss per share, basic and diluted) as compared to the fiscal 1997 loss from continuing operations of $2,888,000 ($0.17 loss per share, basic and diluted).

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and short-term investments ("cash") of $33.3 million at the end of fiscal 1999 declined $11.2 million from the prior year. The decline was largely due to the loss from continuing operations during the year. Inventory, accounts receivable and other current assets were lower than the prior year, offset by an increase in intangibles and other assets. Accounts receivable decreased $5.9 million, due primarily to lower PCG accounts receivable as the Company discontinued sale of the CrossPad product line in the fourth quarter of fiscal 1999.
  The Company ordinarily offers domestic retail quality writing instrument customers a program whereby they may either delay payment on certain third and fourth quarter purchases until January of the next year, or earn a greater discount on these purchases if payment is made earlier. As a result, the Company's cash level is lower at the end of the year when accounts receivable are generally higher.
  Total inventory of $16.8 million decreased by $3.1 million as compared to fiscal 1998. This was due primarily to decreases in PCG inventory offset somewhat by an increase in writing instrument inventory.
  Additions to property, plant and equipment were approximately $7.9 million in fiscal 1999 as compared to $6.5 million in fiscal 1998. In fiscal 2000, the Company expects capital expenditures to be somewhat lower than fiscal 1999, while depreciation expense is expected to be about the same as fiscal 1999 levels.
  The Company expects research and development expenses to be lower in fiscal 2000 than they were in fiscal 1999.
  The Company's working capital was $48.8 million at the end of fiscal 1999, a decrease of $17.3 million from fiscal 1998,

                                     [22]


and its current ratio at the end of fiscal 1999 was 2.1:1, as compared to 2.4:1 at the end of fiscal 1998. At January 1, 2000, the Company had an unsecured $25,000,000 bank line of credit to meet any temporary borrowing needs. There was $8.3 million outstanding on this line of credit at fiscal year end 1999. On February 9, 2000, the Company entered into a new line of credit agreement. As part of the new agreement, the Company provided the bank with a security interest in certain U.S. inventory, accounts receivable and machinery and equipment, for the $25,000,000 line of credit. In addition, the Company is now required to maintain certain covenants, the most restrictive of which limits the Company's ability to incur additional debt. The Company believes that funds from operations and existing cash, supplemented, as appropriate, by the Company's short-term borrowing arrangements, and proceeds that could be generated from the sale of NeoMedia Technologies, Inc. common stock (See Note L to the consolidated financial statements), will be adequate to finance its foreseeable operating and capital requirements.
  In December 1998, the Company eliminated the quarterly cash dividend. No dividends were declared or paid in fiscal 1999.
  At the end of fiscal 1999, cash available for domestic operations amounted to approximately $4.2 million while cash held offshore for international operations amounted to approximately $29.1 million. At January 1, 2000, the Company determined that approximately $15 million in undistributed foreign earnings are no longer considered to be invested indefinitely. Accordingly, the Company has provided tax expense of and has increased deferred tax liabilities by $5,250,000 at January 1, 2000, which represents the estimated tax associated with such undistributed earnings. The amount of additional taxes that might be payable on the remainder of the undistributed foreign earnings of $49,553,000 approximates $14,914,000 (See Note F to the consolidated financial statements).
  On February 10, 2000, the Board of Directors approved a preliminary plan to restructure the Company's domestic and international writing instrument operations. The Company expects to record non-recurring pre-tax restructuring charges of approximately $15.0 to $20.0 million in the first quarter of fiscal 2000.

YEAR 2000 COMPLIANCE

The Company has not experienced any adverse effects associated with the Year 2000 event, but it will continue to monitor its Year 2000 compliance program throughout the year.
  The cost of the Company's Year 2000 compliance program was approximately $1,300,000, with spending in fiscal 1999 of $800,000 and $500,000 in fiscal 1998. There are no significant expenses planned for fiscal 2000.

NEW ACCOUNTING PRONOUNCEMENT

During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 was not required to be implemented until fiscal year 2000. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133 an Amendment of FASB Statement No. 133." SFAS No. 137 delayed the original implementation date of SFAS No. 133 by one year. This will require that the Company implement this statement in fiscal year 2001. Since its requirements are complex and its scope far reaching, the Company has not completed its evaluation of the impact of this standard on its consolidated financial statements.

IMPACT OF INFLATION AND CHANGING PRICES

The Company's operations are subject to the effects of general inflation as well as fluctuations in foreign currencies. In addition, the Company is exposed to volatility in the price of gold and silver as those precious metals are used in the manufacture of its products. Policies and programs are in place to manage the potential risks in these areas. The Company has generally been successful in controlling cost increases due to precious metal fluctuations and due to general inflation. The Company continues to review its number of suppliers in order to obtain lower costs and higher quality on many of its materials and purchased components and took steps in fiscal 1999 to further reduce operating costs in its manufacturing operations.
  Because of volatility in the gold bullion market, the Company has made advance commitments for its future gold needs. In addition, the Company normally enters into foreign currency forward exchange contracts to hedge that portion of its net financial position that is exposed to foreign currency fluctuations (See Note I to the consolidated financial statements).
  The Company has adopted accounting practices that tend to reflect current costs in its consolidated statements of operations. A portion of total inventories at the end of fiscal 1999, 1998 and 1997 were accounted for using the LIFO valuation method. Normally under this method, the cost of goods sold reported in the financial statements approximates current costs and, thus, helps reduce distortions in reported income due to the effect of changing prices.

EURO

On January 1, 1999, the European Monetary Union created a single currency, the euro, for its member countries. A transition period from January 1, 1999 through December 31, 2001 will allow the member countries to methodically eliminate their local currencies and to convert them to the euro. During this transition period, either the euro or a member country's present currency will be accepted as legal tender.
  In 1998, the Company formed a task force to study the requirements of conversion to the euro and the related impact on the Company. The task force reviewed technology requirements, pricing and competitive implications, banking, the impact on hedging programs, and the timing and costs related to each of these.
  The impact of the adoption of the euro on the Company's operations was minimal in fiscal 1999 and is not expected to be material to future operations.

                                     [23]


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to changes in interest rates and foreign currency exchange, primarily in its short-term investments, note payable to bank, and foreign currency transactions.
  The Company's short-term investment portfolio consists primarily of high-grade investments with the majority maturing in less than five years. A hypothetical 10% adverse change in current interest rates for these investments would have an approximate $360,000 negative impact on the Company's pre-tax earnings.
  In addition, during 1999, the Company made an investment in NeoMedia Technologies, Inc. The Company has classified these securities as available-for-sale and, as such, related unrealized gains or losses are excluded from the consolidated statement of operations.
  At January 1, 2000, the Company had an unsecured line of credit with a bank. Borrowings under this line bear interest at variable rates based on the LIBOR (See Note H to the consolidated financial statements). On February 9, 2000, the Company entered into a new line of credit agreement. As part of the new agreement, the Company provided the bank with a security interest in certain U.S. inventory, accounts receivable and machinery and equipment, for the $25,000,000 line of credit. Borrowings under this new line of credit bear interest at either the bank's prime lending rate or LIBOR plus one percentage point. The Company believes that changes in interest rates would not be material to its operations due to its level of borrowings. The Company had no long-term debt obligations at January 1, 2000 and December 31, 1998.
  The Company enters into purchase commitments with a third party bank to reduce its exposure to fluctuating gold prices. As a result, the Company believes that it has no material market risk.
  The Company's foreign exchange exposure is generated primarily from its international operating subsidiaries. The Company seeks to minimize the impact of foreign currency fluctuations by hedging certain foreign currency denominated balance sheet positions with foreign currency forward exchange contracts. Most of these contracts are short-term, generally expire in one month and do not subject the Company to material market risk.

RISKS AND UNCERTAINTIES; FORWARD-LOOKING STATEMENTS

Statements contained herein that are not historical fact are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, words such as "believes," "anticipates," "expects," "will" and similar expressions are intended to identify forward-looking statements. The Company cautions that a number of important factors could cause the Company's actual results for 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements involve a number of risks and uncertainties.
  The following section describes certain of the more prominent risks and uncertainties inherent in the Company's operations. However, this section does not intend to discuss all possible risks and uncertainties to which the Company is subjected, nor can it be assumed necessarily that there are no other risks and uncertainties which may be more significant to the Company.

History of Losses; Uncertainty of Future Profitability: The Company has experienced losses for the last three fiscal years. There can be no assurances that the Company will be able to achieve or sustain profitability in the future.

New Products: The Company's ability to restore growth in sales depends largely on consumer acceptance of various new products recently introduced and planned for introduction. The markets in which the Company sells is highly competitive, and there is no assurance that consumer acceptance will be realized to the degree necessary to generate growth in the Company's sales and earnings.

Dependence on Certain Suppliers: To maintain the highest level of product quality, the Company relies on a limited number of domestic and international suppliers for certain raw materials and manufacturing technologies. The Company may be adversely affected in the event that these suppliers cease operations, or if pricing terms become less favorable. The Company believes, but cannot be assured, that the raw materials currently supplied by these vendors could be obtained from other sources and that the manufacturing technologies could be developed internally or that suitably similar technologies could be located.

Technological Change; Intellectual Property: The Company's electronic products may be subject to technological change, new product introductions and enhancements and evolving industry standards that may render existing products obsolete. As a result, the Company's position in its existing market or other markets that it may enter could be eroded rapidly by technological advancements. If the Company is unable to develop and introduce products in a timely manner in response to changing market conditions or customer requirements, management's expectations may not be met. In addition, the manufacture and distribution of certain of the Company's electronic products are dependent on licensing arrangements (some of which are non-exclusive) for varying lengths of time with third parties for the use of their intellectual property.

Sensitivity to Economic Conditions: Sales of the Company's products may be adversely affected by adverse economic conditions in its various international markets.

                                     [24]


BOARD OF DIRECTORS


RUSSELL A. BOSS
Chairman of the Board
A.T. Cross Company
Class B Director.  1, 4

BRADFORD R. BOSS
Chairman Emeritus
A.T. Cross Company
Class B Director.  1, 4

JOHN E. BUCKLEY
Executive Vice President and
Chief Operating Officer
A.T. Cross Company
Class B Director.  1, 4

BERNARD V. BUONANNO, JR.
Partner, Edwards & Angell
Providence, Rhode Island
Class B Director.  3

H. FREDERICK KRIMENDAHL II
Limited Partner
The Goldman Sachs Group, L.P.
New York, New York
Class B Director.  2, 3

TERRENCE MURRAY
Chairman and Chief Executive Officer
FleetBoston Financial Corporation
Boston, Massachusetts
Class A Director.  3

JAMES C. TAPPAN
President, Tappan Capital Partners
Hobe Sound, Florida
Class A Director.  2

EDWIN G. TORRANCE
Partner
Hinckley, Allen & Snyder
Providence, Rhode Island
Class B Director.  2

DAVID G. WHALEN
President and Chief Executive Officer
A.T. Cross Company
Class A Director.


Board Committees:  1. Executive;  2. Audit;  3. Compensation;  4. Employee
Benefits.


CORPORATE OFFICERS


RUSSELL A. BOSS
Chairman of the Board

BRADFORD R. BOSS
Chairman Emeritus

DAVID G. WHALEN
President and Chief Executive Officer

JOHN E. BUCKLEY
Executive Vice President and
Chief Operating Officer

JOHN T. RUGGIERI
Senior Vice President,
Treasurer and Chief Financial Officer

SONDRA L. WELLMERLING
Senior Vice President,
Marketing and New Product Development

JOSEPH V. BASSI
Finance Director

TINA C. BENIK
Vice President, Legal
General Counsel and Corporate Secretary

ROBIN BOSS DORMAN
Vice President, Marketing and Sales
Americas

JOSEPH F. EASTMAN
Vice President, Human Resources

J. JOHN LAWLER
Vice President, Writing Instruments,
Worldwide Tax and Duty Free

STEPHEN A. PERREAULT
Vice President, Operations

GARY S. SIMPSON
Corporate Controller


CORPORATE INFORMATION


CORPORATE HEADQUARTERS

A.T. Cross Company
One Albion Road
Lincoln, Rhode Island 02865 U.S.A.
Tel. (401) 333-1200
Fax (401) 334-2861
website:  www.cross.com

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

A.T. Cross (U.K.) Limited,
  Luton, Bedfordshire, England

A.T. Cross Company,
  Spanish Branch
  Malaga, Spain

A.T. Cross Deutschland GmbH,
  Mainz, Federal Republic of Germany

Cross Company of Japan, Limited,
  Tokyo, Japan

Cross Pen Computing Group,
  A Division of A.T. Cross Company
  Lincoln, Rhode Island

ANNUAL MEETING

The Annual Meeting of Shareholders
of A.T. Cross Company will be held on
Thursday, April 27, 2000 at 10:00 a.m.
at the offices of the Company,
One Albion Road,
Lincoln, Rhode Island 02865.

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Boston, Massachusetts

STOCK SYMBOL

American Stock Exchange Symbol: ATX

TRANSFER AGENT AND REGISTRAR

State Street Bank and Trust Company
c/o EquiServe, Limited Partnership
Boston, Massachusetts 02266.

10-K REPORT

A copy of the Company's report to the
Securities and Exchange Commission on
Form 10-K will be furnished free of charge to any security holder upon written request to the Senior Vice President, Treasurer and
Chief Financial Officer, at One Albion Road,
Lincoln, Rhode Island 02865.


Printed in the U.S.A. on recycled paper.


A.T. CROSS COMPANY
FINE WRITING INSTRUMENTS SINCE 1846


SKU-4890-AR-00