Form 10-K, Exhibit 13
period 2000-12-30
CROSS A T CO
filed 2001-03-28
CIK 25793

2000 ANNUAL REPORT

[ Photo - caption on next page ]

[ A.T. Cross Company Logo ]

1 - 3	Shareholders' Report

4 - 5	Rewriting the Pen

6	Five Year Summary, Market	[ Photo - caption below ]
& Dividend Information

7	Consolidated Balance
Sheets

8	Consolidated Statements
of Operations

8	Consolidated Statements
of Comprehensive Income
(Loss)

9	Consolidated Statements
of Changes in
Shareholders' Equity

10	Consolidated Statements	The first exclusive Cross retail boutique opened in Hong Kong in 2000.
of Cash Flows
[ A.T. Cross Company Logo ]
11 - 22	Notes to Consolidated
Financial Statements

23	Independent Auditors'
Report
A.T. Cross Company Profile
24 - 28	Management's Discussion
& Analysis

inside	Directors, Officers &	The A.T. Cross Company is a major manufacturer of fine
back	Corporate Information
cover
quality writing instruments with worldwide distribution.

Featured on the cover is ion™ , the new gel ink pen designed for your pocket and beyond. It has innovation written all over it!		Cross writing instruments are sold through various retail

outlets and, in the United States, on the Cross Web site.

Cross also distributes products for corporate gift-giving

through select distributors. In addition, the company

designs, manufactures and distributes select licensed

writing instrument designs. The Cross Pen Computing Group

designs and manufactures electronic pen products.

1	Shareholders' Report

TO OUR FELLOW SHAREHOLDERS

2000 was a milestone year for A.T. Cross as we began to move toward becoming a profitable, growing, innovative, branded company that will create value for our shareholders. Before a company can "win," it must put itself in a position to win. In 2000, we positioned Cross to be successful in 2001 and beyond.

2000 Objectives - Our Performance

In our letter to you last year, we indicated that Cross would focus on three objectives in 2000:

    Moving our Quality Writing Instrument business towards meaningful profitability
    Exciting consumers about the Cross brand and our products
    Developing our OEM business

We are pleased to report we achieved these three objectives and have set a solid base from which to build in 2001.

Meaningful Profitability

Making Cross a growing, profitable entity is our primary goal. It is the most direct route to shareholder value and one that we work toward every day. In 2000, much of this work focused on significantly reducing our cost base. We said last year that we are committed to managing and growing Cross from a cost base that is appropriate. Our actions in 2000, which included announcing the closure of our Ballinasloe, Ireland manufacturing and distribution facility, reducing our administrative costs globally and working with our vendors to lower the costs of materials and processes, have been successful. One result was a smaller work force than in 1999 but a more productive one. During 2000, we recognized $19.9 million in restructuring costs. On an operating basis, before restructuring costs, our total company results improved from a net loss of $20.9 million in 1999 to a profit of $7.8 million. Our Quality Writing Instrument operating income, before restructuring costs, grew from $3.4 million in 1999 to $9.2 million in 2000. The combined impact of the restructuring costs and improved operating performance resulted in an $8.1 million net loss for the year versus a $20.1 million net loss in 1999. Importantly, this restructuring effort is now behind us. In 2001, we expect the benefits of our actions to be realized, enabling us to generate net income on a consolidated basis for the first time since 1996. Our intent is that this will be the first of a long stretch of profitable years.

Excitement

In 2000, Cross generated more excitement in the Quality Writing Instrument market than any of our competitors. Early in the year we told our customers that they could rely on us for creativity and innovation. We delivered.

We launched exciting, new Cross products such as Morph™ , ATX™ , ion™ and Cross :Convergence™ . We also leveraged our relationship with Bill Blass® to create a very successful line for our largest U.S. office supply retail accounts. These products refreshed our line, expanded our price points, brought new customers and consumers to the franchise and drove the contribution of new products (products that were launched in the last two years) to 20% of our business. This is up from 10% in 1999. Our target is for new products to represent 30% of our line. We are off to a great start! Perhaps more importantly, our new product efforts helped us generate revenue growth of 2.1% in our Quality Writing Instrument business. This is the first time since 1995 that our Quality Writing Instrument business has grown.

These new products will continue to play a major role. In 2001, Morph, after a very successful year in North America, South America and Asia, will be fully launched in our Europe, Middle East and Africa region. Conversely, ATX, which drove our 2000 business in Europe, will be fully launched in the rest of the world. ion, our first effort in the gel ink category, was placed in a limited U.S. test late last year and showed great promise. ion will be expanded to other parts of the world in spring 2001. The message is clear: new products will be an integral part of the Cross success formula. We will continue to invest in this effort and drive performance. 2000 was just the beginning.

Another area where we generated excitement was on our Internet site, cross.com. We tested it in 1999 and made it an important part of our business in 2000. We used cross.com to generate revenue, test ideas, link with our retail partners and dialogue with consumers as a means to share with them the exciting developments at Cross. Importantly, in addition to all of the insight we received, cross.com generated profit for our Company. Currently based in the U.S., cross.com has provided learning that will allow us to successfully expand this effort to Europe and Asia.

Finally, in 2000 we launched a new corporate identity for Cross. Early in the year we determined that we were not leveraging our trademark appropriately. A review of the markets around the world

2000 A.T. CROSS COMPANY ANNUAL REPORT
2	Shareholders' Report

indicated that we were presenting many different variations of our logo to consumers. Additionally, consumers indicated that our old logo did not speak to innovation and did not stand out in a positive way. As a result, we worked with our new advertising partner, Carmichael Lynch, to develop a corporate identity that would enhance our position of being a company that markets products relevant to today's lifestyles. The new logo has been universally well received. In 2001, you will begin to see it throughout our business as we work to integrate it into everything we do.

OEM Opportunities

In 2000, our OEM business continued to develop very nicely. OEM revenue, including work we do in our Pen Computing Group ("PCG"), now represents 3.7% of our revenue. Importantly, this is a profitable venture for Cross. We are known as a company that manufactures a quality product and delivers on time. Our partners recognize this and continue to come back to us with new ideas and opportunities. Our goal will be to build this business by servicing our current partners and developing new ones. We are excited by the prospect.

2000 Regional Performance

Before we close the discussion regarding 2000, we want to provide feedback on the performance in each of our regions and on our Pen Computing business.

The Americas

The area comprising the U.S., Central and South America and Canada is our Americas region. In 1999, revenue generated from these markets declined 8.3%. In 2000, we halted the decline. In addition to the launch of new products, the major reasons for this important improvement were strong performance from our U.S. office megastore accounts, a revised approach in our business to business division that grew 1.8% after four years of decline, the restructuring of our U.S. retail sales force to improve territory coverage, a 35% increase in advertising spending and new management in Central and South America where the business grew 21.3%. The Americas is our largest and most profitable market, and we will continue to work hard to improve on this stable performance and generate profitable growth.

Europe, Middle East and Africa (EMEA)

Our second largest region had a challenging year. We changed top management, announced the closure of the Ireland facility that had supplied product to the region for nearly 30 years and we reduced administrative expenses. In addition to these actions, a weakening Euro currency hurt our operating results. While our business in this region declined 3.7% for the year, this does not reflect the great work done in the region. In fact, if the impact of the Euro were removed, revenue would have grown 5.3%. This indicates that our in-market performance, driven by the launch of the ATX product, was strong. As we move into 2001, we see a much leaner organization in this region poised to deliver growth and profit to the Company.

Asia

Our Asia business, which was hit hard in the 1998 financial crisis, continued to recover and grew 12.6%. New senior management, good results with our duty free customers, reduced administrative expenses and growth in Hong Kong, Thailand and Singapore drove this improved performance. Also, late in the year in Hong Kong, we opened our first exclusive Cross retail boutique. This boutique is another way for us to test the power of the Cross brand and receive immediate consumer reaction to our new products. As we move into 2001, we see continued improvement in our Asian business. We are focusing much of our effort in this area toward building our position in Japan - our largest market in the region.

Pen Computing

Our Pen Computing business stabilized in 2000. After several years of significant losses, the business, including a gain on the sale of a portion of our investment in NeoMedia, delivered a pre-tax profit. More importantly, several platforms were established that will contribute to revenue and profit as we move forward. One of the platforms, which involves a relationship that we have entered into with FinePoint Innovations, Inc. ("FPI") of Phoenix, Arizona, involves Cross producing electronic pens on an OEM basis for Seiko's SmartPad™ . This product, launched in 2000, has been successful and will be a future bright spot for Cross, FPI and Seiko. Cross, along with FPI, also produces electronic pens for a recently launched product by IBM called the TransNote™ .

2000 A.T. CROSS COMPANY ANNUAL REPORT
3	Shareholders' Report

We expect other companies with applications for our electronic pens to pursue relationships with Cross and FPI.

Another platform, the Cross :Convergence pen, was launched in December. This product is a consumer oriented, mobile device that links print to the Internet. With a bar code or :cue code scanner at one end and a Cross writing instrument at the other, this product allows consumers to scan codes in printed material or on products, store up to 300 scans and then download the information to their personal computer to connect to the related Web site. After testing Cross :Convergence in Dallas and Providence late in the year, we see good prospects for this product as consumers become more familiar with the power of linking print to the Internet.

We are committed to our PCG business. We see it as an area in which we can grow revenue and profit, and an opportunity to ensure Cross' place in an increasingly technical world. Along with our partners, we will continue to pursue exciting applications in a pen form factor.

One note related to our PCG area is that John Buckley, Cross' Executive Vice President and Chief Operating Officer, retired from Cross at the end of 2000. John served Cross for 25 years and was the driving force behind this PCG effort. We thank him for all of his efforts on behalf of Cross, both in the PCG and QWI areas. We wish him well in his future endeavors, one of which will be as an active member of the Cross Board of Directors.

Additionally, after 29 years of dedicated effort for Cross, Fred Krimendahl has decided not to stand for re-election to our Board of Directors. Fred's support over the years has been invaluable. He helped guide Cross through our initial public offering in 1970 and has provided sound advice since. Fred is a good friend, and we thank him for his years of outstanding service.

2000 Summary

During 2000, using a "back to basics" approach, we executed programs throughout the Company to achieve our three primary objectives. While we knew that some of the effort would be unsettling, we also knew that it was necessary in order to get Cross back to being a consistently profitable business. We are pleased with the progress that we made and intend to accomplish more in 2001.

2001 Objectives

2001 is a critical year for A.T. Cross. We are keenly aware that our Company has not reported consolidated net income since 1996. This is unacceptable. It is time that we generate profit for our shareholders. We believe that from meaningful profit, shareholder value will be created. As such, our two primary goals in 2001 are:

    To grow our business
    To generate meaningful net income

To accomplish these objectives, we will execute superbly as we launch new products, generate excitement around our brand, develop our systems and organization, serve our customers, manage expenses and plan for the future.

Globally, the Quality Writing Instrument market is in search of an exciting leader. The market has experienced much turmoil during the last five years, culminating in last year's sale of the Parker® and Waterman® brands by The Gillette Company. We see this as a great opportunity for Cross. We are completely focused on combining innovation with our superior quality and service to bring consumers writing instruments they desire. The result will be sales and earnings growth.

We have been through a long, hard stretch. We appreciate the dedication of our employees who have worked very hard to begin this turnaround. We also appreciate your patience and support. As we said last year, our brand is powerful and our people are committed. Today we are in a position to build our business and generate a consistently impressive annual return. We look forward to a bright and promising 2001.

Cordially yours,

DAVID G. WHALEN	RUSSELL A. BOSS
David G. Whalen	Russell A. Boss
President and CEO	Chairman

2000 A.T. CROSS COMPANY ANNUAL REPORT

4	Rewriting the pen

Rewriting
the pen

2000 was a watershed year for Cross, one that saw us giving consumers dramatic new reasons to connect and re-connect with the Cross brand. With a striking new corporate identity and innovative new products, we re-energized our brand and brought newfound excitement to the writing instrument category.

Most important, our new products responded to how people's lives have changed in the new millennium. We dress differently for work, express ourselves with new types of possessions and organize our days with different tools. The challenge for Cross was to re-invent the pen for these times while holding on to the timeless virtues of the brand: uncompromising quality, flawless performance and a lifetime of writing pleasure. Of course, if we could have some fun along the way, all the better.

Forerunner of innovation

Our first introduction of the 21st century was the Morph™ pen, and what an introduction it was! The first quality pen with an adjustable grip, Morph combines cool, futuristic styling with technological sophistication. Indication that Morph was a breakthrough product came with its being awarded "Best Technical Design" in the 6th Annual Pen World International Readers' Choice Awards. Introduced in the United States in February, in Europe in September and now available worldwide, Morph has exceeded all expectations, doubling our original sales projections and pushing the limits of our manufacturing capacity.

2000 A.T. CROSS COMPANY ANNUAL REPORT

5	Rewriting the pen

Contemporary bestseller

The Morph introduction was followed by the equally successful launch of ATX™ , a wide-girth collection appealing to current consumer preferences for smooth-flowing lines and contemporary polished and satin finishes. ATX was launched in Europe, the Middle East and Africa ("EMEA") in 2000. In this region, ATX tripled our initial sales projections and accounted for 14% of EMEA's total volume. ATX is a winner! We look to ATX's global release in 2001 with great expectations.

Think small

Morph makes people do a double-take; ion™ stops them in their tracks. Adding a new twist to the highly popular gel ink category with a futuristic palette of palm-sized pens, ion responds to the business casual attire that has become the norm in offices nationwide. Measuring a neat 3.5 inches, ion fits comfortably into a purse or khakis pocket , or can be clipped onto virtually anything - a key chain, travel bags, golf bags and even backpacks. A highly successful limited introduction in Q4 confirmed that ion's size, shape and relaxed style appeals to a new generation of consumers.

Two-in-one

For the increasing number of people using both a pen and a digital handheld device in the course of their day, the Morph DigitalWriter® Duo provides a stylish two-in-one solution. Combining our popular Morph line with patented PDA stylus technology, the Morph Duo is a convenient alternative to the awkward standard-issue PDA stylus that is too skinny to grip comfortably. Its polymeric stylus tip provides a smooth pen-on-paper feel when writing on any PDA or HPC screen. The Morph DigitalWriter Duo is yet another demonstration of how, as the world changes, Cross is changing with it.

Digital freedom

In the fall of 2000, DigitalConvergence.:Com Inc. introduced a new technology that allows readers of print media to scan cues or bar codes in articles and ads to access more detailed, Web-based content. With Cross :Convergence ™ , we took this exciting technology one step further. Combining a scanning device with a quality Cross ball-point pen, Cross :Convergence is the first totally mobile solution for reading cues and bar codes, with renewable storage of up to 300 scans between downloads. As this technology becomes more prevalent in 2001, we see great opportunities for our practical, convenient Cross :Convergence solution.

2000 A.T. CROSS COMPANY ANNUAL REPORT
6	Five Year Summary, Market & Dividend Information

FIVE-YEAR SUMMARY

A. T. CROSS COMPANY & SUBSIDIARIES
____________________________________________________________________________________________________________

(THOUSANDS OF DOLLARS)	2000	1999	1998	1997	1996

____________________________________________________________________________________________________________
OPERATIONS:
Net Sales From Continuing Operations	$ 130,548	$ 126,994	$ 152,783	$ 154,086	$ 166,889
Income (Loss) From Continuing Operations
Before Income Taxes	(6,913)	(20,044)	(7,064)	(4,443)	8,075
Provision (Benefit) For Income Taxes	815	239	(2,472)	(1,555)	2,163
Income (Loss) From Continuing Operations	(7,728)	(20,283)	(4,592)	(2,888)	5,912
Income (Loss) From Discontinued Operations, Net	(371)	170	(853)	(3,790)	694
Net Income (Loss)	(8,099)	(20,113)	(5,445)	(6,678)	6,606
Cash Dividends Declared	-	-	3,971	6,600	10,568

____________________________________________________________________________________________________________

(THOUSANDS OF DOLLARS)

____________________________________________________________________________________________________________
FINANCIAL POSITION:
Current Assets	84,936	93,298	112,419	109,779	118,303
Current Liabilities	45,862	44,480	46,258	39,264	41,822
Total Assets	127,841	136,722	156,337	158,019	174,122
Working Capital	39,074	48,818	66,161	70,515	76,481
Accrued Warranty Costs	4,693	5,821	5,821	5,821	5,509
Shareholders' Equity	77,286	86,421	104,257	112,934	126,791

____________________________________________________________________________________________________________

(DOLLARS)

____________________________________________________________________________________________________________
PER SHARE DATA:
Basic and Diluted Earnings (Loss) Per Share:
Continuing Operations	(0.47)	(1.22)	(0.28)	(0.17)	0.36
Discontinued Operations	(0.02)	0.01	(0.05)	(0.23)	0.04
Net Income (Loss)	(0.49)	(1.21)	(0.33)	(0.40)	0.40
Cash Dividends Declared	-	-	0.24	0.40	0.64

____________________________________________________________________________________________________________

Certain prior year amounts have been reclassified in order to conform to the current year presentation.

MARKET & DIVIDEND INFORMATION
____________________________________________________________________________________________________________

The Company's Class A common stock is traded on the American Stock Exchange (symbol: ATX). There is no established trading market for the Company's Class B common stock. At December 30, 2000, there were approximately 1,500 shareholders of record of the Company's Class A common stock and 2 shareholders of record of the Company's Class B common stock. The weighted average number of shares outstanding were 16,654,492 and 16,568,307 during 2000 and 1999, respectively. High and low stock prices and dividends for the last two years were:
			CASH				CASH
			DIVIDENDS				DIVIDENDS
QUARTER	HIGH	LOW	DECLARED	QUARTER	HIGH	LOW	DECLARED

_____________________________________________________________________________________________
2000					1999
	First	5 7/8	4 9/16	$ 0.00		First	7 3/4	5 1/4	$ 0.00
	Second	6 1/8	4 5/8	0.00		Second	7 3/16	5 1/2	0.00
	Third	5 3/4	4 7/8	0.00		Third	5 7/8	4	0.00
	Fourth	5 1/2	4 3/8	0.00		Fourth	5 15/16	4 1/8	0.00

_____________________________________________________________________________________________

2000 A.T. CROSS COMPANY ANNUAL REPORT
7	Consolidated Balance Sheets

CONSOLIDATED BALANCE SHEETS

A. T. CROSS COMPANY & SUBSIDIARIES
____________________________________________________________________________________________________________

DECEMBER 30,	JANUARY 1,
2000	2000

____________________________________________________________________________________________________________
ASSETS
Current Assets
Cash and cash equivalents	$ 13,800,204	$ 12,843,016
Short-term investments	10,929,355	20,484,895
Accounts receivable, less allowances for doubtful accounts
of $1,518,000 in 2000 and $1,352,000 in 1999	30,065,634	28,360,549
Inventories
Finished goods	9,265,667	5,277,104
Work in process	5,375,415	4,257,364
Raw materials	4,457,782	7,215,942
	19,098,864	16,750,410
Deferred income taxes	8,127,230	8,685,453
Other current assets	2,914,859	6,173,308
Total Current Assets	84,936,146	93,297,631
Property, Plant and Equipment
Land and land improvements	1,274,453	1,274,453
Buildings	17,957,122	17,925,047
Machinery and equipment	100,726,845	102,725,534
	119,958,420	121,925,034
Less allowances for depreciation	87,933,268	85,229,426
Net Property, Plant and Equipment	32,025,152	36,695,608
Investments	4,999,993	-
Deferred Income Taxes	561,709	973,861
Intangibles and Other Assets	5,317,715	5,754,977
Total Assets	$ 127,840,715	$ 136,722,077
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Note payable to bank	$ -	$ 8,300,000
Accounts payable	5,277,201	5,776,134
Accrued compensation and related taxes	4,746,058	2,813,506
Accrued expenses and other liabilities	17,299,955	16,720,944
Contributions payable to employee benefit plans	9,175,550	10,474,058
Restructuring liabilities	8,596,535	-
Income taxes payable	766,734	395,740
Total Current Liabilities	45,862,033	44,480,382
Accrued Warranty Costs	4,692,950	5,821,000
Commitments and Contingencies (Notes A and N)	-	-
Shareholders' Equity
Common stock, par value $1 per share:
Class A-authorized 40,000,000 shares, 15,899,620
shares issued and 15,240,205 shares outstanding at
December 30, 2000, and 15,893,232 shares issued and
15,267,166 shares outstanding at January 1, 2000	15,899,620	15,893,232
Class B-authorized 4,000,000 shares, 1,804,800 shares issued
and outstanding at December 30, 2000 and January 1, 2000	1,804,800	1,804,800
Additional paid-in capital	15,139,978	15,026,809
Unearned stock-based compensation	(281,756)	(615,946)
Retained earnings	55,875,036	63,974,006
Accumulated other comprehensive loss	(1,672,382)	(475,380)
	86,765,296	95,607,521
Treasury stock, at cost, 659,415 shares in 2000 and
626,066 shares in 1999	(9,479,564)	(9,186,826)
Total Shareholders' Equity	77,285,732	86,420,695
Total Liabilities and Shareholders' Equity	$ 127,840,715	$ 136,722,077
See notes to consolidated financial statements.

2000 A.T. CROSS COMPANY ANNUAL REPORT
8	Consolidated Statements of Operations / Consolidated Statements of Comprehensive Income (Loss)

CONSOLIDATED STATEMENTS OF OPERATIONS

A. T. CROSS COMPANY & SUBSIDIARIES
_________________________________________________________________________________________________________________

YEAR ENDED

_________________________________________________________________________________________________________________

DECEMBER 30,	JANUARY 1,	DECEMBER 31,
2000	2000	1998

_________________________________________________________________________________________________________________
Net sales	$ 130,548,401	$ 126,993,510	$ 152,782,867
Cost of goods sold	64,072,090	75,132,854	84,726,656
Gross Profit	66,476,311	51,860,656	68,056,211

Selling, general and administrative expenses	54,648,620	63,402,242	69,759,206
Research and development expenses	1,890,639	2,923,826	4,359,587
Service and distribution costs	1,322,712	3,218,869	3,510,952
Environmental remediation	1,508,248	200,000	-
Restructuring charges and loss on impairment of assets	19,259,254	2,980,132	-
Operating Loss	(12,153,162)	(20,864,413)	(9,573,534)
Interest and other	5,239,925	820,037	2,509,692
Loss from Continuing Operations Before Income Taxes	(6,913,237)	(20,044,376)	(7,063,842)
Provision (benefit) for income taxes	814,733	239,000	(2,472,000)
Loss from Continuing Operations	(7,727,970)	(20,283,376)	(4,591,842)
Discontinued Operations, Less Income Taxes (Benefit)
Loss from operations	-	(868,000)	(2,506,308)
Income (loss) on disposal	(371,000)	1,038,126	1,653,307
Income (Loss) from Discontinued Operations (Net of Income Taxes)	(371,000)	170,126	(853,001)
Net Loss	$ (8,098,970)	$ (20,113,250)	$ (5,444,843)

Basic and Diluted Earnings (Loss) Per Share:
Continuing operations	$ (0.47)	$ (1.22)	$ (0.28)
Discontinued operations	(0.02)	0.01	(0.05)
Net Loss Per Share	$ (0.49)	$ (1.21)	$ (0.33)

Weighted Average Shares Outstanding:
Denominator for basic earnings (loss) per share	16,654,492	16,568,307	16,534,143
Effect of Dilutive Securities:
Common stock equivalents	-	(A)	-	(A)	-	(A)
Denominator for Diluted Earnings (Loss) Per Share	16,654,492	16,568,307	16,534,143

(A) No incremental shares related to options or restricted stock granted are included due to the loss from continuing operations.

_________________________________________________________________________________________________________________

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

A. T. CROSS COMPANY & SUBSIDIARIES
_________________________________________________________________________________________________________________

YEAR ENDED

_________________________________________________________________________________________________________________

DECEMBER 30,	JANUARY 1,	DECEMBER 31,
2000	2000	1998

_________________________________________________________________________________________________________________
Net Loss	$ (8,098,970)	$ (20,113,250)	$ (5,444,843)
Other Comprehensive Income (Loss) (Net of Tax):
Unrealized (loss) gain on investment	(668,320)	242,423	-
Foreign currency translation adjustments	(528,682)	(271,073)	255,543
Comprehensive Loss	$ (9,295,972)	$ (20,141,900)	$ (5,189,300)
See notes to consolidated financial statements.

2000 A.T. CROSS COMPANY ANNUAL REPORT
9	Consolidated Statements of Changes in Shareholders' Equity

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

A. T. CROSS COMPANY & SUBSIDIARIES
_________________________________________________________________________________________________________________________________________________________________________________________________

ACCUMULATED
COMMON STOCK				ADDITIONAL	UNEARNED		OTHER			TOTAL
CLASS A		CLASS B		PAID - IN	STOCK-BASED	RETAINED	COMPREHENSIVE	TREASURY STOCK		SHAREHOLDERS'
SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL	COMPENSATION	EARNINGS	INCOME (LOSS)	SHARES	AMOUNT	EQUITY

_________________________________________________________________________________________________________________________________________________________________________________________________

Balances at January 1, 1998	15,294,652	$ 15,294,652	1,804,800	$ 1,804,800	$ 11,958,670	$ -	$ 93,502,930	$ (702,273)	598,380	$ (8,924,782)	$ 112,933,997

Cancellation of restricted stock									2,686	(40,794)	(40,794)
Stock option activity	27,168	27,168			258,767						285,935
Stock purchase plan	7,342	7,342			71,378						78,720
Restricted stock plan	15,000	15,000			144,375						159,375
Foreign currency translation adjustments								255,543			255,543
Cash dividends declared							(3,970,831)				(3,970,831)
Net loss							(5,444,843)				(5,444,843)

__________________________________________________________________________________________________________________________________________________________________________________________________
Balances at December 31, 1998	15,344,162	15,344,162	1,804,800	1,804,800	12,433,190	-	84,087,256	(446,730)	601,066	(8,965,576)	104,257,102

Cancellation of restricted stock									25,000	(221,250)	(221,250)
Other shares issued (see Note M)	380,952	380,952			1,857,141						2,238,093
Stock purchase plan	8,118	8,118			37,728						45,846
Restricted stock plan	160,000	160,000			698,750						858,750
Grant of restricted stock for future services services						(796,875)					(796,875)
Amortization of unearned compensation						180,929					180,929
Unrealized gain on investment (net of tax)								242,423			242,423
Foreign currency translation adjustments								(271,073)			(271,073)
Net loss							(20,113,250)				(20,113,250)

__________________________________________________________________________________________________________________________________________________________________________________________________
Balances at January 1, 2000	15,893,232	15,893,232	1,804,800	1,804,800	15,026,809	(615,946)	63,974,006	(475,380)	626,066	(9,186,826)	86,420,695

Cancellation of restricted stock						127,969			33,349	(292,738)	(164,769)
Stock purchase plan	6,388	6,388			25,669						32,057
Grant of stock options for future services					87,500	(87,500)					-
Amortization of unearned compensation						293,721					293,721
Unrealized loss on investment (net of tax)								(668,320)			(668,320)
Foreign currency translation adjustments								(528,682)			(528,682)
Net loss							(8,098,970)				(8,098,970)

__________________________________________________________________________________________________________________________________________________________________________________________________
Balances at December 30, 2000	15,899,620	$ 15,899,620	1,804,800	$ 1,804,800	$ 15,139,978	$ (281,756)	$ 55,875,036	$ (1,672,382)	659,415	$ (9,479,564)	$ 77,285,732
See notes to consolidated financial statements.

2000 A.T. CROSS COMPANY ANNUAL REPORT
10	Consolidated Statements of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS

A. T. CROSS COMPANY & SUBSIDIARIES
________________________________________________________________________________________________________

YEAR ENDED

________________________________________________________________________________________________________

DECEMBER 30,	JANUARY 1,	DECEMBER 31,
2000	2000	1998

________________________________________________________________________________________________________
CASH PROVIDED BY (USED IN):
Operating Activities:
Loss from continuing operations	$ (7,727,970)	$ (20,283,376)	$ (4,591,842)
Adjustments to reconcile loss from continuing operations
to net cash provided by (used in) continuing operations:
Depreciation and amortization	7,450,552	8,595,994	8,344,631
Restructuring charges and loss on impairment of assets	19,259,254	2,980,132	-
Gain on sales of marketable equity securities	(3,323,526)	-	-
Provision for losses on accounts receivable	731,898	801,346	41,580
Deferred income taxes	1,329,375	(360,048)	(3,495,323)
Provision for (reduction of) accrued warranty costs	(760,799)	720,267	880,737
Unrealized (gain) loss on trading securities	(495,553)	580,000	-
Changes in operating assets and liabilities:
Accounts receivable	(3,111,491)	4,944,478	3,403,964
Inventories	(2,500,655)	3,765,861	(2,246,508)
Other assets - net	103,671	808,786	425,764
Accounts payable	(463,942)	(389,978)	(143,182)
Other liabilities - net	2,391,406	(3,920,806)	1,595,244
Warranty costs paid	(367,251)	(720,267)	(880,737)
Restructuring charges paid	(7,053,312)	-	-
Foreign currency transaction (gain) loss	(358,569)	806,960	19,418
Net Cash Provided by (Used in) Continuing Operations	5,103,088	(1,670,651)	3,353,746
Discontinued operations:
Income (loss) from discontinued operations	(371,000)	170,126	(853,001)
Changes in operating assets and liabilities	1,040,000	1,721,341	(313,050)
Net Cash Provided by (Used in) Discontinued Operations	669,000	1,891,467	(1,166,051)
Net Cash Provided by Operating Activities	5,772,088	220,816	2,187,695
Investing Activities:
Purchases of marketable equity securities	(1,200,000)	(2,000,000)	-
Sales of marketable equity securities	5,127,526	-	-
Purchase of investment	(4,999,993)	-	-
Additions to property, plant and equipment	(5,252,315)	(7,916,690)	(6,460,646)
Purchase of short-term investments	-	(10,688,437)	(19,410,316)
Sale or maturity of short-term investments	10,051,093	11,340,724	19,300,427
Net Cash Provided by (Used in) Investing Activities	3,726,311	(9,264,403)	(6,570,535)
Financing Activities:
Cash dividends paid	-	-	(5,291,210)
Proceeds from bank borrowings	-	9,000,000	11,000,000
Repayment of bank borrowings	(8,300,000)	(9,500,000)	(5,000,000)
Proceeds from sale of Class A common stock	32,057	45,846	323,861
Net Cash Provided by (Used in) Financing Activities	(8,267,943)	(454,154)	1,032,651
Effect of exchange rate changes on cash and cash equivalents	(273,268)	(440,455)	330,624
Increase (decrease) in cash and cash equivalents	957,188	(9,938,196)	(3,019,565)
Cash and cash equivalents at beginning of year	12,843,016	22,781,212	25,800,777
Cash and Cash Equivalents at End of Year	$ 13,800,204	$ 12,843,016	$ 22,781,212
See notes to consolidated financial statements.

2000 A.T. CROSS COMPANY ANNUAL REPORT
11	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. T. CROSS COMPANY & SUBSIDIARIES
____________________________________________________________________________________________________________

December 30, 2000

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of A.T. Cross Company and its subsidiaries (the "Company"). Upon consolidation, all material intercompany accounts and transactions are eliminated.

Reclassification of Prior Years' Financial Statements: Certain prior year amounts have been reclassified in order to conform to the current year presentation.

Accounting for Estimates: The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"), requires the Company to make assumptions that affect the estimates reported in these consolidated financial statements. Actual results may differ from these estimates.

Revenue Recognition: Revenue from sales is recognized upon shipment or delivery of goods. Provision is made at the time the related revenue is recognized for estimated product returns, term discounts and rebates.

Change of Accounting Periods: To facilitate the implementation of a standardized worldwide reporting system, as of January 1, 1999, the Company changed from a calendar quarter and year end closing schedule to a 13-week quarter end close and a 52/53-week fiscal year close. This change did not have a material impact on sales or results of operations in either fiscal 2000 or fiscal 1999 as compared to 1998.

Industry Segments and Nature of Operations: The Company has two reportable segments, Quality Writing Instruments and pen-based computing products. The Company manufactures quality writing instruments, principally ball-point pens, fountain pens, selectip rolling ball pens, mechanical pencils and accessories, and sells and distributes them to retailers and wholesale distributors throughout the world. Pen-based computing products are manufactured and distributed principally in the United States through the Company's Pen Computing Group ("PCG"). The accounting policies of these segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based upon profit or loss from operations before income taxes. Interest income and expense are included in the Quality Writing Instruments segment. The Company's reportable segments are strategic business units that offer different product lines. They are managed separately, as each unit requires different technologies and marketing strategies.

Cash Equivalents and Short-Term Investments: The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents. Short-term investments are stated at fair market value and consist of interest-bearing investments with a remaining maturity of greater than three months when purchased. At December 30, 2000 and January 1, 2000, short-term investments include time deposits, commercial paper, municipal bonds and U.S. Government Agency bonds ("trading securities"). Cash equivalents and short-term investments are placed only with high-credit quality financial institutions. At December 30, 2000 and January 1, 2000, approximately 48% and 51%, respectively, of the Company's cash, cash equivalents and short-term investments were placed with one financial institution.

Marketable Equity Securities: The Company carries its investments in marketable equity securities that are available-for-sale at market value and includes them in Other current assets. Unrealized holding gains and losses, net of the related tax effect, on such securities are included in Accumulated other comprehensive income (loss), which is reflected in Shareholders' Equity.

Investments: The Company carries its investments in securities that are not available-for-sale at cost, less impairment, if any.

Inventories: Domestic writing instrument inventories are priced at the lower of last-in, first-out ("LIFO") cost or market. The remaining inventories are priced at the lower of first-in, first-out ("FIFO") cost or market.

Property, Plant and Equipment, and Related Depreciation: Property, plant and equipment are stated on the basis of cost. Provisions for depreciation are computed using a combination of accelerated and straight-line methods, which are intended to depreciate the cost of such assets over their estimated useful lives, which range from 3 to 30 years.

Derivatives: The Company has a program in place to manage foreign currency risk. As part of that program, the Company can enter into foreign currency exchange contracts to hedge anticipated foreign currency transactions or commitments, primarily purchases of materials and products from foreign suppliers, and certain foreign currency denominated balance sheet positions. The terms of the contracts generally correspond with the dates of the anticipated foreign currency transactions. Realized and unrealized gains and losses on those contracts intended to hedge specific foreign currency transactions or commitments are deferred and accounted for as part of the transaction. Gains and losses on other contracts are included in Selling, general and administrative expenses. Foreign currency exchange losses that are included in Selling, general and administrative expenses approximated $250,000, $760,000 and $599,000 in fiscal 2000, 1999 and 1998, respectively.

Commitments: The Company incurs royalty expense related to a non-branded line of writing instruments. In addition, the Company incurs license expense for certain components for the Cross :Convergence™ pen.

Marketing Support Costs: The costs of marketing support (including advertising) are charged to expense as incurred and amounted to approximately $15,334,000, $17,462,000 and $23,876,000 for the years ended December 30, 2000, January 1, 2000 and December 31, 1998, respectively. Accrued marketing support expenses were approximately $4,200,000 in both fiscal 2000 and fiscal 1999 and are included in Accrued expenses and other liabilities.

Warranty Costs: The Company's writing instruments are sold with a full warranty of unlimited duration against mechanical failure, while PCG products are sold with a one-year limited warranty. Estimated warranty costs are accrued at the time of sale. Accrued warranty costs were reduced in fiscal 2000 by approximately $1,100,000, which includes approximately $367,000 of warranty costs paid and a

2000 A.T. CROSS COMPANY ANNUAL REPORT
12	Notes to Consolidated Financial Statements

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

change in estimate of approximately $761,000, reflecting lower cost trends among the several factors that impact the Company's cost to service the warranty. The most significant factors, measured over a period of several years, include the operating costs of the service department and writing instrument unit sales. The change in estimate was recorded as a reduction of Service and distribution costs.

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

Comprehensive Income (Loss): The Company adopted SFAS No. 130, "Reporting Comprehensive Income" in fiscal 1998. SFAS No. 130 requires the reporting of comprehensive income, which, in the case of the Company, is the combination of reported net income (loss), unrealized gain (loss) on investments designated as available-for-sale and the change in foreign currency translation adjustments, which are components of shareholders' equity.

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

New Accounting Pronouncements: During 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 was not required to be implemented until fiscal 2000. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an Amendment of FASB Statement No. 133." SFAS No. 137 delayed the original implementation date of SFAS No. 133 by one year. This will require that the Company implement this statement in fiscal 2001. This statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Since the Company's use of derivatives is minimal, this statement is not expected to have a material impact on the Company's consolidated financial statements. Had this statement been effective for fiscal 2000, there would have been no effect on the Company's consolidated financial statements.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements," which summarizes the staff's views regarding the application of generally accepted accounting principles to selected revenue recognition issues and is effective for fiscal 2000. SAB 101 did not have a significant effect on the Company's consolidated financial statements.

____________________________________________________________________________________________________________

NOTE B - INVENTORIES

Domestic writing instrument inventories, approximating $13,404,000 and $5,695,000 at December 30, 2000 and January 1, 2000, respectively, are priced at the lower of LIFO cost or market. The remaining inventories are priced at the lower of FIFO cost or market. If the FIFO method of inventory valuation had been used for those inventories priced using the LIFO method, inventories would have been approximately $9,614,000 and $11,227,000 higher than reported at December 30, 2000 and January 1, 2000, respectively. The Company believes the LIFO method of inventory valuation ordinarily results in a more appropriate matching of its revenues to their related costs, since current costs are included in cost of goods sold, and distortions in reported income due to the effect of changing prices are reduced.

____________________________________________________________________________________________________________

NOTE C - MARKETABLE EQUITY SECURITIES AND INVESTMENTS

NeoMedia Technologies, Inc. ("NeoMedia")

In 1999, the Company entered into an agreement with NeoMedia pursuant to which the Company had the exclusive right, in certain market segments, to bundle and sell NeoMedia's NeoLink™ software with the Cross NetPen™ . The Company agreed to advance $2,000,000 to NeoMedia in exchange for a convertible promissory note with the option to convert the note into shares of NeoMedia common stock. As additional consideration, NeoMedia issued to the Company warrants to purchase 200,000 shares of NeoMedia common stock, at prices ranging from $5 to $7 per share, exercisable for a period of five years following February 18, 1999. During 1999, the Company converted the $2,000,000 promissory note into approximately 500,000 shares of NeoMedia common stock at the agreed upon conversion price of $4 per share. During fiscal 2000, the Company exercised the warrants to purchase 200,000 shares of NeoMedia common stock at an average price of $6 per share, or $1,200,000, and sold 451,000 shares at an average price of approximately $11 per share, or $5,128,000. The pre-tax gain on this sale of approximately $3,324,000 is recorded in Interest and other and is included in the PCG segment.

At year end fiscal 2000, the Company had 250,897 shares of NeoMedia common stock, with a market value of approximately $753,000, classified as available-for-sale securities and recorded in Other current assets. Unrealized gains and losses on the Company's investment in NeoMedia have been recorded, net of tax, as part of Accumulated other comprehensive loss.

DigitalConvergence.:Com Inc. ("DC")

During the second quarter of 2000, the Company invested approximately $5,000,000 in DC, a Delaware company, in exchange

2000 A.T. CROSS COMPANY ANNUAL REPORT
13	Notes to Consolidated Financial Statements

NOTE C - MARKETABLE EQUITY SECURITIES AND INVESTMENTS (CONTINUED)

for 237,079 shares of DC's Series B Convertible Preferred Stock and 316,255 shares of DC's Series C Convertible Preferred Stock. DC's technology allows media companies, manufacturers and other organizations to link their products with particular Web sites through the use of embedded codes. DC intends to make an initial public offering ("IPO") of its common stock and has filed an S-1 Registration Statement with the SEC on April 28, 2000 and amendments to such Registration Statement on September 26, 2000 and November 13, 2000. In the event that $75,000,000 is raised in the IPO and immediately prior to the closing of the IPO the aggregate market value of DC common stock (assuming conversion of all preferred stock) equals or exceeds $750,000,000, Cross' DC Series B and Series C Convertible Preferred shares will be converted into DC common stock on a one-for-one basis. The investment in DC is carried at cost and is recorded in Investments.

____________________________________________________________________________________________________________

NOTE D - RESTRUCTURING CHARGES AND LOSS ON IMPAIRMENT OF ASSETS

In fiscal 2000, the Company's Board of Directors approved a plan to restructure the Company's domestic and international writing instrument operations. As a result, the Company recorded pre-tax restructuring expenses of approximately $19,900,000 in 2000 in the Quality Writing Instruments segment. As part of this restructuring plan, the Company is consolidating all writing instrument manufacturing and distribution at its headquarters in Lincoln, Rhode Island, closing its Irish facility and reorganizing its European operations.

The following is a tabular presentation of the charges recorded in 2000 related to the restructuring plan:
(THOUSANDS OF DOLLARS)

Severance and related expenses	$ 12,680
Impairment of assets	3,279
Other	3,300
Restructuring Charges and Loss on Impairment of Assets	19,259

Inventory write-down charged to cost of goods sold	661
Total	$ 19,920

The following is a tabular presentation of the restructuring liabilities:
(THOUSANDS OF DOLLARS)	SEVERANCE	PROFESSIONAL
	& RELATED	FEES	CONTRACTUAL
	EXPENSES	& OTHER	OBLIGATIONS	TOTAL

____________________________________________________________________________________________________________
Balance at January 2, 2000	$ 0	$ 0	$ 0	$ 0
Restructuring charges and foreign exchange effects	12,073	2,358	1,219	15,650
Cash payments	(6,219)	(834)	0	(7,053)
Balance at December 30, 2000	$ 5,854	$ 1,524	$ 1,219	$ 8,597

The total cash portion of the restructuring plan is expected to be approximately $15,700,000.

In 1999, the Company decided to discontinue its line of CrossPad® products. During the fourth quarter of 1999, the Company recorded a loss on impairment of PCG segment assets of $2,980,132. The impaired assets were comprised of certain intangible assets, primarily license agreements, patents and trademarks, and other long-lived assets, notably manufacturing equipment for CrossPads. Due to the specialized nature of the equipment, the Company determined that these assets were impaired.

____________________________________________________________________________________________________________

2000 A.T. CROSS COMPANY ANNUAL REPORT
14	Notes to Consolidated Financial Statements

NOTE E - LINE OF CREDIT

In December 2000, the Company amended its $25,000,000 secured bank line of credit that it entered into on February 9, 2000. The Company is no longer required to provide the bank with a security interest in certain U.S. inventory, accounts receivable and machinery and equipment. The amended agreement requires the Company to meet certain liquidity levels and restrictions. The most restrictive covenants are to maintain a consolidated cash, cash equivalents and short-term investments balance of not less than $15,000,000 at the end of each quarter and restricts the Company's ability to grant a security interest in its assets. Any amounts borrowed under this amended line of credit are payable on demand and bear interest at either the bank's prime lending rate or at one percent per annum in excess of the London Interbank Offering Rate ("LIBOR"). LIBOR was 6.6% at December 30, 2000. The agreement is cancelable at any time by the Company or the bank. The highest amount borrowed at any time during the year was $8,300,000. Interest paid and expensed in fiscal 2000, 1999 and 1998 was $356,000, $341,000 and $246,000, respectively, and is included in Interest and other.

____________________________________________________________________________________________________________

NOTE F - EMPLOYEE BENEFIT PLANS

During 1998, the Company adopted the provisions of SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits." The Company has a non-contributory defined benefit pension plan and a defined contribution retirement plan (consisting of a savings plan and a non-contributory profit sharing plan), which cover substantially all domestic employees. The Company's contributions to the savings plan in fiscal 2000, 1999 and 1998 were $581,000, $626,000 and $673,000, respectively. There were no profit sharing plan contributions during this three-year period. The Company also maintains an unfunded excess defined benefit plan for certain key executives. Employees of non-U.S. subsidiaries generally receive retirement benefits from Company sponsored defined benefit or defined contribution plans or from statutory plans administered by governmental agencies in their countries. The Company does not provide its employees with any post-retirement benefits other than those described above.

Benefits under the defined benefit plans are based on the employee's years of service and compensation, as defined. The Company's funding policy is consistent with applicable local laws and regulations.

The following table sets forth the defined benefit plans' combined funded status and amounts recognized in the Company's consolidated balance sheet at the end of each fiscal year:
2000	1999	1998

____________________________________________________________________________________________
Change in Projected Benefit Obligation
Benefit obligation at end of prior year	$ 31,750,000	$ 33,645,000	$ 30,402,000
Service cost	1,521,000	1,675,000	1,793,000
Interest cost	2,166,000	2,005,000	1,995,000
Participant contributions	-	8,000	18,000
Amendments	-	146,000	-
Curtailment gain	(448,000)	-	-
Actuarial (gain) loss	(53,000)	(4,949,000)	145,000
Benefits paid	(890,000)	(780,000)	(708,000)
Benefit Obligation at End of Year	$ 34,046,000	$ 31,750,000	$ 33,645,000

Change in Plan Assets
Fair value of plan assets at end of prior year	$ 39,551,000	$ 35,432,000	$ 29,099,000
Actual return on plan assets	653,000	4,611,000	6,014,000
Employer contributions	357,000	281,000	1,009,000
Participant contributions	-	7,000	18,000
Benefits paid	(890,000)	(780,000)	(708,000)
Fair Value of Plan Assets at End of Year	$ 39,671,000	$ 39,551,000	$ 35,432,000

2000 A.T. CROSS COMPANY ANNUAL REPORT
15	Notes to Consolidated Financial Statements

NOTE F - EMPLOYEE BENEFIT PLANS (CONTINUED)
2000	1999	1998

_______________________________________________________________________________________________
Funded Status
Excess of plan assets over projected benefit obligation	$ 5,625,000	$ 7,801,000	$ 1,787,000
Unrecognized net transition obligation	263,000	434,000	467,000
Unrecognized prior service cost	457,000	597,000	542,000
Unrecognized net actuarial gain	(13,468,000)	(16,485,000)	(10,165,000)
Accrued Pension Cost (Included in Contributions
Payable to Employee Benefit Plans)	$ (7,123,000)	$ (7,653,000)	$ (7,369,000)

Components of Net Periodic Benefit Cost
Service cost	$ 1,515,000	$ 1,693,000	$ 1,754,000
Interest cost	2,158,000	2,026,000	1,976,000
Expected return on plan assets	(2,868,000)	(2,608,000)	(2,137,000)
Amortization of net transition obligation	(55,000)	(55,000)	(53,000)
Amortization of prior service cost	47,000	50,000	43,000
Recognized net actuarial gain	(614,000)	(327,000)	(34,000)
Net Periodic Benefit Cost	$ 183,000	$ 779,000	$ 1,549,000

Weighted Average Assumptions
Discount rate	7.50%	7.50%	6.75%
Expected return on plan assets	9.00%	9.00%	9.00%
Rate of compensation increase	4.00%	4.00%	4.00%

________________________________________________________________________________________________________

NOTE G - COMMON STOCK

The Company's Class A and Class B common stock are identical, except for differences with respect to certain voting rights. Shareholders are entitled to share equally in dividends that may be declared by the Board of Directors and, upon liquidation, to share ratably in any assets that remain available for distribution on the Class A and Class B common stock. In addition to other voting rights related limitations, holders of Class A common stock are limited to the election of one-third of the number of directors.

________________________________________________________________________________________________________

NOTE H - OMNIBUS INCENTIVE PLAN (THE "OI PLAN")

The Company's OI Plan permits the Compensation Committee to grant various long-term incentive awards, generally equity based, to officers and key employees from one pool of reserved shares. The OI Plan provides for grants of awards, including but not limited to, Incentive Stock Options, at not less than the full market value on the date of grant (except in the case of a shareholder possessing more than 10% of the total combined voting power of all classes of Company stock, in which case the exercise price shall not be less than 110% of the fair market value on the date of grant) and Non-Qualified Stock Options, at an exercise price determined by the Compensation Committee; Stock Appreciation Rights, which are rights to receive an amount equal to the increase, between the date of grant and the date of exercise, in the fair market value of the number of shares of common stock subject to the Stock Appreciation Right; shares of Restricted Stock, which are common shares that have certain conditions attached to them that must be satisfied in order to have unencumbered rights to the Restricted Stock; and Performance Awards, which are awards in common shares or cash. The OI Plan has no definite expiration date but may be terminated by the Board of Directors at any time. Incentive Stock Options may not be granted for a term longer than ten years from the date of grant (five years in the case of a shareholder possessing more than 10% of the total combined voting power of all classes of Company stock). At December 30, 2000, there were 127,500 shares of Restricted Stock outstanding under the OI Plan. Compensation expense recognized for Restricted Stock under the OI Plan amounted to $293,721 and $180,129 for fiscal 2000 and 1999, respectively. There was no compensation expense for Restricted Stock in 1998. The only awards granted under the OI Plan in fiscal 2000 were Stock Options.

2000 A.T. CROSS COMPANY ANNUAL REPORT
16	Notes to Consolidated Financial Statements

NOTE H - OMNIBUS INCENTIVE PLAN (THE "OI PLAN") (CONTINUED)

Stock Option activity during the three years ended December 30, 2000 was as follows:
		WEIGHTED AVERAGE	SHARES
Stock Option Plan:	OPTIONS	PRICE PER SHARE	RESERVED

_________________________________________________________________________________________
Outstanding at January 1, 1998	1,388,744	$ 16.28	2,013,619
Additional Shares Reserved	-	-	200,000
Granted	585,762	$ 7.82	-
Exercised	(27,168)	$ 10.49	(27,168)
Canceled	(202,153)	$ 14.27	-
Outstanding at December 31, 1998	1,745,185	$ 13.27	2,186,451
Restricted Stock Grants	-	-	(150,000)
Granted	587,783	$ 4.62	-
Canceled	(297,470)	$ 11.54	(30,050)
Outstanding at January 1, 2000	2,035,498	$ 8.92	2,006,401
Additional Shares Reserved	-	-	1,100,000
Granted	469,697	$ 5.06	-
Canceled	(389,490)	$ 10.38	(86,600)
Outstanding at December 30, 2000	2,115,705	$ 7.81	3,019,801

The following table contains summary information about the stock options outstanding at December 30, 2000:
	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	_______________________________________________________			_____________________________________
RANGE OF	NUMBER	WEIGHTED AVERAGE	WEIGHTED	NUMBER	WEIGHTED AVERAGE
EXERCISE PRICES	OUTSTANDING	REMAINING YEARS OF	AVERAGE	EXERCISABLE	EXERCISE PRICE
		CONTRACTUAL LIFE	EXERCISE PRICE

__________________________________________________________________________________________________

$ 4.34 - $ 4.34	26,985	8.75	$ 4.34	26,985	$ 4.34
$ 4.56 - $ 4.56	500,000	8.88	$ 4.56	125,000	$ 4.56
$ 4.69 - $ 5.06	89,600	9.05	$ 4.82	25,603	$ 4.99
$ 5.09 - $ 5.09	374,900	9.57	$ 5.09	-	-
$ 5.26 - $ 5.88	56,297	9.43	$ 5.49	22,970	$ 5.83
$ 6.06 - $ 6.06	313,782	7.94	$ 6.06	313,782	$ 6.06
$ 6.19 - $ 9.69	149,880	6.90	$ 9.14	149,880	$ 9.14
$ 9.97 - $ 9.97	218,390	6.94	$ 9.97	218,390	$ 9.97
$ 10.00 - $ 15.19	276,350	4.38	$ 13.98	276,350	$ 13.98
$ 16.75 - $ 24.81	109,521	1.85	$ 19.72	109,521	$ 19.72
$ 4.34 - $ 24.81	2,115,705	7.59	$ 7.81	1,268,481	$ 9.79

The Company also has an Employee Stock Purchase Plan (the "ESP Plan"), allowing eligible employees, other than officers and directors, to purchase shares of the Company's Class A common stock at 10% less than the mean between the high and low prices of the stock on the date of purchase. A maximum of 320,000 shares is available under the ESP Plan, and the aggregate number of shares reserved was 114,568, 120,956 and 129,074 at December 30, 2000, January 1, 2000 and December 31, 1998, respectively.

The Company applies Accounting Principles Board Opinion No. 25 to account for its stock option plans. Accordingly, pursuant to the terms of the stock option plans, no compensation cost has been recognized. However, if the Company had determined compensation cost for stock option grants issued during fiscal 2000, 1999 and 1998 under the provisions of SFAS No. 123, the Company's Net Loss and Net Loss Per Share would have been negatively impacted by approximately $965,000 ($0.06 per share), $1,048,000 ($0.06 per share) and $778,000 ($0.05 per share), respectively.

2000 A.T. CROSS COMPANY ANNUAL REPORT
17	Notes to Consolidated Financial Statements

NOTE H - OMNIBUS INCENTIVE PLAN (THE "OI PLAN") (CONTINUED)

The fair value of each stock option granted in fiscal 2000, 1999 and 1998 under the Company's stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model. The following key assumptions were used to value grants issued for each of the following years:
WEIGHTED
AVERAGE	AVERAGE		DIVIDEND
RISK-FREE RATE	EXPECTED LIFE	VOLATILITY	YIELD

____________________________________________________________________________________

2000	5.00%	5.0 years	40.07%	0.0%
1999	5.00%	5.0 years	53.17%	0.0%
1998	5.00%	5.0 years	41.50%	3.3%

The weighted average fair values per share of stock options granted during fiscal 2000, 1999 and 1998 were $2.16, $2.38 and $2.05, respectively. It should be noted that the option-pricing model used was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of up to ten years. However, management believes that the assumptions used and the model applied to value the awards yield a reasonable estimate of the fair value of the grants made under the circumstances.

_______________________________________________________________________________________________________

NOTE I - INCOME TAXES FROM CONTINUING OPERATIONS

The provision (benefit) for income taxes from continuing operations consists of the following:
2000	1999	1998

_________________________________________________________________________________________________
Currently (Receivable) Payable:
Federal	$ (607,907)	$ 300,863	$ (569,778)
State	11,750	11,500	-
Foreign	181,835	286,685	476,368
	(414,322)	599,048	(93,410)
Deferred:
Federal	1,600,175	(360,048)	(4,015,786)
State	-	-	1,637,196
Foreign	(371,120)	-	-
	1,229,055	(360,048)	(2,378,590)
Total	$ 814,733	$ 239,000	$ (2,472,000)

The reconciliation of income taxes computed at the statutory Federal income tax rate to the provision (benefit) for income taxes from continuing operations is as follows:
2000	1999	1998

_________________________________________________________________________________________________

Statutory Federal income tax benefit	$ (2,419,633)	$ (7,015,532)	$ (2,472,344)
State income tax expense, less Federal tax benefit	7,638	7,475	1,064,178
Foreign operations	2,843,272	2,142,407	506,779
Deferred tax on undistributed foreign earnings
not indefinitely reinvested	-	5,250,000	-
Benefit of Foreign Sales Corporation	(180,953)	(112,468)	(1,160,285)
Miscellaneous	564,409	(32,882)	(410,328)
Provision (Benefit) for Income Taxes	$ 814,733	$ 239,000	$ (2,472,000)

2000 A.T. CROSS COMPANY ANNUAL REPORT
18	Notes to Consolidated Financial Statements

NOTE I - INCOME TAXES FROM CONTINUING OPERATIONS (CONTINUED)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 30, 2000 and January 1, 2000 are presented below:
2000	1999

_________________________________________________________________________________
Current Deferred Tax Assets and Liabilities:
Assets:
Additional costs inventoried for tax purposes and
inventory reserves not deductible for tax purposes	$ 3,467,821	$ 4,401,044
Excess benefit plan	1,792,781	1,669,421
Accrued pension costs	1,987,390	2,017,658
Net operating loss carryforward	1,538,664	4,146,250
Unrealized loss on available-for-sale securities	225,000	-
Other	623,453	2,040,622
	9,635,109	14,274,995
Less valuation allowance	(1,307,040)	(1,534,995)
Current Deferred Tax Assets	8,328,069	12,740,000
Liabilities:
Undistributed foreign earnings not indefinitely reinvested	-	3,500,000
Unrealized gain on available-for-sale securities	-	134,000
Other	200,839	420,547
Current Deferred Tax Liabilities	200,839	4,054,547
Net Current Deferred Tax Asset	$ 8,127,230	$ 8,685,453

Long-Term Deferred Tax Assets and Liabilities:
Assets:
Intangible assets	797,367	747,588
Accrued warranty costs	1,921,294	2,383,117
Alternative minimum tax credit carryforward	651,048	673,902
Net operating loss carryforward	3,305,022	3,363,887
Other	282,605	219,184
	6,957,336	7,387,678
Less valuation allowance	(2,955,223)	(3,363,887)
Long-Term Deferred Tax Assets	4,002,113	4,023,791
Liabilities:
Property, plant and equipment, principally due to
differences in depreciation	1,471,834	1,299,930
Undistributed foreign earnings not indefinitely reinvested	1,968,570	1,750,000
Long-Term Deferred Tax Liabilities	3,440,404	3,049,930
Net Long-Term Deferred Tax Asset	$ 561,709	$ 973,861
	__________	__________
Net Deferred Tax Asset	$ 8,688,939	$ 9,659,314

The Company's wholly-owned subsidiary, A.T. Cross Limited ("ATCL"), is not subject to the Republic of Ireland statutory income tax rate. Until the year 2003, when the Irish statutory rate is reduced to 12.5% on most types of income, ATCL is subject to the 10% rate on profits from sales of Irish manufactured goods, as defined. This lower rate did not affect the fiscal 2000 or fiscal 1999 tax provisions.

At December 30, 2000 and January 1, 2000, undistributed earnings of foreign subsidiaries amounted to approximately $45,939,000 and $64,553,000, respectively (including approximately $19,650,000 in 2000 and $29,000,000 in 1999 of cash, cash equivalents and short-term investments). These earnings could become subject to additional tax if they are remitted as dividends, if foreign earnings are lent to the Company or a U.S. affiliate or if the Company should sell its stock in the subsidiaries. At January 1, 2000, the Company determined that approximately $15,000,000 in undistributed earnings were no longer considered to be invested indefinitely. Accordingly, in fiscal 1999, the Company provided tax expense of and increased deferred tax liabilities by $5,250,000, which represents the estimated tax associated with such undistributed earnings. At December 30, 2000, $9,375,514 of those earnings had been repatriated to the Company.

2000 A.T. CROSS COMPANY ANNUAL REPORT
19	Notes to Consolidated Financial Statements

NOTE I - INCOME TAXES FROM CONTINUING OPERATIONS (CONTINUED)

As a result, in fiscal 2000, the deferred tax liability has been decreased by $3,281,430. The amount of additional taxes that might be payable on the undistributed foreign earnings of $45,939,000 approximates $13,548,000, which has not been recorded because it is the Company's intention to permanently invest the remainder of the undistributed earnings of its foreign subsidiaries in the growth of business outside the United States.

At December 30, 2000, the Company had Federal net operating loss carryforwards of $4,396,184, which begin to expire in 2019. State net operating loss carryforwards of $30,764,248 begin to expire in 2004. The Company also has Federal alternative minimum tax credit carryforwards of $651,048, which will carry forward to future taxable years with no expiration. In addition, for Federal income tax purposes, the Company has foreign tax credit carryforwards of $13,530, which expire in 2003. The Company also has general business credit carryforwards of $178,051, which expire in 2018. Net operating loss carryforwards for certain foreign subsidiaries were approximately $6,987,579 for tax purposes. A portion of these losses begins to expire in 2001. A valuation allowance has been provided for those foreign and state net operating losses and temporary differences that are estimated to expire before they are utilized. The decrease of $636,619 in the valuation allowance in fiscal 2000 primarily related to changes in the foreign net operating losses.

Income taxes paid (refunded), net, in fiscal 2000, 1999 and 1998 were approximately $(930,000), $195,000 and $(1,886,000), respectively.

_______________________________________________________________________________________________________

NOTE J - DISCONTINUED OPERATIONS

Timepieces:

In the third quarter of fiscal 1999, the Company discontinued operations of its timepiece segment when it entered into a license agreement with a third party for the worldwide distribution of the Cross brand of timepieces. The Company terminated this license agreement in the third quarter of fiscal 2000.

The Company recorded an after-tax loss of approximately $371,000 for the year ended December 30, 2000, primarily related to the write-down of inventory. The Company recorded a loss on disposal before income taxes of approximately $464,000 and an income tax benefit related to this disposal of approximately $93,000 for the year ended December 30, 2000. The net assets of the timepiece segment, which have been reclassified to Other current assets and consisted primarily of inventory, approximated $0 at December 30, 2000 and $1,040,000 at January 1, 2000.

The following table sets forth summary information relating to timepiece activity to the measurement date:
39 WEEKS ENDED	YEAR ENDED
OCTOBER 2, 1999	DECEMBER 31, 1998

____________________________________________________________________________________
Net sales	$ 14,404	$ 942,376
Costs and expenses	1,187,536	4,798,684
Operating Loss Before Income Tax Benefit	(1,173,132)	(3,856,308)
Income tax benefit relating to operations	(305,132)	(1,350,000)
Operating Loss	$ (868,000)	$ (2,506,308)

Manetti-Farrow:

In 1997, the Company discontinued the distribution of quality leather goods and accessory products of its Manetti-Farrow, Inc. subsidiary.

In 1998, the Company recorded after-tax income from discontinued operations of approximately $1,653,000 when the Company reached a settlement with the U.S. Customs Service regarding a claim filed on the amount of duty charged in prior years on the importation of certain products by its discontinued subsidiary, Manetti-Farrow, Inc. After taxes and expenses, the settlement was approximately $1,116,000. In addition, the Company recorded after-tax income of approximately $537,000 in 1998 in connection with the final liquidation and disposition of Manetti-Farrow's remaining net assets.

In fiscal 1999, the Company recorded after-tax income from discontinued operations of approximately $1,496,000, also the result of a payment received from the U.S. Customs Service.

______________________________________________________________________________________________________

2000 A.T. CROSS COMPANY ANNUAL REPORT
20	Notes to Consolidated Financial Statements

NOTE K - FINANCIAL INSTRUMENTS

There were no foreign exchange contracts outstanding as of December 30, 2000. The table below details the U.S. dollar equivalent of foreign exchange contracts as of January 1, 2000, along with maturity dates and net unrealized gain (loss) deferred.
(THOUSANDS OF DOLLARS)	CONTRACT AMOUNT	MATURITY	UNREALIZED GROSS	NET UNREALIZED
	U.S. $ EQUIVALENT	DATE	GAIN (LOSS)	GAIN (LOSS) DEFERRED

____________________________________________________________________________________________________________
JANUARY 1, 2000
Euro	$ 3,862	2000	$ -	$ -
Japanese Yen	2,911	2000	-	-
Canadian Dollars	753	2000	-	-
Hong Kong Dollars	1,899	2000	-	-
Taiwan Dollars	1,714	2000	-	-
Total	$ 11,139		$ -	$ -

The fair value of forward foreign exchange contracts was $0 at December 30, 2000 and January 1, 2000. The fair value of cash, cash equivalents, short-term investments and note payable to bank approximates its recorded amount.

____________________________________________________________________________________________________________

NOTE L - SEGMENT INFORMATION

The following table sets forth segment information for the Company for the years ended December 30, 2000, January 1, 2000 and December 31, 1998:
	QUALITY	PEN-BASED
	WRITING	COMPUTING
(THOUSANDS OF DOLLARS)	INSTRUMENTS	PRODUCTS	TOTAL

______________________________________________________________________________________________________
2000:
Revenues from external customers	$ 126,408	$ 4,140	$ 130,548
Depreciation and amortization	7,286	165	7,451
Segment profit (loss)	(8,813)	1,900	(6,913)
Segment assets	120,105	7,736	127,841
Expenditures for long-lived assets	5,316	298	5,614

______________________________________________________________________________________________________
1999:
Revenues from external customers	$ 123,861	$ 3,133	$ 126,994
Depreciation and amortization	7,931	665	8,596
Segment profit (loss)	4,264	(24,308)	(20,044)
Segment assets	130,272	5,410	135,682
Expenditures for long-lived assets	11,934	1,160	13,094

______________________________________________________________________________________________________
1998:
Revenues from external customers	$ 127,935	$ 24,848	$ 152,783
Depreciation and amortization	7,735	610	8,345
Segment profit (loss)	2,291	(9,355)	(7,064)
Segment assets	139,210	14,366	153,576
Expenditures for long-lived assets	5,550	1,605	7,155

______________________________________________________________________________________________________

Reconciliations
2000	1999	1998

______________________________________________________________________________________________________
ASSETS:
Total assets from reportable segments	$ 127,841	$ 135,682	$ 153,576
Other assets from discontinued operations	-	1,040	2,761
Total Consolidated Assets	$ 127,841	$ 136,722	$ 156,337

2000 A.T. CROSS COMPANY ANNUAL REPORT
21	Notes to Consolidated Financial Statements

NOTE L - SEGMENT INFORMATION (CONTINUED)

Geographic Information
2000	1999	1998

______________________________________________________________________________________________________
NET SALES:
United States	$ 63,264	$ 61,641	$ 87,387
Foreign countries	67,284	65,353	65,396
Total Consolidated Net Sales from Continuing Operations	$ 130,548	$ 126,994	$ 152,783
Revenues are attributed to countries based on the location of customers.
	2000	1999	1998

______________________________________________________________________________________________________
LONG-LIVED ASSETS:
United States	$ 33,685	$ 34,908	$ 31,688
Ireland	2,519	6,015	7,674
Other foreign countries	830	1,065	1,099
Total Consolidated Long-Lived Assets	$ 37,034	$ 41,988	$ 40,461

_______________________________________________________________________________________________________

NOTE M - ACQUISITION OF SELECTED ASSETS OF C&J JEWELRY

In fiscal 1999, the Company completed the acquisition of selected assets of C&J Jewelry Company, Inc. ("C&J"). These assets are being utilized primarily for the manufacture of writing instruments for a well known luxury goods retailer. The acquisition is part of a strategy to leverage the Company's core manufacturing capabilities as an original equipment manufacturer of writing instruments. In consideration, the Company assumed $2,800,000 of C&J's indebtedness and issued approximately 381,000 shares of the Company's Class A common stock. Of these, approximately 175,000 shares are held in escrow until certain restrictions lapse in June 2001. The excess of the purchase price (approximately $4,500,000) over the fair value of the assets acquired (approximately $600,000, consisting primarily of inventory and fixed assets) is being amortized on a straight-line basis over a 20-year period.

_______________________________________________________________________________________________________

NOTE N - CONTINGENCIES

On or about April 21, 2000, the Company, certain officers and directors of the Company and others were named as defendants in an action filed in the United States District Court for the District of Rhode Island. The suit, which is brought by a purchaser of the Company's Class A common stock, alleges that the defendants violated Federal securities laws by making material misstatements and omissions in the Company's public filings and statements relating to the Company's Pen Computing Group business. The suit seeks class action status including all purchasers of the Company's Class A common stock between September 17, 1997 and April 22, 1999. The damages sought are unspecified.

While the action is in a preliminary stage, management believes that the accusations are without merit. On June 30, 2000, the Company filed a Motion to Dismiss the action in the Federal District Court in Rhode Island. The motion is before the court.

On December 21, 1998, the Company received a Letter of Responsibility ("LOR") from the Rhode Island Department of Environmental Management ("DEM"). The LOR stated that analytical results indicated elevated levels of volatile organic compounds in a well located on the Company's property and requested that the Company conduct a site investigation to identify the source. The Company retained an environmental consulting firm to perform the site investigation and develop remedial action alternatives. The Company has had discussions with DEM regarding these remediation proposals, and remediation activities will begin in the spring of 2001. The current estimated cost of these activities is approximately $200,000 and was recorded in the fiscal 1999 consolidated financial statements. In fiscal 2000, approximately $18,000 was spent, and the remaining liability of approximately $182,000 is included in Accrued expenses and other liabilities.

In the spring of 2000, the Company was advised by its environmental consultants that elevated levels of certain contaminants were found in soil and groundwater at the Company's Irish facility. These conditions have been reported to the regulatory authorities in Ireland and additional investigation is ongoing. At this time, a remediation program has not been developed. Based on information available to date, the Company has recorded approximately $1,500,000 for these remediation costs. The remaining liability is included in Accrued expenses and other liabilities.

The Company is involved in various litigation and legal matters, which have arisen in the ordinary course of business. Management believes that the ultimate resolution of any existing matter will not have a material adverse effect on the Company's consolidated financial results.

_______________________________________________________________________________________________________

2000 A.T. CROSS COMPANY ANNUAL REPORT
22	Notes to Consolidated Financial Statements

NOTE O - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results of operations for the years ended December 30, 2000 and January 1, 2000:
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

2000:	APRIL 1	JULY 1	SEPTEMBER 30	DECEMBER 30
(SEE NOTES D & N)

______________________________________________________________________________________________
Net sales	$ 28,357	$ 28,427	$ 31,227	$ 42,537
Gross profit	14,579	14,376	14,871	22,650

Net Income (Loss) from:
Continuing operations	$ (8,263)	$ 649	$ 2,115	$ (2,229)
Discontinued operations	-	56	15	(442)
Net Income (Loss)	$ (8,263)	$ 705	$ 2,130	$ (2,671)

Basic and Diluted Earnings (Loss) Per Share:
Continuing operations	$ (0.50)	$ 0.04	$ 0.13	$ (0.14)
Discontinued operations	0.00	0.00	0.00	(0.02)
Net Income (Loss) Per Share	$ (0.50)	$ 0.04	$ 0.13	$ (0.16)

Weighted Average Shares Outstanding:
Denominator for basic earnings per share	16,583	16,580	16,719	16,735
Effect of Dilutive Securities:
Common stock equivalents	- ( A )	138	138	- ( A )
Denominator for Diluted Earnings Per Share	16,583	16,718	16,857	16,735

(A) No incremental shares related to options or restricted stock granted are included due to the loss from continuing operations in the quarter.

1999:	APRIL 3	JULY 3	OCTOBER 2	JANUARY 1

______________________________________________________________________________________________
Net sales	$ 28,332	$ 26,724	$ 30,895	$ 41,043
Gross profit	11,861	10,186	13,614	16,200

Net Income (Loss) from:
Continuing operations	$ (2,469)	$ (6,755)	$ (1,468)	$ (9,591)
Discontinued operations	1,346	-	(903)	(273)
Net Loss	$ (1,123)	$ (6,755)	$ (2,371)	$ (9,864)

Basic and Diluted Earnings (Loss) Per Share:
Continuing operations	$ (0.15)	$ (0.40)	$ (0.10)	$ (0.57)
Discontinued operations	0.08	0.00	(0.05)	(0.02)
Net Loss Per Share	$ (0.07)	$ (0.40)	$ (0.15)	$ (0.59)

Weighted Average Shares Outstanding:
Denominator for basic earnings per share	16,558	16,655	16,655	16,588
Effect of Dilutive Securities:
Common stock equivalents	- ( A )	- ( A )	- ( A )	- ( A )
Denominator for Diluted Earnings Per Share	16,558	16,655	16,655	16,588

(A) No incremental shares related to options or restricted stock granted are included due to the loss from continuing operations in the quarter.

2000 A.T. CROSS COMPANY ANNUAL REPORT
23	Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

A. T. CROSS COMPANY & SUBSIDIARIES
_______________________________________________________________________________________________________

To the Board of Directors and Shareholders of
A.T. Cross Company
Lincoln, Rhode Island

We have audited the accompanying consolidated balance sheets of A.T. Cross Company and subsidiaries (the "Company") as of December 30, 2000 and January 1, 2000, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2000 and January 1, 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Boston, Massachusetts
February 20, 2001

2000 A.T. CROSS COMPANY ANNUAL REPORT
24	Management's Discussion & Analysis

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS
_______________________________________________________________________________________________________

RESULTS OF OPERATIONS

Comparison of Fiscal 2000 with Fiscal 1999

Consolidated net sales of $130.5 million increased 2.8% ,or $3.6 million, in fiscal 2000 as compared to fiscal 1999. Writing instrument net sales of $126.4 million were higher than the prior year by approximately $2.6 million, or 2.1%. Domestic writing instrument net sales increased by $1.4 million, or 2.3%, while international writing instrument net sales were higher by $1.2 million, or 1.8%, as compared to fiscal 1999.

Domestic writing instrument volume was favorably affected by the launch of Morph™ and the Bill Blass® line of writing instruments in 2000 and, to a lesser extent, the limited launch of ion™ and the ATX™ line in the U.S. In addition, Original Equipment Manufacture ("OEM") revenue grew over 50% from the prior year. Sales through the Company's retail division were 0.4% less than last year, as an approximate 21% sales increase to the large office supply accounts was offset by lower sales to carriage trade accounts (department, gift and jewelry stores) and substantially lower sales to warehouse club accounts. Sales by the Company's special markets division of business gift products increased approximately 1.8%, as the Company reorganized and strengthened its sales force in the United States.

International writing instrument sales were favorably affected by the strengthening Asian economies, as sales in the key Asian market were higher than the prior year by approximately 12.6%. New product sales, the effect of favorable exchange rates and a change in distributors, affecting several key Asian markets, contributed to positive sales results in this region. Sales in Canada and Latin America were also higher than the prior fiscal year by approximately 4% and 21%, respectively. Sales in the Europe, Middle East and Africa markets ("EMEA") were 3.7% less than the prior year. The positive effects of the launch of the new ATX product line were more than offset by significantly unfavorable foreign exchange rates.

Pen Computing Group ("PCG") sales were approximately 32% higher than fiscal 1999. In fiscal 2000, sales were from the fulfillment of an OEM order for CrossPads® from existing inventory, OEM sales of digital pens, NetPens™ and the December launch of Cross :Convergence™ pens, which utilize DigitalConvergence's software.

Consolidated gross profit margins of 50.9% in fiscal 2000 increased 10.1 percentage points from 40.8% in fiscal 1999. The increase in gross margin was primarily attributable to the PCG segment, which generated a positive gross margin in fiscal 2000 as compared to a negative gross margin in fiscal 1999. Writing instrument margins in fiscal 2000 were higher than fiscal 1999 by 2.7 percentage points due, in part, to the effect of lower fixed manufacturing costs on the higher sales volume.

Consolidated selling, general and administrative ("SG&A") expenses of approximately $54.6 million were approximately 13.8% lower than the prior year and were 41.9% of net sales in fiscal 2000 as compared to 49.9% in fiscal 1999. PCG's SG&A expenses of $1.4 million were $8.8 million less than the fiscal 1999 expense of $10.2 million. SG&A expenses for Quality Writing Instruments ("QWI") were approximately $53.2 million, about equal to the prior year.

Research and development expenses were 35.3% less than last year, as both writing instrument and PCG spending was below the levels of a year ago. The Company expects research and development expenses in fiscal 2001 to be higher than they were in fiscal 2000.

Service and distribution costs were 58.9% less than last year. An approximate $1.1 million adjustment was made to Accrued Warranty Costs in fiscal 2000, which includes approximately $367,000 of warranty costs paid and a change in estimate of approximately $761,000, reflecting lower cost trends among the several factors that impact the Company's cost to service the warranty. The most significant factors, measured over a period of several years, include the operating costs of the service department and writing instrument unit sales. Aggressive cost management, combined with the implementation of shipping and handling fees for all repairs, has produced a favorable cost trend for the service department component. Likewise, lower unit sales trends of recent years are expected to result in lower units returned for repair under the warranty in the future. The change in estimate was recorded as a reduction of Service and distribution costs.

In fiscal 2000, a provision of approximately $1.5 million was recorded to provide for environmental remediation on the Company's property in Ireland.

In fiscal 2000, the Company's Board of Directors approved a plan to restructure the Company's domestic and international writing instrument operations. During 2000, the Company recorded an approximate $19.9 million pre-tax restructuring expense related to this plan in the QWI segment. The plan involves consolidating all writing instrument manufacturing and distribution at its headquarters in Lincoln, Rhode Island and closing the Irish facility. The Company

2000 A.T. CROSS COMPANY ANNUAL REPORT
25	Management's Discussion & Analysis

expects that the restructuring will be substantially complete by the end of the first quarter of fiscal 2001. The Company is funding the restructuring plan from internal sources, ongoing operations and the existing line of credit. The Company believes that the restructuring plan should result in lower operating costs (See Note D to the consolidated financial statements).

Interest and other for fiscal 2000 included an approximate $3.3 million gain on the sale of a portion of the Company's investment in NeoMedia Technologies, Inc. Future gain or loss on the sale of the remaining 250,897 shares of NeoMedia common stock depends on market conditions and cannot be predicted. Interest income of approximately $1.9 million in fiscal 2000 was about equal to interest income in fiscal 1999.

In fiscal 2000, the Company recorded an income tax provision of approximately $815,000 on the loss from continuing operations. This is unfavorable to the $239,000 provision recorded in fiscal 1999. For an analysis of income taxes from continuing operations, see Note I to the Company's consolidated financial statements.

In fiscal 2000, the Company recorded an after-tax loss from its discontinued operations of approximately $371,000. For a full analysis of discontinued operations, see Note J to the Company's consolidated financial statements.

As a result of the foregoing, the consolidated net loss in fiscal 2000 was $8,099,000 ($0.49 loss per share, basic and diluted) as compared to the fiscal 1999 net loss of $20,113,000 ($1.21 loss per share, basic and diluted). The loss from continuing operations in fiscal 2000 was $7,728,000 ($0.47 loss per share, basic and diluted) as compared to the fiscal 1999 loss from continuing operations of $20,283,000 ($1.22 loss per share, basic and diluted).

Comparison of Fiscal 1999 with Fiscal 1998

Consolidated net sales of $127.0 million decreased 16.9%, or $25.8 million, in fiscal 1999 as compared to fiscal 1998. Writing instrument net sales of $123.9 million were lower than fiscal 1998 by $4.1 million, or 3.2%. Domestic writing instrument net sales decreased by $4.6 million, or 7.2%, while international writing instrument net sales were higher by approximately $500,000, or 0.8%, as compared to fiscal 1998.

Domestic writing instrument volume continued to be unfavorably affected by the declining consumer demand for all quality writing instruments in the United States. Sales through the Company's retail division were approximately 10% less than fiscal 1998, as sales to the high volume office supply accounts and carriage trade accounts were down approximately 12% and 3%, respectively. Sales by the Company's special markets division of business gift products decreased approximately 14%. The Company faced increased competition from other writing instrument products as well as apparel and other gift options.

International writing instrument sales were favorably affected by the strengthening Asian economies. Sales in the key Asian market were higher than the prior year by approximately 37%. The two new branch offices the Company established in 1998, one in Hong Kong and the other in Taiwan, were well positioned to take advantage of the economic recovery in this region during fiscal 1999. Somewhat offsetting the sales increase in Asia were lower sales results in EMEA and Latin America, as these areas were adversely affected by poor economic conditions in certain markets.

PCG sales were approximately 87% less in 1999 than in 1998. The operating results of PCG were negatively impacted by a lack of consumer demand. This resulted in a change in strategic focus for the CrossPad product line and certain pricing actions taken on the product during fiscal 1999. Due to the continued and significant losses by PCG, on July 22, 1999, the Board of Directors authorized a review of strategic alternatives for the CrossPad product line that resulted in the discontinuation of the CrossPad product line.

The consolidated gross profit margin decreased 3.7 percentage points in fiscal 1999 to 40.8% from 44.5% in fiscal 1998. The decline in gross margin was entirely attributable to the PCG segment, which generated a negative gross margin in fiscal 1999. Included in PCG's cost of sales for the year was the write-off of CrossPad inventory as well as royalty expenses paid to suppliers of certain software and hardware components. Writing instrument margins in fiscal 1999 were higher than fiscal 1998 by 1.6 percentage points, primarily a result of the Company's stringent cost reduction programs that were continued through 1999 from prior years.

Consolidated SG&A expenses of approximately $63.4 million were approximately 9.1% lower than the prior year and were 49.9% of net sales in fiscal 1999 as compared to 45.7% in fiscal 1998. SG&A expenses for Quality Writing Instruments, which reflect continuing strict cost controls, were $3.2 million or 5.7% lower than the prior year. PCG's SG&A expenses of $10.2 million were $3.1 million, or 23.6%, less than the fiscal 1998 expense of $13.3 million.

R&D expenses were 32.9% less than 1998, as both writing instrument and PCG spending were below the levels of a year ago.

Due to the Company's decision to discontinue the CrossPad product line, the PCG segment incurred a loss on the impairment of assets of approximately $3.0 million in fiscal 1999. For further information regarding this loss, see Note D to the Company's consolidated financial statements.

Interest and other decreased 67.3% from fiscal 1998, as interest

2000 A.T. CROSS COMPANY ANNUAL REPORT
26	Management's Discussion & Analysis

income was 27.2% lower due to lower levels of average invested funds. In addition, other expense in 1999 included $580,000 of unrealized loss on trading securities.

In fiscal 1999, the Company recorded an income tax provision of $239,000 on the loss from continuing operations. The Company provided tax expense of $5,250,000 in fiscal 1999, which represented the estimated tax associated with $15 million of undistributed foreign earnings that the Company no longer considered to be invested indefinitely. For an analysis of income taxes from continuing operations, see Note I to the Company's consolidated financial statements.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and short-term investments ("cash") of $24.7 million at the end of fiscal 2000 declined $8.6 million from the prior year.

Accounts receivable increased approximately $2.0 million, due primarily to higher QWI sales in December. The Company ordinarily offers domestic retail quality writing instrument customers a program whereby they may either delay payment on certain third and fourth quarter purchases until January of the next year or earn a greater discount on these purchases if payment is made earlier. As a result, the Company's cash level is lower at the end of the year when accounts receivable are generally higher.

Total inventory of approximately $19.1 million increased by approximately $2.3 million as compared to fiscal 1999. The increase was primarily due to higher inventory in the QWI segment, as the Company introduced several new writing instrument products in fiscal 2000.

Additions to property, plant and equipment were approximately $5.3 million in fiscal 2000 as compared to $7.9 million in fiscal 1999. In fiscal 2001, the Company expects capital expenditures to be slightly higher than in fiscal 2000, while depreciation expense is expected to be slightly lower than in fiscal 2000.

The Company expects research and development expenses in fiscal 2001 to be about the same level as in fiscal 2000.

The Company's working capital was $39.1 million at the end of fiscal 2000, a decrease of $9.7 million from fiscal 1999, and its current ratio at the end of fiscal 2000 was 1.9:1 as compared to 2.1:1 at the end of fiscal 1999.

In December 2000, the Company amended its $25 million secured bank line of credit. The Company is no longer required to provide the bank with a security interest in certain U.S. inventory, accounts receivable and machinery and equipment. The amended agreement requires the Company to meet certain liquidity levels and restrictions. The most restrictive covenants are to maintain a consolidated cash balance at the end of each quarter of not less than $15 million and restricts the Company's ability to grant a security interest in its assets. At December 30, 2000, there were no amounts outstanding on the line of credit.

In the second quarter of 2000, the Company invested approximately $5 million in DigitalConvergence.:Com Inc. ("DC"), a Delaware company, in exchange for 237,079 shares of DC's Series B Convertible Preferred Stock and 316,255 shares of DC's Series C Convertible Preferred Stock.

In fiscal 2000, approximately $3.9 million in cash was generated after the exercise of warrants and sale of shares of NeoMedia Technologies, Inc.

In fiscal 2000, approximately $7.1 million of restructuring charges were paid. The total cash portion of the restructuring plan is expected to be approximately $15.7 million.

The Company believes that funds from operations and existing cash, supplemented, as appropriate, by the Company's short-term borrowing arrangements, will be adequate to finance its foreseeable operating and capital requirements and the requirements of the restructuring plan.

At the end of fiscal 2000, cash available for domestic operations amounted to approximately $5.1 million, while cash held offshore for international operations amounted to approximately $19.6 million. At the end of fiscal 1999, the Company determined that approximately $15 million in undistributed foreign earnings were no longer considered to be invested indefinitely and recorded a provision for deferred taxes of approximately $5.3 million. This represented the estimated tax associated with these undistributed earnings. As of December 30, 2000, approximately $9.4 million of these earnings have been repatriated to the U.S. At present, management continues to believe that the unremitted foreign earnings for which deferred taxes have not been provided will continue to be permanently invested in the

2000 A.T. CROSS COMPANY ANNUAL REPORT
27	Management's Discussion & Analysis

growth of business outside the U.S.; hence, no additional deferred taxes were recorded during fiscal 2000.

NEW ACCOUNTING PRONOUNCEMENTS

During 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 was not required to be implemented until fiscal 2000. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an Amendment of FASB Statement No. 133." SFAS No. 137 delayed the original implementation date of SFAS No. 133 by one year. This will require that the Company implement this statement in fiscal 2001. This statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Since the Company's use of derivatives is minimal, this statement is not expected to have a material impact on the Company's consolidated financial statements. Had this statement been effective for 2000, there would have been no change to the Company's consolidated financial statements.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements," which summarizes the staff's views regarding the application of accounting principals generally accepted in the United States of America to selected revenue recognition issues and is effective for the fourth quarter of 2000. SAB 101 did not have a significant effect on the Company's consolidated financial statements.

IMPACT OF INFLATION AND CHANGING PRICES

The Company's operations are subject to the effects of general inflation as well as fluctuations in foreign currencies. In addition, the Company is exposed to volatility in the price of gold and silver, as those precious metals are used in the manufacture of its products. Policies and programs are in place to manage the potential risks in these areas. The Company has generally been successful in controlling cost increases due to precious metal price fluctuations and general inflation. The Company continues to review its number of suppliers in order to obtain lower costs and higher quality on many of its materials and purchased components. Steps taken in fiscal years 2000 and 1999 further reduced operating costs in its manufacturing operations.

The Company normally enters into foreign currency forward exchange contracts to hedge that portion of its net financial position that is exposed to foreign currency fluctuations.

The Company has adopted accounting practices that tend to reflect current costs in its consolidated statements of operations. A portion of total inventories at the end of fiscal 2000, 1999 and 1998 were accounted for using the LIFO valuation method. Normally under this method, the cost of goods sold reported in the financial statements approximates current costs, thus reducing distortions in reported income due to the effect of changing prices.

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

In 1998, the Company formed a task force to study the requirements of conversion to the Euro and the related impact on the Company. The task force reviewed technology requirements, pricing and competitive implications, banking, the impact on hedging programs and the timing and costs related to each of these.

The impact of the adoption of the Euro on the Company's operations was minimal in fiscal 2000 and 1999 and is not expected to be material to future operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to changes in interest rates and foreign currency exchange, primarily in its investments, note payable to bank and foreign currency transactions.

The Company's short-term investment portfolio consists primarily of high-grade investments, with the majority maturing in less than five years. A hypothetical 10% adverse change in current average interest rates for these investments would have an approximate $170,000 negative impact on the Company's pre-tax earnings.

The Company has an investment in NeoMedia Technologies, Inc. These securities are classified as available-for-sale and, as such, are carried at market value. This investment is included in Other current assets, and related unrealized gains or losses are excluded from the consolidated statements of operations

During fiscal 2000, the Company made an approximate $5 million investment in DigitalConvergence.:Com Inc., a Delaware company, in exchange for 237,079 shares of DC's Series B Convertible Preferred

2000 A.T. CROSS COMPANY ANNUAL REPORT
28	Management's Discussion & Analysis

Stock and 316,255 shares of DC's Series C Convertible Preferred Stock. The investment in DigitalConvergence is carried at cost and is recorded in Investments.

In December 2000, the Company amended its $25 million secured bank line of credit that it entered into on February 9, 2000. The Company is no longer required to provide the bank with a security interest in certain U.S. inventory, accounts receivable and machinery and equipment. The amended agreement requires the Company to meet certain liquidity levels and restrictions. The most restrictive covenants are to maintain a consolidated cash balance at the end of each quarter of not less than $15 million and restricts the Company's ability to grant a security interest in its assets. Borrowings under this amended line of credit bear interest at either the bank's prime lending rate or LIBOR plus one percentage point. The Company believes that changes in interest rates would not be material to its operations due to its level of borrowings.

The Company had no long-term debt obligations at December 30, 2000 and January 1, 2000.

The Company's foreign exchange exposure is generated primarily from its international operating subsidiaries. The Company seeks to minimize the impact of foreign currency fluctuations by hedging certain foreign currency denominated balance sheet positions with foreign currency forward exchange contracts or options. Most of these contracts are short-term, generally expire in one to three months and do not subject the Company to material market risk.

RISKS AND UNCERTAINTIES; FORWARD-LOOKING STATEMENTS

Statements contained herein that are not historical fact are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, words such as "believes," "anticipates," "expects," "will" and similar expressions are intended to identify forward-looking statements. The Company cautions that a number of important factors could cause the Company's actual results for 2001 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements involve a number of risks and uncertainties.

The following section describes certain of the more prominent risks and uncertainties inherent in the Company's operations. However, this section does not intend to discuss all possible risks and uncertainties to which the Company is subjected, nor can it be assumed necessarily that there are no other risks and uncertainties that may be more significant to the Company.

History of Losses; Uncertainty of Future Profitability: The Company has experienced losses for the last four fiscal years. There can be no assurances that the Company will be able to achieve or sustain profitability in the future.

New Products: The Company's ability to restore growth in sales depends largely on consumer acceptance of various new products recently introduced and planned for introduction. The markets in which the Company sells are highly competitive, and there is no assurance that consumer acceptance will be realized to the degree necessary to generate growth in the Company's sales and earnings.

Success of the Restructuring Plan: The Company expects, but there can be no assurance, that the restructuring will lower costs.

Dependence on Certain Suppliers: To maintain the highest level of product quality, the Company relies on a limited number of domestic and international suppliers for certain raw materials and manufacturing technologies. The Company may be adversely affected in the event that these suppliers cease operations or if pricing terms become less favorable. The Company believes, but cannot be assured, that the raw materials currently supplied by these vendors could be obtained from other sources and that the manufacturing technologies could be developed internally or that suitably similar technologies could be located.

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

2000 A.T. CROSS COMPANY ANNUAL REPORT
BOARD OF DIRECTORS		JOHN E. BUCKLEY	A.T. Cross Italia, S.r.l.
		Executive Vice President and	Milan, Italy
RUSSELL A. BOSS		Chief Operating Officer
Chairman of the Board			A.T. Cross Company,
A.T. Cross Company		JOHN T. RUGGIERI	French Branch
Class B Director 1		Senior Vice President, Treasurer and	Paris, France
Chief Financial Officer
BRADFORD R. BOSS		President, Pen Computing Group	A.T. Cross (Asia Pacific) Limited,
Chairman Emeritus			Hong Kong Branch
A.T. Cross Company		SONDRA L. WELLMERLING	Hong Kong Special Administrative Region,
Class B Director 1		Senior Vice President,	People's Republic of China
Marketing and New Product Development
JOHN E. BUCKLEY			A.T. Cross (Asia Pacific) Limited,
Executive Vice President and		JOSEPH V. BASSI	Taiwan Branch
Chief Operating Officer		Finance Director	Taipei, Taiwan, Republic of China
A.T. Cross Company
Class B Director		TINA C. BENIK	A.T. Cross (U.K.) Limited,
		Vice President, Legal and Human Resources	Luton, Bedfordshire, England
BERNARD V. BUONANNO, JR.		Corporate Secretary
Partner, Edwards & Angell			A.T. Cross Company,
Providence, Rhode Island		PETER J. CANOLE	Spanish Branch
Class B Director 3		Vice President, Asia	Madrid, Spain

GALAL P. DOSS		KIERAN J. CROWLEY	A.T. Cross Deutschland GmbH,
Chairman and Chief Executive Officer		Vice President, EMEA	Mainz, Federal Republic of Germany
Family Nutrition, S.A.E.
Chairman, Family Cosmetics, S.A.E.		ROBIN BOSS DORMAN	Cross Company of Japan, Limited,
Egypt		Vice President, Corporate Development	Tokyo, Japan
Class A Director 2
		PETER J. LEON	Cross Pen Computing Group,
H. FREDERICK KRIMENDAHL II		Vice President, Marketing and Sales,	A Division of A. T. Cross Company
Senior Director		Americas	Lincoln, Rhode Island
The Goldman Sachs Group, Inc.
New York, New York		STEPHEN A. PERREAULT
Class B Director 2, 3		Vice President, Operations	ANNUAL MEETING

TERRENCE MURRAY		GARY S. SIMPSON	The Annual Meeting of Shareholders of A.T.
Chairman and Chief Executive Officer		Corporate Controller	Cross Company will be held on Thursday, April
FleetBoston Financial Corporation			26, 2001 at 10:00 a.m. at the offices of the
Boston, Massachusetts		CORPORATE INFORMATION	Company, One Albion Road, Lincoln, Rhode
Class A Director 3			Island 02865.
CORPORATE HEADQUARTERS
JAMES C. TAPPAN		A.T. Cross Company	INDEPENDENT AUDITORS
President, Tappan Capital Partners		One Albion Road	Deloitte & Touche LLP
Hobe Sound, Florida		Lincoln, Rhode Island 02865 U.S.A.	Boston, Massachusetts
Class A Director 2	Tel.	(401) 333-1200
	Fax	(401) 334-2861	STOCK SYMBOL
DAVID G. WHALEN		www.cross.com	American Stock Exchange Symbol: ATX
President and Chief Executive Officer
A.T. Cross Company		SUBSIDIARIES, BRANCHES AND DIVISIONS	TRANSFER AGENT AND REGISTRAR
Class B Director 1		A.T.X. International, Inc.,	State Street Bank and Trust Company
		Lincoln, Rhode Island	c/o EquiServe, Limited Partnership
CORPORATE OFFICERS			Boston, Massachusetts 02266.
A.T. Cross Limited,
RUSSELL A. BOSS		Ballinasloe, Republic of Ireland	10-K REPORT
Chairman of the Board			A copy of the Company's report to the
		A.T. Cross Distribution,	Securities and Exchange Commission on Form
BRADFORD R. BOSS		Ballinasloe, Republic of Ireland	10-K will be furnished free of charge to any
Chairman Emeritus		.	security holder upon written request to the
		A.T. Cross (Canada), Inc	Senior Vice President, Treasurer and Chief
DAVID G. WHALEN		Toronto, Ontario, Canada	Financial Officer, at One Albion Road, Lincoln,
President and Chief Executive Officer			Rhode Island 02865.
A.T.X. Ireland, Limited,
Ballinasloe, Republic of Ireland

Board Committees: 1. Executive; 2. Audit; 3. Compensation.			Printed in the U. S. A. on recycled paper

[ A.T. Cross Company Logo ]

Cross is a rapidly evolving company,
poised to ignite its business and be the
innovative leader. We understand the
importance of making our products
relevant to today's consumer. We will
provide consumers with distinctive and
inspiring products to help them express
their thoughts, feelings and style.

SKU-4890-AR-01