Form 10-K, Exhibit 13
period 2001-12-29
CROSS A T CO
filed 2002-03-26
CIK 25793

annual report

[ Photo ]

[ A.T. Cross Company Logo ]

2 0 0 1

1 - 3	Shareholders' Report

4 - 5	Rewriting the Pen

6	Five-Year Summary

6	Market Information

7	Consolidated Balance
Sheets

8	Consolidated Statements
of Operations

8	Consolidated Statements
of Comprehensive Income
(Loss)

9	Consolidated Statements
of Changes in
Shareholders' Equity

10	Consolidated Statements
	of Cash Flows	( ion ad displayed here )

11 - 22	Notes to Consolidated
Financial Statements

23	Independent Auditors'
Report

23 - 28	Management's Discussion
& Analysis
In 2001, we unveiled ads that were as cleverly designed as
inside	Directors, Officers &
back	Corporate Information	the products they featured. The campaign was all part of
cover
the global rollout of our new branding and merchandising
On the cover is the new
	Morph2™, featuring smooth,	efforts, allowing us to speak to the world with one clear
gel-ink rollerball writing and
	an innovative twist mechanism	and consistent voice.
on the cap for adjusting the
grip. Morph[2] is set for
launch in 2002.
( Cross logo displayed here )
( American flag displayed here )
An American
Manufacturer
Since 1846

A.T. Cross Company Profile: The A.T. Cross Company is a major manufacturer of fine quality writing instruments with worldwide distribution. Cross writing instruments are sold through various retail outlets and, in the United States, on the Cross Web site: www.cross.com. Cross also distributes products for corporate gift-giving through select distributors. In addition, the Company designs, manufactures and distributes select licensed writing instrument designs. The Cross Pen Computing Group designs and manufactures electronic pen products.

1	Shareholders' Report

TO OUR FELLOW SHAREHOLDERS

In 2001, our Company's performance continued to improve. In a year when unprecedented world events had a negative impact on the global economy, we at Cross stayed focused and made progress toward our primary goal of becoming a profitable, growing, innovative company that will create value for our shareholders.

2001 Performance - Highlights

Cross achieved several significant financial and operational milestones during 2001. They were:

The Company returned to profitability.

Cross earned $0.06 per share, representing the first year of consolidated earnings since 1996. Our core Quality Writing Instrument business delivered all of this profit, as operating income of $12.0 million was 31% higher as compared to 2000 (excluding restructuring charges). On a consolidated basis, our Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") was a healthy $15.6 million. EBITDA consists of operating income of $8.3 million plus depreciation and amortization of $7.3 million. We are moving our core business in the right direction, and we will build on this momentum in 2002.

30% of our Quality Writing Instrument revenue was the direct result of our new product program.

For two years, we have consistently invested to deliver exciting, new products to the market. In 2000, Morph™ and ATX® announced to the world that Cross was changing. In 2001, ion™ and MicroPen built on that success and proved to consumers and the trade that Cross is the brand to consider when looking for high quality innovation. In 2002, we will continue to bring to market great products that excite consumers and build our business.

We strengthened our brand image.

A major 2001 program involved providing new merchandising materials to retailers in our Europe and Asia markets. These materials, which highlight our new image, were successfully placed. The response has been favorable and has helped Cross gain shelf space in these important regions. The program will move to the Americas region in the first quarter of 2002. By mid year, we will have achieved one of our major goals of delivering one consistent Cross image to consumers throughout the world.

We successfully completed the integration of our Irish manufacturing and distribution operation into our Rhode Island facility.

For nearly thirty years, we utilized two facilities to support our business. In 2001, we completed the consolidation of the two facilities. The result was lower costs with no erosion of service. Now, with all of our operations in one facility, we continue to find ways to improve our performance. Providing a cost structure that is appropriate for the size of our business is a priority. Tilting the balance of that structure toward marketing and selling investment and away from overhead is our goal. Our move from Ireland to Lincoln, Rhode Island was a major step in this direction.

Our balance sheet remained strong.

Over the years, Cross has maintained a solid balance sheet. 2001 was no exception. We finished the year with $21.5 million of cash, 27% less inventory than in 2000 and no debt. This balance sheet provides us the opportunity to continue to invest in programs to build our business. We are committed to maintaining a strong financial position.

Cross' market capitalization grew 28%.

In a difficult year for virtually all of the stock indices, the value of our Company grew significantly. This represents growing recognition of a great brand that is beginning to once again excite consumers. When those two variables are combined with a relentless focus on profitability, good things happen. Good things are happening at Cross, and we intend to keep them coming.

2001 A.T. CROSS COMPANY ANNUAL REPORT
2	Shareholders' Report

We made excellent progress with our stock repurchase program.

In April 2001, the Company announced a plan to, from time to time depending on market conditions, repurchase up to 10% (or approximately 1.5 million shares) of the Class A common stock. During the balance of the year, we repurchased 623,600 shares of the Company at a cost of $4.1 million. We are excited about the future of Cross. Our stream of new products, combined with a powerful retail presence, investment in marketing and selling, and efficient operations bode well for the future. Our Board approved this program because they realize what a great value the Company is at its current level of market capitalization. We are committed to this program and will work to complete it during 2002.

2001 Regional / Business Performance

Our in-market performance demonstrated many similarities across regions. For the most part, we had a respectable first half year. From January through June, our business grew 1.3%, with Quality Writing Instrument ("QWI") revenue growing at 2.4%. New products and new retail distribution helped Cross achieve this result. The second half of the year was much more difficult. From July through December, our business declined 10.5%, with QWI revenue declining 9.3%. While our retail business in the Americas and Europe grew slightly for the full year, reflecting the appeal of our new products, there was considerable softness in the corporate gift, duty free and Asian parts of our business. We reacted to the changed environment swiftly and continued to grow our operating income. However, our goal is to grow both revenue and profit, and we intend to get back on this path in 2002.

The Americas

The area comprising the United States, Central and South America and Canada is our Americas region. 2001 revenue from this area was flat. Growth in the U.S. retail and Canadian businesses was offset by a 9% decline in the corporate gift division. The retail and Canadian growth, driven in particular by the launch of our terrific ion product, came consistently throughout the year. The majority of the corporate gift decline came in the second half of the year when corporations cut back, due to fears of recession or, understandably, diverted funds from employee gifts to charitable contributions. The Americas is our largest region. After years of decline, we have now delivered two consecutive years of stability in this important area. We are confident that with our products and service we are meeting and, in many cases, exceeding our customers' expectations. We believe, as the economy improves, our Americas business will grow.

Europe, Middle East and Africa ("EMEA")

Business in our second largest region declined 3%. When the impact of currency is removed, performance was down 1.5% from last year. Similar to the U.S., performance at retail in the EMEA region was good. These key markets demonstrated the following growth at retail: Spain improved 5%, France 19%, Germany 3% and UK 6%. In these cases, our new products, combined with our new in-store merchandising, resulted in excellent consumer response. The offset again was the corporate gift business, which was down 5%. Additionally, our business in the Middle East declined 20%, due to the poor Turkish economy and unrest in that part of the world. In 2002, we expect to see a continuation of strong retail results and a modest rebound in the corporate gift sector. EMEA is an opportunity for Cross, and we will work constantly to gain share in this region.

Asia

Our business in Asia declined 13%. When the impact of currency is removed, the business declined 7%. Importantly, on a local currency basis, business in Japan, our largest Asian market, grew 3%. In February of 2001, reflecting the critical importance of the Japanese market, we placed a new general manager in Japan. His efforts to restructure our approach to the market, launch new products and seek out new distribution are paying off. While we were making good progress in Japan, our duty free and other Asia markets declined. The slowdown of the travel industry and the poor Asian economy were the problems. In 2000, our business in Asia grew. As the travel industry and global economy recover from the troubles of 2001, we expect that our Asian business will recover.

Original Equipment Manufacturer ("OEM")

In 2001, we worked to broaden the scope of our OEM business. During 2001, our OEM revenue was very reliant on one large luxury goods company. The difficult year that they had was reflected in our OEM revenue decline. Our relationship with this client is strong, and we will work with them to restore this business as their business returns to more normal levels. Importantly, in 2001, we established relationships with several other OEM clients that are expected to contribute revenue in 2002. OEM is a profitable area for us, and we continue to view it as a solid opportunity for future growth.

2001 A.T. CROSS COMPANY ANNUAL REPORT
3	Shareholders' Report

Pen Computing Group

2001 was a difficult year for the pen computing business. The market for our pen technology products was extremely soft. Additionally, our investment in DigitalConvergence was written off, and our investment in NeoMedia was written down substantially. The result was a large loss from this segment.

In response, we significantly downsized the Pen Computing Group and have more closely aligned its efforts with our QWI research and development department. We are currently working on several projects that require a low level of investment. Much like our OEM business, before any of these projects are expanded, we will ensure that Cross will earn an adequate return for our efforts. In this way, we will protect our capital yet still have the opportunity to benefit from the knowledge we have built in this area.

2001 Summary

During 2001, in a very difficult and changing environment, we improved our business. Our goal, when we started this effort two years ago, was to make Cross an exciting, growing, profitable entity. Our new products, refreshed image and aggressive approach to the market have made us exciting. We are now profitable on a consolidated basis. Growth has been more elusive, but we feel we are well positioned to benefit once the global economy begins to improve. We are encouraged by our prospects for 2002.

2002 Objectives

In 2002, we expect to accomplish the following:

We will grow our revenue.

For six consecutive quarters up to and including the second quarter of 2001, we grew our business 2.3%. We lost that momentum during the back half of 2001. It is our top priority to regain it in 2002.

We will grow our net income.

Our Company is well positioned to grow the bottom line. We know that our revenue growth must be profitable growth. To achieve this, we constantly balance our need to enhance communication to the market with generating an adequate return for this investment. We will successfully achieve profitable growth in 2002.

We will broaden our position as a provider of high quality, innovative, branded products.

We see opportunity for the Cross brand in the marketplace and will capitalize with the launch of an outstanding line of watches for our corporate gift division and distinct business accessories for both retail and corporate gift customers. Our work over the past several years has shown us that consumers respond favorably to new products and ideas from Cross. We have also shown that we have the expertise to deliver high quality, distinctly designed products to the market. In 2002, we will accelerate these efforts.

Our terrific employees have all worked very hard to create value for our shareholders. Certainly, the extraordinary global difficulties of 2001 slowed our performance. Importantly, we remained focused on what we promised you two years ago. By developing exciting new products and taking an aggressive approach to the market and our cost structure, we will keep Cross on a relentless path to meaningful profitability. We are still on that path and intend to move further along it in the new year.

We appreciate your support and look forward to a promising 2002.

Cordially yours,
DAVID G. WHALEN	RUSSELL A. BOSS
David G. Whalen	Russell A. Boss
President and CEO	Chairman

2001 A.T. CROSS COMPANY ANNUAL REPORT
4	Rewriting the pen

Momentum2

Innovation ruled again at Cross in 2001, with stunning
new products, exciting enhancements to existing ones,
and a merchandising rollout that was global in scope.
The stage was set in 2000 with the highly successful
introduction of Morph™, ion™, and ATX®. Each of these
products made good on our promise to bring newfound
creativity and innovation to the writing instrument
category. Morph was the first quality writing instrument
with an adjustable grip. ion offered gel-ink writing in a
futuristic, palm-sized design. ATX combined smooth-
flowing lines and contemporary finishes in a popular
wide-girth design. So what did we do for an encore in
2001? Unveiled products that turned heads again and
kept the momentum going.

5 pens in 1

Cross Matrix™, unveiled in a limited release in Q4 of 2001 and slated for full launch in 2002, rewrites the rules of pen design and redefines multi-functionality in the process. Need a ball-point pen? Cross
Matrix gives you a choice of two colors. Want to check an appointment on your PDA? Cross Matrix obliges with a polymeric stylus that delivers a patented "pen-on-paper" feel. Prefer to write with a fountain pen or rolling ball? Cross Matrix's interchangeable module is available with either. And just in case you need to highlight something, the rolling ball module accepts a yellow document marker. Imagine that: the services of five different pens, all packaged in one thoroughly modern design. That's Cross today, developing innovative writing products that fit our changing lifestyles.

Tools for today

It's a familiar scene in conference rooms around the world: professionals tapping PDAs to check their schedules. In 2001, Cross continued to respond to the way people organize their lives today with the introduc-
tion of MicroPen and the global rollout of Morph DigitalWriter® Duo.
MicroPen is a dual-function ball-point pen and PDA stylus
that fits most leading PDA brands. The soft-touch shell
is offered in a choice of four PDA-compatible colors.
At last, there's comfort and versatility for PDA users!
The Morph DigitalWriter Duo combines our popular
adjustable-grip Morph with the same patented PDA
stylus technology featured in MicroPen. It is now
available to PDA users everywhere.

(Photo images on this page include Cross Matrix, Morph DigitalWriter Duo and MicroPen set on a background close-up of a section of the Cross Matrix.)

2001 A.T. CROSS COMPANY ANNUAL REPORT
5	Rewriting the pen

More of a good thing

In 2001, we gave consumers exciting new reasons to seek out
three of the most successful designs in Cross history -
Townsend®, ion, and Morph. With our new Affinity Series,
we presented the Townsend profile in three striking new
finishes. Each features its own intricate patterned design
and multiple layers of translucent lacquer for a shimmering, reflective effect. The Affinity Series also served to let
consumers know that while we are committed to bold
and innovative design, we are not walking away from
our heritage, exemplified by Townsend's classic styling.
Of course, ion is the epitome of bold design. We built
on its robust sales in 2001 with a global rollout and
the introduction of three new finishes. And we
added a new twist to adjustable-grip Morph,
outfitting it with a gel-ink rollerball refill,
devising a clever new twist mechanism,
and christening it Morph2™. It is set for
launch in 2002.

Natural brand extension

One of our long-term strategies is to expand the Cross brand beyond our core writing instrument business to lifestyle accessories. We took the first steps in that strategy in 2001 with the development of an exquisite line of personal accessories and a new line of timepieces for corporate gift-giving. Both are scheduled for launch in 2002. From portfolios and PDA cases to stationery gift sets and letter openers,
Cross accessories are designed to fascinate, made to perform, and constructed to last. The Cross timepiece line, featuring our first proprietary watch designs ever, will be targeted toward our corporate gift customers, a natural complement to our pens. Importantly, both our accessories and watches will be offered at price points similar to those of our pens.

The whole package

2001 saw the global rollout of our new brand identity, including a hip new advertising campaign and slick new packaging. In our ongoing efforts to reconnect with a younger audience, we included publications like Maxim, Rolling Stone, and GQ in our ad program's media mix. We also re-appointed all of our retail space in Asia
and Europe with sleek new fixtures
incorporating our new brand look.
The same dramatic transformation
will take place in the U.S. in 2002.
So when consumers seek out our
products at point of sale, contemporary new
Cross merchandising displays will greet
them. Our goal is to ensure that wherever
consumers interact with the Cross brand -
in the pages of a magazine, at a kiosk in an
urban mall, online at www.cross.com, or in a
retail store - we are speaking in one voice. The
clear, consistent message is that the Cross name stands for smart, inno-
vative products, desired for their clever design and flawless function.

(Photo images on this page include Cross Townsend Affinity, Morph2 and ion as well as Cross Matrix in its packaging set on a background close-up of a section of the Cross Matrix.)

2001 A.T. CROSS COMPANY ANNUAL REPORT
6	Five-Year Summary / Market Information

FIVE-YEAR SUMMARY

A. T. CROSS COMPANY & SUBSIDIARIES
__________________________________________________________________________________________________

(THOUSANDS OF DOLLARS)	2001	2000	1999	1998	1997

__________________________________________________________________________________________________
OPERATIONS:
Net Sales From Continuing Operations	$ 123,516	$ 130,548	$ 126,994	$ 152,783	$ 154,086
Income (Loss) From Continuing Operations
Before Income Taxes	2,538	(6,913)	(20,044)	(7,064)	(4,443)
Provision (Benefit) For Income Taxes	1,616	815	239	(2,472)	(1,555)
Income (Loss) From Continuing Operations	922	(7,728)	(20,283)	(4,592)	(2,888)
Income (Loss) From Discontinued Operations, Net	58	(371)	170	(853)	(3,790)
Net Income (Loss)	980	(8,099)	(20,113)	(5,445)	(6,678)
Cash Dividends Declared	-	-	-	3,971	6,600

__________________________________________________________________________________________________

(THOUSANDS OF DOLLARS)

__________________________________________________________________________________________________
FINANCIAL POSITION:
Current Assets	72,689	84,936	93,298	112,419	109,779
Current Liabilities	31,971	45,862	44,480	46,258	39,264
Working Capital	40,718	39,074	48,818	66,161	70,515
Total Assets	111,233	127,841	136,722	156,337	158,019
Accrued Warranty Costs	4,687	4,693	5,821	5,821	5,821
Shareholders' Equity	74,575	77,286	86,421	104,257	112,934

__________________________________________________________________________________________________

(DOLLARS)

__________________________________________________________________________________________________
PER SHARE DATA:
Basic and Diluted Earnings (Loss) Per Share:
Continuing Operations	0.06	(0.47)	(1.22)	(0.28)	(0.17)
Discontinued Operations	-	(0.02)	0.01	(0.05)	(0.23)
Net Income (Loss)	0.06	(0.49)	(1.21)	(0.33)	(0.40)
Cash Dividends Declared	-	-	-	0.24	0.40

__________________________________________________________________________________________________

MARKET INFORMATION
__________________________________________________________________________________________________

The Company's Class A common stock is traded on the American Stock Exchange (symbol: ATX). There is no established trading market for the Company's Class B common stock. At December 29, 2001, there were approximately 1,500 shareholders of record of the Company's Class A common stock and 2 shareholders of record of the Company's Class B common stock. The weighted average numbers of shares outstanding were 16,664,375 and 16,654,492 during 2001 and 2000, respectively. High and low stock prices for the last two years were:
QUARTER	HIGH	LOW	QUARTER	HIGH	LOW

__________________________________________________________________________________________________
2001				2000
	First	7.37	4.31		First	5.88	4.56
	Second	7.95	5.90		Second	6.13	4.63
	Third	7.80	5.00		Third	5.75	4.88
	Fourth	6.50	4.80		Fourth	5.50	4.38

__________________________________________________________________________________________________

2001 A.T. CROSS COMPANY ANNUAL REPORT
7	Consolidated Balance Sheets

CONSOLIDATED BALANCE SHEETS

A. T. CROSS COMPANY & SUBSIDIARIES
_____________________________________________________________________________________________

DECEMBER 29,	DECEMBER 30,
2001	2000

_____________________________________________________________________________________________
ASSETS
Current Assets
Cash and cash equivalents	$ 12,650,656	$ 13,800,204
Short-term investments	8,846,244	10,929,355
Accounts receivable, less allowances for doubtful accounts
of $1,555,000 in 2001 and $1,518,000 in 2000	27,924,084	30,065,634
Inventories
Finished goods	6,143,220	9,265,667
Work in process	5,050,443	5,375,415
Raw materials	2,729,027	4,457,782
	13,922,690	19,098,864
Deferred income taxes	5,280,886	8,127,230
Other current assets	4,064,473	2,914,859
Total Current Assets	72,689,033	84,936,146
Property, Plant and Equipment
Land and land improvements	1,201,732	1,274,453
Buildings	16,447,744	17,957,122
Machinery and equipment	103,918,325	100,726,845
	121,567,801	119,958,420
Less allowances for depreciation	91,523,364	87,933,268
Net Property, Plant and Equipment	30,044,437	32,025,152
Investments	-	4,999,993
Deferred Income Taxes	2,379,049	561,709
Intangibles and Other Assets	6,120,969	5,317,715
Total Assets	$ 111,233,488	$ 127,840,715
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$ 3,898,801	$ 5,277,201
Accrued compensation and related taxes	4,352,011	4,746,058
Accrued expenses and other liabilities	13,338,803	17,299,955
Contributions payable to employee benefit plans	7,585,884	9,175,550
Restructuring liabilities	2,173,460	8,596,535
Income taxes payable	622,357	766,734
Total Current Liabilities	31,971,316	45,862,033
Accrued Warranty Costs	4,686,813	4,692,950
Commitments and Contingencies (Notes A and N)	-	-
Shareholders' Equity
Common stock, par value $1 per share:
Class A-authorized 40,000,000 shares, 15,967,549
shares issued and 14,657,868 shares outstanding at
December 29, 2001, and 15,899,620 shares issued and
15,240,205 shares outstanding at December 30, 2000	15,967,549	15,899,620
Class B-authorized 4,000,000 shares, 1,804,800 shares issued
and outstanding at December 29, 2001 and December 30, 2000	1,804,800	1,804,800
Additional paid-in capital	15,481,165	15,139,978
Unearned stock-based compensation	(67,578)	(281,756)
Retained earnings	56,854,884	55,875,036
Accumulated other comprehensive loss	(1,709,948)	(1,672,382)
	88,330,872	86,765,296
Treasury stock, at cost, 1,309,681 shares in 2001 and
659,415 shares in 2000	(13,755,513)	(9,479,564)
Total Shareholders' Equity	74,575,359	77,285,732
Total Liabilities and Shareholders' Equity	$ 111,233,488	$ 127,840,715

See notes to consolidated financial statements.

2001 A.T. CROSS COMPANY ANNUAL REPORT
8	Consolidated Statements of Operations / Consolidated Statements of Comprehensive Income (Loss)

CONSOLIDATED STATEMENTS OF OPERATIONS

A. T. CROSS COMPANY & SUBSIDIARIES
__________________________________________________________________________________________________________________

YEAR ENDED

__________________________________________________________________________________________________________________

DECEMBER 29,	DECEMBER 30,	JANUARY 1,
2001	2000	2000

__________________________________________________________________________________________________________________
Net sales	$ 123,515,908	$ 130,548,401	$ 126,993,510
Cost of goods sold	58,297,683	64,072,090	75,132,854
Gross Profit	65,218,225	66,476,311	51,860,656

Selling, general and administrative expenses	50,615,717	54,382,782	63,221,291
Research and development expenses	1,999,804	1,890,639	2,923,826
Service and distribution costs	3,879,916	1,588,550	3,399,820
Environmental remediation	(411,853)	1,508,248	200,000
Restructuring charges and loss on impairment of assets	856,905	19,259,254	2,980,132
Operating Income (Loss)	8,277,736	(12,153,162)	(20,864,413)
Interest and other (expense) income	(5,740,164)	5,239,925	820,037
Income (Loss) from Continuing Operations Before Income Taxes	2,537,572	(6,913,237)	(20,044,376)
Provision for income taxes	1,615,724	814,733	239,000
Income (Loss) from Continuing Operations	921,848	(7,727,970)	(20,283,376)
Discontinued Operations, Less Income Taxes (Benefit)
Loss from operations	-	-	(868,000)
Income (loss) on disposal	58,000	(371,000)	1,038,126
Income (Loss) from Discontinued Operations	58,000	(371,000)	170,126
Net Income (Loss)	$ 979,848	$ (8,098,970)	$ (20,113,250)

Basic and Diluted Earnings (Loss) Per Share:
Continuing operations	$ 0.06	$ (0.47)	$ (1.22)
Discontinued operations	-	(0.02)	0.01
Net Income (Loss) Per Share	$ 0.06	$ (0.49)	$ (1.21)

Weighted Average Shares Outstanding:
Denominator for basic earnings (loss) per share	16,664,375	16,654,492	16,568,307
Effect of Dilutive Securities:
Common stock equivalents	138,085	-	(A)	-	(A)
Denominator for Diluted Earnings (Loss) Per Share	16,802,460	16,654,492	16,568,307

(A) No incremental shares related to options or restricted stock granted are included due to the loss from continuing operations.

__________________________________________________________________________________________________________________

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

A. T. CROSS COMPANY & SUBSIDIARIES
__________________________________________________________________________________________________________________

YEAR ENDED

__________________________________________________________________________________________________________________

DECEMBER 29,	DECEMBER 30,	JANUARY 1,
2001	2000	2000

__________________________________________________________________________________________________________________
Net Income (Loss)	$ 979,848	$ (8,098,970)	$ (20,113,250)
Other Comprehensive Income (Loss) (Net of Tax):
Unrealized (loss) gain on investment	-	(668,320)	242,423
Reclassification adjustment - losses included in net income	425,897	-	-
Foreign currency translation adjustments	(445,285)	(528,682)	(271,073)
Minimum pension liability adjustment	(18,178)	-	-
Comprehensive Income (Loss)	$ 942,282	$ (9,295,972)	$ (20,141,900)
See notes to consolidated financial statements.

2001 A.T. CROSS COMPANY ANNUAL REPORT
9	Consolidated Statements of Changes in Shareholders' Equity

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

A. T. CROSS COMPANY & SUBSIDIARIES
__________________________________________________________________________________________________________________________________________________________________________________________________

ACCUMULATED
COMMON STOCK				ADDITIONAL	UNEARNED		OTHER			TOTAL
CLASS A		CLASS B		PAID - IN	STOCK-BASED	RETAINED	COMPREHENSIVE	TREASURY STOCK		SHAREHOLDERS'
SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL	COMPENSATION	EARNINGS	INCOME (LOSS)	SHARES	AMOUNT	EQUITY

__________________________________________________________________________________________________________________________________________________________________________________________________
Balances at December 31, 1998	15,344,162	$ 15,344,162	1,804,800	$ 1,804,800	$ 12,433,190	$ -	$ 84,087,256	$ (446,730)	601,066	$ (8,965,576)	$ 104,257,102

Cancellation of restricted stock									25,000	(221,250)	(221,250)
Other shares issued (see Note M)	380,952	380,952			1,857,141						2,238,093
Stock purchase plan	8,118	8,118			37,728						45,846
Restricted stock plan	160,000	160,000			698,750						858,750
Grant of restricted stock for future services services						(796,875)					(796,875)
Amortization of unearned compensation						180,929					180,929
Unrealized gain on investment (net of tax)								242,423			242,423
Foreign currency translation adjustments								(271,073)			(271,073)
Net loss							(20,113,250)				(20,113,250)

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
Balances at December 30, 2000	15,899,620	15,899,620	1,804,800	1,804,800	15,139,978	(281,756)	55,875,036	(1,672,382)	659,415	(9,479,564)	77,285,732

Purchase of treasury stock									623,600	(4,124,286)	(4,124,286)
Cancellation of restricted stock						151,663			26,666	(151,663)	-
Stock option activity	64,300	64,300			317,806						382,106
Stock purchase plan	3,629	3,629			18,082						21,711
Non-cash compensation					5,299						5,299
Amortization of unearned compensation						62,515					62,515
Reclassification adjustment - losses
included in net income								425,897			425,897
Foreign currency translation adjustments								(445,285)			(445,285)
Minimum pension liability adjustment								(18,178)			(18,178)
Net income							979,848				979,848

__________________________________________________________________________________________________________________________________________________________________________________________________
Balances at December 29, 2001	15,967,549	$ 15,967,549	1,804,800	$ 1,804,800	$ 15,481,165	$ (67,578)	$ 56,854,884	$ (1,709,948)	1,309,681	$ (13,755,513)	$ 74,575,359
See notes to consolidated financial statements.

2001 A.T. CROSS COMPANY ANNUAL REPORT
10	Consolidated Statements of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS

A. T. CROSS COMPANY & SUBSIDIARIES
___________________________________________________________________________________________________________

YEAR ENDED

___________________________________________________________________________________________________________

DECEMBER 29,	DECEMBER 30,	JANUARY 1,
2001	2000	2000

___________________________________________________________________________________________________________
CASH PROVIDED BY (USED IN):
Operating Activities:
Income (loss) from continuing operations	$ 921,848	$ (7,727,970)	$ (20,283,376)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) continuing operations:
Depreciation and amortization	7,369,119	7,450,552	8,595,994
Restructuring and impairment charges	2,086,140	19,259,254	2,980,132
Impairment of investment	4,999,993	-	-
Loss (gain) on sale and impairment of marketable equity securities	1,346,234	(3,323,526)	-
Provision for losses on accounts receivable	734,055	731,898	801,346
Deferred income taxes	804,004	1,329,375	(360,048)
Provision for (reduction of) accrued warranty costs	533,909	(760,799)	720,267
Non-cash compensation	5,299	-	-
Unrealized (gain) loss on trading securities	(31,941)	(495,553)	580,000
Changes in operating assets and liabilities:
Accounts receivable	880,999	(3,111,491)	4,944,478
Inventories	3,728,916	(2,500,655)	3,765,861
Other assets - net	(2,973,595)	103,671	808,786
Accounts payable	(1,339,455)	(463,942)	(389,978)
Other liabilities - net	(5,601,786)	2,391,406	(3,920,806)
Warranty costs paid	(540,046)	(367,251)	(720,267)
Restructuring charges paid	(5,912,765)	(7,053,312)	-
Foreign currency transaction (gain) loss	(55,564)	(358,569)	806,960
Net Cash Provided by (Used in) Continuing Operations	6,955,364	5,103,088	(1,670,651)
Discontinued operations:
Income (loss) from discontinued operations	58,000	(371,000)	170,126
Changes in operating assets and liabilities	-	1,040,000	1,721,341
Net Cash Provided by Discontinued Operations	58,000	669,000	1,891,467
Net Cash Provided by Operating Activities	7,013,364	5,772,088	220,816
Investing Activities:
Purchase of short-term investments	(14,597,625)	-	(10,688,437)
Sale or maturity of short-term investments	16,712,677	10,051,093	11,340,724
Purchases of marketable equity securities	-	(1,200,000)	(2,000,000)
Sales of marketable equity securities	22,435	5,127,526	-
Additions to property, plant and equipment	(6,318,809)	(5,252,315)	(7,916,690)
Purchase of investment	-	(4,999,993)	-
Net Cash (Used in) Provided by Investing Activities	(4,181,322)	3,726,311	(9,264,403)
Financing Activities:
Proceeds from bank borrowings	3,000,000	-	9,000,000
Repayment of bank borrowings	(3,000,000)	(8,300,000)	(9,500,000)
Proceeds from sale of Class A common stock	403,817	32,057	45,846
Purchase of treasury stock	(4,124,286)	-	-
Net Cash Used in Financing Activities	(3,720,469)	(8,267,943)	(454,154)
Effect of exchange rate changes on cash and cash equivalents	(261,121)	(273,268)	(440,455)
(Decrease) increase in cash and cash equivalents	(1,149,548)	957,188	(9,938,196)
Cash and cash equivalents at beginning of year	13,800,204	12,843,016	22,781,212
Cash and Cash Equivalents at End of Year	$ 12,650,656	$ 13,800,204	$ 12,843,016
See notes to consolidated financial statements.

2001 A.T. CROSS COMPANY ANNUAL REPORT
11	Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. T. CROSS COMPANY & SUBSIDIARIES
____________________________________________________________________________________________________________

December 29, 2001

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

Revenue Recognition: Revenue from sales is recognized when the earnings process is complete and the risks and rewards of ownership have transferred, which is generally considered to have occurred upon shipment of the finished product. Provisions are made at the time the related revenue is recognized for estimated product returns, term discounts and rebates.

Industry Segments and Nature of Operations: The Company has two reportable segments, Quality Writing Instruments ("QWI") and pen-based computing products. The Company manufactures quality writing instruments, principally ball-point pens, fountain pens, selectip rolling ball pens, mechanical pencils and accessories, and sells and distributes them to retailers and wholesale distributors throughout the world. Pen-based computing products are manufactured and distributed principally in the United States through the Company's Pen Computing Group ("PCG"). The accounting policies of these segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based upon profit or loss from operations before income taxes. Interest income and expense are included in the QWI segment. The Company's reportable segments are strategic business units that offer different product lines. They are managed separately, as each unit requires different technologies and marketing strategies.

Cash Equivalents and Short-Term Investments: The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents. Short-term investments are stated at fair market value and consist of interest-bearing investments with a remaining maturity of greater than three months when purchased. At December 29, 2001 and December 30, 2000, short-term investments include time deposits, commercial paper, municipal bonds and U.S. Government Agency bonds ("trading securities"). Gains or losses on trading securities are included in Interest and other (expense) income in the QWI segment. Cash equivalents and short-term investments are placed only with high-credit quality financial institutions. At December 29, 2001 and December 30, 2000, approximately 29% and 25%, respectively, of the Company's cash, cash equivalents and short-term investments were on deposit with one financial institution.

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

Derivatives: The Company has a program in place to manage foreign currency risk. As part of that program, the Company can enter into foreign currency exchange contracts to hedge anticipated foreign currency transactions or commitments, primarily purchases of materials and products from foreign suppliers, and certain foreign currency denominated balance sheet positions. The terms of the contracts generally correspond with the dates of the anticipated foreign currency transactions. Realized and unrealized gains and losses on those contracts intended to hedge specific foreign currency transactions or commitments that qualify for hedge accounting are deferred and recorded as a component of Accumulated other comprehensive income (loss), and accounted for as part of the transaction. Gains and losses on other contracts that do not qualify for hedge accounting are included in Selling, general and administrative expenses. Foreign currency exchange losses that are included in Selling, general and administrative expenses approximated $180,000, $250,000 and $760,000 in fiscal 2001, 2000 and 1999, respectively. The Company does not enter into foreign currency exchange transactions for speculative purposes.

Commitments: The Company incurs royalty expense related to a non-branded line of writing instruments. In addition, the Company incurs license expense for certain components for the Cross :Convergence™ pen.

Marketing Support Costs: The costs of marketing support (including advertising) are charged to expense as incurred and amounted to approximately $12,844,000, $15,334,000 and $17,462,000 for fiscal 2001, 2000 and 1999, respectively. Accrued marketing support expenses were approximately $4,090,000 and $4,202,000 at December 29, 2001 and December 30, 2000, respectively, and are included in Accrued expenses and other liabilities.

Warranty Costs: The Company's writing instruments are sold with a full warranty of unlimited duration against mechanical failure, while PCG products were sold with a one-year limited warranty. Estimated warranty costs are accrued at the time of sale. Accrued warranty costs were reduced in fiscal 2000 by approximately $1,100,000, which includes approximately $367,000 of warranty costs

2001 A.T. CROSS COMPANY ANNUAL REPORT
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

Net Income (Loss) Per Share: Net Income (Loss) Per Share is computed based upon the weighted average number of shares of Class A and Class B common stock outstanding during the year. Basic and Diluted Earnings (Loss) Per Share are presented in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." Due to their anti-dilutive effect in fiscal periods with losses from continuing operations, common stock equivalents, comprised of stock options and restricted stock, are excluded from the computation of diluted earnings per share.

Long-Lived Assets: The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less the cost to sell.

Goodwill and Other Intangible Assets: Goodwill and other intangible assets are being amortized on a straight-line basis over periods ranging from 5 to 20 years. Goodwill and other intangible assets are evaluated for impairment using the methodology described in "Long-Lived Assets."

New Accounting Pronouncements: During 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which has been amended by SFAS No. 137 and SFAS No. 138. The Company implemented this statement, as amended, in fiscal 2001. This statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains and losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 precludes hedge accounting unless specific hedge criteria are met. The adoption of SFAS No. 133 did not have a material impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not impact the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Goodwill and certain intangible assets deemed to have indefinite lives will remain on the balance sheet and not be amortized. Goodwill will be tested for impairment annually or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, and write downs may be necessary. The Company is required to implement SFAS No. 142 on January 1, 2002. Testing goodwill impairment under SFAS No. 142 is a two-step process. The first step is a comparison of the reporting unit's fair value to its carrying amount. This step must be completed within six months of adoption. The final step of SFAS No. 142, if necessary, must be performed no later than December 28, 2002. At December 29, 2001, the carrying value of goodwill, approximately $3,944,000, was recorded in Intangibles and Other Assets in the QWI segment. Amortization of goodwill was approximately $225,000 in both fiscal 2001 and 2000 and was approximately $113,000 in fiscal 1999.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards. The Company is required to implement SFAS No. 144 on January 1, 2002. The Company believes that the adoption of SFAS No. 144 will not have a material impact on its consolidated financial position or results of operations.

____________________________________________________________________________________________________________

NOTE B - INVENTORIES

Domestic writing instrument inventories, approximating $10,508,000 and $13,404,000 at December 29, 2001 and December 30, 2000, respectively, are priced at the lower of LIFO cost or market. The remaining inventories are priced at the lower of FIFO cost or market. If the FIFO method of inventory valuation had been used for those inventories priced using the LIFO method, inventories would have been approximately $9,157,000 and $9,614,000 higher than reported at December 29, 2001 and December 30, 2000, respectively. During fiscal 2001, inventory quantities were reduced resulting in a liquidation of LIFO inventory quantities carried at higher costs prevailing in prior years as compared with the cost of current purchases. The effect of this liquidation did not have a material impact on net income. The Company believes the LIFO method of inventory valuation ordinarily results in a more appropriate matching of its revenues to their related costs, since current costs are included in cost of goods sold, and distortions in reported income, due to the effect of changing prices, are reduced.

____________________________________________________________________________________________________________

2001 A.T. CROSS COMPANY ANNUAL REPORT
13	Notes to Consolidated Financial Statements

NOTE C - MARKETABLE EQUITY SECURITIES AND INVESTMENTS

NeoMedia Technologies, Inc. ("NeoMedia")

In 1999, the Company entered into an agreement with NeoMedia pursuant to which the Company had the exclusive right, in certain market segments, to bundle and sell NeoMedia's NeoLink™ software with the Cross NetPen™ .. The Company agreed to advance $2,000,000 to NeoMedia in exchange for a convertible promissory note with the option to convert the note into shares of NeoMedia common stock. As additional consideration, NeoMedia issued to the Company warrants to purchase 200,000 shares of NeoMedia common stock, at prices ranging from $5 to $7 per share, exercisable for a period of five years following February 18, 1999. During 1999, the Company converted the $2,000,000 promissory note into approximately 500,000 shares of NeoMedia common stock at the agreed upon conversion price of $4 per share. During 2000, the Company exercised the warrants to purchase 200,000 shares of NeoMedia common stock at an average price of $6 per share, or $1,200,000, and sold 451,000 shares at an average price of approximately $11 per share, or $5,128,000. The pre-tax gain on this sale of approximately $3,324,000 was recorded in Interest and other (expense) income and included in the PCG segment.

Unfavorable market conditions for such technology stocks led the Company to determine that its investment in NeoMedia had experienced an other than temporary decline in value. As such, in the second and fourth quarters of 2001, the Company recorded pre-tax losses of approximately $914,000 and $419,000, respectively. In the third quarter of 2001, the Company sold 18,100 shares for approximately $22,000 and recorded a loss on the sale of approximately $13,000. At December 29, 2001, the Company had 232,797 shares of NeoMedia common stock, with a market value of approximately $35,000, classified as available-for-sale securities and recorded in Other current assets. Losses on the Company's investment in NeoMedia were recorded in Interest and other (expense) income and included in the PCG segment.

DigitalConvergence.:Com Inc. ("DCCI")

In the second quarter of 2000, the Company invested $5,000,000 in DCCI, a privately held internet technology company that was planning an initial public offering ("IPO"). On March 21, 2001, DCCI withdrew the S-1 Registration Statement previously filed with the Securities and Exchange Commission. Due to the uncertainty surrounding DCCI's ability to secure sufficient additional funding or to complete an IPO, the Company determined that its investment experienced a decline in value that was other than temporary. As such, in the second quarter of 2001, the Company recorded a loss provision equal to its initial investment. The loss was recorded in Interest and other (expense) income and included in the PCG segment.

____________________________________________________________________________________________________________

NOTE D - RESTRUCTURING CHARGES AND LOSS ON IMPAIRMENT OF ASSETS

In 2000, the Company's Board of Directors approved a plan to restructure the Company's domestic and international writing instrument operations. As a result, the Company recorded pre-tax restructuring expenses of approximately $19,900,000 in fiscal 2000 in the QWI segment. As part of this restructuring plan, the Company consolidated all writing instrument manufacturing and distribution at its headquarters in Lincoln, Rhode Island, closed its Irish facility and reorganized its European operations. In fiscal 2001, the Company increased the estimated cost of restructuring by approximately $23,000.

The following is a tabular presentation of the charges recorded in fiscal 2001 and 2000 related to the restructuring plan:
2001	2000

(THOUSANDS OF DOLLARS)

_____________________________________________________________________________________________

Severance and related expenses	$ (284)	$ 12,680
Impairment of assets	179	3,279
Other	100	3,300
Restructuring Charges and Loss on Impairment of Assets	(5)	19,259

Inventory write-down charged to cost of goods sold	28	661
Total	$ 23	$ 19,920

The following is a tabular presentation of the restructuring liabilities:
	SEVERANCE	PROFESSIONAL
	& RELATED	FEES	CONTRACTUAL
(THOUSANDS OF DOLLARS)	EXPENSES	& OTHER	OBLIGATIONS	TOTAL

___________________________________________________________________________________________________________
Balances at December 30, 2000	$ 5,854	$ 1,524	$ 1,219	$ 8,597
Restructuring charges and foreign exchange effects	(570)	169	(110)	(511)
Cash payments	(4,337)	(1,576)	-	(5,913)
Balances at December 29, 2001	$ 947	$ 117	$ 1,109	$ 2,173

The total cash portion of the restructuring plan is expected to be approximately $15,100,000.

2001 A.T. CROSS COMPANY ANNUAL REPORT
14	Notes to Consolidated Financial Statements

NOTE D - RESTRUCTURING CHARGES AND LOSS ON IMPAIRMENT OF ASSETS (CONTINUED)

In 1999, the Company decided to discontinue its line of CrossPad® products. As such, in fiscal 1999, the Company recorded a loss on impairment of PCG segment assets of approximately $2,980,000. The impaired assets were comprised of certain intangible assets, primarily license agreements, patents and trademarks, and other long-lived assets, notably manufacturing equipment for CrossPads. Due to the specialized nature of the equipment, the Company determined that these assets were impaired.

Due to the low consumer demand for most of its PCG product line in 2001, the Company determined that the carrying amounts of certain long-lived assets, property plant and equipment and intangibles exceeded their fair market value. As these assets are specialized in nature and have no future value to the Company, they were written down to a zero value in the fourth quarter of fiscal 2001. The asset impairment approximated $862,000 and was recorded in Restructuring charges and loss on impairment of assets in the PCG segment. In addition, in the fourth quarter of fiscal 2001, an approximate $1,200,000 inventory write-down for slow moving inventory was charged to Cost of goods sold and included in the PCG segment.

____________________________________________________________________________________________________________

NOTE E - LINE OF CREDIT

At December 29, 2001, the Company maintained a $25,000,000 unsecured line of credit with a bank. The agreement requires the Company to meet certain liquidity levels and covenants. The most restrictive covenant is to maintain a consolidated cash, cash equivalents and short-term investments balance of not less than $15,000,000 at the end of each quarter. There is also a restriction on the Company's ability to grant a security interest in its assets. Any amounts borrowed under this agreement are payable on demand and bear interest at either the bank's prime lending rate or at one percent per annum in excess of the London Interbank Offering Rate ("LIBOR"). LIBOR was 1.9% at December 29, 2001. The agreement is cancelable at any time by the Company or the bank. The highest amount borrowed at any time during fiscal 2001 was $3,000,000. Interest paid and expensed in fiscal 2001, 2000 and 1999 was $111,000, $356,000 and $341,000, respectively, and is included in Interest and other (expense) income. There were no amounts outstanding under this line of credit at December 29, 2001 and December 30, 2000.

____________________________________________________________________________________________________________

NOTE F - EMPLOYEE BENEFIT PLANS

During 1998, the Company adopted the provisions of SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits." The Company has a non-contributory defined benefit pension plan and a defined contribution retirement plan (consisting of a savings plan and a non-contributory profit sharing plan), which cover substantially all domestic employees. The Company's matching contributions to the savings plan are made all in cash and were approximately $605,000, $581,000 and $626,000 in fiscal 2001, 2000 and 1999, respectively. There were no profit sharing plan contributions during this three-year period. The Company also maintains an unfunded excess defined benefit plan for certain key executives. Employees of non-U.S. subsidiaries generally receive retirement benefits from Company sponsored defined benefit or defined contribution plans or from statutory plans administered by governmental agencies in their countries. The Company does not provide its employees with any postretirement benefits other than those described above.

Benefits under the defined benefit plans are based on the employee's years of service and compensation, as defined. There is no requirement under any of these plans to invest in the Company's stock. The Company's funding policy is consistent with applicable local laws and regulations.

The following table sets forth the defined benefit plans' combined funded status and amounts recognized in the Company's consolidated balance sheet at the end of each fiscal year:
(THOUSANDS OF DOLLARS)	2001	2000	1999

________________________________________________________________________________________________________
Change in Projected Benefit Obligation
Benefit obligation at end of prior year	$ 34,046	$ 31,750	$ 33,645
Service cost	1,242	1,521	1,675
Interest cost	2,292	2,166	2,005
Participant contributions	-	-	8
Amendments	-	-	146
Curtailment gain	(447)	(448)	-
Actuarial loss (gain)	1,100	(53)	(4,949)
Benefits paid	(1,175)	(890)	(780)
Administrative expenses paid	(74)	-	-
Benefit Obligation at End of Year	$ 36,984	$ 34,046	$ 31,750

Change in Plan Assets
Fair value of plan assets at end of prior year	$ 39,671	$ 39,551	$ 35,432
Actual return on plan assets	(3,518)	653	4,611
Employer contributions	313	357	281
Participant contributions	-	-	7
Benefits paid	(1,175)	(890)	(780)
Administrative expenses paid	(74)	-	-
Fair Value of Plan Assets at End of Year	$ 35,217	$ 39,671	$ 39,551

2001 A.T. CROSS COMPANY ANNUAL REPORT
15	Notes to Consolidated Financial Statements

NOTE F - EMPLOYEE BENEFIT PLANS (CONTINUED)

(THOUSANDS OF DOLLARS)	2001	2000	1999

________________________________________________________________________________________________________
Funded Status
(Deficiency) excess of plan assets over projected benefit obligation	$ (1,767)	$ 5,625	$ 7,801
Unrecognized net transition obligation	59	263	434
Unrecognized prior service cost	242	457	597
Unrecognized net actuarial gain	(4,995)	(13,468)	(16,485)
Accrued Pension Cost (Included in Contributions
Payable to Employee Benefit Plans)	$ (6,461)	$ (7,123)	$ (7,653)

Components of Net Periodic Benefit (Income) Cost
Service cost	$ 1,244	$ 1,515	$ 1,693
Interest cost	2,297	2,158	2,026
Expected return on plan assets	(3,108)	(2,868)	(2,608)
Amortization of transition asset (obligation)	18	(55)	(55)
Amortization of prior service cost	41	47	50
Recognized net actuarial gain	(597)	(614)	(327)
Effect of curtailment	1	-	-
Net Periodic Benefit (Income) Cost	$ (104)	$ 183	$ 779

Weighted Average Assumptions
Discount rate	7.00%	7.50%	7.50%
Expected return on plan assets	9.00%	9.00%	9.00%
Rate of compensation increase	3.50%	4.00%	4.00%

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

________________________________________________________________________________________________________

NOTE H - OMNIBUS INCENTIVE PLAN (THE "OI PLAN")

The Company's OI Plan permits the Compensation Committee to grant various long-term incentive awards, generally equity based, to officers and key employees from one pool of reserved shares. The OI Plan provides for grants of awards, including but not limited to, Incentive Stock Options, at not less than the full market value on the date of grant (except in the case of a shareholder possessing more than 10% of the total combined voting power of all classes of Company stock, in which case the exercise price shall not be less than 110% of the fair market value on the date of grant) and Non-Qualified Stock Options, at an exercise price determined by the Compensation Committee; Stock Appreciation Rights, which are rights to receive an amount equal to the increase, between the date of grant and the date of exercise, in the fair market value of the number of shares of common stock subject to the Stock Appreciation Right; shares of Restricted Stock, which are common shares that have certain conditions attached to them that must be satisfied in order to have unencumbered rights to the Restricted Stock; and Performance Awards, which are awards in common shares or cash. The OI Plan has no definite expiration date but may be terminated by the Board of Directors at any time. Incentive Stock Options may not be granted for a term longer than ten years from the date of grant (five years in the case of a shareholder possessing more than 10% of the total combined voting power of all classes of Company stock). At December 29, 2001, there were 100,834 shares of Restricted Stock outstanding under the OI Plan. Compensation expense recognized for Restricted Stock under the OI Plan amounted to $62,515, $293,721 and $180,929 for fiscal 2001, 2000 and 1999, respectively. The only awards granted under the OI Plan in fiscal 2001 were Stock Options.

2001 A.T. CROSS COMPANY ANNUAL REPORT
16	Notes to Consolidated Financial Statements

NOTE H - OMNIBUS INCENTIVE PLAN (THE "OI PLAN") (CONTINUED)

Stock option activity during the three years ended December 29, 2001 was as follows:
		WEIGHTED AVERAGE	SHARES
Stock Option Plan:	OPTIONS	PRICE PER SHARE	RESERVED

__________________________________________________________________________________________
Outstanding at December 31, 1998	1,745,185	$ 13.27	2,186,451
Restricted stock grants	-	-	(150,000)
Granted	587,783	$ 4.62	-
Canceled	(297,470)	$ 11.54	(30,050)
Outstanding at January 1, 2000	2,035,498	$ 8.92	2,006,401
Additional shares reserved	-	-	1,100,000
Granted	469,697	$ 5.06	-
Canceled	(389,490)	$ 10.38	(86,600)
Outstanding at December 30, 2000	2,115,705	$ 7.81	3,019,801
Exercised	(64,300)	$ 5.94	(64,300)
Granted	372,300	$ 7.43	-
Canceled	(154,838)	$ 13.27	(55,000)
Outstanding at December 29, 2001	2,268,867	$ 7.43	2,900,501

The following table contains summary information about the stock options outstanding at December 29, 2001:
	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	_______________________________________________________			_____________________________________
RANGE OF	NUMBER	WEIGHTED AVERAGE	WEIGHTED	NUMBER	WEIGHTED AVERAGE
EXERCISE PRICES	OUTSTANDING	REMAINING YEARS OF	AVERAGE	EXERCISABLE	EXERCISE PRICE
		CONTRACTUAL LIFE	EXERCISE PRICE

___________________________________________________________________________________________________

$ 4.34 - $ 4.34	26,985	7.76	$ 4.34	26,985	$ 4.34
$ 4.56 - $ 4.56	500,000	7.88	$ 4.56	250,000	$ 4.56
$ 4.69 - $ 5.06	84,600	8.09	$ 4.80	47,100	$ 4.89
$ 5.09 - $ 5.09	350,400	8.58	$ 5.09	178,650	$ 5.09
$ 5.26 - $ 5.88	83,985	8.92	$ 5.46	51,985	$ 5.51
$ 6.06 - $ 6.06	252,366	6.94	$ 6.06	252,366	$ 6.06
$ 6.19 - $ 6.94	26,200	6.78	$ 6.58	26,200	$ 6.58
$ 7.63 - $ 7.63	335,100	9.57	$ 7.63	-	-
$ 9.69 - $ 9.97	295,136	5.88	$ 9.88	295,136	$ 9.88
$ 10.00 - $ 17.83	314,095	2.96	$ 14.74	314,095	$ 14.74
$ 4.34 - $ 17.83	2,268,867	7.22	$ 7.43	1,442,517	$ 8.27

The Company also has an Employee Stock Purchase Plan (the "ESP Plan"), allowing eligible employees, other than officers and directors, to purchase shares of the Company's Class A common stock at 10% less than the mean between the high and low prices of the stock on the date of purchase. A maximum of 320,000 shares is available under the ESP Plan, and the aggregate number of shares reserved was 110,939, 114,568 and 120,956 at December 29, 2001, December 30, 2000 and January 1, 2000, respectively.

The Company applies APB Opinion No. 25 to account for its stock option plans. Accordingly, pursuant to the terms of the stock option plans, no compensation cost has been recognized. However, if the Company had determined compensation cost for stock options granted during fiscal 2001, 2000 and 1999 under the provisions of SFAS No. 123, the Company's Net Income (Loss) and Net Income (Loss) Per Share would have been negatively impacted by approximately $896,000 ($0.05 per share), $965,000 ($0.06 per share) and $1,048,000 ($0.06 per share), respectively.

2001 A.T. CROSS COMPANY ANNUAL REPORT
17	Notes to Consolidated Financial Statements

NOTE H - OMNIBUS INCENTIVE PLAN (THE "OI PLAN") (CONTINUED)

The fair value of each stock option granted in fiscal 2001, 2000 and 1999 under the Company's stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model. The following key assumptions were used to value options granted for each of the following fiscal years:
WEIGHTED
AVERAGE	AVERAGE		DIVIDEND
RISK-FREE RATE	EXPECTED LIFE	VOLATILITY	YIELD

____________________________________________________________________________

2001	3.50%	5.0 years	44.06%	0.0%
2000	5.00%	5.0 years	40.07%	0.0%
1999	5.00%	5.0 years	53.17%	0.0%

The weighted average fair values per share of stock options granted during fiscal 2001, 2000 and 1999 were $3.21, $2.16 and $2.38, respectively. It should be noted that the option-pricing model used was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of up to ten years. However, management believes that the assumptions used and the model applied to value the awards yield a reasonable estimate of the fair value of the grants made under the circumstances.

_______________________________________________________________________________________________________

NOTE I - INCOME TAXES FROM CONTINUING OPERATIONS

The provision for income taxes from continuing operations consists of the following:
2001	2000	1999

_________________________________________________________________________________________________
Currently (Receivable) Payable:
Federal	$ 341,502	$ (607,907)	$ 300,863
State	11,250	11,750	11,500
Foreign	458,968	181,835	286,685
	811,720	(414,322)	599,048
Deferred:
Federal	1,058,060	1,600,175	(360,048)
State	-	-	-
Foreign	(254,056)	(371,120)	-
	804,004	1,229,055	(360,048)
Total	$ 1,615,724	$ 814,733	$ 239,000

The reconciliation of income taxes computed at the statutory Federal income tax rate to the provision for income taxes from continuing operations is as follows:
2001	2000	1999

_________________________________________________________________________________________________

Statutory Federal income tax provision (benefit)	$ 888,150	$ (2,419,633)	$ (7,015,532)
State income tax expense, less Federal tax benefit	7,313	7,638	7,475
Foreign operations	1,232,758	2,843,272	2,142,407
Deferred tax on undistributed foreign earnings
not indefinitely reinvested	-	-	5,250,000
Adjust deferred tax assets to realizable value	331,187	1,116,733	-
Foreign tax credit	(829,482)	-	-
Accrual adjustment	-	(685,993)	-
Benefit of export sales	(280,479)	(180,953)	(112,468)
Miscellaneous	266,277	133,669	(32,882)
Provision for Income Taxes	$ 1,615,724	$ 814,733	$ 239,000

2001 A.T. CROSS COMPANY ANNUAL REPORT
18	Notes to Consolidated Financial Statements

NOTE I - INCOME TAXES FROM CONTINUING OPERATIONS (CONTINUED)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 29, 2001 and December 30, 2000 are presented below:
2001	2000

______________________________________________________________________________________
Current Deferred Tax Assets and Liabilities:
Assets:
Additional costs inventoried for tax purposes and
inventory reserves not deductible for tax purposes	$ 3,189,457	$ 3,467,821
Excess benefit plan	1,207,536	1,792,781
Accrued pension costs	1,887,247	1,987,390
Net operating loss carryforward	-	1,538,664
Unrealized loss on available-for-sale securities	-	225,000
Other	485,092	623,453
	6,769,332	9,635,109
Less valuation allowance	(1,188,628)	(1,307,040)
Current Deferred Tax Assets	5,580,704	8,328,069
Liabilities:
Current Deferred Tax Liabilities	299,818	200,839
Net Current Deferred Tax Asset	$ 5,280,886	$ 8,127,230

Long-Term Deferred Tax Assets and Liabilities:
Assets:
Intangible assets	955,178	797,367
Accrued warranty costs	1,918,781	1,921,294
Alternative minimum tax credit carryforward	861,281	651,048
Net operating loss carryforward	3,978,113	3,305,022
Other	1,106,463	282,605
	8,819,816	6,957,336
Less valuation allowance	(3,374,257)	(2,955,223)
Long-Term Deferred Tax Assets	5,445,559	4,002,113
Liabilities:
Property, plant and equipment, principally due to
differences in depreciation	1,097,940	1,471,834
Undistributed foreign earnings not indefinitely reinvested	1,968,570	1,968,570
Long-Term Deferred Tax Liabilities	3,066,510	3,440,404
Net Long-Term Deferred Tax Asset	$ 2,379,049	$ 561,709

Net Deferred Tax Asset	$ 7,659,935	$ 8,688,939

At December 29, 2001 and December 30, 2000, undistributed earnings of foreign subsidiaries amounted to approximately $43,904,000 and $45,939,000, respectively (including approximately $15,185,000 in 2001 and $19,650,000 in 2000 of cash, cash equivalents and short-term investments). These earnings could become subject to additional tax if they are remitted as dividends, if foreign earnings are lent to the Company or a U.S. affiliate or if the Company should sell its stock in the subsidiaries. At January 1, 2000, the Company determined that approximately $15,000,000 in undistributed earnings were no longer considered to be invested indefinitely. Accordingly, in fiscal 1999, the Company provided tax expense of and increased deferred tax liabilities by $5,250,000, which represents the estimated tax associated with such undistributed earnings. At December 30, 2000, $9,375,514 of those earnings had been repatriated to the Company. None were repatriated during fiscal 2001. The amount of additional taxes that might be payable on the undistributed foreign earnings of $43,904,000 approximates $12,293,000. This amount has not been recorded because it is the Company's intention to permanently invest the remainder of the undistributed earnings of its foreign subsidiaries in the growth of business outside the United States.

At December 29, 2001, the Company had state net operating loss carryforwards of $36,840,238, which begin to expire in 2004. The Company also has Federal alternative minimum tax credit carryforwards of $861,281, which carry forward to future taxable years with no expiration. In addition, for Federal income tax purposes, the Company has foreign tax credit carryforwards of $843,012, which begin to expire in 2003. The Company also has general business credit carryforwards of $190,383, which begin to expire in 2018. Net operating loss carryforwards for certain foreign subsidiaries were approximately $9,281,128 for tax purposes. A portion of these losses begins to expire in 2002. A valuation allowance has been provided for the foreign and state net operating losses and temporary differences that are estimated to expire before they are utilized. The increase of $300,622 in the valuation allowance in fiscal 2001 primarily related to changes in the foreign net operating losses.

Income taxes paid (refunded), net, in fiscal 2001, 2000 and 1999 were approximately $915,000, $(930,000) and $195,000, respectively.

____________________________________________________________________________________________________________

2001 A.T. CROSS COMPANY ANNUAL REPORT
19	Notes to Consolidated Financial Statements

NOTE J - DISCONTINUED OPERATIONS

Timepieces:

In 1999, the Company discontinued operations of its timepiece segment when it entered into a license agreement with a third party for the worldwide distribution of the Cross brand of timepieces. The Company terminated this license agreement in the third quarter of fiscal 2000.

The Company recorded after-tax income (loss) of approximately $58,000, $(371,000) and $(1,326,000) in fiscal 2001, 2000 and 1999, respectively, related to this discontinued segment. The net assets of the timepiece segment were $0 at December 29, 2001 and December 30, 2000.

Manetti-Farrow:

In 1997, the Company discontinued the distribution of quality leather goods and accessory products of its Manetti-Farrow, Inc. subsidiary.

In fiscal 1999, the Company recorded after-tax income from this discontinued operation of approximately $1,496,000. This was the result of a payment received from the U.S. Customs Service to settle a claim disputing the amount of duty charged on the importation of certain products in prior years by its discontinued subsidiary, Manetti-Farrow, Inc.

____________________________________________________________________________________________________________

NOTE K - FINANCIAL INSTRUMENTS

The following table details the U.S. dollar equivalent of foreign exchange contracts outstanding at December 29, 2001, along with maturity dates and any unrealized gain (loss). The net unrealized loss was recorded in the consolidated statement of operations, since the Company does not apply hedge accounting. There were no foreign exchange contracts outstanding at December 30, 2000.
	CONTRACT AMOUNT	MATURITY	UNREALIZED GROSS
(THOUSANDS OF DOLLARS)	U.S. $ EQUIVALENT	DATE	GAIN (LOSS)

__________________________________________________________________________________
DECEMBER 29, 2001
Euro	$ 10,517	2002	$ (89)
Japanese Yen	536	2002	2
Canadian Dollars	1,377	2002	(7)
Hong Kong Dollars	1,911	2002	-
Taiwan Dollars	1,351	2002	-
Total	$ 15,692		$ (94)

The fair value of forward foreign exchange contracts was $(94,000) and $0 at December 29, 2001 and December 30, 2000, respectively. The fair value of cash, cash equivalents and short-term investments approximates its recorded amount.

____________________________________________________________________________________________________________

2001 A.T. CROSS COMPANY ANNUAL REPORT
20	Notes to Consolidated Financial Statements

NOTE L - SEGMENT INFORMATION

The following table sets forth segment information for the Company for the three fiscal years ended December 29, 2001:
	QUALITY	PEN-BASED
	WRITING	COMPUTING
(THOUSANDS OF DOLLARS)	INSTRUMENTS	PRODUCTS	TOTAL

____________________________________________________________________________________________________
2001:
Revenues from external customers	$ 121,032	$ 2,484	$ 123,516
Depreciation and amortization	7,178	191	7,369
Segment profit (loss)	12,592	(10,054)	2,538
Segment assets	110,814	419	111,233
Expenditures for long-lived assets	6,365	-	6,365

____________________________________________________________________________________________________
2000:
Revenues from external customers	$ 126,408	$ 4,140	$ 130,548
Depreciation and amortization	7,286	165	7,451
Segment profit (loss)	(8,813)	1,900	(6,913)
Segment assets	120,105	7,736	127,841
Expenditures for long-lived assets	5,316	298	5,614

____________________________________________________________________________________________________
1999:
Revenues from external customers	$ 123,861	$ 3,133	$ 126,994
Depreciation and amortization	7,931	665	8,596
Segment profit (loss)	4,264	(24,308)	(20,044)
Segment assets	130,272	5,410	135,682
Expenditures for long-lived assets	11,934	1,160	13,094

____________________________________________________________________________________________________

Reconciliations
2001	2000	1999

____________________________________________________________________________________________________
ASSETS:
Total assets from reportable segments	$ 111,233	$ 127,841	$ 135,682
Other assets from discontinued operations	-	-	1,040
Total Consolidated Assets	$ 111,233	$ 127,841	$ 136,722

Geographic Information
NET SALES:
United States	$ 60,522	$ 63,264	$ 61,641
Foreign countries	62,994	67,284	65,353
Total Consolidated Net Sales from Continuing Operations	$ 123,516	$ 130,548	$ 126,994
Revenues are attributed to countries based on the location of customers.
LONG-LIVED ASSETS:
United States	$ 33,570	$ 33,685	$ 34,908
Ireland	79	2,519	6,015
Other foreign countries	1,070	830	1,065
Total Consolidated Long-Lived Assets	$ 34,719	$ 37,034	$ 41,988

_____________________________________________________________________________________________________

2001 A.T. CROSS COMPANY ANNUAL REPORT
21	Notes to Consolidated Financial Statements

NOTE M - ACQUISITION OF SELECTED ASSETS OF C&J JEWELRY

In fiscal 1999, the Company completed the acquisition of selected assets of C&J Jewelry Company, Inc. ("C&J"). These assets are being utilized primarily for the manufacture of writing instruments for a well known luxury goods retailer. The acquisition is part of a strategy to leverage the Company's core manufacturing capabilities as an original equipment manufacturer of writing instruments. In consideration, the Company assumed $2,800,000 of C&J's indebtedness and issued approximately 381,000 shares of the Company's Class A common stock. Of these, approximately 79,000 shares are held in escrow until certain restrictions lapse in July 2002. The excess of the purchase price (approximately $4,500,000) over the fair value of the assets acquired (approximately $600,000, consisting primarily of inventory and fixed assets) was being amortized on a straight-line basis over a 20-year period.

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

On June 30, 2000, the Company filed a Motion to Dismiss the action in the United States District Court in Rhode Island. The United States District Court for the District of Rhode Island granted the Company's Motion to Dismiss in June 2001. In July 2001, the Plaintiff filed an appeal with the First Circuit Court of Appeals. The appeal is before the First Circuit Court of Appeals. Oral argument was held February 8, 2002. The Company expects a decision to be rendered in the first half of 2002.

In 1998, the Company received a Letter of Responsibility ("LOR") from the Rhode Island Department of Environmental Management ("DEM"). The LOR stated that analytical results indicated elevated levels of volatile organic compounds at several sites on the Company's property and requested that the Company conduct a site investigation to identify the source. The Company retained an environmental consulting firm to perform the site investigation and develop remedial action alternatives. The DEM has accepted these remediation proposals, and remediation activities began in the second quarter of 2001. The current estimated cost of these activities is approximately $200,000 and was recorded in the fiscal 1999 consolidated financial statements. In fiscal 2001 and 2000, approximately $77,000 and $18,000, respectively, was spent, and the remaining liability of approximately $105,000 is included in Accrued expenses and other liabilities.

In 2000, the Company was advised by its environmental consultant that elevated levels of certain contaminants were found in soil and groundwater at the Company's Irish facility. These conditions have been reported to the regulatory authorities in Ireland and additional investigation is ongoing. A proposed remediation program was developed and submitted to the Irish Environmental Protection Agency ("EPA") in the third quarter of 2001. The Company anticipates approval of this program from the Irish EPA in the first half of 2002. In the fourth quarter of 2000, the Company recorded approximately $1.5 million for these remediation costs. Based upon current remediation cost estimates provided by the Company's environmental consultant, the Company reduced the liability in 2001 by approximately $412,000. This change in estimate was recorded as a reduction of Environmental remediation expense, and the remaining liability of $850,000 is included in Accrued expenses and other liabilities.

The Company is involved in various litigation and legal matters that have arisen in the ordinary course of business. To its knowledge, management believes that the ultimate resolution of any existing matter will not have a material adverse effect on the Company's consolidated financial results.

_______________________________________________________________________________________________________

NOTE O - OTHER COMPREHENSIVE INCOME (LOSS) ITEMS
		MINIMUM	ACCUMULATED
FOREIGN	UNREALIZED	PENSION	OTHER
CURRENCY	LOSS ON	LIABILITY	COMPREHENSIVE
ITEMS	INVESTMENTS	ADJUSTMENT	INCOME (LOSS)

________________________________________________________________________________________________
Balances at December 30, 2000	$ (1,246,485)	$ (425,897)	$ -	$ (1,672,382)
Current period change	(445,285)	425,897	(18,178)	(37,566)
Balances at December 29, 2001	$ (1,691,770)	$ -	$ (18,178)	$ (1,709,948)

_______________________________________________________________________________________________________

2001 A.T. CROSS COMPANY ANNUAL REPORT
22	Notes to Consolidated Financial Statements

NOTE P - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results of operations for the years ended December 29, 2001 and
December 30, 2000:
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

2001:	MARCH 31	JUNE 30	SEPTEMBER 29	DECEMBER 29
(SEE NOTES D & N)

__________________________________________________________________________________________________
Net sales	$ 30,192	$ 27,332	$ 27,805	$ 38,187
Gross profit	15,548	14,866	14,231	20,573

Net Income (Loss) from:
Continuing operations	$ 1,582	$ (3,301)	$ 1,018	$ 1,623
Discontinued operations	-	30	-	28
Net Income (Loss)	$ 1,582	$ (3,271)	$ 1,018	$ 1,651

Basic and Diluted Earnings (Loss) Per Share:
Continuing operations	$ 0.09	$ (0.19)	$ 0.06	$ 0.10
Discontinued operations	-	-	-	-
Net Income (Loss) Per Share	$ 0.09	$ (0.19)	$ 0.06	$ 0.10

Weighted Average Shares Outstanding:
Denominator for basic earnings (loss) per share	16,756	16,753	16,674	16,356
Effect of Dilutive Securities:
Common stock equivalents	148	- ( A )	269	129
Denominator for Diluted Earnings (Loss) Per Share	16,904	16,753	16,943	16,485

(A) No incremental shares related to options or restricted stock granted are included due to the loss from continuing operations in the quarter.

2000:	APRIL 1	JULY 1	SEPTEMBER 30	DECEMBER 30
(SEE NOTES D & N)

__________________________________________________________________________________________________
Net sales	$ 28,357	$ 28,427	$ 31,227	$ 42,537
Gross profit	14,579	14,376	14,871	22,650

Net Income (Loss) from:
Continuing operations	$ (8,263)	$ 649	$ 2,115	$ (2,229)
Discontinued operations	-	56	15	(442)
Net Income (Loss)	$ (8,263)	$ 705	$ 2,130	$ (2,671)

Basic and Diluted Earnings (Loss) Per Share:
Continuing operations	$ (0.50)	$ 0.04	$ 0.13	$ (0.14)
Discontinued operations	-	-	-	(0.02)
Net Income (Loss) Per Share	$ (0.50)	$ 0.04	$ 0.13	$ (0.16)

Weighted Average Shares Outstanding:
Denominator for basic earnings (loss) per share	16,583	16,580	16,719	16,735
Effect of Dilutive Securities:
Common stock equivalents	- ( A )	138	138	- ( A )
Denominator for Diluted Earnings (Loss) Per Share	16,583	16,718	16,857	16,735

(A) No incremental shares related to options or restricted stock granted are included due to the loss from continuing operations in the quarter.

______________________________________________________________________________________________________

2001 A.T. CROSS COMPANY ANNUAL REPORT
23	Independent Auditors' Report / Management's Discussion & Analysis

INDEPENDENT AUDITORS' REPORT

A. T. CROSS COMPANY & SUBSIDIARIES
_______________________________________________________________________________________________________

To the Board of Directors and Shareholders of
A.T. Cross Company
Lincoln, Rhode Island

We have audited the accompanying consolidated balance sheets of A.T. Cross Company and subsidiaries (the "Company") as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, comprehensive income (loss), and changes in shareholders' equity, and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2001 and December 30, 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Boston, Massachusetts
February 14, 2002

_______________________________________________________________________________________________________

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS
_______________________________________________________________________________________________________

RESULTS OF OPERATIONS

Comparison of Fiscal 2001 with Fiscal 2000

Consolidated net sales of $123.5 million decreased 5.4%, or $7.0 million, in fiscal 2001 as compared to fiscal 2000. Writing instrument net sales of $121.0 million were less than the prior year by approximately $5.4 million, or 4.3%. Domestic writing instrument net sales decreased by $2.1 million, or 3.5%, and international writing instrument net sales were lower by $3.3 million, or 4.9%, as compared to fiscal 2000.

Domestic writing instrument volume was unfavorably affected by the slowing U.S. economy, especially in the second half of 2001. Sales through the Company's retail division for the full year were 2.5% higher as compared to last year, as an approximate 6% sales increase to the large office supply accounts was partially offset by a 9% sales decrease to carriage trade accounts (department, gift and jewelry stores). Sales of business gift products by the Company's special markets division decreased approximately 8.8%, as companies reduced their spending in light of worsening U.S. economic conditions and as discretionary spending was diverted to charitable causes. Original Equipment Manufacturer ("OEM") revenue declined 42.8% from the prior year. The revenue of this business division is highly dependent upon one large luxury goods retailer. This retailer was adversely affected in 2001 by the same overall economic conditions as those affecting the Company.

International writing instrument sales were unfavorably affected by the weakening Asian economy. Sales in Asia were lower than fiscal 2000 by approximately 12.5%, as unfavorable Yen/Dollar exchange rates and a slowdown in tourist travel adversely affected duty free sales. Sales in Canada increased over fiscal 2000 by 11.5% while Latin America sales were flat with last year. Sales in the Europe, Middle East and Africa markets ("EMEA") were 3.1% less than the prior year. The positive effects of new product launches and new in-store merchandising on retail sales this year were more than offset by a 5% reduction of corporate gift business, unfavorable foreign exchange rates and a 20% decline in sales to the Middle East market.

Pen Computing Group ("PCG") sales were approximately 40% less than last year. In fiscal 2001, sales consisted primarily of one electronic pen product, whereas in fiscal 2000 sales were generated from the fulfillment of an OEM order for CrossPads® from existing inventory, OEM sales of digital pens, NetPens™ and Cross :Convergence™ pens.

Consolidated gross profit margins of 52.8% in fiscal 2001 increased 1.9 percentage points from 50.9% in fiscal 2000. The increase in gross margin was attributable to improved writing instrument margins offset somewhat by negative gross margins

2001 A.T. CROSS COMPANY ANNUAL REPORT
24	Management's Discussion & Analysis

generated by PCG. Writing instrument margins in fiscal 2001 were 55.1%, up 2.8 percentage points over fiscal 2000. This improvement was due, in part, to lower manufacturing costs resulting from the consolidation of the Irish manufacturing and distribution operation into the Lincoln, Rhode Island facility as part of the Company's restructuring plan. PCG's margins were negative for the year, due to the effect of low sales volume combined with relatively fixed manufacturing costs and a $1.2 million charge for the write-down of slow moving inventory in the fourth quarter.

Consolidated selling, general and administrative ("SG&A") expenses of approximately $50.6 million were 6.9% lower than the prior year and were 41.0% of net sales in fiscal 2001 as compared to 41.7% in fiscal 2000. SG&A expenses for Quality Writing Instruments ("QWI") were approximately $49.6 million, or 6.4%, less than the prior year, as the Company continued strict controls over costs. PCG's SG&A expenses in fiscal 2001 were approximately $1.0 million as compared to $1.4 million in fiscal 2000.

Research and development expenses of approximately $2.0 million were 5.8% higher than last year, due to QWI new product development efforts and PCG activities. The Company expects fiscal 2002 research and development expenses to be somewhat higher than fiscal 2001.

Service and distribution costs of $3.9 million were $2.3 million higher than last year. Approximately half of this increase was due to the closure of the manufacturing and distribution facility in Ireland, as QWI products are now distributed into Europe entirely from the U.S. The remaining increase was the result of an approximate $761,000 favorable change in estimate adjustment that was made to Accrued Warranty Costs in fiscal 2000. This change in estimate was recorded as a reduction of Service and distribution costs in fiscal 2000.

In the fourth quarter of fiscal 2001, approximately $412,000 of the environmental remediation reserve, established in fiscal 2000 for the Company's property in Ireland, was reversed based upon current remediation cost estimates provided by the Company's environmental consultant.

In fiscal 2001, the Company recorded approximately $857,000 of Restructuring charges and loss on impairment of assets. Of this, approximately $862,000 related to the impairment of PCG assets, as certain long-lived assets were written off. The Company determined that the carrying amount exceeded the fair value of these assets. In addition, in fiscal 2001, the Company recorded a favorable change of $5,000 in the estimated liabilities of the restructuring plan (See Note D to the consolidated financial statements).

Interest and other (expense) income for fiscal 2001 was an expense of $5.7 million as compared to income of $5.2 million in fiscal 2000. The expense in 2001 was almost entirely due to activities relating to the Company's investments in internet companies. In fiscal 2001, the Company recorded losses of approximately $6.3 million, due to other than temporary declines in value of its DCCI investment and NeoMedia marketable securities. In fiscal 2000, the Company recorded an approximate $3.3 million gain on the sale of a portion of the Company's investment in NeoMedia. Future gain or loss on the sale of the remaining 232,797 shares of NeoMedia common stock, with a fair market value of approximately $35,000 at December 29, 2001, depends on market conditions and cannot be predicted. Interest income in fiscal 2001 was approximately $868,000, or 55%, lower than interest income in 2000, as average invested funds and interest rates were lower than in the prior year.

In fiscal 2001, the Company recorded an income tax provision of approximately $1,616,000 on $2,538,000 of income from continuing operations. For an analysis of income taxes from continuing operations, see Note I to the Company's consolidated financial statements.

In fiscal 2001, the Company recorded after-tax income from discontinued operations of approximately $58,000. For a full analysis of discontinued operations, see Note J to the Company's consolidated financial statements.

As a result of the foregoing, the consolidated net income in fiscal 2001 was $980,000 ($0.06 earnings per share, basic and diluted) as compared to the fiscal 2000 net loss of $8,099,000 ($0.49 loss per share, basic and diluted). Income from continuing operations in fiscal 2001 was $922,000 ($0.06 earnings per share, basic and diluted) as compared to the fiscal 2000 loss from continuing operations of $7,728,000 ($0.47 loss per share, basic and diluted).

Comparison of Fiscal 2000 with Fiscal 1999

Consolidated net sales of $130.5 million increased 2.8%, or $3.6 million, in fiscal 2000 as compared to fiscal 1999. Writing instrument net sales of $126.4 million were higher than fiscal 1999 by approximately $2.6 million, or 2.1%. Domestic writing instrument net sales increased by $1.4 million, or 2.3%, and international writing instrument net sales were higher by $1.2 million, or 1.8%, as compared to fiscal 1999.

Domestic writing instrument volume was favorably affected by the launch of Morph™ and the Bill Blass® line of writing instruments in 2000 and, to a lesser extent, the limited launch of ion™ and the ATX® line in the U.S. In addition, OEM revenue grew over 50% from fiscal 1999. Sales through the Company's retail division were 0.4% less than fiscal 1999, as an approximate 21% sales increase to the large office supply accounts was offset by lower sales to carriage trade accounts (department, gift and jewelry stores) and substantially lower sales to warehouse club accounts. Sales by the Company's special markets division of business gift products increased approximately 1.8%, as the Company reorganized and strengthened its sales force in the United States.

International writing instrument sales were favorably affected by the strengthening Asian economies, as sales in the key Asian market were higher than fiscal 1999 by approximately 12.6%. New product sales, the effect of favorable exchange rates and a change in distributors, affecting several key Asian markets, contributed to positive sales results in this region. Sales in Canada and Latin America were also higher than fiscal 1999 by approximately 4% and 21%, respectively. Sales in the EMEA markets were 3.7% less than fiscal 1999. The positive effects of the launch of the new ATX product line were more than offset by significantly unfavorable foreign exchange rates.

2001 A.T. CROSS COMPANY ANNUAL REPORT
25	Management's Discussion & Analysis

PCG sales in fiscal 2000 were approximately 32% higher than fiscal 1999. In fiscal 2000, sales were from the fulfillment of an OEM order for CrossPads from existing inventory, OEM sales of digital pens, NetPens and the December launch of Cross :Convergence pens, which utilize DigitalConvergence's software.

Consolidated gross profit margins of 50.9% in fiscal 2000 increased 10.1 percentage points from 40.8% in fiscal 1999. The increase in gross margin was primarily attributable to the PCG segment, which generated a positive gross margin in fiscal 2000 as compared to a negative gross margin in fiscal 1999. Writing instrument margins in fiscal 2000 were higher than fiscal 1999 by 2.7 percentage points, due, in part, to the effect of lower fixed manufacturing costs on the higher sales volume.

Consolidated SG&A expenses of approximately $54.4 million were approximately 14% lower than fiscal 1999 and were 41.7% of net sales in fiscal 2000 as compared to 49.8% in fiscal 1999. PCG's SG&A expenses of $1.4 million were $8.8 million less than the fiscal 1999 expense of $10.2 million. SG&A expenses for QWI were approximately $53 million, about equal to fiscal 1999.

Research and development expenses were 35.3% less than fiscal 1999, as both writing instrument and PCG spending was below fiscal 1999 levels.

Service and distribution costs were 53.3% less than fiscal 1999. An approximate $1.1 million adjustment was made to Accrued Warranty Costs in fiscal 2000, which included approximately $367,000 of warranty costs paid and a change in estimate of approximately $761,000, reflecting lower cost trends among the several factors that impact the Company's cost to service the warranty. The most significant factors, measured over a period of several years, include the operating costs of the service department and writing instrument unit sales. Aggressive cost management, combined with the implementation of shipping and handling fees for all repairs, has produced a favorable cost trend for the service department component. Likewise, lower unit sales trends of recent years are expected to result in lower units returned for repair under the warranty in the future. The change in estimate was recorded as a reduction of Service and distribution costs.

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

Interest and other (expense) income for fiscal 2000 included an approximate $3.3 million gain on the sale of a portion of the Company's investment in NeoMedia. Interest income of approximately $1.9 million in fiscal 2000 was about equal to interest income in fiscal 1999.

In fiscal 2000, the Company recorded an income tax provision of approximately $815,000 on the loss from continuing operations. This was unfavorable to the $239,000 provision recorded in fiscal 1999. For an analysis of income taxes from continuing operations, see Note I to the Company's consolidated financial statements.

In fiscal 2000, the Company recorded after-tax loss from its discontinued operations of approximately $371,000. For a full analysis of discontinued operations, see Note J to the Company's consolidated financial statements.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and short-term investments ("cash") of $21.5 million at the end of fiscal 2001 declined $3.2 million from the prior year.

Accounts receivable decreased approximately $2.1 million from the prior year, due to lower sales volume. The Company offers its U.S. retail writing instrument customers a dating program whereby they may either delay payment on certain third and fourth quarter purchases until January of the next year or earn a greater discount if payment is made earlier; therefore, the cash level is lower at the end of the year when accounts receivable are generally higher.

Total inventory of approximately $13.9 million decreased by approximately $5.2 million as compared to fiscal 2000. The decrease was largely due to reductions in writing instrument inventory. The Company's restructuring plan, implemented in 2000, consolidated all writing instrument manufacturing and distribution at its headquarters in Lincoln, Rhode Island and closed the Irish facility. This consolidation of manufacturing operations into one facility has enabled the Company to better manage its inventory levels. However, it is expected that, as the Company introduces new products in 2002, inventory levels may increase to support these new product launches.

Additions to property, plant and equipment were approximately $6.3 million in fiscal 2001 as compared to $5.3 million in fiscal 2000. In fiscal 2002, the Company expects capital expenditures to be slightly higher than in fiscal 2001. Depreciation expense is expected to be approximately 20% higher than in fiscal 2001, due to the higher levels of capital expenditures and the impact of shorter depreciable lives of QWI new product tooling.

The Company expects fiscal 2002 research and development expenses to be somewhat higher than fiscal 2001.

2001 A.T. CROSS COMPANY ANNUAL REPORT
26	Management's Discussion & Analysis

The Company's working capital was $40.7 million at the end of fiscal 2001, an increase of $1.6 million from fiscal 2000, and its current ratio at the end of fiscal 2001 was 2.3:1 as compared to 1.9:1 at the end of fiscal 2000. Operating cash flow from continuing operations was $7.0 million in fiscal 2001 as compared to $5.1 million in fiscal 2000.

As part of the Company's restructuring plan, the Irish facility was closed and placed for sale. Accordingly, the net book value of the Irish facility, approximately $1.0 million, was reclassified from Property, Plant & Equipment to Intangibles and Other Assets as an asset held for sale.

The Company currently maintains a $25 million unsecured line of credit with a bank. The agreement requires the Company to meet certain liquidity levels and covenants. The most restrictive covenant is to maintain a consolidated cash, cash equivalents and short-term investments balance of not less than $15 million at the end of each quarter. There is also a restriction on the Company's ability to grant a security interest in its assets. Any amounts borrowed under this agreement are payable on demand and bear interest at either the bank's prime lending rate or at one percent per annum in excess of the London Interbank Offering Rate ("LIBOR"). At December 29, 2001, there were no amounts outstanding on the line of credit.

In fiscal 2001, approximately $5.9 million of restructuring charges were paid. At December 29, 2001, total restructuring charges paid to date were approximately $13.0 million. The total cash portion of the restructuring plan is expected to be approximately $15.1 million. The Company expects that cash payments for restructuring will be substantially completed by the end of 2002.

In fiscal 2001, the Company's Board of Directors authorized the repurchase of up to 10% of the Company's outstanding Class A common stock. The Company plans to purchase up to approximately 1.5 million shares of stock on the open market, from time to time, depending on market conditions. Repurchased shares will be held as treasury stock and will be available for general corporate purposes. At December 29, 2001, the Company had repurchased 623,600 shares for approximately $4.1 million under this plan.

The Company believes that existing cash, funds from operations and funds from the potential sale of its Irish facility, supplemented, as appropriate, by the Company's short-term borrowing arrangements, will be adequate to finance its foreseeable operating and capital requirements, the remaining requirements of the restructuring plan and the stock repurchase plan. Should operating cash flows in 2002 not materialize as projected, the Company has a number of alternatives to ensure that it will have sufficient cash to meet its operating needs. These alternatives include implementation of strict cost controls on discretionary spending, delaying non-critical research and development and capital projects and delaying the completion of the stock repurchase plan.

At the end of fiscal 2001, cash available for domestic operations amounted to approximately $6.3 million, while cash held offshore for international operations amounted to approximately $15.2 million. At the end of fiscal 1999, the Company determined that approximately $15 million in undistributed foreign earnings were no longer considered to be invested indefinitely and recorded a provision for deferred taxes of approximately $5.3 million. This represented the estimated tax associated with these undistributed earnings. As of December 29, 2001, approximately $9.4 million of these earnings have been repatriated to the U.S. At present, management continues to believe that the unremitted foreign earnings for which deferred taxes have not been provided will continue to be permanently invested in the growth of business outside the U.S.; hence, no additional deferred taxes were recorded during fiscal 2001.

_______________________________________________________________________________________________________

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

Contractual Obligations: The Company leases office and warehouse space and certain equipment under non-cancelable operating leases that expire through 2007. Future minimum lease payments under all non-cancelable leases at December 29, 2001 are approximately:

(THOUSANDS OF DOLLARS)	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	4 TO 5 YEARS

______________________________________________________________________________
Capital Leases	$ 242	$ 210	$ 32	$ -
Operating Leases	1,446	890	486	70
Total	$ 1,688	$ 1,100	$ 518	$ 70

_______________________________________________________________________________________________________

NEW ACCOUNTING PRONOUNCEMENTS

During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which has been amended by SFAS No. 137 and SFAS No. 138. The Company implemented this statement, as amended, in fiscal 2001. This statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains and losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 precludes hedge accounting unless specific hedge criteria are met. The adoption of SFAS No. 133 has not had a material impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not impact the Company's consolidated financial position or results of operations.

2001 A.T. CROSS COMPANY ANNUAL REPORT
27	Management's Discussion & Analysis

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Goodwill and certain intangible assets deemed to have indefinite lives will remain on the balance sheet and not be amortized. Goodwill will be tested for impairment annually or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, and write downs may be necessary. The Company is required to implement SFAS No. 142 on January 1, 2002. Testing goodwill impairment under SFAS No. 142 is a two-step process. The first step is a comparison of the reporting unit's fair value to its carrying amount. This step must be completed within six months of adoption. The final step of SFAS No. 142, if required, must be performed no later than December 28, 2002. At December 29, 2001, the carrying value of goodwill, approximately $3,944,000, was recorded in Intangibles and Other Assets in the QWI segment. Amortization of goodwill was approximately $225,000 in both fiscal 2001 and 2000 and was approximately $113,000 in fiscal 1999.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards. The Company is required to implement SFAS No. 144 on January 1, 2002. The Company believes that the adoption of SFAS No. 144 will not have a material impact on its consolidated financial position or results of operations.

IMPACT OF INFLATION AND CHANGING PRICES

The Company's operations are subject to the effects of general inflation as well as fluctuations in foreign currencies. In addition, the Company is exposed to volatility in the price of gold and silver, as those precious metals are used in the manufacture of its products. Policies and programs are in place to manage the potential risks in these areas. The Company has generally been successful in controlling cost increases, due to precious metal price fluctuations and general inflation. The Company continues to review its number of suppliers in order to obtain lower costs and higher quality on many of its materials and purchased components. Steps taken in conjunction with restructuring efforts have reduced operating costs in its manufacturing operations.

The Company normally enters into foreign currency exchange contracts to economically hedge that portion of its net financial position exposed to foreign currency fluctuations.

The Company has adopted accounting practices that tend to reflect current costs in its consolidated statements of operations. A portion of total inventories at the end of fiscal years 2001, 2000 and 1999 were accounted for using the LIFO valuation method. Normally under this method, the cost of goods sold reported in the financial statements approximates current costs, thus reducing distortions in reported income due to the effect of changing prices.

EURO

On January 1, 1999, the European Monetary Union created a single currency, the Euro, for its member countries. A transition period from January 1, 1999 through December 31, 2001 allowed the member countries to methodically eliminate their local currencies and to convert them to the Euro. During this transition period, either the Euro or a member country's local currency was accepted as legal tender.

The impact of the adoption of the Euro on the Company's operations was minimal in fiscal years 2001, 2000 and 1999 and is not expected to be material to future operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to changes in interest rates and foreign currency exchange, primarily in its investments, note payable to bank and foreign currency transactions.

The Company's short-term investment portfolio consists primarily of high-grade investments, with the majority maturing in less than five years. A hypothetical 10% adverse change in current average interest rates for these investments would have an approximate $150,000 negative impact on the Company's pre-tax earnings.

In fiscal 2001, the Company recorded a pre-tax loss of approximately $1.3 million related to its investment in NeoMedia. The Company believes, due to unfavorable market conditions for such technology stocks, its investment experienced a decline in value that was other than temporary. At December 29, 2001, the Company had 232,797 shares of NeoMedia common stock at a market value of approximately $35,000. These securities are classified as available-for-sale and included in Other current assets. The loss on the Company's investment in NeoMedia shares was recorded in Interest and other (expense) income and included in the PCG segment.

The Company currently maintains a $25 million unsecured line of credit with a bank. The Company is required to meet certain liquidity levels and covenants. The most restrictive covenant is to maintain a consolidated cash, cash equivalents and short-term investments balance of not less than $15 million at the end of each quarter. There is also a restriction on the Company's ability to grant a security interest in its assets. Any amounts borrowed under this agreement are payable on demand and bear interest at either the bank's prime lending rate or at one percent per annum in excess of the LIBOR. The Company believes that changes in interest rates would not be material to its operations, due to its level of borrowings.

2001 A.T. CROSS COMPANY ANNUAL REPORT
28	Management's Discussion & Analysis

The Company had no long-term debt obligations at December 29, 2001 and December 30, 2000.

The Company's foreign exchange exposure is generated primarily from its international operating subsidiaries. The Company seeks to minimize the impact of foreign currency fluctuations by hedging certain foreign currency denominated balance sheet positions with foreign currency forward exchange contracts or options. Most of these contracts are short-term, generally expire in one to three months and do not subject the Company to material market risk. The Company does not enter into foreign currency exchange transactions for speculative purposes.

CRITICAL ACCOUNTING POLICIES

The Company applies certain accounting policies requiring management's estimates in determining reported results, see "NOTE A - SIGNIFICANT ACCOUNTING POLICIES." The most critical accounting policies, requiring significant management judgement, are as follows:

Revenue recognition requires estimates of product returns, term discounts and rebates at the time revenue is recognized.

Inventory is valued at the lower of cost or market value, requiring management to establish inventory reserves based upon estimated market values for the Company's product lines.

Allowances for doubtful accounts receivable requires management to estimate the collectability of accounts receivable.

The Company's writing instruments are sold with a full warranty of unlimited duration against mechanical failure. In establishing the accrual for warranty costs, management analyzes historical trends of writing instrument unit sales, estimates the potential impact of new product introductions and the future cost of product repairs.

Marketable equity securities are carried at market value. Temporary unrealized holding gains and losses on such securities, net of the related tax effect, are included in Accumulated other comprehensive income (loss), which is reflected in Shareholders' Equity. If management determines that changes in market value are other than temporary, such gains or losses would be reported in Net Income (Loss).

Management believes that the degree to which actual results differ from these estimates could have a material affect on the Company's consolidated financial position or results of operations.

For additional information regarding management's estimates, see "RISKS AND UNCERTAINTIES; FORWARD-LOOKING STATEMENTS" in Management's Discussion and Analysis.

RISKS AND UNCERTAINTIES; FORWARD-LOOKING STATEMENTS

Statements contained herein that are not historical fact are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, words such as "believes," "anticipates," "expects," "will" and similar expressions are intended to identify forward-looking statements. The Company cautions that a number of important factors could cause the Company's actual results for fiscal 2002 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements involve a number of risks and uncertainties.

The following section describes certain of the more prominent risks and uncertainties inherent in the Company's operations. However, this section does not intend to discuss all possible risks and uncertainties to which the Company is subjected, nor can it be assumed necessarily that there are no other risks and uncertainties that may be more significant to the Company.

History of Losses; Uncertainty of Future Profitability: The Company has experienced losses in four of the last five fiscal years. There can be no assurances that the Company will be able to sustain profitability in the future.

New Products: The Company's ability to restore growth in sales depends largely on consumer acceptance of various new products recently introduced and planned for introduction. The markets in which the Company sells are highly competitive, and there is no assurance that consumer acceptance will be realized to the degree necessary to generate growth in the Company's sales and earnings, nor to maintain them at their current level.

Success of the Restructuring Plan: The Company expects, but there can be no assurance, that the restructuring will lower costs.

Dependence on Certain Suppliers: To maintain the highest level of product quality, the Company relies on a limited number of domestic and international suppliers for certain raw materials, manufacturing technologies and certain finished products. The Company may be adversely affected in the event that these suppliers cease operations or if pricing terms become less favorable. The Company believes, but cannot be assured, that the raw materials currently supplied by these vendors could be obtained from other sources and that the manufacturing technologies could be developed internally or that suitably similar technologies could be located.

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

Sensitivity to Economic Conditions: Sales of the Company's products may be adversely affected by economic conditions in its various international markets.

2001 A.T. CROSS COMPANY ANNUAL REPORT
BOARD OF DIRECTORS		DAVID G. WHALEN	A.T. Cross Company,
		President and Chief Executive Officer	French Branch
RUSSELL A. BOSS			Paris, France
Chairman of the Board		JOHN T. RUGGIERI
A.T. Cross Company		Senior Vice President, Treasurer and	A.T. Cross Deutschland GmbH,
Class B Director 1		Chief Financial Officer	Mainz, Federal Republic of Germany
President, Pen Computing Group
BRADFORD R. BOSS			A.T. Cross Distribution,
Chairman Emeritus		SONDRA L. WELLMERLING	Ballinasloe, Republic of Ireland
A.T. Cross Company		Senior Vice President,
Class B Director 1		Marketing and New Product Development	A.T. Cross Iberia, S.L.,
Madrid, Spain
JOHN E. BUCKLEY		JOSEPH V. BASSI
Executive Board Member, Anoto, Inc.		Finance Director	A.T. Cross Limited,
Newton, Massachusetts			Ballinasloe, Republic of Ireland
Class B Director		TINA C. BENIK
		Vice President, Legal and Human Resources	A.T. Cross (U.K.) Limited,
BERNARD V. BUONANNO, JR.		Corporate Secretary	Luton, Bedfordshire, England
Senior Partner
Edwards & Angell, LLP		PETER J. CANOLE	A.T.X. International, Inc.,
Providence, Rhode Island		Vice President, Asia	Lincoln, Rhode Island
Class B Director 3
		KIERAN J. CROWLEY	A.T.X. Ireland Limited,
GALAL P. DOSS		Vice President, EMEA	Ballinasloe, Republic of Ireland
Chairman and Chief Executive Officer
Family Nutrition, S.A.E.		ROBIN BOSS DORMAN	Cross Company of Japan, Limited,
Chairman, Family Cosmetics, S.A.E.		Vice President, Corporate Development	Tokyo, Japan
Egypt
Class A Director 2		PETER J. LEON	Cross Pen Computing Group,
		Vice President, Marketing and Sales,	A Division of A. T. Cross Company
TERRENCE MURRAY		Americas	Lincoln, Rhode Island
Chairman
FleetBoston Financial Corporation		STEPHEN A. PERREAULT
Boston, Massachusetts		Vice President, Operations	ANNUAL MEETING
Class B Director 3
GARY S. SIMPSON
ANDREW J. PARSONS		Corporate Controller	The Annual Meeting of Shareholders of
Non-Executive Chairman			A.T. Cross Company will be held on Thursday,
The Kantar Group of WPP Group plc		CORPORATE INFORMATION	April 25, 2002 at 10:00 a.m. at the offices of
Member, McKinsey Advisory Council			the Company, One Albion Road, Lincoln,
New York, New York		CORPORATE HEADQUARTERS	Rhode Island 02865.
Class A Director 2		A.T. Cross Company
		One Albion Road	INDEPENDENT AUDITORS
JAMES C. TAPPAN		Lincoln, Rhode Island 02865 U.S.A.	Deloitte & Touche LLP
President, Tappan Capital Partners	Tel.	(401) 333-1200	Boston, Massachusetts
Hobe Sound, Florida	Fax	(401) 334-2861
Class A Director 2		www.cross.com	STOCK SYMBOL
American Stock Exchange Symbol: ATX
DAVID G. WHALEN		SUBSIDIARIES, BRANCHES AND DIVISIONS
President and Chief Executive Officer		A.T. Cross (Asia Pacific) Limited,	TRANSFER AGENT AND REGISTRAR
A.T. Cross Company		Hong Kong Branch	EquiServe Trust Company, N.A.
Class B Director 1		Hong Kong Special Administrative Region,	Canton, Massachusetts
People's Republic of China
CORPORATE OFFICERS			10-K REPORT
		A.T. Cross (Asia Pacific) Limited,	A copy of the Company's report to the
RUSSELL A. BOSS		Taiwan Branch	Securities and Exchange Commission on Form
Chairman of the Board		Taipei, Taiwan, Republic of China	10-K will be furnished free of charge to any
security holder upon written request to the
BRADFORD R. BOSS		A. T. Cross Benelux B.V.,	Senior Vice President, Treasurer and Chief
Chairman Emeritus		Woerden, The Netherlands	Financial Officer, at One Albion Road, Lincoln,
Rhode Island 02865.
A.T. Cross (Canada), Inc.,
Toronto, Ontario, Canada

Board Committees: 1. Executive; 2. Audit; 3. Compensation.			Printed in the U. S. A. on recycled paper

[ A.T. Cross Company Logo ]

Cross is a rapidly evolving company,
poised to ignite its business and be the
innovative leader. We understand the
importance of making our products
relevant to today's consumer. We will
provide consumers with distinctive and
inspiring products to help them express
their thoughts, feelings and style.

SKU-4890-AR-02